UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 12, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer

ANNUAL GENERAL MEETING (AGM)
EXTRAORDINARY GENERAL MEETING (EGM)

Handbook for shareholders' participation

April 14th, 2021



PETROBRAS

PETROBRAS

INDEX

PETROBRAS

MESSAGE FROM THE CEO

Dear Shareholders,

I am very happy to present the report on Petrobras financial performance in 2020, when the Company had a superb performance in a very challenging environment.

Amidst a severe global recession and the effects of a very strong global shock to the oil industry, we promised to engineer a J-shaped recovery. The goal was to emerge better than before.

We delivered on our promises.

Costs were reduced and are set to remain on a downward path, productivity is growing, the company is laser focused on investing in world-class assets and has a large pipeline of non-core assets to divest.

We are very proud of our team for the fast and efficient response to the oil crisis. Our employees worked relentlessly to win, corporate people at their homes and operations people at the refineries, plants and oil and gas platforms in the sea.

The execution of the strategy launched in January 2019 was accelerated as well as digital transformation to support the efforts to lower costs and to boost efficiency and operational safety. The work of multidisciplinary agile teams was instrumental to leverage our key resources and to strengthen resilience to high volatility scenarios.

Oil and oil & gas production reached all-time highs at 2.28 MMbpd and 2.84 MMboed, respectively, while most of our global competitors showed output reduction. A major part of our production - about 66% - came from the pre salt fields at an average lifting cost of US$2.5 per boe. This means also higher oil quality sold at a premium on the Brent price as well as less greenhouse gases (GHG) emissions.

Total average lifting cost, at US$ 5.2 per boe in 2020, dropped 42.2% relatively to the 2015-2019 average of US$9.0 per boe.

Petrobras oil and fuel oil exports also reached historical records. Crude oil sales increased 33% and our Tupi and Buzios brand names were consolidated with Asian clients.

Our sales and marketing team is developing initiatives to diversify by geographies and clients. In 2020 they were able to add 14 new clients to the international clientele.

Exports of fuel oil rose 45.9 percent, mainly due to the successful marketing initiative of the low-sulfur product to the Singapore market, a global hub for long-distance sea shipping.

New and successful inroads were made in the sales of naphta, propane, ethane and coke.

Whereas oil prices plunged 35%, our operational cashflow (CFFO) went up 13% and free cash flow (FCF) 20%.

CFFO reached US$ 28.9 billion, the highest of the last 10 years, even comparing with a period of oil prices around US$ 100 per bbl, more than double of last year's average price of US$42/bbl. When compared to major oil companies, Petrobras was the only one to show an increase in a very challenging environment.

FCF of US$22.1 billion (US$ 24.1 billion if divestments are included) was an all-time high figure for our company. It was also the highest among major oil companies, and almost eight times the average number for the group, at US$2.8 billion. If we add the FCF of all the majors, the value generated by Petrobras is even greater.

We were also the only major oil company in the West to reduce debt.

Consistently with the focus on meritocracy and value creation, we started the implementation of EVA® as a management system in 2019.

The strength of cashflow generation and a more efficient capital allocation were the main factors underlying the EVA® increase of US$2.3 billion in relation to 2019.

The meaningful cashflow allowed us to continue to deleverage the balance sheet. Total debt was reduced by US$11.6 billion, to US$ 75.5 billion, from US$87.1 billion as of December 31, 2019, another great achievement.

Net debt of US$63.2 billion at the end of 2020 dropped US$15.7 billion against the position of December 31, 2019.

Cash holdings of US$ 12.4 billion are still greater than optimal. They should be reduced over time to improve the efficiency of capital allocation as attractive opportunities for debt pre-payment arise.

Debt reduction and lower costs of debt contributed to a substantial decline in interest burden. For instance, the ratio between interest paid and barrel of oil produced was US$3.80 in 2020 against US$7.80 in 2015 – a 51% drop – and also below the average of US$7.70 for 2015-2019.

Total interest payment of US$3.2 billion in 2020, represents a sea change when compared to large payments of over US$7.0 billion per year in the recent past, equivalent to more than the CAPEX required to build an offshore oil production system with capacity of 150-180,000 bpd.

Lower debt and interest payments are key to improve risk perception and to free funds to be invested in world-class assets, particularly in a capital- intensive business such as oil. This is where the focus on finance connects with the focus on operations.

As a result of the burden of excessive debt and interest, Petrobras was forced to drastically cut its investments in exploration and new area acquisitions to US$5.8 billion in 2015-2018, averaging US$1.45 billion. In 2019-2020 we were able to invest US$18 billion, preparing the future of oil production in the next 10/20 years.

Petrobras´ total shareholders return have been very poor over the last few years. Given the strong cash flow performance and continued debt reduction, we are proposing to the Board of Directors a dividend distribution of R$ 10.3 billion – R$0,787446 per common and preferred shares –still relatively modest but more than twice the mandatory for the 2020 calendar year. Dividends are scheduled to be paid on April 29.

Manageable operating expenses fell to US$16.9 billion against US$21.8 billion in 2019 and general and administrative expenses went down by US1.0 billion, to US$1.1 billion against US$2.1 billion.

Lifting costs declined 33% on year-on-year basis to US$5.2 from US$7.8/boe. 63 oil platforms were mothballed given low productivity and high operational costs.

We managed to cut costs with air, storage, maritime and port operations. At the same time, the ship-to-ship operations performed by our wholly owned subsidiary Transpetro increased by 66% relative to 2019 and ship availability was raised to 99.2% in 2H20, against 90% in December, 2019. Transpetro sold 11 ships, most of which with 30 or more years, demanded high maintenance costs.

The company is taking steps to optimize inventory management. The inventory of inputs and equipment was reduced, reaching the lowest level since 2011, and the inventory of oil declined 8 million barrels in a move to eliminate inefficiency and to reallocate capital to better uses.

By the same token, we put for sale some 50,000 tons of scrap and 550 real estate assets.

More than 11,000 employees of Petrobras and its subsidiaries enlisted for the various voluntary dismissal programs, out of which 6,100 left Petrobras in 2019 and 2020 and 5,000 as of 2021. Almost 1,500 managerial positions were eliminated, in-sourcing was adopted to save costs and use of digital transformation and robotization cut the demand for outsourced services.

The health plan, previously a source of high costs and poor services, is being restructured to pursue efficiency gains, lower costs and much better services.

The pension fund (PETROS) of our employees had a deficit of more than R$30 billion due to mismanagement in the past. A professional management was hired and a new deficit coverage plan was approved and implemented in 2019. In January 2021 a defined contribution plan was approved by regulatory authorities. Therefore, PETROS is now much healthier than it was in the recent past.

Several administrative buildings were shutdown. From 23 occupied at the beginning of 2019 we have gone to 9. The number of offices abroad decreased to four from 18 in 2018. Simultaneously, the number of expatriates per office was reduced significantly.

The rationalization of spaces to reduce costs has been facilitated by the reduction of the number of employees and service providers and the adoption of a hybrid system of work, in person and virtual, when

we are confident to return to the office. New ways of working are needed to survive and thrive in a technology-driven world.

As in many companies in the world, the adoption of home office for corporate activities, made feasible by the digital revolution, contributed to mitigate the transmission of the coronavirus among our employees and to a significant productivity increase and cost savings.

For instance, travel costs were down by US$40 million in comparison to 2019. A large part of these savings is permanent in a post-COVID world.

Our corporate university was restructured to become leaner, with training programs aligned to the company´s strategic priorities. A program of succession of leaders has commenced, supported by the formation of a new generation of leaders and mentorship.

We have begun to undertake joint initiatives with law enforcement to deter thefts of fuels flowing through our pipelines. The stolen volumes decreased by 56% compared to 2018, the peak of a growing trend.

We achieved great advances in the negotiation of tax and environmental pending issues, inherited from the past, managing to write off significant amounts of liabilities.

Expenditure with oil extraction declined US$2.0 billion to US$4.7 billion in 2020 from US$6.7 billion an year before. Refining costs were also reduced to US$1.1 billion against US$1.5 billion in 2019.

To address the goal of reducing working capital, we launched Mais Valor program in November last year. This program will benefit both suppliers - through bank financing at lower interest rates - and Petrobras – with longer terms to pay for the purchase of goods and services. A good number of large national and international banks have joined Mais Valor.

Since January 2019 we concluded 21 transactions and have other 13 signed, involving asset divestitures amounting to some US$17 billion of cash-in, being US$14.4 billion in that year.

BR Distribuidora was the first case of privatization of a state-owned company through capital markets in Brazil.

Divestment revenue was key to finance the acquisition of Búzios (transfer of rights surplus), the largest offshore oil field in the world, in November 2019.

Two fertilizer plants were leased to a chemical company under a long-term contract, our subsidiary ANSA was shut down and our two natural gas distribution companies in Uruguay had their operating licenses returned to the Uruguayan government allowing Petrobras to leave the business.

Currently, we still have more than 50 assets on sale at different stages in their processes of divestment. Five refineries, Gaspetro and several mature oil fields have reached the final stage for the signing of a sales and purchase agreement.

The divestment program aims to optimize our portfolio, allowing for the reallocation of resources from low-return to high-return assets, to reduce debt and to de-risk the company.

In the last couple of years Petrobras invested US$35 billion, the majority of it in the exploration and production of oil and natural gas in deep and ultradeep waters, our core business.

In 2020 P-70 came on stream for operation in the Atapu field and P-77 (Buzios) and P-67 (Tupi) concluded ramp-ups.

Over the last two years costs of well drilling and completion were reduced by 36%. We started to use new tools for inspection of subsea pipelines to make feasible to lower costs and increase oil output.

The basic project for a new generation of FPSOs was finalized. Thirteen new FPSOs will come on stream from this year to 2025, eight of them are already being built.

Several innovation projects are being developed aiming to minimize exploratory risk, to shorten dramatically the time period between discovery and first oil and to minimize costs of well drilling and completion, among others.

HISEP® is one of these projects in advanced stage. It allows the separation and reinjection of CO2 in the seabed in a real underwater factory that will contribute to reduce capex and opex costs and GHG emissions.

If successful, these projects will enhance considerably the resiliency of our portfolio to very low prices of oil, to allow for the exploitation of new pre-salt fields with high CO2 concentration and to create a cleaner oil and natural gas operation.

The digital twins technology was successfully implemented in our refineries and a program is being executed to reach a significant increase in energy efficiency. Energy is a major component of the operational cost of refining and our goal is to reduce costs and GHG emissions.

Reflecting our client focus, a new type of gasoline with higher cars performance (RON 93) was launched. Production and sales of S10 low-sulphur diesel oil were boosted last year and we are waiting for government license to start the production and sales of renewable diesel.

This product decreases greenhouse gas emissions by 70% relatively to regular diesel, 15% when compared to biodiesel and it is much more friendly to motors. It will be the first product of a new line of biofuels, which includes also bio aviation kerosene, that will meet the demand for decarbonization in air transport.

To widen the menu of options for clients, the sales and marketing team is carrying out auctions for future delivery of fuels in some specific places.

Safety of operations and our employees is one of our strategic priorities.

Total recordable injuries per million men hour continued on a downward trend, reaching 0.56 in 2020, establishing a new benchmark for the global oil industry. For the first time in many years, we celebrate zero fatalities in our operations.

Since the outbreak of the COVID-19 pandemics we adopted strict protocols to protect the health of our employees, adoption of home office for corporate personnel until June 30, 2021, team reduction in the operations, massive testing (520,000 tests up to February), quarantining, use of PPE´s and availability of 24/7 medical services including telemedicine and air ambulances.

Petrobras also helped to fight the effects of the pandemics on the Brazilian society through the donation of tests, medical and hygiene materials, fuel for ambulances and medical vehicles, food and hygiene material for low income families and computing capacity to support research efforts aimed at fighting COVID.

Our social agenda acquired a focus on early childhood education, an investment with high expected social return. Currently, our programs are assisting about 25,000 children.

In January this year we took the first step of a new program, Digital Education for Prosperity, with a grant of 250 laptops to public schools in a low income community. The plan, in a partnership with a non-government organization and two large global companies, has a much larger scope, donating up to 15,000 computers with Internet access and creating training centers for public elementary school teachers and public high school students.

Digital transformation has been accelerated, supported by training, cultural transformation and a significant enhancement in infrastructure.

High-power computing capacity is increasing to 60 Pflops in 2021, up from just 3 Pflops in 2018, which is critical to the solving of more complex algorithms, machine learning and artificial intelligence.

Simultaneously, we are implementing the SAP S/4 Hana to simplify, digitalize and integrate process to make productivity gains feasible across the company.

Two excellence centers were created, one for agile excellence and the other for robotization and process digitalization. Alongside the two centers, we developed an Ecosystem for Innovation Corporate Lab to foster innovation through hackathons, design thinking, design sprint, lean startup. To stimulate entrepreneurship we created a program of internal startups, called “Santo de Casa faz milagres”.

Our research center, CENPES, the largest in Latin America, was revamped to become much more integrated with the company strategic goals through the optimization of the R&D project portfolio, partnership with start-up companies and the use of commercial readiness and other instruments.

Energy transition is something to be taken seriously. We strongly believe that, as the largest Latin American oil company, one of our duties is to help in a responsible process of transition. Oil and natural gas are still

the backbone of modern economy and they will continue to be relevant for many years, although the global demand tends to grow at a slower and declining pace over time.

Petrobras launched ten commitments to sustainability aiming to minimize GHG emissions, to increase carbon capture and storage and water reutilization, while pursuing innovations to deal with scope 3 emissions and the research of new sources of energy.

The company managed to diminish total GHG emissions for the sixth consecutive year, totaling 56 million tCO_2e, a reduction of 6% when compared to 2019, and compatible with our goal of reducing this total by 25% by 2030, compared to 2015. The E&P carbon intensity was 15.8 $kgCO_2e$ / boe, on track to reaching our medium-term target of 15 $kgCO_2e$ / boe in 2025.

Carbon intensity of the refining business was 40.2 $kgCO_2e$ / CWT, a 3.6% reduction when compared to 2019. It is still too high. We are working hard to converge to 30 $kgCO_2e$/CWT until 2030.

The ultimate sources of economic development are companies. Once they create shareholder value, they have the resources to finance investment, to pay higher wages, to create jobs along the value chain, to invest in social projects and to protect the nature against climate change and to pay taxes.

Petrobras is the largest taxpayer in Brazil. In face of low oil prices and demand contraction we paid R$129 billion in 2020 to the government, totaling R$375 billion in the last couple of years.

Our goal is to become the best oil and gas company in the world at creating shareholder value while respecting people and the environment, focus on safety, and continuing to be a reliable supplier of high-quality products to our customers.

I would like to express our solidarity to those who suffered the terrible pain caused by the pandemics and to praise medical professionals and scientists who have been real heroes in great battle for the preservation of human lives.

My acknowledgement to our Board of Directors for its important role and continuous support to strategy execution in this journey.

Last but not least, people are the most valuable asset of Petrobras. Our executives and employees had no doubt to go for the extra mile in the dark hours of a deep recession to keep the ship running safely through rough waters.

Thank you!

Roberto Castello Branco
CEO

INVITATION

Date: April 14TH, 2021
Time: 3 PM (GMT-3 time zone)
Local: Digital Plataform

Matters:

Annual General Meeting

I. Assessing the Management's accounts, examining, discussing and voting on the Management's Report and the Company's Financial Statements, with the report from the independent auditors and the Fiscal Council Report, for the fiscal year ended on December 31, 2020;

II. Proposal for the allocation of the Loss/Profit for the fiscal year of 2020;

III. Election of five (5) members of the Fiscal Council, with one (1) member appointed by the minority holders of common shares and one (1) appointed by the holders of preferred shares, both through a separate election process, and respective alternates;

IV. Establishing the compensation for the members of the Management, Fiscal Council, and Advisory Committees of the Board of Directors.

Extraordinary General Meeting

I. Proposal for merger of Companhia de Desenvolvimento e Modernização de Plantas Industriais S.A (CDMPI) by Petróleo Brasileiro S/A to:

(1) Ratify the contracting of Moreira Associados Auditores Independentes (Moreira Associados) by Petrobras to prepare the Appraisal Report, at book value, of CDMPI's shareholders' equity, pursuant to paragraph 1 of article 227 of Law 6404, of December 15, 1976;
(2) Approve the Appraisal Report prepared by Moreira Associados for the appraisal, at book value, of CDMPI's shareholders' equity;
(3) Approve, in all its terms and conditions, the Protocol and Justification of the merger, entered into by and CDMPI and Petrobras on 02.24.2021;
(4) Approve the merger of CDMPI by Petrobras, and its consequent extinction, without increasing the capital stock of Petrobras; and
(5) Authorize Petrobras' Board of Executive Officers to perform all acts required to effect the merger and to bring of the Acquired Company and the Acquiror in good standing before the competent bodies, as necessary.

ANNUAL AND EXTRAORDINARY GENERAL MEETINGS

CALL NOTICE

The Board of Directors of Petróleo Brasileiro S.A. – Petrobras convenes the Annual and an Extraordinary Meeting of the Company's shareholders, to be held **exclusively by digital format**, pursuant to Article 4, Paragraph 2, Item I and Article 21-C, Paragraphs 2 and 3 of CVM Instruction 481, of December 17, 2009 ("CVM Instruction 481"), on **April 14, 2021**, at **3 p.m. (GMT-3 time zone), via Digital Platform**, to resolve on the following matters:

Annual Meeting

I. Assessing the Management's accounts, examining, discussing and voting on the Management's Report and the Company's Financial Statements, with the report from the independent auditors and the Fiscal Council Report, for the fiscal year ended on December 31, 2020;

II. Proposal for the allocation of the Loss/Profit for the fiscal year of 2020;

III. Election of five (5) members of the Fiscal Council, with one (1) member appointed by the minority holders of common shares and one (1) appointed by the holders of preferred shares, both through a separate election process, and respective alternates;

IV. Establishing the compensation for the members of the Management, Fiscal Council, and Advisory Committees of the Board of Directors.

Extraordinary Meeting

I. Proposal for the merger of Companhia de Desenvolvimento e Modernização de Plantas Industriais S.A (CDMPI) by Petróleo Brasileiro S.A – Petrobras to:

(1) Ratify the contracting of Moreira Associados Auditores Independentes (Moreira Associados) by Petrobras to prepare the Appraisal Report, at book value, of CDMPI's shareholders' equity, pursuant to paragraph 1 of article 227 of Law 6404, of December 15, 1976;
(2) Approve the Appraisal Report prepared by Moreira Associados for the appraisal, at book value, of CDMPI's shareholders' equity;
(3) Approve, in all its terms and conditions, the Protocol and Justification of the merger, entered into by and CDMPI and Petrobras on 02.24.2021;
(4) Approve the merger of CDMPI by Petrobras, and its consequent extinction, without increasing the capital stock of Petrobras, and
(5) Authorize Petrobras' Board of Executive Officers to perform all acts required to effect the merger and to bring of the Acquired Company and the Acquiror in good standing before the competent bodies, as necessary.

Considering the effects of the COVID-19 (coronavirus) pandemic in Brazil and the measures taken by health and government authorities to cope with the pandemic, especially regarding restrictions on

mobility and public gatherings, the Annual General Meeting will be held **exclusively by digital format**, therefore shareholder's participation can only take place as follows:

(a) by using the **Distance Voting Ballot**, available to shareholders on the Company's http://www.petrobras.com.br/ri) and CVM's (http://www.cvm.gov.br) websites;

(b) by using the **Digital Platform**, which may be accessed in person or by a duly appointed attorney-in-fact, as per Article 21-C, Paragraphs 2 and 3 of CVM Instruction 481, in which case the shareholder may: (i) simply participate in the meeting, having already sent the Distance Voting ballot, or not; or (ii) participate and vote in the meeting, in which case the voting instructions previously sent by the shareholder in the Distance Voting ballot will be disregarded, and the vote given through the Digital Platform will prevail.

Proof of the status as the Company's shareholder must be issued under Article 126 of the Brazilian Corporation Law and Article 13 of Petrobras' Bylaws, as applicable.

The Company informs shareholders who wish to participate in this meeting that the instructions to access the Digital Platform and/or to send the Distance Voting Ballot, pursuant to CVM Instruction 481, can be found in the **Handbook for Shareholders Participation** and in the **Meeting Instructions for Shareholders**.

To participate in these Meetings through the Digital Platform, the shareholder must send a request to the Company, by email, to the following address: **assembleias@petrobras.com.br**, until two (2) days before the Meetings, that is, until 3 p.m. (GMT-3 time zone), April 12, 2020, in which email the shareholder must enclose the following documents:

- Individuals:

(a) valid ID with photo (original or certified copy) of the shareholder. The following documents can be presented: (i) Identity Card (RG); (ii) Foreigner's Identity Card (RNE); (iii) Passport; (iv) Professional Association Card accepted as ID for legal purposes (for example, OAB, CRM, CRC, CREA); or (v) Driver's License (CNH);

(b) proof of ownership of Petrobras' shares, issued by the depositary or custodian financial institution; and

(c) email to receive an individual invitation to access the Digital Platform and, therefore, participate in these Meetings.

- Company or Legal Entity:

(a) valid ID with photo (original or certified copy) of the legal representative. The following documents can be sent: (i) Identity Card (RG) or Foreigner's Identity Card (RNE); (ii) Passport; (iii) Professional Association Card accepted as ID for legal purposes (for example, OAB, CRM, CRC, CREA); or (iv) Driver's License (CNH);

(b) documents proving the representation, including the appointment by power of attorney and a copy of the professional qualification documents and the minutes of the election of the board members; and, in the case of an investment fund, copies of (i) the fund's bylaws, (ii) the professional qualification documents of its board member or member of the management, as the case may be; and (iii) the minutes of the election of such board members. If these documents are in a foreign language, they must be translated into Portuguese by a sworn translator, but notarization and consularization are not required. Documents in English and Spanish do not need to be translated;

(c) proof of ownership of Petrobras' shares, issued by the depositary or custodian financial institution; and

(d) email to receive an individual invitation to access the Digital Platform and, therefore, attend the Meetings.

The exercise of the voting rights in the case of loaned shares will be under the responsibility of the borrower unless otherwised provided for in the agreement of the parties.

Despite the possibility of participating through the Digital Platform, Petrobras recommends that shareholders adopt the Distance Voting.

All documents regarding the matters to be resolved on at these Shareholders' Meeting are available to the shareholders at the Company's (http://www.petrobras.com.br/ri) and Brazilian Securities and Exchange Commission – CVM's (http://www.cvm.gov.br) websites, as per the terms of CVM Instruction 481.

Rio de Janeiro, March 12, 2021.

Eduardo Bacellar Leal Ferreira
Chairman of the Board of Directors

HOW TO VOTE THROUGH DISTANCE VOTING

The form must be completed if shareholders choose to exercise their right to use the distance voting remotely, per CVM Instruction no. 481/09.

In this case, it is imperative to complete the file, available on www.petrobras.com.br/ri, with the full name (or corporate name) of the shareholder and the registration number with the Ministry of Economy, whether a legal entity (CNPJ) or natural person (CPF), as well as an email address for contact.

In addition, for the ballot paper to be considered valid and the votes counted at the the **Annual and Extraordinary General Meetings to be held on April 14, 2021, at 3:00 p.m. (GMT-3 time zone), in the exclusively digital form**, pursuant to article 4, paragraph 2, item I and article 21-C, paragraphs 2 and 3 of CVM Instruction 481 (" Meeting"), the following instructions must be complied with:

(i) ballot fields shall be duly completed, according to the shareholder's class of shares. To better identify each item, voting fields will be presented as follows:

a) [ON only]: Only holders of common shares (PETR3) shall vote;
b) [PN only]: Only holders of preferred shares (PETR4) shall vote;
c) [ON and PN]: Holders of common (PETR3) and preferred shares (PETR4) shall vote;

(ii) the shareholder or his/her legal representative(s), as appropriate and pursuant to current legislation, shall sign the ballot form and initial all its pages, a digital signature being allowed by digital certificate; and

(iii) the shareholder or his/her legal representative(s) shall forward the documents proving his/her capacity as shareholder and allowing his/her participation in the Meeting, together with the ballot paper and, in the case of foreigners, the sworn translation of the documents if they are not in Spanish or English, all in accordance with the instructions specified below and in the Meeting Manual disclosed by the Company.

Guidelines for sending the form

Shareholders who choose to exercise their right to use the distance voting may:

(i) fill in and send this form directly to the Company; or
(ii) relay completion instructions to suitable service providers, according to the following guidelines:

Exercise of distance voting rights using a custodian

Shareholders who choose to exercise their right to vote via their custodian agent shall relay their voting instructions according to the rules defined by the custodian, which forwards said voting manifestations to the [B]³ Central Depository. For such, shareholders shall contact their custody agents to check the proper procedures.

According to CVM Instruction no. 481/09, shareholders shall relay ballot form completion instructions to their custody agents up to seven days before the date on which the General Meeting will be held, namely, until April 7, 2021 (inclusive), except if a different term is defined by their custody agents.

Petrobras has up to three (3) days from ballot form receipt to inform shareholders that submitted documents are eligible for the vote to be considered valid, or to warn of the need for correction and resubmission of the ballot form or accompanying documents, stating their period of receipt within up to seven (7) days before the General Meeting.

It should be noted that, as ordered by CVM Instruction no. 481/09, upon receiving shareholder voting instructions through their respective custody agents, the [B]^3 Central Depository shall disregard any conflicting instructions in connection to the same deliberation that were issued by the same enrollment number in CPF (retail investors) or CNPJ (legal entities).

Exercise of distance voting rights using a book-entry share administrator

In addition to the previous options, shareholders holding book-entry shares can exercise their right to vote using Banco Bradesco, which is the managing institution for Petrobras' Book-Entry Shares system. In this case, the shareholder/representative shall deliver the duly completed distance voting ballot form at any Banco Bradesco branch.

According to CVM Instruction no. 481/09, shareholders shall relay ballot form up to seven days before the date on which the General Meeting will be held, namely, until April 7, 2021 (inclusive), except if a different term is defined by Banco Bradesco.

Exercise of distance voting via direct remittance of ballot form by shareholders to Petrobras

Shareholders who choose to exercise their right to use the distance voting may, alternatively, do it directly to the Company, for which end the following documents are to be remitted to Av. República do Chile, 65, 18º andar – sala 1803, Centro, CEP: 20031-912, Rio de Janeiro/RJ - Brasil, care of the Department of Individual Investor Relations – Shareholder Support and/or send it to the e-mail **assembleias@petrobras.com.br**, with request for confirmation of receipt:

(i) ballot paper duly completed, signed and with all pages initialed, digital signature being allowed, by means of digital certificate;

(ii) Copy of the following documents:

(a) for individual investors:

- valid photo ID and CPF number;
- in the case of representative (engaged less than one year from the date of the General Meeting) forward documentation with certified signature and the representative's identity

(b) for legal persons:

- latest bylaws or consolidated social contract and the corporate documents proving the legal representation of shareholder;

- CNPJ; and
- photo ID document of the legal representative.

(c) for investment funds:

- last consolidated fund rules with CNPJ;
- bylaws or social contract of its administrator or manager, as appropriate, in compliance with the fund's voting policy and corporate documents proving the powers of representation; and
- photo ID document of the legal representative.

The following identity documents will be accepted, provided that with photo: ID, Foreigner ID, driver's license, Passport or officially recognized professional class cards.

The shareholder must deliver the ballot paper to the Company no later than five (5) days before the date of the meeting, that is no later than 3:00 p.m. (GMT-3 time zone) on April 9, 2021.

Petrobras has up to 3 (three) days from receipt of the ballot paper to notify the shareholder that the documents sent are suitable for the vote to be considered valid or to advise that the ballot paper or the accompanying documents need to be rectified and sent back, observed the deadline for receipt of up to five (5) days prior to the date of the meeting.

Common rules for sending and validating the ballot paper remotely

In this meeting, Petrobras will exclusively waive the need to send the physical copies of the shareholder representation documents to the Company's office, as well as the acknowledgement of the signature of the grantor in the power of attorney for shareholder representation, notarization, consularization, apostillation and sworn translation of all shareholder representation documents, simply by sending a simple copy of the original copies of such documents to the Company's e-mail address indicated above. Powers of attorney granted by Shareholders by electronic means shall only be admitted if digitally signed, through digital certification that guarantees the authenticity and protection of the information sent.

Regardless of the shipping method chosen, it is recommended that the shareholder forward, transmit or to do the protocol the ballot paper (which will be available at least one month before the meeting), together with the relevant documents, as far in advance as possible, so that there is sufficient time for Petrobras' evaluation and possible return with reasons for rectification, correction and resubmission of documents.

The ballot paper submitted, transmitted or filed (i) after the deadline, (ii) that is not properly filled in or (iii) that is not accompanied by the necessary documents, as applicable, will be disregarded by the Company. In this case, if the shareholder has chosen to deliver the ballot directly to Petrobras, he will be informed of the rejection of his ballot via the indicated e-mail address.

INSTRUCTIONS FOR ATTENDING THE GENERAL MEETING

Given the effects of the COVID-19 pandemic in Brazil and the measures taken by health authorities and governments to address the pandemic, especially with regard to limiting the circulation and reunion of people, **the meeting will be held exclusively digital**, which is the reason why shareholder attendance can only be:

(a) **by Distance Voting** which ballot is available at the Company's website (http://www.petrobras.com.br/ri) and at the Brazilian Securities and Exchange Commission - CVM (http://www.cvm.gov.br);

Petrobras will adopt remote voting under CVM Instruction 481/09 ("ICVM 481"), allowing its shareholders to send their votes: (i) through its respective custody agents; (ii) through the Company's share bookkeeping agent at Banco Bradesco branches in Brazil, Bradesco´s Shareholder Service at 0800 701 1616, or by e-mail dac.escrituracao@bradesco.com.br; or (iii) directly to the Company: (iii.1) physically, by sending the ballots to the office located at Av. República do Chile, 65, 18º andar – sala 1803, Centro, CEP: 20031-912, Rio de Janeiro/RJ - Brasil, in the custody of the Individual Investor Relations Management - Shareholder Support; or (iii.2) electronically, to the e-mail assembleias@petrobras.com.br, with request for confirmation of receipt.

Regardless of the method chosen (through its custody agent; through the Company's share bookkeeping agent or directly to the company) it is recommended that the shareholder send the **Distance Voting Ballot** (which is available at least one month before the meeting), with the required documents, as early as possible, so that there is enough time for Petrobras to assess the documents and eventually return for rectification, correction and resubmission of the papers.

The **Distance Voting Ballot** sent, transmitted or filed (i) after the deadline, (ii) that is not correctly filled or (iii) is not accompanied by the requested documents, will be disregarded by the Company. In this case, if the shareholder has chosen to deliver the **ballot** directly to Petrobras, he will be informed of the rejection of his vote through the indicated email address.

To check the delivery times, validity conditions and other requirements of the **Distance Voting Ballot**, please refer to the instructions present in the document *How to Vote Through Distance Voting* or the Distance Voting Ballot itself, all contained in this meeting handbook.

(b) **by the Digital Platform**, in person or by an attorney-in-fact duly authorized under the terms of article 21-C, paragraphs 2 and 3 of ICVM 481, in which case the shareholder may: (i) simply participate in the meeting, having or not sent the Distance Voting Ballot; or (ii) participate and vote in the meeting. In this case, votes previously sent through the Distance Voting Ballot will be disregarded, and the votes delivered during the meeting will be considered.

Important: in order to better organize the meeting, shareholders who sent the **Distance Voting Ballot** and decide to participate in the meeting via **Digital Platform** will be asked at the beginning if they intend to: (a) only attend the meeting, maintaining the votes already sent via **Distance Voting Ballot** valid and unchanged; OR (b) participate and vote at the meeting, in which case the **Distance Voting Ballot** will be automatically canceled. It is necessary for such

shareholder to vote again, observing the procedures stipulated for that purpose. If the shareholder chooses to only attend the meeting, in accordance with the letter "(a)" above, the votes delivered through **Distance Voting Ballot** cannot be changed during the meeting.

Registration and Participation in the Digital Platform

Petrobras will make the digital platform available for shareholders to participate and/or vote remotely at the meeting, without prejudice to the use of the **Distance Voting** as a means of exercising voting rights.

For participation and voting at the meeting, shareholders shall observe all the procedures described below.

Shareholders who want to participate in the meeting, through the **digital platform**, must send a request to the Company by e-mail assembleias@petrobras.com.br, at least 48 hours before the meeting, that is, by 3:00 p.m. (GMT-3 times zone) on April 12, 2021, which must be duly accompanied these documents:

- **Individual investor:**

(a) valid ID with photo (original or certified copy) of the shareholder. The following identity documents will be accepted, provided that with photo: (i) ID; (ii) Foreigner ID; (iii) Passport; (iv) officially recognized professional class cards; or (v) driver's license.

(b) receipt of ownership of shares issued by Petrobras, issued by the depositary or custodian financial institution; and

(c) personal e-mail for receiving an individual invitation to access the Digital Platform and consequent participation in the meeting.

- **Institutional investor:**

(a) valid ID with photo (original or certified copy) of legal representative. The following identity documents will be accepted, provided that with photo: (i) ID or (ii) Foreigner ID; (iii) Passaport; (iii) officially recognized professional class cards; or (iv) driver's license;

(b) documents evidencing representation, including the appointment by proxy and copies of the professional qualification documents and minutes of the election of directors; and, in the case of an investment fund, copies of (i) the bylaws of the fund in force, (ii) the professional qualification documents of its director or manager, as the case may be; and (iii) the minutes of the election of such directors. If such documents are in a foreign language, they must be translated into Portuguese by a sworn translator, but no notarization or consularization is required. Note that documents in English and Spanish do not need to be translated;

(c) receipt of ownership of shares issued by Petrobras, issued by the depositary or custodian financial institution; and

(d) e-mail for receiving an individual invitation to access the **Digital Platform** and consequent participation in the meeting.

Participation by Proxy

The shareholders may participate in the meeting by means of a duly constituted proxy, in compliance with article 126, paragraph 1 of Law No. 6.404 of December 15, 1976, as amended ("Brazilian Corporation Law").

Under the terms of Circular Letter/CVM/SEP/nº 01/2021, (i) any shareholder may be represented at the meeting by an attorney-in-fact established less than 1 (one) year, who is a shareholder, company administrator or lawyer, and , in publicly-held companies, the attorney-in-fact may also be a financial institution, with the investment fund manager being responsible for representing the tenants; and (ii) institutional shareholders may be represented at the meeting through their legal representatives or by a proxy duly constituted in accordance with the provisions of their respective professional qualification documents and the Brazilian Civil Code. Thus, there is no need for this agent to be a shareholder, company administrator or lawyer.

Any power of attorney drawn up in a foreign language must be accompanied by the corporate documents, in the case of a legal entity, and the power of attorney instrument, all duly translated into Portuguese by a sworn translator, but consularization will not be necessary. Please note that the documents in English and Spanish do not need to be translated.

In any case, it should be noted that legal entities and investment funds who wish to be represented at the meetings by proxy must send, in addition to the appointment by proxy and the identity of the attorney-in-fact, all the documents mentioned above.

Foreign Shareholder Present at the Meeting

Foreign shareholders shall submit the same documentation as Brazilian shareholders, and, exceptionally for this meeting, the Company shall waive the need for notarization, consularization, and apostille of all documents representing the shareholder, by sending a simple copy of the original copies of such documents to the Company's e-mail address indicated above.

American Depositary Receipts Holders

Petrobras informs that American Depositary Receipts holders will be represented by JP Morgan Chase Bank NA, as depositary institution, under the terms of the Deposit Agreement entered into with the Company. **Distance Voting** or through the Digital Platform are not allowed.

Highlights:

Bearing in mind that the meeting will be held exclusively digitally, there will be no possibility to physically attend the meeting.

The Company hereby clarifies that, exceptionally for this meeting, the need to send the physical copies of the shareholder representation documents to the Company's office shall be waived, as well as the acknowledgement of the signature of the grantor in the power of attorney for shareholder representation, notarization, consularization, and apostille of all the shareholder representation documents shall be sufficient, and a simple copy of the original

copies of such documents shall be sent to the Company's e-mail address indicated above. Powers of attorney granted by shareholders by electronic means shall only be admitted if digitally signed, through digital certification.

Pursuant to the provisions of article 5, paragraph 3 of ICVM 481, access to the Digital Platform will not be allowed to shareholders who do not present the necessary registration documents within the established period.

Once the request is received, within the established deadlines and conditions, and the documentation provided is verified, Petrobras will send the shareholder individual and non-transferable invitations, by email, instructions to access the Digital Platform and participation in the meeting. The shareholder who has qualified to participate in the meeting via Digital Platform: (i) may participate and exercise its voting rights through the Digital Platform; and (ii) will be considered to have attended the meeting, pursuant to Article 21-V, paragraph 1 of CVM Instruction 481/09. Shareholders whose Distance Voting Ballot are considered valid by Petrobras will also be considered to have attended the meeting.

We reaffirm that, in order to better organize the meeting, shareholders who sent the **Distance Voting Ballot** and decide to participate in the meeting via **Digital Platform** will be asked at the beginning if they intend to: (a) only attend the meeting, maintaining the votes already sent via **Distance Voting Ballot** valid and unchanged; OR (b) participate and vote at the meeting, in which case the **Distance Voting Ballot** will be automatically canceled. It is necessary for such shareholder to vote again, observing the procedures stipulated for that purpose. If the shareholder chooses to only attend the meeting, in accordance with the letter "(a)" above, the votes delivered through **Distance Voting Ballot** cannot be changed during the meeting.

Registered shareholders at **Digital Plataform** are committed: (i) to use individual invitations only and exclusively for the remote monitoring of the meeting, (ii) not to transfer or disclose, in whole or in part, the individual invitations to any third party, whether a shareholder or not, the invitation being non-transferable, and (iii) not to record or reproduce, in whole or in part, or transfer, to any third party, whether a shareholder or not, the content or any information transmitted by virtual means during the meeting.

Shareholders who have duly requested to participate in the meeting and have not received Petrobras' e-mail, with the data for access up to 24 hours before the meeting, that is, by 3:00 p.m. (GMT-3 time zone) on April 13, 2021, should contact Petrobras' Investor Relations Department at assembleias@petrobras.com.br, to have instructions resent.

It should be noted that the digital platform complies with the requirements set forth in Article 21-C, § 1 of CVM Instruction 481, which are (i) the possibility of simultaneous demonstration and access to documents presented during the meeting that have not been previously made available; (ii) the full recording of the meeting; and (iii) the possibility of communication between shareholders.

The shareholders present hereby authorize the Company to use any information contained in the recording of the meeting for (i) registration of the possibility of manifestation and visualization of the documents presented during the meeting; (ii) registration of the authenticity and security of the communications during the meeting; (iii) registration of the attendance and votes cast by the present shareholders; (iv) compliance with a legal order from

competent authorities; and (v) defense of the Company, its managers and contracted third parties, in any judicial, arbitration, regulatory or administrative sphere.

After the presentation on each matter on the agenda of the meeting, shareholders may express themselves through the digital platform, so that, in the order in which the requests are received, the word is given to such shareholder by opening the audio. In order to maintain the smooth running of the meeting, a maximum time for each shareholder to speak may be established.

Petrobras recommends that shareholders test and previously acquaint themselves with the digital platform to avoid incompatibility of their electronic equipment with the platform and other problems with its use on the day of the meeting.

Additionally, Petrobras requests that shareholders access the platform at least 30 minutes before the scheduled time of the meeting in order to allow the confirmation of their access. Petrobras clarifies that access to the platform will not be allowed after the scheduled time for the beginning of the meeting.

Petrobras clarifies that it is not responsible for any operational or connection problems that shareholders may face, as well as for any other eventual issues unrelated to the Company that may difficult or make it impossible for shareholders to participate in the meeting.

Despite the possibility of participation via the **Digital Platform**, Petrobras recommends to shareholders the adoption of **Distance Voting** order to guarantee the exercise of their vote in this Extraordinary General Meeting.

Finally, Petrobras reinforces that the Digital Meeting option was adopted as a measure to address the COVID-19 pandemic.

ANNUAL GENERAL MEETING

PRESENTATION TO SHAREHOLDERS

ITEM I

TO ANALYZE MANAGEMENT ACCOUNTS, EXAMINE, DISCUSS AND VOTE THE MANAGEMENT'S REPORT AND THE COMPANY'S FINANCIAL STATEMENTS, WITH THE REPORT FROM THE INDEPENDENT AUDITORS AND THE FISCAL COUNCIL REPORT, FOR THE FISCAL YEAR ENDED ON DECEMBER 31, 2020;

Dear Shareholders,

The Management Report, the Financial Statements with the Independent Auditors and Fiscal Council's Reports of fiscal year of 2020 are available in Petrobras website:

https://www.investidorpetrobras.com.br/en/results-and-notices/annual-reports

Rio de Janeiro, March 12, 2021.

Roberto Castello Branco
CEO

ANNUAL GENERAL MEETING

PRESENTATION TO SHAREHOLDERS

ITEM II

PROPOSAL FOR THE ALLOCATION OF THE NET INCOME FOR 2020

Dear shareholders,

Petrobras' financial statements for the year ended December 31, 2020, present net income of R$7,108,401,674.38.

Based on Law 6,404/76, changed by Laws 9,457, of May 5, 1997, and 10,303, of October 31, 2001, as well on the Company's Bylaws and the Shareholder's Compensation Policy, the Board of Directors proposes to this Annual General Meeting, with a favorable opinion of the Fiscal Council, that R$10,271,604,106.17 be allocated as dividends, as compensation to shareholders, accounting for 144.50% of the net income (152.43% of adjusted net income), of which R$4,411,248,773.34 for preferred shares and R$5,860,355,332.83 for common shares, based on the number of outstanding shares.

In order to prepare this proposal, the following items were taken into consideration:

a) As provided for in article 8 of Petrobras' Bylaws, dividends to be paid to common and preferred shares cannot be lower than twenty-five percent (25%) of the adjusted net income.

b) Paragraph 2 of article 5 of Petrobras' Bylaws prioritizes dividends attributable to preferred share, of at least five percent (5%), calculated on the portion of capital represented by this type of share, or three percent (3%) of the value of the Company's equity, whichever is higher. In 2020, the criterion of 5% of the share capital prevailed, which corresponds to R$0.787446 per outstanding share.

c) The Revision of the Shareholders' Compensation Policy of Petrobras, approved by the Board of Directors, with the purpose of making it possible for Management to propose the payment of dividends compatible with the Company's cash generation.

d) After giving priority to preferred shares, additional dividends are proposed to common shares, of R$0.787446 per outstanding share, amount equivalent to the preferred shares.

Thus, the proposed dividends are compatible with the year's cash generation and the Company's financial sustainability is preserved. The proposal is as follows:

a) R$4,411,248,773.34, as minimum mandatory dividends to preferred shares, based on the net income for 2020, to be paid on April 29, 2021, corresponding to R$0.787446 per outstanding preferred share, monetarily restated from December 31, 2020 to the payment date, based on the variation of the SELIC rate.

b) R$5,860,355,332.83, as additional dividends proposed to common shares, to be paid on April 29, 2021, corresponding to R$0.787446 per outstanding common share, monetarily restated from December 31, 2020 to the payment date, based on the variation of the SELIC rate. The additional proposed dividends, recorded in a specific line of equity, came from the net income for 2020 (R$1,300,184,678.52) and the profit retention reserve (R$4,560,170,654.31).

Shareholders will be entitled to remuneration as follows:

1. The cut-off date for holders of Petrobras' shares traded on B3 will be April 14, 2021 and the record date for holders of American Depositary Receipts (ADRs) traded on the New York Stock Exchange – NYSE will be April 16, 2021.

2. Petrobras' shares will be traded ex-rights on B3 and NYSE as from April 15, 2021.

Accordingly, the Board of Directors proposes to shareholders at the Annual General Meeting, with a favorable opinion of the Fiscal Council, that R$355,420,083.72 be allocated to the legal reserve, R$1,027,159,802.45 to the statutory reserve, and R$10,271,604,106.17 as compensation to shareholders as dividends, of which: (i) R$5,711,433,451.86 from the net income for 2020; and (ii) R$4,560,170,654.31 from the profit retention reserve.

The Board also proposes the ratification of dividends, in the proportion of R$0.787446 per outstanding preferred and common share, of which R$4,411,248,773.34 to preferred shareholders, equivalent to minimum mandatory dividends, and R$5,860,355,332.83 to common shareholders equivalent to additional proposed dividends.

Rio de Janeiro, March 12, 2021.

Roberto Castello Branco
CEO

EXHIBIT I
ALLOCATION OF NET INCOME
CVM INSTRUCTION 481, OF DECEMBER 17, 2009
(EXHIBIT 9-1-II)

1. Inform the net income for the year

   A: R$7,108,401,674.38.

2. Inform the overall amount and the value per share of the dividends, including early dividends and interest on equity already declared

Outstanding shares			Earnings per Share	Amount in Reais (R$)		
Common Shares	Preferred Shares	Total	Total	Common Shares	Preferred Shares	Total
7,442,231,382	-	7,442,231,382	0.787446	5,860,355,332.83	-	5,860,355,332.83
-	5,601,969,879	5,601,969,879	0.787446	-	4,411,248,773.34	4,411,248,773.34
Total				**5,860,355,332.83**	**4,411,248,773.34**	**10,271,604,106.17**

3. Inform the distributed percentage of net income for the year

   A: The total proposed dividends of R$10,271,604,106.17 account for 144.50% of the net income for 2020 (152.43% of adjusted net income).

   Of the total proposed dividends, R$5,711,433,451.86 came from the net income for 2020 and account for 80.35% (84.76% of adjusted net income).

4. Inform the overall amount and the value per share of dividends distributed based on income from previous year

   A: R$4,560,170,654.31, equivalent to R$0.612742391393 per outstanding common share.

5. Inform, net of early dividends and interest on equity already declared:

   a. The gross value of dividends and interest on equity, segregated by share of each type and class

Description	Type and class of shares		Total
	ON	PN	
Proposed dividends (R$)	5,860,355,332.83	4,411,248,773.34	10,271,604,106.17
Dividends per share	0.787446	0.787446	0,787446

   b. The type and term of payment of dividends and interest on equity

   A: Dividends will be paid on April 29, 2021 and shareholders will be entitled to remuneration as follows:

1. The cut-off date for holders of Petrobras' shares traded on B3 will be April 14, 2021 and the record date for holders of American Depositary Receipts (ADRs) traded on the New York Stock Exchange – NYSE will be April 16, 2021.

2. Petrobras' shares will be traded ex-rights on B3 and NYSE as from April 15, 2021.

c. Any restatement and interest on dividends and interest on equity

A: Dividends will be restated by the variation of the SELIC rate from December 31, 2020 to the payment date.

d. Declaration date of payment of dividends and interest on equity considered for identification of shareholders entitled to payment

A: See item b above.

6. In the event of declaration of dividends or interest on equity based on income calculated in semi-annual balance sheets or shorter periods

a. Inform the amount of dividends or interest on equity already declared

A: Not applicable.

b. Inform the date of the respective payments

A: Not applicable.

7. Provide a comparative table informing the following values per share of each type and class:

a. Net income for the year and for the three (3) previous years

	FISCAL YEAR			
	2020	2019	2018	2017
Earnings per share ON	0.54	3.08	1.98	N/A
Earnings per share PN	0.54	3.08	1.98	N/A

b. Dividend and interest on equity distributed in the three (3) previous years

	FISCAL YEAR			
	2020	2019	2018	2017
Dividends per share ON	0.787446	0.738700	0.253500	N/A
Dividends per share PN	0.787446	0.925500	0.922500	N/A

8. In the event of allocation of income to the legal reserve

a. Identify the amount allocated to the legal reserve

A: R$355,420,083.72.

b. Provide details of the calculation of the legal reserve

A: Created by recording 5% of the net income for the year, as per article 193 of Brazilian Corporation Law.

9. If the company has preferred shares with right to fixed or minimum dividends

a. Describe the calculation of fixed or minimum dividends

A: Each year, shareholders are entitled to dividends and/or interest on equity that cannot be lower than twenty-five percent (25%) of the adjusted net income, as per Brazilian Corporation Law, prorated by the number of shares that compose the Company's share capital, as per article 8 of the Bylaws.

Preferred shares will have priority in the event of capital reimbursement and payment of dividends, of at least five percent (5%), calculated on the portion of the capital represented by this type of share, or three percent (3%) of the value of the Company's equity, whichever is higher, participating on an equal basis with the common shares in capital increases arising from incorporation of reserves and profit, as per paragraph 2 of article 5 of the Bylaws. The priority to receive dividends alone does not guarantee the payment of dividends in the fiscal years in which the company does not earn profits, as per item 4.1.5 of the Shareholders' Compensation Policy.

Dividends will only be paid to preferred shareholders, in the event that priority dividends absorb the entire adjusted net income for the year or reach an amount equal to or higher than the minimum mandatory dividend of 25%, as per item 4.1.7 of the Shareholders' Compensation Policy.

b. Inform whether the profit for the year is sufficient for the full payment of fixed or minimum dividends

A: Yes.

c. Identify if any unpaid portion is cumulative

A: Not applicable.

d. Identify the overall amount of fixed or minimum dividends to be paid to each class of preferred shares

A: R$4,411,248,773.34 in dividends corresponding to the outstanding preferred shares, of which criterion prevailing in the 2020 fiscal year was 5% on the portion of capital represented by this type of shares.

e. Identify the fixed or minimum dividends to be paid per preferred share of each class

A: R$0.787446 per outstanding preferred share.

10. Regarding mandatory dividend

a. Describe the calculation provided for in the Bylaws

A: Each year, shareholders are entitled to dividends and/or interest on equity that cannot be lower than twenty-five percent (25%) of the adjusted net income, as per Brazilian Corporation Law, prorated by the number of shares that compose the Company's share capital, as per article 8 of the Bylaws.

b. Inform whether it is being paid in full

A: Yes.

c. Inform any amount retained

A: Not applicable.

11. In the event of retention of mandatory dividend because of the company's financial situation

a. Inform the amount retained

A: Not applicable.

b. Describe in details the company's financial situation, including aspects related to analysis of liquidity, working capital and positive cash flows

A: Not applicable.

c. Justify the reason for retaining dividends

A: Not applicable.

12. In the event of allocation of profit to the contingencies reserve

a. Identify the amount allocated to the reserve

A: Not applicable.

b. Identify the probable loss and what have caused it

A: Not applicable.

c. Explain why the loss was deemed as probable

A: Not applicable.

d. Justify the creation of the reserve

A: Not applicable.

13. In the event of allocation of profit to the unrealized profit reserve

a. Inform the amount allocated to the unrealized profit reserve

A: Not applicable.

b. Inform the nature of unrealized profit that originated the reserve

A: Not applicable.

14. In the event of allocation of profit to statutory reserves

a. Describe the statutory clauses that establish the reserve

A: As per article 56 of the Bylaws, from the net income calculated in Petrobras' balance sheet, zero point five percent (0.5%) of the paid-in share capital will be allocated for the creation of a special reserve aimed at funding the Company's research and technological development programs. The accumulated balance of the reserve provided for in this article cannot exceed five percent (5%) of the paid-in share capital.

b. Identify the amount allocated to the reserve

A: R$1,027,159,802.45.

c. Describe how the amount was calculated

A: The amount was calculated by applying 0.5% on the paid-in share capital of R$205,431,960,490.52.

15. In the event of profit retention provided for in capital budget

a. Identify the amount retained

A: Not applicable.

b. Provide a copy of the capital budget

A: Not applicable.

16. In the event of allocation of profit to the tax incentive reserve

a. Inform the amount allocated to the reserve

A: Not applicable.

b. Explain the nature of the allocation

A: Not applicable.

ANNUAL GENERAL MEETING

PRESENTATION TO SHAREHOLDERS

ITEM III

ELECTION OF THE MEMBERS OF THE FISCAL COUNCIL AND THEIR RESPECTIVE SUBSTITUTES

Dear Shareholders,

The election of the Fiscal Council Members and their respective substitutes, following the provisions set forth in the Company's Bylaws and Law 6404 of December, 1976, shall be approved by the General Meeting.

The controlling shareholder nominates the following names to compose the Fiscal Council and respective substitutes: Agnes Maria de Aragão da Costa (alternate: Jairez Elói de Sousa Paulista); Sérgio Henrique Lopes de Sousa (alternate: Alan Sampaio Santos); José Franco Medeiros de Morais (alternate: Gildenora Batista Dantas Milhomem).

Instructions for the appointment of the Fiscal Council Members are included in the "Verification of Legal Requirements and Prohibitions and Statutory required for the Appointment of Fiscal Council" in this handbook.

Please find attached the Annex I regarding the data referring to the persons indicated above, following the items 12,5 to 12,10 of the "Formulário de Referência"(Art. 10 of CVM 481 Instruction).

Rio de Janeiro, March 12, 2021.

Roberto Castello Branco
CEO

ANNEX I

INFORMATION OF CANDIDATES APPOINTED BY THE CONTROLLING SHAREHOLDER FOR THE FISCAL COUNCIL MEMBER POSITION ON PETROBRAS

Name CPF (Tax Number)	Date of Birth Profession	Management Body Elective office held	Term of Office No. of Consecutive Terms
Agnes Maria de Aragão da Costa 080.909.187-94	02/01/1979 Economist	Fiscal Council Member of the Fiscal Council (main)	Until AGM 2021 1
Jairez Elói de Sousa Paulista 059.622.001-44	04/16/1954 Administrator	Fiscal Council Member of the Fiscal Council (alternate)	Until AGM 2021 1
Sérgio Henrique Lopes de Sousa 884.939.707-00	07/28/1966 Naval Sciences	Fiscal Council Member of the Fiscal Council (main)	Until AGM 2021 1
Alan Sampaio Santos 769.511.207-06	11/25/1962 Lawyer	Fiscal Council Member of the Fiscal Council (alternate)	Until AGM 2021 1
José Franco Medeiros de Morais 665.559.571-15	12/27/1969 Economist	Fiscal Council Member of the Fiscal Council (main)	Until AGM 2021 2
Gildenora Batista Dantas Milhomem 368.724.071-15	11/01/1966 Accountant	Fiscal Council Member of the Fiscal Council (alternate)	Until AGM 2021 2

Curriculum summary of the appointed persons:

Agnes Maria de Aragão da Costa - she is Head of the Special Advisory on Regulatory Affairs, specializing in Energy and Mining Economies. She has been working at the Ministry of Mines and Energy for 166 years recommending and designing public policies. She holds a B.A. in Economic Sciences from the Federal University of Rio de Janeiro (UFRJ) and a master's degree in Energy from the University of São Paulo (USP). She has a public official career as Specialist in Public Policy and Government Management and is currently a member of the Fiscal Council of Petrobras. She was a member of the Board of Directors of Norte Energia. She has been an alternate member of Petrobras' Fiscal Council from 2015 to 2020. She has been a member of the Board of Directors of CEAL and CEPISA and a member of the Fiscal Council of Eletrobras.

Jairez Elói de Sousa Paulista has B.A. in Management, (specializing in Public Administration and Business Management), as well as in Data Processing (System Analysis). He has specialization in Human Resources Development and a Master of Science degree in Public and Business Management - both from Fundação Getúlio Vargas (FGV) – and is pursuing a doctorate degree in Project Management, with emphasis on project management in sectorial governance. Attended and completed numerous courses in various segments of management, including the main topics and contents of this area, as well as management development and executive training. He has more than thirty years of activities in the Federal Public Administration - having entered by public examination - with professional experience developed in the exercise of technical and managerial activities of direction, coordination, supervision and advisory, in areas of: Planning; Budget and Finance; Logistics; Public Ethics Management; Public Policies; Risk Management; Ombudsman Management; Information Systems; Information Technology; Public Governance; Debureaucratization; Modernization/Quality; Organizational Models; Digital Transformation; and People/HR Management. The development of activities in these areas, among others, took place in the exercise of advisory positions and senior management at tactical and strategic levels, such as Special Advisor to the Minister of State, Advisor, Under Secretary, General Coordinator, for example. He also has solid experience in acting as a member of Fiscal Councils of state-owned companies. He has also worked in higher education for over twenty-five years as a University Professor, having taken part in over one hundred examining boards for the conclusion of undergraduate and graduate courses. He has several published works as author and co-author and has presented papers in seminars, congresses and similar events in Brazil and abroad.

Sergio Henrique Lopes de Sousa, graduated in Naval Sciences from the Naval School, specializing in International Management and holds an MBA in Business Management from COPPEAD/UFRJ Institute. Holds a master's degree in Production Engineering from Fluminense Federal University (UFF) and Master of Science degree in "National Resource Strategy" by the National Defense University (NDU) in Washington, D.C. – USA and Doctorate degree in Naval Sciences by the School of Naval Warfare. Captain of the Sea and War of the Navy Steward Corps, in addition to having served as Director and Deputy Director of administrative units, he has performed, for about 37 years of service for the Navy, having multiple activities related to budgetary and financial planning and execution, logistics and internal control. Former member of the Fiscal Council of Empresa Brasileira de Administração de

Petróleo e Gás Natural S.A. - Pré-Sal Petróleo S.A. (PPSA). He is currently Head of the Special Advisory for Internal Control of the Ministry of Mines and Energy.

Alan Sampaio Santos graduated in Law by Processus/DF, (OAB 56361), in System Analysis by PUC/RJ, graduated as Artillery Officer by the Academia das Agulhas Negras and in Physical Education by the Army Physical Education School and Post-graduation in Sports Training by Gama Filho University/RJ. Master in Defense, Security, Integral Defense and Integration, Institute of High Studies and National Defense - IAEDEN, Caracas/Venezuela, Master's degree in Military Sciences - School of Command and General Staff of the Army. Special Advisor to the Minister of Mines and Energy (2018/2020). Officer in the Army Commander's Office (2004/2005 and 2013/2015). Head of the Public Relations Section of the Army's Social Communication Center (2011). Social Communication Officer for the Brazilian Battalion in Haiti (2009). Commander of the 11th Field Artillery Group (2007/2008). Military Advisor to the United Nations, in East Timor (2006) and a United Nations Observer in Angola (1996).

José Franco Medeiros de Morais, is a career employee of the National Treasury Secretariat since 2001 and currently holds the position of Deputy Secretary of the Public Debt. He has worked as a consultant in several emerging countries on topics such as capital market development, public debt management, fiscal risks and indebtedness of subnational governments. He holds a PhD in Economics from the University of Brasília and is a professor of Macroeconomics and Finance. He has extensive experience as a Fiscal Council, having worked in companies such as BB-DTVM, BB-BI, BB-Cartão, BNDESPar and Petrobras.).

Gildenora Batista Dantas Milhomem, Federal Auditor of Finance and Control at the National Treasury Secretariat of the Ministry of Finance, Bachelor in Accounting, with specialization in Public Administration from EBAPE/FGV, currently holds the position of Undersecretary of Public Accounting at STN/MF. She serves as Operational Coordinator of the Advisory Group on Brazilian Public Accounting Technical Standards for the Public Sector (GA NBC TSP), of the Federal Accounting Council (CFC); Chairman of the Board of Directors of Fundação Assefaz); Member of the Fiscal Council of TRANSPETRO as representative of the National Treasury Secretariat. She has held several positions within the federal public administration, among them: General Secretary of Administration of the General Advocacy of the Union; Superintendent of Administration and Finance of the National Civil

Aviation Agency; Director of Strategic Management of the Ministry of Tourism; Undersecretary of Planning, Budget and Administration of the Ministry of Finance. She also chaired the Board of Directors of Casa da Moeda do Brasil (CMB) and Empresa Gestora de Ativos (EMGEA); was a member of the Board of Directors of Serviço Federal de Processamento de Dados (SERPRO) and member of the Fiscal Council of Empresa Brasileira de Administração de Petróleo e Gás Natural S.A. - Pré-Sal Petróleo S.A. (PPSA).

According to statements by the nominees themselves, the candidates indicated above:

• In the last 5 years, have not been subject to criminal convictions, convictions in administrative proceedings of the CVM or final and unappealable convictions, in the judicial or administrative spheres, that have suspended or disqualified them from practicing professional or commercial activities.

• They do not hold marital relationships, common-law marriages or any known relationships according to item 12.9 of the Reference Form.

• In compliance with item 12.10 of the Reference Form, the following relationships of subordination, service rendering or control shall be reported in the last 3 fiscal years between the nominees and:

a. company controlled, directly or indirectly, by Petrobras: Not applicable

b. controller of Petrobras:

(i) Ms. Agnes Maria de Aragão da Costa informed that she is subordinated to Petrobras' Controller, since: she is currently the Head of the Special Advisory in Regulatory Affairs of the MME's Executive Secretariat; and was between 2016/2018 Program Director of the MME (Ministry of Mines and Energy);
(ii) Mr. Jairez Elói de Sousa Paulista reported having a relationship of subordination to the Controller of Petrobras: since 2018, he has been General Coordinator of Strategic Planning, Supervision and Management Evaluation of the Ministry of Mines and Energy; he was, between 2016/2017, Special Adviser to the Minister of Mines and Energy;
(iii) Ms. Gildenora Batista Dantas Milhomem reported having a subordination relationship with the Controller of Petrobras, since: she is currently Subsecretary of Public Accounting of the Ministry of Economy, and; served between 2015/2017 as PPSA's Fiscal Counselor;
(iv) Mr. Jose Franco Medeiros de Morais reported having a subordination relationship with the Controller of Petrobras, since: he is Federal Auditor of Finance and Control of the National Treasury Secretariat of the Ministry of Economy, currently acting as Subsersecretary of Public Debt;

(v) Mr. Sérgio Henrique Lopes de Sousa is Special Advisor on Internal Control (Head of Advisory) of the AECI of the MME;
(vi) Mr. Alan Sampaio Santos is Special Advisor to the Minister - MME.

c. supplier, customer, debtor or creditor of Petrobras, its subsidiaries or controlling shareholder of any of these persons:

(i) Ms. Agnes Maria de Aragão da Costa reported having a relationship of subordination with: Eletrobrás - Centrais Elétricas Brasileiras S.A, since she acted between 2016/2018 as Chairman of the Fiscal Council; Norte Energia S.A., since it has been acting as Board Member since July 2019;
(ii) Mr. Jairez Elói de Sousa Paulista informed that he was Fiscal Counselor of Eletronorte - Centrais Elétricas do Norte do Brasil S/A;
(iii) Mr. José Franco Medeiros de Morais informed that he was a Fiscal Counselor of BNDES Participações - BNDESPar;
(iv) Ms. Gildenora Batista Dantas Milhomem informed that she is a member of the Transpetro Fiscal Council, from 2017 to the present date and was, from PPSA, from 2015 a 2018.

• Ms. Agnes Maria de Aragão da Costa and Ms. Gildenora Batista Dantas Milhomem, and Mr. José Franco Medeiros de Morais and Mr. Sérgio Henrique Lopes de Sousa declared themselves not to be independent, the other candidates having declared that they meet the criteria of independence set forth in article 36, paragraph 1 of Decree no. 8,945/2016 and in the Corporate Governance Level 2 Listing Regulations. Such criteria are consolidated in the "Annex III - Registration of Independence of Directors and Tax Authorities" to the chapter on Verification of Legal and Statutory Requirements and Prohibitions required for Nomination of Petrobras' Fiscal Councilor

The People's Committee of the Petrobras Board of Directors will verify the adherence of the nominees to the applicable requirements of Policy for the Appointment of Members of the Senior Management and Fiscal Council ("Indication Policy"). Before this Meeting, the minutes of the Committee that will examine these nominations will be available at Company's electronic address (http://www.petrobras.com.br/ri) under "Corporate Governance", "Shareholders' Meetings", "Atas de Reuniões do Conselho de Administração e Comitês" (in Portuguese).

According to ICVMs 480 and 481, the table below shows the attendance of the members indicated in the meetings during the fiscal year of 2020:

Fiscal Year 2020 (July to December)		
Member of the FC	**Total meetings held by the respective body since the initial date of term of office (07.23.2020)**	**% of member's participation in meetings held after the initial date of term of office**
José Franco Medeiros de Morais	10	100%
Agnes Maria de Aragão da Costa	10	90%
Sergio Henrique Lopes de Sousa	10	100%

VERIFICATION OF LEGAL AND STATUTORY REQUIREMENTS AND PROHIBITIONS REQUIRED TO APPOINT A PETROBRAS' FISCAL COUNCIL MEMBER

The appointment of a member of the Fiscal Council of Petrobras and his alternate, whether by the controlling shareholder, the minority shareholder or the holders of preferred shares, must fully comply with the requirements and prohibitions imposed by the Corporation Law, Law No. 13,303 of June 30, 2016, Decree No. 8,945 of December 27, 2016, Petrobras' Bylaws and the Policy for the Appointment of Members of the Senior Management and Fiscal Council ("Appointment Policy"), failing which his tenure will not be granted.

Pursuant to article 21-L of CVM Instruction No. 481 of December 17, 2009, amended by CVM Instruction No. 594/17, for nominations to be included in the voting ballot at a distance, they must be made by shareholders at least twenty-five (25) days before the date of the General Meeting.

Under the terms of art. 21, paragraph 4 of the Bylaws, indications of candidates must be made no later than sixteen (16) working days before the date of the Ordinary General Meeting, i.e., no later than March 22, 2021, by submitting the Forms, included in the Annexes, duly completed, as well as attaching the documentation listed therein, in order to attest to compliance with the requirements.

The nominations should be forwarded to the following e-mail addresses: indicacoes@petrobras.com.br and assembleias@petrobras.com.br.

Once all documentation has been received, the People Committee ("COPE"), adapted in compliance with art. 64, paragraph 1 of Decree no. 8,945/2016, will analyze the information provided by the nominee, in accordance with the Form and supporting documentation, advising the shareholders on the compliance with the requirements and innocence of the prohibitions of the position established in Law no. 6,404/76, Law no. 13,303/16, Decree no. 8,945/16, the Bylaws and the Indication Policy.

Exceptionally, indications made by the shareholders at a date later than sixteen (16) business days, and that do not have time for analysis by COPE, will be analyzed by the Secretary of the Meeting, as provided for in article 22, paragraph 4, of Decree No. 8,945/16.

In the event that the Secretary of the General Meeting analyzes the requirements, the candidate's investiture shall be conditional upon COPE analyzing the additional requirements set forth in Annex II and recommending approval by said Committee, as provided in item 4.6.5.1 of the Nomination Policy.

Also according to item 4.6.5.2 of the Nomination Policy, if COPE does not recommend the approval of the candidate whose analysis of requirements was carried out in the form of item 4.6.5, the position will remain unfilled and a new general meeting will be convened to fill it.

Annex I - Register of Fiscal Counselor of the Ministry of Economy;
Annex II - Form - Registration of Additional Integrity Requirements for Fiscal Directors, Board of Directors, External Members of the Statutory Advisory Committees of the Board of Directors, Executive Officers and Holders of the General Structure of Petrobras;
Annex III - Registration of Independence of Directors and Fiscal Directors;
Annex IV - CVM Statement and Law 13.303/2016;
Annex V - Statement of Independence;
Annex VI - Statement on Politically Exposed Person; and
Annex VII - Items 12.5 to 12.10 of the "Formulário de Referência"

ANNEX I

MINISTRY OF ECONOMY
Special Department for Privatization, Divestment and Markets
Department of Coordination and Governance of State-Owned Companies

This registration must be signed and with initials on all pages, scanned in a single file together with the documentation proving the qualifications informed in items 14 and 16.

FISCAL COUNCIL MEMBER REGISTRATION (c)

Compliance with Law 13303 of June 30, 2016 and Decree 8945 of December 27, 2016.
Mandatory verification of legal and statutory requirements and prohibitions to appoint a State-Owned Company Fiscal Council member with gross operating revenue equal to or greater than R$ 90 million.

A. GENERAL DATA

1. Full name:		
2. CPF:	3. Date of Birth:	4. Sex: ( ) M ( ) F
5. Effective position:		
6. Commissioned function:	7. Código da função:	
8. Professional phone:	9. Personal phone:	
10. *Professional e-mail:*		
11. *Personal e-mail:*		
12. Company to which you were referred:		

B. REQUIREMENTS - Need for documentary evidence (items 14 and 16)

13. Are you a resident of Brazil? (art. 41, item I, of Decree 8,945/16)	( ) Yes ( ) No
14. Do you have an academic background compatible with the position for which you have been appointed, including an graduate or postgraduate course recognized or accredited by the Ministry of Education?* (art. 41, item II and paragraph 1, of Decree 8,945/16) *Attach a copy of the graduate diploma (front and back) and/or copy of the postgraduate certificate (front and back) recognized or accredited by the Ministry of Education	( ) Yes ( ) No
15. What is the area of your academic background most adherent to the position for which you have been nominated?*	

---

* Indicate only the main one. Examples: a) Administration or Public Administration; b) Actuarial Sciences; c) Economic Sciences; d) International Trade; e) Accounting or Auditing; f) Law; g) Engineering; h) Statistics; i) Finance; j) Mathematics; and k) course adherent to the area of operation of the company for which you have been indicated.

16. Tick the professional experience that you have: (art. 41, item III, of Decree 8.945/16)
( ) three years in the position of direction or advisory in direct or indirect public administration*
( ) three years in the position of member of the fiscal council or company director**

**Present as supporting documents:*

- *Appointment and dismissal acts (preferably SIAPE extract with the actual exercise count); or*
- *Declaration of the company/body/institution; or*
- *Records in work card.*

** A company director is understood to be the members of the Board of Directors and the Executive Board, in accordance with Article 145 of Law No. 6404/76, Article 16 of Law No. 13303/16, or item VII of Article 2 of Decree No. 8,945/16.

17. You comply with the requirements of the By laws, which has been read and verified by the nominated: ( ) Yes ( ) No

C. PROHIBITIONS

18. Decree 8,945/16, art. 29 and 41:	**Does it fit?**
I - is the representative of the regulatory body to which the state-owned company is subject?	( )Yes ( )No
IV - is a statutory officer of a political party, even if a licensed one?	( )Yes ( )No
IV - holds a mandate in the Legislature of any federative body, even if a licensed one?	( )Yes ( )No
V (art. 41) – is or has been a member of the board of directors of the state-owned company, of a subsidiary or a company of the same group in the last twenty-four months?	( )Yes ( )No
V (art. 41) - is employed by the state-owned company, subsidiary company or a company of the same group? (does not apply to the employee of the state controlling company when there is no formally constituted economic group)	( )Yes ( )No
V – (art. 41) is a spouse or relative to the third degree, of any manager of the state-owned company?	( )Yes ( )No
IX - is a natural person who has entered into a contract or partnership, as supplier or buyer, claimant or offerer, of goods or services of any nature, with the Union, with the state-owned company itself or with one of its aggregate companies, in the three years prior to the date of its appointment?	( )Yes ( )No
X - is a person who has or may have any form of conflict of interest with the political-administrative person controlling the state-owned company or with the state-owned company itself?	( )Yes ( )No
19. Supplementary Law no 64/1990, art. 1-I: Clean record	**Does it fit?**
a) is a person that cannot take voter's title, or is illiterate;	( )Yes ( )No
b) is a member of the National Congress, the Legislative Assembly, the Legislative Chamber and the Town Councils, who has lost its mandate due to infringement of the provisions of items I and II of art. 55 of the Federal Constitution, the equivalent provisions on loss of mandate of the State Constitutions and Organic Laws of Municipalities and the Federal District, for elections to be held during the remainder of the term for which he/she was elected and eight (8) years following at the end of the legislature?	( )Yes ( )No
c) was Governor or Deputy Governor of State and the Federal District, Mayor or Deputy Mayor who lost his elective office due to violations of the provisions of the State Constitution, the Organic Law of the Federal District or the Organic Law of the Municipality, for the elections held	( )Yes ( )No

during the remaining period and eight (8) years following the end of the term for which he/she was elected?	
d) has against him/her representation upheld by the Electoral Court, in a final decision or issued by a collegiate body, in the process of abuse determination of the economic or political power, for the election in which it competes or has been trained, as well as those performed in the eight (8) subsequent years?	( ) Yes ( ) No
e) was criminally convicted in a final decision or issued by a judicial collegiate body, having been sentenced to the course of the period of eight (8) years after serving the sentence for the crimes below: 1. against popular economy, public faith, public administration and public property; 2. against private equity, the financial system, the capital market and provided for in the law governing bankruptcy; 3. against the environment and public health; 4. election, for which the law imposes deprivation of liberty; 5. abuse of authority, where there is condemnation to loss of office or disqualification for the exercise of civil service; 6. laundering or concealment of assets, rights and values; 7. traffic of narcotics and similar drugs, racism, torture, terrorism and heinous; 8. reduction to a condition analogous to slavery; 9. against life and sexual dignity; 10. committed by a criminal organization, gang or band;	( ) Yes ( ) No
f) was declared unworthy of officership, or incompatible for a period of eight (8) years;	( ) Yes ( ) No
g) had its accounts for the year of office or public functions rejected by irremediable irregularity constituting wrongful act of administrative misconduct, and unappealable decision of the competent body, unless it had been suspended or canceled by the Judiciary for the elections held in the eight (8) subsequent years, counted from the date of the decision, applying the provisions of item II of art. 71 of the Federal Constitution, to all the expenses supervisor, without excluding representatives who have acted in this condition?	( ) Yes ( ) No
h) was officeholder in direct, indirect or foundational administration, benefiting themselves or others, for the abuse of economic or political power, convicted in a final decision or issued by a judicial collegiate body, to the election in which he/she ran or has been trained, as well as those held in the eight (8) subsequent years?	( ) Yes ( ) No
i) has held a position or function of management, administration or representation in credit, financing or insurance establishments that have been or are being filed in a judicial or extra judicial liquidation process within the 12 (twelve) months prior to the respective decree?	( ) Yes ( ) No
j) was convicted in a final decision or issued by a collegiate body of the Electoral Court, for electoral corruption, illegal funding of suffrage, by donation, raising or unlawful spending of campaign funds or conduct prohibited to public officials in electoral campaigns that entail cancellation of registration or certificate for a period of eight (8) years from the date of the election?	( ) Yes ( ) No
k) was President of the Republic, Governor of State and of the Federal District, Mayor, member of the National Congress, of the Legislative Assembly, the Legislative Chamber, Municipal Councils, who resigned his/her mandate as of the offering of representation or petition able to authorize the opening of proceedings due to infringement of the provisions of the Federal Constitution, the State Constitution, the Organic Law of the Federal District or the Organic Municipality Law for the elections held during the remainder of the term for which he/she was elected and eight (8) years following the end of the legislature?	( ) Yes ( ) No
l) was sentenced to the suspension of political rights, in a final decision or issued by a judicial collegiate body, for willful act of administrative impropriety resulting in injury to public property and illicit enrichment, as of the conviction or final judgment until 8 (eight) years after serving the sentence?	( ) Yes ( ) No
m) was excluded from exercise of his/her profession, by penalty decision of the competent professional body, due to ethical and professional offense for a period of eight (8) years, unless the act has been annulled or suspended by the Judiciary?	( ) Yes ( ) No
n) was sentenced in final judgment or issued by a judicial collegiate body, because of breaking marital bond or common-law marriage, or pretended to do so, to avoid characterization of ineligibility for a period of eight (8) years after the decision recognizing the fraud?	( ) Yes ( ) No

o) was dismissed from the public service due to administrative or judicial proceedings for a period of eight (8) years from the decision, unless the act has been suspended or canceled by the Judiciary?	( )Yes ( )No
p) is an individual or officer of a legal entity responsible for electoral donations taken as illegal by a final decision or issued by a collegiate body of the Electoral Court, for a period of eight (8) years after the decision?	( )Yes ( )No
q) is magistrate or member of the Prosecution Office compulsorily retired by penalty decision, which has lost over by judgment or has requested dismissal or voluntary retirement pending administrative disciplinary proceedings for a period of eight (8) years?	( )Yes ( )No
20. Law 6,404/76, art. 147: Corporate Law	Does it fit?
Paragraph 1 - is a person prevented by special law or convicted for bankruptcy crime, forfeit, bribery, graft, embezzlement, against popular economy, public faith or property, or criminal penalty that prohibits, even temporarily, access to public offices?	( )Yes ( )No
Paragraph 2 - is a person declared disqualified by an act of the Brazilian Securities and Exchange Commission?* * CVM website, in the link Sanctioning Action - Advanced Search	( )Yes ( )No
Paragraph 3 (...): I - takes position in a company that may be considered competitors in the market, in particular, on advisory, supervisory or fiscal councils?	( )Yes ( )No
Paragraph 3 (...): II - has conflicting interests with the company?	( )Yes ( )No
21. By laws and Federal Audit Court (TCU).	
a) fits into any prohibition provided for in the company's bylaws?	( )Yes ( )No
b) is included in the list of persons responsible to whom the **Federal Audit** Court (*Tribunal de Contas da União* – TCU) has declared Irregular, unfaithful and Disabled? * TCU website, in the link Services and Consultations - Irregular, unfaithful and Disabled	( )Yes ( )No

I am aware that the following situations constitute a conflict of interest in the exercise of office or employment within the Federal Executive Branch, as set forth in Article 5 of Law 12,813/13:

I – to disclose or make use of inside information, for one's own benefit or for that of a third party, obtained through the activities performed;
II - to engage in an activity involving the provision of services or the maintenance of a business relationship with an individual or legal entity which has an interest in the decision of the public agent or collegiate in which he or she participates;
III – to carry out, directly or indirectly, an activity which, by reason of its nature, is incompatible with the duties of the position or employment, including activities in related areas or matters;
IV – to act, even if informally, as attorney, consultant, advisor or intermediary of private interests in the organs or entities of the direct or indirect public administration of any of the Powers of the Union, the States, the Federal District and the Municipalities;
V – to perform an act in the interest of a legal entity in which the public agent, his spouse, partner or relatives, inbreeding or related, in a straight or collateral line, up to the third degree, participates, and which may be benefited by him or influence his management acts;
VI – to receive a gift from anyone having an interest in the decision of the public official or collegiate in which he or she participates outside the limits and conditions laid down in the regulations; and
VII - to render services, even if occasional, to the company whose activity is controlled, supervised or regulated by the entity to which the public agent is linked.

Aware of the possible civil, administrative and criminal penalties, which any false statements may entail, I affirm that the information provided and the attached evidence are accurate, true and without erasures of any kind, and may be used by the People Committee.

Place and date

Signature of the Nominee

ANNEX II

FORM
Registration of Additional Integrity Requirements

Applicable to nominations for Fiscal Council Members, Directors, External Members of the Statutory Advisory Committees of the Board of Directors, Executive Officers and Members of the General Structure of Petrobras

INFORMATION OF THE POSITION INTENDED		
POSITION INTENDED:		
COMPANY:		
ASSIGNMENT OF POSITION:		
STATUTORY MANDATE☐	MANAGEMENT FUNCTION☐	OTHERS☐

CANDIDATE INFORMATION	
NAME:	Enrollment number:
CPF:	
Marital Status:	
ID no:	Date of issue/Issuing agency:
Date of birth:	Natural of (City/State):
Father's name:	
Mother's name:	
Responsible for appointment[1]:	
Care of[2]:	

[1] Field for the use of Petrobras nominees.

[2] Field for the use of Petrobras nominees, and the name, function and key of the person authorized to receive the report must be filled in and follow up the flow with the responsible bodies. We emphasize that the delegate will receive personal and non-transferable password to access the contents of the report. It is up to him to ensure the security of the information.

Additional Integrity Requirements	
I) Clean record – CPF	
Has a CPF with "Null" status in the Federal Revenue database	( ) Yes ( ) No
II) Business Participation	
Has a relevant corporate interest in limited companies (article 1,099 of the Civil Code) and private corporation (article 243, §§ 4 and 5 of Law 6,404/76), which are included in Petrobras' register and which have been transacted in the condition of Supplier, client, sponsored entity, consortium or joint venture, with Petrobras, its subsidiaries, subsidiaries and affiliates, within the last 3 (three) years.	( ) Yes ( ) No
Has been in control or participated in a statutory body of a legal entity in judicial, bankrupt or insolvent recovery, within a period of five (5) years prior to the date of its election or appointment, except as a liquidator, commissioner or judicial administrator.	( ) Yes ( ) No
III) History of Internal Investigation / Disciplinary Sanctions detailed in Employee Registration Form	
Has been included in the system of consequence under the Petrobras System or has suffered labor or administrative penalty in another legal person of public or private law in the last three (3) years as a result of internal investigations, when applicable.	( ) Yes ( ) No
Has a serious misconduct related to noncompliance with the Code of Ethics, Guide to Conduct, Manual of the Petrobras Program for Prevention of Corruption or other internal regulations related in the last 3 (three) years, when applicable.	( ) Yes ( ) No
IV) Audit Highlights:	
Is responsible for non-conformities indicated in quarterly Internal Audit reports that are pending regularization for more than 2 years.	( ) Yes ( ) No
V) Commercial and financial issues:	
It has pending financial issues that have been object of protest or inclusion in official registries of defaulters, unless they are regularized or if they are under judicial discussion or through a consumer protection agency on the date of the nomination.	( ) Yes ( ) No

It has federal, state or municipal tax debit, unless it is in judicial or administrative discussion on the date of the nomination.	( ) Yes ( ) No
VI) Judicial and/or administrative proceedings:	
Was convicted, in second instance, in criminal proceedings, in Brazil or abroad, related to the activity to be performed.	( ) Yes ( ) No
Has against itself judicial proceedings, in Brazil or abroad, with unfavorable judgment in second instance, in any sphere other than criminal, since related to the activity to be performed.	( ) Yes ( ) No
Has been fined in a final decision in the scope of external control, regulation and control organs in the last 5 years.	( ) Yes ( ) No
VII) Indication in positions on Boards of Directors or Fiscal Council of the subsidiaries, controlled companies and affiliates of Petrobras	
Currently holds 3 or more positions on Boards of Directors or Fiscal Council of Petrobras (a) subsidiaries, controlled and affiliated companies(a)? Indicate the companies and if any is in liquidation:	( ) Yes ( ) No
Currently receives compensation in two (2) of the Board of Directors or Fiscal Council of Petrobras' subsidiaries, controlled and affiliated companies(a)?	( ) Yes ( ) No

[a] Each nominee may only attend, at the same time, up to three (3) Boards of Directors or Fiscal Council of Petrobras subsidiaries, controlled companies and affiliates, and the indication for remunerated participation in more than two (2) of these Boards is prohibited. This prohibition does not apply when the person is in administration or tax position in companies, subsidiaries, controlled or affiliated of Petrobras, in liquidation.

Attached documents to prove the additional requirements:	
Requirements	**Means of verification**
Commercial and financial penalties and judicial and/or administrative proceedings	• Petrobras may request the submission of additional documents if it finds any incompatibility in the self-declaration of the indication or during the process of verifying the conformity of the indication.
Identification documents	• Copy of CPF and ID card • Copy of Marriage Certificate
Tax debts (federal, state or municipal)	• Negative or positive certificates with negative effects of federal, state and municipal tax debts of your residence in the last 5 (five) years.

PETROBRAS

Aware of the possible civil, administrative and penal penalties that any false statements may entail, I affirm that the information provided and the attached proofs are accurate, true and without any kind of erasure, and can be used by the People Committee.

________________________ ____________________________________

Place and date | Signature of the Nominee

ANNEX III

REGISTRY OF INDEPENDENCE OF BOARD OF DIRECTORS AND FISCAL COUNCIL MEMBERS

Personal Information and Contact		
Full name:		
ID:	Issuer:	Issuing date:
Tax ID (CPF):		
Independence Criteria for Board Members (Article 36, paragraph 1 of Decree No. 8945/16)		
I - does he/she have a relationship with Petrobras or its subsidiaries domiciled in Brazil, except for participation in a Petrobras' Board of Directors or participation in its share capital?	( ) Yes	( ) No
II - is he/she a spouse or consanguineous relative or by adoption, up to the third degree, of a head of the Executive Government, Minister of State, Secretary of State, Federal District or Municipality or officer of Petrobras or its subsidiaries based in Brazil?	( ) Yes	( ) No
III - has he/she maintained, in the last three years, any type of bond with Petrobras or its controllers, which could jeopardize his/her independence?	( ) Yes	( ) No
IV - is he/she or has he/she been, in the last three years, employed or Officer of Petrobras, its subsidiaries based in Brazil or its affiliates?	( ) Yes	( ) No
V - is he/she a direct or indirect supplier or buyer of services or products of Petrobras or its subsidiaries based in Brazil?	( ) Yes	( ) No
VI - is he/she an employee or officer of a company or entity that offers or demands services or products to/from Petrobras or its subsidiaries based in Brazil?	( ) Yes	( ) No
VII - does he/she receive another compensation from Petrobras or its subsidiaries based in Brazil, in addition to that related to the position of Board Member, except for the compensation resulting from interest in the company's share capital?	( ) Yes	( ) No

Being aware of potential civil, administrative and criminal penalties that any false statements may entail, I affirm that the information provided and the attached evidence are accurate, true and without erasures of any kind, and may be used by the People Committee.

[place], [date].

____

[name]

Director (a) Fiscal

ANNEX IV

DECLARATION

In compliance with the provisions of Instruction No. 367 of May 29, 2002, of the Brazilian Securities and Exchange Commission (*Comissão de Valores Mobiliários)*, as well as with the provisions of Law No. 13303/2016, I, the undersigned, declare, under the penalties of the law:

I - I am not impeded or incorrect in the prohibitions established by special law, including Law 13.303/2016, and I am not condemned for bankruptcy, prevarication, bribery, concussion, embezzlement, against the popular economy, public faith or property, or the criminal penalty that sees, even if temporarily, access to public positions, as provided in paragraph 1 of article 147 of Law 6.404/76;

II - I am not condemned to the penalty of suspension or temporary disqualification applied by the Brazilian Securities and Exchange Commission (*Comissão de Valores Mobiliários*), which renders me ineligible for management positions in a publicly-held company, as established in paragraph 2 of article 147 of Law No. 6404/76;

III - meeting the requirement of unblemished reputation established by paragraph 3 of Article 147 of Law No. 6404/76;

IV - I do not hold a position in a company that may be considered a competitor of the Company, and I do not have, nor do I represent, an interest conflicting with that of the Company, pursuant to items I and II of Paragraph 3 of Article 147 of Law 6,404/76.

[place], [date].

____

[name]

ANNEX V

DECLARATION OF INDEPENDENCE

(Article 36, Paragraph 1 of Decree No. 8.945/16 and Rules of Corporate Governance Level 2 Listing)

In compliance with the provisions of Instruction No. 480 of December 7, 2009 and further amendments by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários), we request answering the following questions:

I - do you have a relationship with Petrobras, or its subsidiaries based in Brazil, except for the participation in Petrobras' Board of Directors or participation in its capital stock?

( ) yes ( ) no

II - have you had, in the last three (3) years, a bond of any kind with Petrobras or the Federal Administration that could jeopardize your independence, except for the participation in its capital stock?

( ) yes ( ) no

III - are you a spouse or consanguineous relative or related, or by adoption, up to the third degree, of a head of the Executive Administration, Minister of State or Secretary of Public Controller, Secretary of State, Federal District or City, or a manager of Petrobras or its subsidiaries based in Brazil?

( ) yes ( ) no

IV - do you maintain, or have you maintained, in the last three years, a relationship of any nature with Petrobras, its Controlling Shareholder or entity related to the individuals listed in section III above, that could compromise your independence? (individuals bound to public educational and/or research institutions are not included in this restriction)

( ) yes ( ) no

V - are you or have you been, for the last three (3) years, an employee or officer of Petrobras, the Controlling Shareholder, its subsidiaries or its affiliates?

( ) yes ( ) no

VI - Are you a direct or indirect supplier or buyer of services and/or products of Petrobras or its subsidiaries based in Brazil?

( ) yes ( ) no

VII - are you an employee or manager of a company or entity that offers or procures services or products to/from Petrobras or its subsidiaries based in Brazil?

( ) yes ( ) no

VIII - do you receive any other compensation from Petrobras, or its subsidiaries based in Brazil, in addition to the one related to the position of Board Member, except for the compensation resulting from participation in the company's capital?

( ) yes ( ) no

STATEMENT

DECLARE for the appropriate purposes that:

(___) **YES** I am an Independent Board Member, in accordance with the criteria listed above and set forth in art. 36, §1 of Decree no. 8,945, of December 27, 2016, and in the Corporate Governance Level 2 Listing Regulations.

(___) **NO** I am an Independent Board Member, in accordance with the criteria listed above and set forth in art. 36, §1 of Decree no. 8,945, of December 27, 2016, and in the Corporate Governance Level 2 Listing Regulations.

[place], [date].

____

[name]

Board Member (a) of Directors

ANNEX VI

DECLARATION ON POLITICALLY EXPOSED PERSON

Definition of Politically Exposed Persons (PEP) as per Article 3-B of CVM Instruction 301/99, added by CVM Instruction 463/08:

Art. 3-B For the purposes of this Instruction it is considered:

I – politically exposed person who holds or has held, in the last 5 (five) years, relevant positions, jobs or public functions, in Brazil or other foreign countries, territories and dependencies, as well as their representatives, family members and other persons of their close relationship;
II – relevant position, employment or civil service held by heads of state and government, high level politicians, high level public officials, magistrates or military personnel, leaders of public enterprises or leaders of political parties; and
III– family members of the politically exposed person, their relatives, in the direct line, up to the first degree, as well as the spouse, partner and stepson.

Paragraph 1 The period of five (5) years referred to in subsection I must be counted retroactively from the date of commencement of the business relationship or from the date on which the client became a politically exposed person.

Paragraph 2 Without prejudice to the definition in item I of the caption of this article, politically exposed persons are considered in Brazil:

I - the holders of elective offices of the Executive and Legislative Powers of the Union;

II - those holding office in the executive branch of the Union:

a) a Minister of State or equivalent;
b) of a special nature or equivalent;
c) of a presidente, vice-president and director, or equivalent, of municipalities, public foundations, public undertakings ou semi-public companies; or
d) senior management and advisory group - DAS, level 6, e equivalents.

III- the members of the National Council of Justice, the Federal Supreme Court and the higher courts;

IV - the members of the National Council of Public Prosecutors, the Attorney General of the Republic, the Deputy Attorney General of the Republic, the Labour Attorney General, the Military Attorney General, the Deputy Attorneys General of the Republic and the Attorneys General of the States and the Federal District;;

V - the Members of the Court of Auditors of the Union and the Public Prosecutor at the Court of Auditors of the Union;

VI - the State and Federal District Governors, the Presidents of the Court of Justice, the Legislative Assembly and the District Chamber and the Presidents of the Court and the Council of Accounts of States, Municipalities and the Federal District; and

VII - the mayors and mayors of state capitals.

STATEMENT

DECLARE for the appropriate purposes that:

____**NO,** I am NOT a Politically Exposed Person, under the terms of Article 3-B of CVM Instruction 301/99, added by CVM Instruction 463/08, as I do not fit into any of the situations that characterize EPP.

____**YES,** I am a Politically Exposed Person, under the terms of Article 3-B of CVM Instruction 301/99, added by CVM Instruction 463/08.

Mandate Exercised at Petrobras	Duration

AND/OR

	Name of Politically Exposed Person	Nature of Relationship

[city], [day] of [month] of 2020.

____

[SIGNATURE]

ANNEX VII

Items 12.5 to 12.10 of the Reference Form

12. General shareholders' meeting and management

12.5 In relation to each of the officers and members of the supervisory board of the issuer, please indicate, in a table:
a. name
b. date of birth
c. occupation
d. Tax ID (CPF) or passport number
e. elective office held
f. election date
g. initial date of term of office
h. term of office
i. other positions or roles held in the issuer
j. elected by the controller or not
k. if he/she is an independent member and, if so, what was the criterion used by the issuer to determine the independence
l. number of consecutive terms
m. information about:
i. main professional experiences along the last 5 years, indicating:
• name and business segment of the company
• position
• if the company integrates (i) the economic group of the issuer or (ii) is controlled by a shareholder of the issuer that holds a direct or indirect interest equal to or greater than 5% of the same class or type of security of the issuer

ii. indication of all officer positions in other companies or organizations in the third sector
n. description of any of the following events that have occurred along the past 5 years:
i. any criminal conviction
ii. any conviction in administrative proceedings of the CVM and the corresponding penalties applied
iii. any final and unappealable conviction, either judicial or administrative, that has suspended or disqualified him/her for the performance of any professional or commercial activity
12.6 In relation to each of the persons who served as members of the board of directors or the supervisory board in the last fiscal year, please inform, in a table format, the percentage of participation in meetings held by the respective body in the same period, which occurred after initiating the term of office
12.7 Provide the information mentioned in item 12.5 with respect to members of statutory committees, as well as audit, risk, financial and compensation committees, even if such committees or structures are not statutory
12.8 In relation to each person who served as a member of statutory committees, as well as the audit, risk, financial and compensation committees, even if such committees or structures are not statutory, please inform, in a table format, the percentage of participation in meetings held by the respective body in the same period, which occurred after initiating the term of office
12.9 Inform the existence of a marital relationship, stable relationship or kinship up to the second degree between:
a. officers of the issuer
b. (I) officers of the issuer and (ii) officers of the direct or indirect subsidiaries of the issuer
c. (I) officers of the issuer or its direct or indirect subsidiaries, and (ii) direct or indirect controllers of the issuer
d. (i) officers of the issuer and (ii) officers of the direct and indirect controlling companies of the issuer
12.10 Inform on the relations of reporting, service rendering or control maintained in the last 3 fiscal years between the officers of the issuer and:
a. a company directly or indirectly controlled by the issuer, except for those in which the issuer holds, directly or indirectly, the entire share capital

b.	a direct or indirect controller of the issuer
c.	if relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or controlling companies or subsidiaries of any of these persons

[city], [month] [day], 2020.

[SIGNATURE]

ANNUAL GENERAL MEETING

PRESENTATION TO SHAREHOLDERS

ITEM IV

ESTABLISHING THE COMPENSATION FOR THE MEMBERS OF THE MANAGEMENT, FISCAL COUNCIL, AND ADVISORY COMMITTEES OF THE BOARD OF DIRECTORS.

Dear shareholders,

The setting of the compensation of management, Fiscal Council members, and members of the Board of Directors' Advisory Committees will be approved at an Ordinary General Meeting.

In accordance with article 12, item I of CVM Instruction 481/09, Petrobras submits for the deliberation of this Meeting the proposal for the compensation of the Managers, the members of the Fiscal Council and the Members of the Statutory Advisory Committees to the Board of Directors as follows:

a) Proposal to set the overall compensation to be paid to the Company's Managers at up to R$47,059,396.55 (forty-seven million, fifty-nine thousand, three hundred and ninety-six reais and fifty-five cents) for the period from April 2021 to March 2022. Below is the breakdown containing the main points of the proposal:

I. Fees: no adjustment was proposed, maintaining the same amounts already practiced since April 2016;

II. In relation to the Variable Compensation Program for the members of the Executive Board, the proposal contemplates:

II.a. Provision of the 3rd installment of the Variable Remuneration Program referring to fiscal year 2018, corresponding to 10% of the total value of the program and its respective charges;

II.b. Provision of installments of the Variable Remuneration Program referring to fiscal year 2019, corresponding to 40% of the total value of the program and its respective charges;

II.c. Provision of the Variable Compensation Program referring to fiscal year 2020, corresponding to 60% of the cash portion and 40% of the deferred portions of the total value of the program and its respective charges.

III.The General Ordinary Assembly held on 07/22/2020 approved the remuneration of Petrobras' administrators for the period from April 2020 to March 2021 at R$43,343,436.91 (forty-three million, three hundred and forty-three thousand, four hundred and thirty-six reais and ninety-one cents), as well as fixed the monthly fees of the members of the BD and the members of the Fiscal Council (FC) at one tenth of the maximum monthly average remuneration of the members of the Executive Board (~~ED~~ EB), excluding the amounts related to vacation and benefit additions.

III.a. Compared to that approved by the AGO of 7/22/2020, the proposed increase is 8.57% in the overall amount of directors. This increase corresponds to the variation in the provision for variable compensation programs for the year 2020 resulting from the excellent results presented that year and the accumulation of deferred installments from previous years and their respective charges.

b) Proposal to set the monthly fees of the members of the Board of Directors and the members of the Fiscal Council at one tenth of the average monthly remuneration of the members of the Executive Board, excluding the amounts related to vacation bonus and benefits.

c) Proposal to set the monthly fees of the members of the Audit Committee and the Audit Committee of the Conglomerate at 40% for the Committee Chairs and 30% for the other members of the average monthly compensation of the members of the Executive Board, excluding the amounts related to vacation and benefit additions.

d) Proposal to set the monthly fees of the members of the other Board Advisory Committees at a percentage equivalent to 50% of the monthly fee of the member of the Board of Directors of Petrobras.

It is emphasized that the remuneration of the members of the Fiscal Council and the Board of Directors' Advisory Committees are not part of the overall amount for the Managers.

In addition, it is emphasized that the inclusion of the provision for the compensatory remuneration payment to members of the Board Advisory Committees is highlighted, in cases of characterization of conflict of interest, according to brazilian Law No. 12.813/2013 and as provided in the internal regulations of the Committees.

Pursuant to article 12, II of CVM Instruction 481/09, Petrobras provides in Annex I the information related to the remuneration of the Company's managers in the last three fiscal years, and the forecast for the remuneration of the managers, the members of the Fiscal Council and the members of the Advisory Committees of the Board of Directors for the current fiscal year, pursuant to item 13 of the Company's Reference Form.

Rio de Janeiro, March 12, 2021.

Roberto Castello Branco
CEO

ANNEX I

Information presented on iten 13 of the "Formulário de Referência", in accordance with article. 12, II of CVM nº 481/09 instruction

13 Management compensation

13.1 - Description of the compensation policy or practice, including of the non-statutory executive board

A qualitative description of the Company's compensation policy or practice is presented below by amanagement entity, as described below:

I- EXECUTIVE BOARD:

a. objectives of the remuneration policy or practice, clarifying whether the remuneration policy has been formally approved, the entity responsible for its approval, the date of approval and, if the issuer discloses the policy, websites on the world wide web where such document can be consulted:

The compensation of the members of the Executive Board (E.B.) consistsof a fixed and a variable portion. The compensation objectives and practices are defined based on market benchmarks for companies of similar size to Petrobras and aim to recognize and remunerate the members of the Executive Board based on the responsibility, time on the function, expertise and professional reputation, as well as on their performance and efforts to reach the Company´s short-, medium- and long-term strategies and goals.

The Executive Board (D.E.) fixed remuneration is composed of a monthly compensation proposed by the Personnel Committee to the Board of Directors (COPE) and defined annually by the General Meeting, in compliance with article 152 of Law No. 6,404, of December 15, 1976 ("Brazilian Joint Stock Corporations Act").

COPE is linked to the Board of Directors and comprises Board Members and/or people with renowned experience and technical skills. Among other duties, the Committee is responsible for analyzing and proposing policies and mechanisms for compensation of the senior members of the Board of Directors, based on the company's strategies and market benchmarks. The Board of Directors is responsible for approving the proposals presented by COPE.

All members of the Executive Board are statutory.

b. compensation structure, indicating:

i.description of remuneration elements and the objectives of each of them

• *Base Salary or Compensation:* fixed monthly remuneration paid to the members of the as retribution for the services provided, including annual Christmas bonus salary and vacation wage.

• *Direct and Indirect Benefits:* aim at the quality of life of the members of the Executive Board, including housing allowance and health assistance.

• *Variable Pay:* retribution for the efforts in building the results achieved, in addition to the motivating character for meeting the strategic objectives, focusing on meritocracy and in line with other initiatives that Petrobras has developed to harness and stimulate people's potential, seeking to direct them to achieve better results for the company and consequently generating value for shareholders, such as the implementation of EVA (Economic Value Added), from the 2020 fiscal year, a management methodology, through which the variable remuneration of each employee is linked to the company's value generation goals.

The Board of Directors approved a new variable compensation model for all Petrobras employees starting in 2019: the Performance Bonus Program ("PPP"), which is aligned with the Strategic Plan, values meritocracy, efficiency and is linked to the individual performance of employees and results of the areas, in addition to achieving the company's performance metrics. In order to pay the 2019 PPP (performance award program), the company was required to achieve net income higher than R$10 billion in 2019, which it actually did, according with the annual financial statements disclosed on February 19, 2020. The PPP replaced all the other variable compensation benefits paid by the company in 2018, such as Profit Sharing (PLR) and the Employee Variable Compensation Program (PRVE) and the Management's Variable Remuneration (RVA). Payment of variable compensation for employees for the 2019 fiscal year was scheduled to occur in May/2020 but was postponed to November/2020 due to the implications caused by the Covid-19 pandemic. Payment to the members of the Executive Board took place in December 2020, after dividends were distributed to the shareholders.

The calculation of the variable compensation includes a number of common company goals (Petrobras' top metrics), as well as the specific goals of each area and the individual goals of each professional. For the purposes of calculation of the variable compensation, the members of the Board of Executive Officers are evaluated by the Board of Directors. In the 2020 fiscal year, for members of the Executive Board, the Program is initiated upon obtaining positive net income for the year. For the other employee groups, initiation occurs as of the net profit obtained, disregarding the impacts of the impairment amounts and the exchange rate variation contained in Petrobras' net financial result when calculated.

Additionally, the scorecards of the organizational units continue to be considered as inputs for the evaluation of the members of the Executive Board, executive managers and other members of our general structure, reported by the following items: (I) Top Metrics: Gross Debt (corresponds to the balance total debtor of contracted debts), Delta EVA (Economic Value Added - measures economic profit in a given period, less the cost of capital invested from its operating profit), IGEE (Monitors Petrobras' performance in relation to the direct emission of greenhouse gases in the atmosphere)and VAZO (total volume of oil leaked in events with a volume above a barrel that reached bodies of water or non-waterproofed soil); (II) the scores of the specific metrics of the scorecards of the organizational units under his responsibility (represented by specific indicators and strategic initiatives that include economic, environmental and social factors); and (III) discretionary assessment of the immediate superior according to the employee's profile and performance.

Throughout 2020, the results and projections of the main metrics of these specific indicators and strategic initiatives were monitored, making it possible to assess the performance of the organizational units until the end of the year, which serve as a reference for assessing individual performance.

The estimated amount of disbursement will depend on some factors, such as individual employee performance and the Company's performance metrics.

The weight of each item varies according to the duties and responsibilities associated with the position and activities performed by each employee, as shown in the table below, for the 2020 fiscal year.

Roles	Weight of the indicators by group

		Top Metrics	Specific Metrics	Discretionary/ Individual
Employees in role without bonus		35%	55%	10%
Coordinator Supervisor	Consultant	35%	55%	10%
Sector Manager Platform Manager Assistant Executive Manager and General Manager	Senior Consultant	35%	55%	10%
Manager Assistant to the Board of Directors/Advisor to the Board of Directors Director´s Assistant	Master Consultant	35%	55%	10%
General Manager		45%	45%	10%
Executive Manager and equivalents		50%	40%	10%
Executive Director		60%	30%	10%
President		85%	5%	10%

The higher the hierarchical level, the heavier the weight of the top metrics, reflecting the managers' greater responsibility for the metrics of their areas and Petrobras' performance metrics. In 2020, the company monitored the results and projects of the top metrics and the specific metrics in order to evaluate each employee's performance. Payment of the variable compensation for the 2020 fiscal year is scheduled to occur after approval at the Annual General Meeting of the shareholders, if all prerequisites of the program have been met.

• Post-employment Benefits: aim at the quality of life of the members of the Executive Board, including pension plan.

• Others: aim at the quality of life of the members of the Executive Board, including such charges related to the Employee Severance Payment Fund (FGTS) and Social Security (INSS).

• Termination of Time in Office: refers to paid quarantine as provided for in Law No. 12,813/2013, which deals with the conflict of interests in the exercise of office or employment of the Federal Executive Branch and such impediments subsequent to the exercise of a public office or employment.

ii.in relation to the last three fiscal years, which is the proportion of each element in the total remuneration

According to the table below, the proportions of each element in total compensation in the fiscal year ended December 31, 2020, 2019 and 2018:

Compensation Structure	2020	2019	2018
Fixed monthly compensation			
Salaries or officers' compensation	55.98%	51.77%	73.01%
Direct and indirect benefits	0.93%	1.22%	0.88%
Attendance at committees	0.00%	0.00%	0.00%
Others	14.62%	13.55%	20.71%

Variable compensation			
Bonus	0.00%	0.00%	0.00%
Profit sharing	0.00%	0.00%	0.00%
Participation in meetings	0.00%	0.00%	0.00%
Commissions	0.00%	0.00%	0.00%
Others [1]	21.71%	14.73%	0.00%
Post-employment benefits	4.40%	4.40%	5.41%
Termination of office	2.36%	14.33%	0.00%
Share-based compensation	0.00%	0.00%	0.00%
TOTAL	**100.00%**	**100.00%**	**100.00%**

[1] The information contained in the "Others" field refers to Variable Compensation and its respective fees. Since this variable compensation does not qualify as "bonuses", "profit sharing", "participation in meetings", nor as "Commissions", we have inserted it in the "Others" line.

iii.methodology of calculation and adjustment of each compensation element

• *Base Salary or Compensation*: There is not a single calculation and readjustment method, as factors such as negotiation with regulatory bodies, relevant legislation, market practices of oil and gas companies operating in Brasil of a similar size to the company, identified through surveys conducted by specialized consultants, and the value set in the General Meeting are taken into consideration.

• *Direct and indirect benefits:*

i. The amount referring to the housing allowance benefit follows the same values practiced in recent years. In this regard, such amount is part of the administrators' global amount that is negotiated with the State Companies Coordination and Governance Secretariat ("SEST") and approved by the General Meeting.

ii. There is not a single method for calculating and adjusting the health care plan, as factors such as negotiation with regulatory bodies and approval by the General Meeting are taken into account. The calculation and adjustment methodology for the medical care offered to the members of the Board of Executive Officers' members iis the same as that usedfor the other company employees.

• *Variable Pay: When calculating the variable pay, such performance indicators negotiated with SEST are taken into account, as well as the relevant legislation, market practices for oil and gas companies operating in Brasil of a similar size to that of the company, as identified through surveys conducted by specialized consultants, and the value set in the General Meeting. The variable pay program set for Petrobras Executive Board has a first installment paid in cash and the rest of the payment is deferred over the 4 years that follow, provided that its prerequisites and the goals established for it are achieved. In 2017 and 2018 there was no payment of variable pay.* In 2019 and 2020, the 1st and 2nd installments, respectively, of the Variable Compensation Program for the 2018 fiscal year were paid. Also in 2020, the cash installment for the 2019 fiscal year of the B.D.´s variable compensation program was paid.

• *Post-employment benefits:* There is not a single method for calculating and adjusting the contributions to the pension plan, and it is currently limited to 11% of the remuneration, based on the age range of each member of the Executive Board. In this regard, such amount is part of the administrators' global amount that is negotiated with SEST and approved by the General Meeting. The calculation and adjustment methodology for the medical assistance offered to the Executive Board members is the same as that used for the other company employees.

• *Others*: The rates of the Guarantee Fund for Length of Service (FGTS) and National Social Security Institute (INSS) charges are defined by the government. The amounts corresponding to such charges are part of management's overall compensation, which is negotiated with SEST and approved at a General Meeting.

iv.reasons to justify the compensation of the remuneration

The composition of the remuneration of the members of Petrobras' Executive Board is set by taking into consideration company's economic-financial results and aims to promote the recognition of the efforts of company's administrators in alignment with the remuneration practices applied by the market for companies of a similar size to Petrobras. ***v.existence of members not paid by the issuer and the reason for this fact***

Not applicable, since all the members of the Executive Board are remunerated by Petrobras.

c.main performance indicators that are considered in determining each element of remuneration:

• *Base Salary or Compensation:* fixed remuneration without any indicator linked.

• *Direct and indirect benefits:* no indicator linked.

•Variable *compensation*: contingent upon compliance with pre-requirements and performance indicators negotiated with SEST, such as the Petrobras' top metrics.

• *Post-employment benefits*: no indicator linked.

d.how remunetarion is structured to reflect the evolution of performance indicators:

It is structured in such a way that the variable remuneration is conditioned to the fulfillment of prerequisites and performance indicators negotiated with SEST, such as the Petrobras' top metrics. The value of the remuneration to be paid under the Petrobras Variable Pay Program varies according to the percentage of goal achievement and is calculated based on company's results.

e. how the remuneration policy or practice aligns with company issuer's short, medium and long-term interests:

The remuneration of the members of Petrobras' Executive Board is set by considering both the economic and financial results and the promotion of administrators' recognition and their alignment with company's short, medium and long term strategies, accompanied by the fulfillment of the goals set down by the Board of Directors and such as the Petrobras' top metrics.

f. existence of remuneration supported by subsidiaries, controlled companies or direct or indirect controllers:

Not applicable. There is no remuneration supported by company's subsidiaries, controlled companies or direct or indirect controllers

g. existence of any remuneration or benefit linked to the occurrence of a certain corporate event, such as the sale of company's corporate control:

Not applicable. There is no remuneration or benefit linked to the occurrence of a specific corporate event involving the company.

h.practices and procedures adopted by Board of Directors to define the individual compensation of the Board of Directors and Board of Executive Officers, indicating:

i. issuer's bodies and committees that participate in the decision-making process, identifying how they participate

The remuneration of the members of the Executive Board is proposed by the Personnel Committee to the Board of Directors and specified annually by the General Meeting, in accordance with article 152 of Brazilian Joint Stock Corporations Act. ***ii. criteria and method employed for setting individual remuneration, indicating whether surveys are made to check market practices, and, if so, the comparison criteria and the scope of such surveys***The remuneration objectives and practices aim to recognize and remunerate company's administrators by considering the responsibility, the time dedicated to the office, the competence and professional reputation, as well as such practices applied by the market for companies of similar size to the company.

iii.frequency and how the Board of Directors assesses the adequacy of issuer's remunetarion policy

The remuneration of the members of the Executive Board is proposed annually by the Personnel Committee to the Board of Directors and specified by the General Meeting, in accordance with article 152 of the Brazilian Joint Stock Corporations Act.

II- BOARD OF DIRECTORS:

a. objectives of the remuneration policy or practice, clarifying whether the remuneration policy has been formally approved, the entity responsible for its approval, the date of approval and, if the issuer discloses the policy, the sites on the world wide web where such document can be consulted:

A remuneração fixa do Conselho de Administração é composta por honorários mensais propostos pelo Comitê de Pessoas ao Conselho de Administração e definidos anualmente em Assembleia Geral, de acordo com o artigo 152 da Lei das Sociedades por Ações e com a Lei n° 9.292, de 12 de julho de 1996. Os objetivos e práticas de remuneração visam remunerar os conselheiros da Companhia de acordo com as orientações e normas aplicáveis às estatais federais.

b.compensation structure, indicating:

i.description of remuneration elements and the objectives of each one of them

• *Base Salary or Compensation:* fixed monthly remuneration paid to the directors as retribution for the services provided.

• *Post-employment Benefits:* aim at the quality of life of the members of the Board of Directors, including pension plan.

•*Others:* aim at the quality of life of the members of the Board of Directors, including Social Security charges (INSS).

•*Termination of Time in office*: refers to paid quarantine as provided for in Law No. 12,813/2013, which deals with the conflict of interests in the exercise of office or employment of the Federal Executive Branch and such impediments subsequent to the exercise of a public office or employment.

ii.in relation to the last three fiscal years, which is the proportion of each element in total remuneration

According to the table below, the proportions of each element in total compensation in the fiscal year ended December 31, 2020, 2019 and 2018:

Compensation Structure	2020	2019	2018
Fixed monthly compensation			
Salaries or officers' compensation	83.33%	71.66%	78.05%
Direct and indirect benefits	0.00%	0.66%	6.67%
Attendance at committees	0.00%	0.00%	0.00%
Others	16.67%	14.33%	15.28%
Variable compensation			
Bonus	0.00%	0.00%	0.00%
Profit sharing	0.00%	0.00%	0.00%
Participation in meetings	0.00%	0.00%	0.00%
Commissions	0.00%	0.00%	0.00%
Others	0.00%	0.00%	0.00%
Post-employment benefits	0.00%	0.00%	0.00%
Termination of office	0.00%	13.35%	0.00%
Share-based compensation	0.00%	0.00%	0.00%
TOTAL	100.00%	100.00%	100.00%

iii. Calculation and adjustment method for each of the remuneration elements

• *Base Salary or Compensation:* The monthly remuneration of the members of the Board of Directors corresponds to 10% (ten percent) of the average monthly remuneration paid to the members of the Executive Board, and is approved by the General Meeting, pursuant to articles 152 and 145 of the Brazilian Joint Stock Corporations Act and Law No. 9,292, of July 12, 1996.

•*Post-employment benefits:* There is not a single method for calculating and adjusting the contributions to the pension plan, and it is currently limited to 11% of the remuneration, based

on the age range of each Director. In this regard, such amount is part of the administrators' global amount that is negotiated with SEST and approved by the General Meeting.

•*Others*: The charge of the Social Security (INSS) contribution is defined by the government. In this sense, the amount is part of the managers' overall amount that is negotiated with SEST and approved at the General Meeting.

iv.reasons to justify the compensation structure

Law 9.292 of July 12, 1996 establishes that the compensation of the members of the Board of Directors of mixed economy companies, such as Petrobras, "will in no case exceed ten percent of the average monthly compensation of the directors of the respective companies".

v. the existence of members not paid by the issuer and the reason for this fact

Company's CEO is a member of the Board of Directors; however, such participation is not remunerated.

In addition, as established in art. 38, Paragraph 8 of Decree No. 8,945, of December 27, 2016, the members of the Board of Directors who are also members of Petrobras Conglomerate Audit Committee shall waive their remuneration as Members of the Board of Directors. Currently, five members of the Board of Directors are members of the Audit Committee and/or the Petrobras Conglomerate Audit Committee.

c.main performance indexes which are taken into consideration to determine each compensation element:

Not applicable, since the remunerationn paid tomembers of the Board of Directors is fixed, without any indicator linked.

d.how remuneration is structured to reflect the evolution of performance indicators:

Not applicable, since the remuneration paid tomembers of the Board of Directors is fixed, without any indicator linked.

e.how the remuneration policy or practice aligns with company issuer's interests in the short, medium and long terms interests:

As previously mentioned, the monthly remunerationn of the members of the Board of Directors complies with the criteria established by law, corresponding to 10% (ten percent) of the average monthly remuneration paid to the members of the Executive Board.

For calculating the remuneration of the members of the Executive Board, also as previously mentioned, Petrobras takes into account both its economic and financial results and the promotion of administrators' recognition and alignment with market practices. **f. existence of remuneration supported by subsidiaries, controlled companies or direct or indirect controllers:**

Not applicable. There is no compensation supported by subsidiaries, controlled companies, direct or indirect controlling shareholders:

g. existence of any remuneration or benefit linked tothe occurrence of a certain corporate event, such as the sale of issuer's corporate control of the Company:

Not applicable. There is no remuneration or benefit linked tothe occurrence of corporate events involving the Company.

h. practices and procedures adopted by the Board of Directors to define the individual compensation of the Board of Directors and the Executive Board, indicating

i. issuer's bodies and committees that participate in the decision-making process, identifying how they participate

The remuneration of Board of Directors members is proposed by the Personnel Committee to the Board of Directors and specified annually at the General Meeting, in compliance with article 152 of Law No. 9,292, of 12 July 1996 of the "Brazilian Joint Stock Corporations Act.

ii.criteria and methodology used to determine individual remuneration, indicating whether studies are used to verify market practices and, if so, state the criteria for comparison and the scope of these studies

The objectives and practice of the remunerations aim to remunerate company's directors in accordance with the guidelines and rules applicable to federal state companies.

iii.frequency and how the Board of Directors assesses the adequacy of issuer's remuneration policy

Currently the remuneration of Board of Directors members is proposed by the Personnel Committee to the Board of Directors and specified annually by the General Meeting, in compliance with article 152 of Law No. 6,404, of December 15, 1976 ("Brazilian Joint Stock Corporations Act") and Law No. 9,292, of July 12, 1996.

III- FISCAL COUNCIL:

a. objectives of the remuneration policy or practice, clarifying whether the remuneration policy has been formally approved, the entity responsible for its approval, the date of approval and, if the issuer discloses the policy, the sites on the world wide web where such document can be consulted:

The Fiscal Council fixed remuneration is composed of a monthly compensation specified annually at the General Meeting, in compliance with article 152 of the Brazilian Corporations Act and Law No. 9,292, of 12 July 1996. The objectives and practice of the remunerations aim to recognize and remunerate company's directors in accordance with the guidelines and rules applicable to federal state companies.

b. composition of remunerationincluding:

i.description of remuneration elements and each one's objectives

•*Salary or Officers ' compensation*: fixed monthly compensation practiced for the members of the Fiscal Council with retribution for the services provided.

•*Others*: aimed at quality of life, including Social Security (INSS) charges.

ii.in relation to the last three fiscal years, which is the proportion of each element in total compensation

According to the table below, the proportions of each element in total compensation in the fiscal year ended December 31, 2020, 2019 and 2018:

Compensation Structure	2020	2019	2018
Fixed monthly compensation			

Salaries or officers' compensation	84.03%	82.42%	86.22%
Direct and indirect benefits	0.00%	0.00%	0.00%
Attendance at committees	0.00%	0.00%	0.00%
Others	15.97%	17.58%	13.78%
Variable compensation			
Bonus	0.00%	0.00%	0.00%
Profit sharing	0.00%	0.00%	0.00%
Participation in meetings	0.00%	0.00%	0.00%
Commissions	0.00%	0.00%	0.00%
Others	0.00%	0.00%	0.00%
Post-employment benefits	0.00%	0.00%	0.00%
Termination of office	0.00%	0.00%	0.00%
Share-based compensation	0.00%	0.00%	0.00%
TOTAL	100.00%	100.00%	100.00%

iii.methodology of calculation and adjustment of each remuneration element

•*Salaries or Officers' compensation:* The monthly remuneration of the members of the Fiscal Council correspond to 10% (ten percent) of the monthly remuneration paid to the members of the Executive Board and is approved by the General Meeting, under the terms of articles 145, 152 and 162, paragraph 3 of the Corporate Law and Law 9.292 of July 12, 1996.

•*Others*: The charge of the Social Security (INSS) contribution is defined by the government.

iv.reasons to justify the composition of the remuneration

Law 9.292 of July 12, 1996 establishes that the remuneration of the members of the Fiscal Council of mixed-capital companies, such as Petrobras, " shall not, under no circumstances, exceed ten percent of the average monthly remuneration of the directors of the respective companies."

To calculate the remuneration of its Executive Board, as described above, Petrobras takes its economic-financial results into consideration, as well as the promotion of the recognition of the efforts of its managers and the alignment with market practices and proposes an amount that is negotiated with SEST and approved at a General Meeting.

v.existence of non-compensated members by the issuer and the reason for this fact

Not applicable, since all the members of the Fiscal Council are remunerated.

c. main performance indicators that are considered in determining each element of remuneration:

Not applicable, since the remuneration paid tomembers of the Fiscal Council is fixed, with no linked indicator.

d.how remuneration is structured to reflect the evolution of performance indicators:

Not applicable, since the remuneration received by members of the Fiscal Council is fixed, with no linked indicator.

e.how the remuneration policy or practice is aligned to the issuer's interests in the short, medium and long terms of the Company:

The monthly remuneration of the members of the Fiscal Council complies with the criteria established by law, corresponding to 10% (ten percent) of the average monthly remuneration paid to the members of the Executive Board.

For calculating the remuneration of the members of the Executive Board, also as previously mentioned, Petrobras takes into account both its economic and financial results and the promotion of administrators' recognition and alignment with market practices

f. existence of remuneration supported by subsidiaries, controlled companies or direct or indirect controllers: Not applicable. There is no remuneration supported by subsidiaries, controlled companies, direct or indirect controlling shareholders:

g. existence of any remuneration or benefit connected with the occurrence of a certain corporate event, such as the sale of issuer's corporate control of the Company:

Not applicable. There is no remuneration or benefit connected with the occurrence of corporate events involving the Company.

h. practices and procedures adopted by the Board of Directors to define the individual compensation of the Board of Directors and the Executive Board, indicating

Not applicable.

IV- ADVISORY COMMITTEE TO THE BOARD OF DIRECTORS:

a. objectives of the remuneration policy or practice, clarifying whether the remuneration policy has been formally approved, the entity responsible for its approval, the date of approval and, if the issuer discloses the policy, the sites on the world wide web where such document can be:

The company has 6 (six) statutory committees linked to the Board of Directors, namely, the Audit Committee; the Safety, Environment and Health Committee; the Personnel Committee; the Investment Committee; Minority Committee and Petrobras Conglomerate Audit Committee.

The Audit Committee is composed exclusively of members of the Board of Directors. The Minority Committee is composed of 2 (two) members of the Board of Directors appointed by the minority shareholders and 1 (one) independent member, aligned with the requirements of art. 22, Paragraph 1 of Law No. 13,303/2016, chosen by the other members, and such independent member may or not be a member of the Board of Directors. The Petrobras Conglomerate Audit Committee is composed of 3 (three) to 5 (five) members, at least 1 (one) being a member of the Board of Directors. The remaining committees are composed of members from the Board of Directors and/or market people with notable experience and technical expertise.

As directed by SEST, the remuneration for participation in the Board of Directors Advisory Committees is not to be included in the administrators global remuneration approved by the Meeting.

b.compensation structure, including:

i. description of remuneration elements and the objectives of each one of them

Compensation: fixed monthly remuneration paid to the members of the Advisory Committees of the Board of Directors.

*ii.what is the proportion of each element in total compensation*Compensations: 100%

iii.methodology of calculation and adjustment of each remuneration element

The monthly compensation of the members of the Audit Committee and the Audit Committee of the Petrobras Conglomerate correspond to 40% for the Committee's Chairman and 30% for the other members, of the average monthly compensation of the members of the Executive Board, excluding the amounts related to vacation and benefits, in compliance with the provisions of art. 38, paragraph 8 of Decree no. 8.945, of December 27, 2016 and are therefore linked to the adjustment of such fees, already described above.

As already mentioned, the members of the Board of Directors who participate in the Audit Committee and Audit Committee of the Petrobras Conglomerate will waive their compensation as Board Members, as established in art. 38, paragraph 8 of Decree no. 8.945, of December 27, 2016.

The monthly fees of the members of the other Advisory Committees of the Board of Directors, for participation in the Committee, correspond to 50% of the monthly fees of the Board of Directors, and are, therefore, linked to the adjustment of such fees, as described above.

iv.reasons that justify the composition of the remuneration

The composition of the remuneration is defined according to the rules applicable to state-owned companies.

v.existence of non-compensated members by the issuer and the reason for this fact

Currently two members of the Advisory Committees of the Board of Directors are not compensated, as they are compensated for their participation in the Board of Directors.

c.main performance indexes which are taken into consideration to determine each remuneration element:

Not applicable, since the compensation received is fixed, with no linked indicator.

d.how compensation is structured to reflect the evolution of performance indicators:

Not applicable, since the remuneration received is fixed, with no linked indicator.

e.how the compensation policy or practice is aligned to the short, medium and long term interests of the Company:

Compensation: fixed compensation with no linked indicator.

The monthly compensation paid to the members of the Audit Committee and the Petrobras Conglomerate Audit Committee corresponds to 40%, for the Chairman of the Committee, and to 30%, for the remaining members, of the average monthly remuneration paid to the members of the Executive Board, excluding such amounts corresponding to vacation wage and benefits, in compliance with art. 38, § 8 of Decree No. 8,945, of December 27, 2016.

For calculating the remuneration of the members of the Executive Board, also as previously mentioned, Petrobras takes into account both its economic and financial results and the promotion of administrators' recognition and alignment with market practices.

In addition, the monthly compensation paid to the members of the remaining Board of Directors Advisory Committees, for such participation in the Committee, shall correspond to 50% of the monthly remuneration paid to members of the Board of Directors, being, therefore, linked to the readjustment of such remuneration, as described above.

f.remuneration supported by subsidiaries, controlled companies, direct or indirect controlling shareholders:

Not applicable. There is no remuneration supported by our subsidiaries, controlled companies, direct or indirect controlling shareholders.

g.existence of any remuneration or benefit connected with the occurrence of a certain corporate event, such as the sale of issuer's corporate control of the Company:

Not applicable. There is no compensation or benefit connected with the occurrence of corporate events involving the Company.

h. practices and procedures adopted by the Board of Directors to define the individual compensation of the Board of Directors and the Executive Board, indicating

Not applicable.

V - STATUTORY TECHNICAL COMMITTEES:

The members of the Executive Board rely on advice from the Statutory Technical Committee on Investment and Divestment, which has the specific attributions of analysis and recommendation on certain matters, abiding by the provisions of article 160 of Law 6,404/76.

In addition, the members of the Executive Board rely on advice from 7 (seven) other Statutory Technical Committees, composed of members from the general structure of the company, with specific attributions of analysis and recommendation on certain matters, pursuant to their respective Internal Regulations, abiding by the provisions of article 160 of Law 6,404/76: Production Development Statutory Technical Committee; Exploration and Production Statutory Technical Committee; Refining and Natural Gas Statutory Technical Committee; Finance and Investor Relations Statutory Technical Committee; Corporate Affairs Statutory Technical Committee; Governance and Compliance Statutory Technical Committee; Institutional Relations Statutory Technical Committee; and Digital Transformation and Innovation Statutory Technical Committee.

The members of such Statutory Technical Committees are not paid any remuneration for their participation in said Committees.

13.2 Total Compensation of the Board of Directors, Statutory Executive Board and Fiscal Council

Total compensation estimated for the current Fiscal Year 12/31/2021 - Annual Amounts				
	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Total number of members	11.00	9.00	5.00	25.00
Number of compensated members	11.00	9.00	5.00	25.00
Fixed annual compensation				
Salaries or officers' compensation	1,599,011.04	14,173,047.55	1,599,011.04	17,371,069.63
Direct and indirect benefits	0.00	1,471,254.84	0.00	1,471,254.84
Attendance at committees	0.00	0.00	0.00	0.00
Others	319,802.21	4,022,885.31	319,802.21	4,662,489.73
Description of other fixed compensations	The amounts contained in the "Others" field refer to the Social Security (INSS) charges.	The amounts contained in the "Others" field refer to *Fundo de Garantia do Tempo de Serviço* [government severance fund for employees] (FGTS) and Social Security (INSS) charges.	The amounts contained in the "Others" field refer to the Social Security (INSS) charges.	
Variable compensation				
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	0.00	0.00	0.00
Attendance at meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	16,231,692.87	0.00	16,231,692.87

Description of other variable compensation		The amounts in the "Other" field refer to the 2020 Variable Compensation Program Cash Installment, third and second installments of the 2018 and 2019 Variable Compensation Programs, respectively, of the members of the Executive Board, as well as the corresponding charges.		
Post-employment	175,891.21	2,228,085.51	0.00	2,403,976.72
Termination of office	799,505.52	6,038,221.44	0.00	6,837,726.26
Share-based compensation (including options)	0.00	0.00	0.00	

Observations

- The President of Petrobras is a member of the Board of Directors, but this participation is not compensated;
- The members of the Board of Directors who participate in the Audit Committee and Audit Committee of the Petrobras Conglomerate will waive their compensation as Board Members, as established in art. 38, paragraph 8 of Decree no. 8.945, of December 27, 2016.
- Currently, five members of the Board of Directors are members of the Audit Committee and/or the Audit Committee of the Petrobras Conglomerate.
- The amounts and quantities considered are projected;
- The amounts correspond to the period between January and December 2021;
- The number of members was calculated according to the form specified in the Official Circular Letter CVM/SEP/Nº01/2021;
- Members of the Board of Directors and the Fiscal Council do not receive amounts related to vacation time;
- The amounts in the "Termination of office" field refer to compensated quarantine;
- The Annual General Meeting, held on 04/25/2019, approved the overall compensation of the managers (Executive Board and Board of Directors) for the period between April 2019 and March 2020;
- The Extraordinary General Meeting, held on 09/30/2019, approved the overall compensation of the managers (Executive Board and Board of Directors) as a result of the creation of the Digital Transformation and Innovation Board;
- The Annual General Meeting, held on 07/22/2020, approved the overall compensation of the managers (Executive Board and Board of Directors) for the period between April 2020 and March 2021;
- The Annual General Meeting, scheduled for 04/14/2021, will approve the overall compensation of the managers (Executive Board and Board of Directors) for the period between April 2021 and March 2022; Compared to that approved by the AGM of 07/22/2020, the proposed increase is 8.57% in the overall amount of the managers. This increase corresponds to the variation in the provision for variable compensation programs for the year 2020 and of deferred installments from previous years and their respective charges.

Total compensation	2,894,209.98	44,165,187.52	1,918,813.25	48,978,210.75

Total Compensation for the Fiscal Year ended on 12/31/2020 - Annual Amounts				
	Board of Directors	Statutory Executive	Fiscal Council	Total
Total number of members	10.00	9.00	5.00	24.00
Number of compensated	4.42	9.00	5.00	18.42
Fixed annual compensation				
Salaries or officers' compensation	654,140.88	13,796,160.29	726,823.20	15,177,124.37
Direct and indirect benefits	0.00	229,227.96	0.00	229,227.96
Attendance at committees	0.00	0.00	0.00	0.00
Others	130,828.18	3,602,177.41	138,096.41	3,871,102.00
Description of other fixed compensations	The amounts contained in the "Others" field refer to the Social Security (INSS) charges.	The amounts contained in the "Others" field refer to *Fundo de Garantia do Tempo de Serviço* [government severance fund for employees] (FGTS) and Social Security (INSS) charges.	The amounts contained in the "Others" field refer to the Social Security (INSS) charges.	
Variable compensation				
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	0.00	0.00	0.00
Attendance at meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	5,351,799.71	0.00	5,351,799.71

Description of other variable compensation		The amounts in the "Other" field refer to the 2019 Variable Compensation Program Cash Installment and the second installment of the 2018 Variable Compensation Programs of the members of the Executive Board and the respective charges.		
Post-employment	0.00	1,085,111.78	0.00	1,085,111.78
Termination of office	0.00	581,952.58	0.00	581,952.58
Share-based compensation (including options)	0.00	0.00	0.00	
Observations	• The President of Petrobras is a member of the Board of Directors, but this participation is not compensated; • The members of the Board of Directors who participate in the Audit Committee and Audit Committee of the Petrobras Conglomerate will waive their compensation as Board Members, as established in art. 38, paragraph 8 of Decree no. 8.945, of December 27, 2016. • Currently, five members of the Board of Directors are members of the Audit Committee and/or the Audit Committee of the Petrobras Conglomerate. • The amounts and quantities considered are projected; • The amounts correspond to the period between January and December 2020; • The number of members was calculated according to the form specified in the Official Circular Letter CVM/SEP/Nº01/2021; • Members of the Board of Directors and the Fiscal Council do not receive amounts related to vacation time; • The amounts in the "Termination of office" field refer to compensated quarantine; • The Annual General Meeting, held on 04/25/2019, approved the overall compensation of the managers (Executive Board and Board of Directors) for the period between April 2019 and March 2020; • The Extraordinary General Meeting, held on 09/30/2019, approved the overall compensation of the managers (Executive Board and Board of Directors) as a result of the creation of the Digital Transformation and Innovation Board; • The Annual General Meeting, held on 07/22/2020, approved the overall compensation of the managers (Executive Board and Board of Directors) for the period between April 2020 and March 2021; Compared to that approved by the EGM of 09/30/2019, the proposed increase is 26.66% in the overall amount of the managers. Of this increase, approximately 91% corresponds to the provision for variable compensation and the respective charges. The remainder is mainly attributable to the compensation of the Digital Transformation and Innovation Board, given that the amount approved at the EGM of 09/30/2019 has provisioned compensation only for the 6-month period, i.e. between October 2019 and March 2020.			
Total compensation	784,969.06	24,646,429.73	864,919.61	26,296,318.39

PETROBRAS

Total compensation for the Fiscal Year ended on 12/31/2019 - Annual Amounts				
	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Total number of members	9.75	7.67	5.00	22.42
Number of compensated members	5.00	7.67	5.00	17.67
Fixed annual compensation				
Salaries or officers' compensation	696,111.13	11,626,855.23	545,493.60	12,868,459.96
Direct and indirect benefits	6,371.70	273,316.27	0.00	279,687.97
Attendance at committees	0.00	0.00	0.00	0.00
Others	139,222.23	3,043,415.02	116,351.90	3,298,989.15
Description of other fixed compensations	The amounts contained in the "Others" field refer to the Social Security (INSS) charges.	The amounts contained in the "Others" field refer to *Fundo de Garantia do Tempo de Serviço* [government severance fund for employees] (FGTS) and Social Security (INSS) charges.	The amounts contained in the "Others" field refer to the Social Security (INSS) charges.	
Variable compensation				
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	0.00	0.00	0.00
Attendance at meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	3,308,776.32	0.00	3,308,776.32

Description of other variable compensation		The amounts in the "Other" field refer to the first installment of the 2018 Variable Compensation Program of the members of the Executive Board and the respective charges.		
Post-employment	0.00	988,524.94		988,524.94
Termination of office	129,706.26	3,219,272.75	0.00	3,348,979.01
Share-based compensation (including options)	0.00	0.00	0.00	0.00
Observations	• The President of Petrobras is a member of the Board of Directors, but this participation is not compensated; • The members of the Board of Directors who participate in the Audit Committee and Audit Committee of the Petrobras Conglomerate will waive their compensation as Board Members, as established in art. 38, paragraph 8 of Decree no. 8.945, of December 27, 2016. • The amounts correspond to the period between January and December 2019; • The number of members was calculated according to the form specified in the Official Circular Letter CVM/SEP/Nº01/2021; • Members of the Board of Directors and the Fiscal Council do not receive amounts related to vacation time; • The amounts in the "Termination of office" field refer to compensated quarantine; • The Annual General Meeting, held on 04/25/2019, approved the overall compensation of the managers (Executive Board and Board of Directors) for the period between April 2019 and March 2020; • The Extraordinary General Meeting, held on 09/30/2019, approved the overall compensation of the managers (Executive Board and Board of Directors) as a result of the creation of the new Digital Transformation and Innovation Board;			
Total compensation	971,411.32	22,460,160.53	661,845.50	24,093,417.35

Total compensation for current Fiscal Year to end on 12/31/2018 - Annual Amounts				
	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Total number of members	10.08	7.92	5.00	23.00
Number of compensated	6.00	7.92	5.00	18.92

Fixed annual compensation				
Salaries or officers'	873,411.51	12,867,323.01	768,913.16	14,509,647.68
Direct and indirect benefits	74,659.48	154,363.67	0.00	229,023.15
Attendance at committees	0.00	0.00	0.00	0.00
Others	171,014.60	3,649,476.43	122,843.35	3,943,334.38
Description of other fixed compensations	The amounts contained in the "Others" field refer to the Social Security (INSS) charges.	The amounts contained in the "Others" field refer to *Fundo de Garantia do Tempo de Serviço* [government severance fund	The amounts contained in the "Others" field refer to the Social Security (INSS) charges.	
Variable compensation				
Bonus	0.00	0.00	0.00	0.00
Profit sharing	0.00	0.00	0.00	0.00
Attendance at meetings	0.00	0.00	0.00	0.00
Commissions	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00
Description of other variable compensation				
Post-employment	0.00	952,917.87	0.00	952,917.87
Termination of office	0.00	0.00	0.00	0.00
Share-based compensation	0.00	0.00	0.00	0.00
Observation	• The President of Petrobras is a member of the Board of Directors, but this participation is not compensated; • The members of the Board of Directors who participate in the Audit Committee and Audit Committee will waive their compensation as Board Members, as established in art. 38, paragraph 8 of Decree no. 8.945, of December 27, 2016; • The amounts correspond to the period between January and December 2018; • The number of members was calculated according to the form specified in the Official Circular Letter CVM/SEP/Nº01/2021; • Members of the Board of Directors and the Fiscal Council do not receive amounts related to vacation time; • The amounts in the "Termination of office" field refer to compensated quarantine; • The Annual General Meeting, held on 04/26/2018, approved the overall			

	compensation of the managers (Executive Board and Board of Directors) for the period between April 2018 and March 2019; On the same occasion, the proposal for revision of Petrobras' Articles of Incorporation was approved, changing the maximum number of members of this board from 10 (ten) to 11 (eleven).			
Total compensation	1,119,085.59	17,624,080.98	891756.51	19,634,923.08

13.3 - Variable compensation of the board of directors, statutory executive board and fiscal council

Variable compensation provision for the current fiscal year - 2021 [2]				
	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Total number of members	0.00	9.00	0.00	9.00
Number of compensated members [1]	0.00	9.00	0.00	9.00
Bonus				
Minimum amount foreseen in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount foreseen in the compensation plan	0.00	0.00	0.00	0.00
Amount foreseen in the compensation plan, if the targets are achieved	0.00	0.00	0.00	0.00
Profit sharing				
Minimum amount foreseen in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount foreseen in the compensation plan	0.00	0.00	0.00	0.00

Amount foreseen in the compensation plan, if the targets are achieved	0.00	0.00	0.00	0.00

Notes:

(1) Corresponds to the number of directors and board members, as applicable, to whom variable compensation may be attributed during the year, as provided for in Official Circular Letter CVM/SEP/N° 01/2021.

(2) The variable compensation program of Petrobras' Executive Board, described in Item 13.2, is paid an installment in cash and the rest of the payment is deferred over the following 4 years, provided its prerequisites and the targets set for them are met. The amounts referring to the Variable Compensation Program for 2020, scheduled to be paid in 2021, are part of the overall amount for the managers to be resolved at the General Meeting scheduled to take place on April 14, 2021.

Variable compensation ending December 31, 2020 [2]				
	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Total number of members	0.00	9.00	0.00	9.00
Number of compensated members (1)	0.00	9.00	0.00	9.00
Bonus				
Minimum amount foreseen in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount foreseen in the compensation plan	0.00	0.00	0.00	0.00
Amount foreseen in the compensation plan, if the targets are achieved	0.00	0.00	0.00	0.00
Profit sharing				
Minimum amount foreseen in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount foreseen in the compensation plan	0.00	0.00	0.00	0.00
Amount foreseen in the compensation plan, if the targets are achieved	0.00	0.00	0.00	0.00

Notes:

(1) Corresponds to the number of directors and board members, as applicable, to whom variable compensation may be attributed during the year, as provided for in Official Circular Letter CVM/SEP/N° 01/2021.

(2) The variable compensation program of Petrobras' Executive Board, described in Item 13.2, is paid an installment in cash and the rest of the payment is deferred over the following 4 years, provided its prerequisites and the targets set for them are met. The amounts referring to the second installment of the Variable Compensation Program for 2018 and the cash installment of the Variable Remuneration Program for 2019, paid in 2020, are part of the overall amount for the managers resolved at the General Meeting held on July 22, 2020.

Variable compensation ending December 31, 2019 (2)				
	Board of Directors	Statutory Executive Board	Fiscal Council	Total
Total number of members	0.00	7.67	0.00	7.67
Number of compensated members (1)	0.00	7.67	0.00	7.67
Bonus				
Minimum amount foreseen in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount foreseen in the compensation plan	0.00	0.00	0.00	0.00
Amount foreseen in the compensation plan, if the targets are achieved	0.00	0.00	0.00	0.00
Profit sharing				
Minimum amount foreseen in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount foreseen in the compensation plan	0.00	0.00	0.00	0.00
Amount foreseen in the compensation plan, if the targets are achieved	0.00	0.00	0.00	0.00

Notes:

(1) Corresponds to the number of directors and board members, as applicable, to whom variable compensation may be attributed during the year, as provided for in Official Circular Letter CVM/SEP/N° 01/2021.

(2) The variable compensation program of Petrobras' Executive Board, described in Item 13.2, is paid an installment in cash and the rest of the payment is deferred over the following 4 years, provided its prerequisites and the targets set for them are met. The amounts referring to the first installment of the Variable Compensation Program for 2018 were paid in 2019.

PETROBRAS

Variable compensation ending December 31, 2018 [2]				
	Board of Directors	Executive Board Statutory	Fiscal Council	Total
Total number of members	0.00	7.92	0.00	7.92
Number of compensated members (1)	0.00	7.92	0.00	7.92
Bonus				
Minimum amount foreseen in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount foreseen in the compensation plan	0.00	0.00	0.00	0.00
Amount foreseen in the compensation plan, if the targets are achieved	0.00	0.00	0.00	0.00
Amount effectively recognized in the result for the year	0.00	0.00	0.00	0.00
Profit sharing				
Minimum amount foreseen in the compensation plan	0.00	0.00	0.00	0.00
Maximum amount foreseen in the compensation plan	0.00	0.00	0.00	0.00
Amount foreseen in the compensation plan, if the targets are achieved	0.00	0.00	0.00	0.00
Amount effectively recognized in the result for the year	0.00	0.00	0.00	0.00

Notes:
(1) Corresponds to the number of directors and board members, as applicable, to whom variable compensation was attributed that was recognized in the issuer's result in the year, as provided for in Official Circular Letter CVM/SEP/N° 01/2021.
(2) The variable compensation program of Petrobras' Executive Board, described in Item 13.2, is paid an installment in cash and the rest of the payment is deferred over the following 4 years, provided its

prerequisites and the targets set for them are met. The amounts referring to the first installment of the Variable Compensation Program for 2018 were paid in 2019.

13.4 - Share-based remuneration plan for the board of directors and statutory executive board

Not applicable, since the Company does not distribute share-based remuneration.

13.5 - Share-based remuneration for the board of directors and statutory executive board

Not applicable, since the Company does not distribute share-based remuneration.

13.6 - Information on outstanding options held by the board of directors and the statutory executive board

Not applicable, since the Company does not distribute share-based remuneration.

13.7 - Options exercised and shares delivered related to share-based remuneration of the board of directors and the statutory executive board

Not applicable, since the Company does not distribute share-based remuneration.

13.8 - Information necessary for understanding the data disclosed in items 13.5 to 13.7 - Method for pricing the value of shares and options

a. Pricing model

Not applicable, since the Company does not distribute share-based remuneration plan in place.

b. Data and assumptions used in the pricing model, including the weighted average share price, strike price, expected volatility, option life, expected dividends and the risk-free interest rate

Not applicable, since the Company does not distribute share-based remuneration plan in place.

c. Method adopted, and assumptions assumed to incorporate expected effects of early exercise

Not applicable, since the Company does not distribute share-based remuneration plan in place.

d. Means of determining expected volatility

Not applicable, since the Company does not distribute share-based remuneration plan in place.

e. If any other option characteristic was incorporated into the measurement of its fair value

Not applicable, since the Company does not distribute share-based remuneration.

13.9 - Share holdings, stocks and other convertible securities held by managers and fiscal council members - by body

Securities Issued by the Company on 12/31/2020

Executive Board	
Characteristic of the Securities	**Number of options**
FGTS Quota	265
Investment Fund Share	0
Ordinary Shares	9,100
Preferred Shares	7,083

Board of Directors*	
Characteristic of the Securities	**Number of options**
FGTS Quota	0
Investment Fund Share	0
Ordinary Shares	23,208
Preferred Shares	383,361

Fiscal Council**	
Characteristic of the Securities	**Number of options**
FGTS Quota	0
Investment Fund Share	0
Ordinary Shares	1,800
Preferred Shares	1,700

(*) Does not include the position held by external members of Advisory Committees of the Board of Directors.

(**) Includes position held by alternates.

The members of the Board of Directors, Statutory Executive Board, or Fiscal Council, on the closing date of the last year did not hold, directly or indirectly, shares or quotas, in Brazil or abroad, or other securities convertible into shares or quotas, issued by the Company or by its direct or indirect controlling shareholders and/or companies controlled by or under common control, other than those listed in the tables above.

13.10 - Information about pension plans granted to the members of the board of directors and statutory officers

	Board of Directors	Executive Board
Total number of members	Not applicable	9.00
Number of compensated members	Not applicable	9.00
Name of the plan	Petros 2 e Petros	
Number of managers eligible for retirement	Considering that Petrobras' management is of a statutory nature and, consequently, members can be removed from office at any time by decision of the Board of Directors or the Shareholders' Meeting, there is no need to consider the quantity or conditions of early retirement.	
Conditions for early retirement	Considering that Petrobras' management is of a statutory nature and, consequently, members can be removed from office at any time by decision of the Board of Directors or the Shareholders' Meeting, there is no need to consider the quantity or conditions of early retirement.	
Adjusted accumulated amount of accumulated contributions until the end of the last fiscal year, less the amount related to contributions made directly by the members of the Management	Not applicable	R$ 1,085,111.78
Total accumulated value of contributions made in the last fiscal year, net of contributions made directly by the Management	Not applicable	R$ 1,085,111.78
Possibility of early redemption and conditions	The pension plans have specific conditions and rules for early redemption, among them the possibility of redemption of only part of the contributions made by the participants. Generally speaking, should a manager wish to redeem their shares, which can only be done by terminating their relationship with the Company, they will receive a portion of the balance referring to their contribution share and the amounts referring to the amounts contributed by the Company cannot be redeemed. The alternative to redemption is self-sponsorship, which makes it possible to receive the benefits provided for in the plan, without the impacts that would be produced by the loss of the bond and the compensation paid by the Company.	

13.11 - Maximum, minimum and average individual compensation of the Board of Directors, Statutory Executive Board and Fiscal Council (Annual amounts)

	Statutory Executive Board			Board of Directors			Fiscal Council		
	12/31/2020	12/31/2019	12/31/2018	12/31/2020	12/31/2019	12/31/2018	12/31/2020	12/31/2019	12/31/2018
Number of members	9.00	7.67	7.92	10.00	9.75	10.08	5.00	5.00	5.00
Number of compensated members	9.00	7.67	7.92	4.42	5.00	6.00	5.00	5.00	5.00
Highest compensation (R$)	2,937,733.28	2,711,572.79	2,345,948.12	174,437.57	173,558.09	225,339.87	174,437.57	138,186.70	184,628.63
Lowest compensation (R$)	2,166,799.72	2,023,422.94	2,017,773.48	174,437.57	173,558.09	180,152.78	174,437.57	138,186.70	153,857.19
Average compensation (R$)	2,738,492.19	2,929,586.16	2,225,262.75	177,728.84	194,282.26	186,514.27	172,983.92	132,369.10	178,351.30

Observations

	Statutory Executive Board
12/31/2020	- The number of members of each organ was calculated according to the form specified in the Official Circular Letter CVM/SEP/Nº01/2021; -The lowest individual annual compensation was calculated excluding the members who held the position for less than 12 (twelve) months. -To inform the highest compensation, we considered all the compensation recognized in the result of the fiscal year and the member with the highest individual compensation performed his or her duties during twelve (12) months of the fiscal year. -We clarify that the average individual compensation corresponds to the total annual compensation of the Executive Board divided by the number of compensated members as oriented in the Official Circular Letter CVM/SEP/Nº01/2021, both indicated in item 13.2. Included in this amount are severance amounts relating to former members who have left the Company. For this reason, the average amount was higher than the amount of the highest individual compensation.

12/31/2019	- The number of members of each organ was calculated according to the form specified in the Official Circular Letter CVM/SEP/N°01/2021; -The lowest individual annual compensation was calculated excluding the members who held the position for less than 12 (twelve) months. -To inform the highest compensation, we considered all the compensation recognized in the result of the fiscal year and the member with the highest individual compensation performed his or her duties during twelve (12) months of the fiscal year. -We clarify that the average individual compensation corresponds to the total annual compensation of the Executive Board divided by the number of compensated members as oriented in the Official Circular Letter CVM/SEP/N°01/2021, both indicated in item 13.2. Included in this amount are severance amounts relating to former members who have left the Company. For this reason, the average amount was higher than the amount of the highest individual compensation.
12/31/2018	- The number of members of each organ was calculated according to the form specified in the Official Circular Letter CVM/SEP/N°01/2021. -The lowest individual annual compensation was calculated excluding the members who held the position for less than 12 (twelve) months. -To inform the highest compensation, we considered all the compensation recognized in the result of the fiscal year and the member with the highest individual compensation performed his or her duties during twelve (12) months of the fiscal year.

Board of Directors	
12/31/2020	- The number of members of each organ was calculated according to the form specified in the Official Circular Letter CVM/SEP/N°01/2021; -The lowest individual annual compensation was calculated excluding the members who held the position for less than 12 (twelve) months. -To inform the highest compensation, we considered all the compensation recognized in the result of the fiscal year and the member with the highest individual compensation performed his or her duties during twelve (12) months of the fiscal year. -We clarify that the average amount of individual compensation corresponds to the total annual compensation of the Board of Directors divided by the number of compensated members, as oriented by the Official Circular-Officer CVM/SEP/N°01/2021, both indicated in item 13.2. This amount includes amounts related to the compensation of members who held office for less than twelve (12) months and who left the Company during the fiscal year. For this reason, the average amount was higher than the amount of the highest individual compensation.
12/31/2019	- The number of members of each organ was calculated according to the form specified in the Official Circular Letter CVM/SEP/N°01/2021; -The lowest individual annual compensation was calculated excluding the members who held the position for less than 12 (twelve) months. -To inform the highest compensation, we considered all the compensation recognized in the result of the fiscal year and the member with the highest individual compensation performed his or her duties during twelve (12) months of the fiscal year. -We clarify that the average amount of individual compensation corresponds to the total annual compensation of the Board of Directors divided by the number of compensated members, as oriented by the Official Circular-Officer CVM/SEP/N°01/2021, both indicated in item 13.2. Included in this amount are severance amounts relating to former members who have left the Company. For this reason, the average amount was higher than the amount of the highest individual compensation.
12/31/2018	- The number of members of each organ was calculated according to the form specified in the Official Circular Letter CVM/SEP/N°01/2021. -The lowest individual annual compensation was calculated excluding the members who held the position for less than 12 (twelve) months. -To inform the highest compensation, we considered all the compensation recognized in the result of the fiscal year and the member with the highest individual compensation performed his or her duties during twelve (12) months of the fiscal year.

Fiscal Council	
12/31/2020	- The number of members of each organ was calculated according to the form specified in the Official Circular Letter CVM/SEP/Nº01/2021; -The lowest individual annual compensation was calculated excluding the members who held the position for less than 12 (twelve) months. -To inform the highest compensation, we considered all the compensation recognized in the result of the fiscal year and the member with the highest individual compensation performed his or her duties during twelve (12) months of the fiscal year.
12/31/2019	- The number of members of each organ was calculated according to the form specified in the Official Circular Letter CVM/SEP/Nº01/2021; -The lowest individual annual compensation was calculated excluding the members who held the position for less than 12 (twelve) months. -To inform the highest compensation, we considered all the compensation recognized in the result of the fiscal year and the member with the highest individual compensation performed his or her duties during twelve (12) months of the fiscal year.
12/31/2018	- The number of members of each organ was calculated according to the form specified in the Official Circular Letter CVM/SEP/Nº01/2021. -The lowest individual annual compensation was calculated excluding the members who held the position for less than 12 (twelve) months. -To inform the highest compensation, we considered all the compensation recognized in the result of the fiscal year and the member with the highest individual compensation performed his or her duties during twelve (12) months of the fiscal year.

13.12 - Remuneration or indemnity mechanisms for administrators in the event of removal from office or retirement

To this date, there have been no contractual arrangements or insurance policies for company's administrators in the event of removal from office or retirement.

For details related to insurance policies involving the payment or reimbursement of expenses borne by company's administrators, see section 12.11 of this Reference Form.

Article 28 of Company's Bylaws sets out the quarantine, as stipulated in Law No. 12,813/2013, which deals with the conflict of interests in the performance of office or employment in the Federal Executive Branch and such impediments subsequent to the exercise of a public office or employment. The payment of such quarantine is subject to the manifestation, on a case by case basis, by the Public Ethics Committee, under the terms of the current legislation, for the members of the Executive Board and by the Petrobras Ethics Committee for the members of the Board of Directors and the Fiscal Council.

Paid quarantine shall be calculated by multiplying, for a period of up to six months, the monthly compensation paid to administrators.

13.13 - Percentage of total remuneration held by administrators and members of the Fiscal Council who are parties related to controllers

	Executive Board	Board of Directors	Fiscal Council
2018	0.00%	0.00%	0.00%
2019	0.00%	0.00%	0.00%
2020	0.00%	0.00%	0.00%

13.14 - Remuneration paid to administrators and members of the Fiscal Council, grouped by entity, for any reason other than the office they hold

In the last 3 (three) fiscal years there was no payment of remuneration to members of the Board of Directors, the Executive Board or the Fiscal Council for any reason other than the office they hold.

13.15 – Remuneration paid to administrators and members of the Fiscal Council recognized in the result of direct or indirect controllers of companies under common control and subsidiaries of the issuer

In relation to the last 3 (three) fiscal years, there are no values recognized in the results of company's direct or indirect controllers by companies under common control and subsidiaries, paid as remuneration to members of the Board of Directors, the Executive Board or the Fiscal Council, even if not related to the holding of any office in the company.

13.16 - Other relevant information

The information for the years 2018 to 2020 correspond to the fiscal year period, i.e., from January to December and therefore does not correlate with the amount that is approved at the Annual General Meeting ("AGM"), which corresponds to the period between April and March of the following year.

The Annual General Meeting, held on April 26 of 2018, approved the overall compensation of the managers (Executive Board and Board of Directors) for the period between April 2018 and March 2019.

The Extraordinary General Meeting ("EGM"), held on October 04, 2018, approved the reform in Petrobras' Articles of Incorporation providing for the creation of the Audit Committee of the Petrobras Conglomerate, as well as compensation.

The Annual General Meeting, held on April 25 of 2019, approved the overall compensation of the managers (Executive Board and Board of Directors) for the period between April 2019 and March 2020.

The Extraordinary General Meeting ("EGM"), held on September 30 of 2019, approved the overall compensation of the managers as a result of the creation of the Digital Transformation and Innovation Board.

The Annual General Meeting ("AGM"), held on July 22 of 2020, approved the overall compensation of the managers (Executive Board and Board of Directors) for the period between April 2020 and March 2021;

The Annual Meeting ("AGM"), scheduled for April 14 of 2021, will approve the overall compensation of the managers (Executive Board and Board of Directors) for the period between April 2021 and March 2022.

10. Comments from the executive officers

10.1 - General financial and asset conditions

The comments of the directors included in this item 10.1, except where expressly excepted, refer to the consolidated financial statements of Petrobras for the fiscal years ending December 31, 2020, 2019 and 2018.

a) General financial and asset conditions

The Company's financial strategy focuses on deleveraging, seeking to reduce the cost of capital to the lowest possible levels given the financial environment. The 2020 target has been set at reaching US$ 87 billion in gross debt. This mark has been surpassed and we have reached US$ 75.5 billion, aiming to reduce it to US$ 60 billion by the end of 2022. This gross debt metric is the new top metric that replaced the adjusted net debt/EBITDA ratio, due to its high sensitivity to *Brent* volatility.

With regard to the Company's equity condition, as of December 31, 2020, the consolidated equity was R$ 311,150 million, compared to R$ 299,137 million and R$ 283,543 million as of December 31, 2018.

The increase in equity at December 31, 2020, compared to December 31, 2019, stems from the profit for the period, allowing for the distribution of dividends, and mainly from the cumulative adjustment on investees and gains on defined benefit plans, offset by the impacts of the cash flow hedge on exports, in other comprehensive income.

The increase in equity at December 31, 2019, compared to December 31, 2018, stemmed mainly from the net income for the period, allowing the distribution of dividends and interest on capital.

The changes in equity in 2018 stemmed mainly from the positive result for the year, first in a sequence of annual losses since 2014, allowing for the distribution of dividends and interest on capital. Additionally, there was the accumulated adjustment in investees, offset by the impacts of the cash flow hedge on exports and the actuarial review on other comprehensive income.

As of December 31, 2020, the Company's net debt was R$ 328,268 million, compared to R$ 317,867 million as of December 31, 2019 and R$ 268,824 million as of December 31, 2018. The increase in the Company's net debt as of December 31, 2020, when compared to December 31, 2019 occurred primarily due to currency translation effects. The increase in the Company's net debt as of December 31, 2019, when compared to December 31, 2018 occurred due to the adoption of IFRS 16. Expunging the effects of IFRS16, net debt as of December 31, 2019 was R$ 214,833 million, a decrease of 17% from December 31, 2018.

In the year ended December 31, 2020, net income reached R$ 7.1 billion, a decrease of 82% compared to 2019, mainly due to the decline in Brent crude oil prices, higher impairment from changes in assumptions, lower gains from divestments, and devaluation of the Real against the dollar. In 2019, net income reached R$ 40.1 billion, a 56% increase over 2018, mainly as a result of capital gains on divestments (mainly TAG, BR Distribuidora and E&P assets), partially offset by higher financial expenses with debt management in the capital markets and changes in the price of Brent.

In the year ending December 31, 2020 we reached Adjusted EBITDA of R$ 143 billion, an increase of 11% over 2019, mainly due to increased exports, the gain from the actuarial review of the employee health plan, the exclusion of ICMS from the PIS/COFINS tax base, and lower administrative expenses. In 2019, we reached adjusted EBITDA of R$ 129.2 billion, a 13% increase over 2018, due to lower production costs (R$ 11.4 billion), lower contingencies (R$ 2.5 billion) and adoption of IFRS16 (R$ 17.2 billion). This positive result was partially offset by the increase in abandonment expenses (R $3 billion), the increase in sales expenses (R$ 3.8 billion) and the reduction in oil products margins.

As of December 31, 2020, the net debt to adjusted EBITDA ratio was 2.22x. As of December 31, 2019, the adjusted net debt/EBITDA ratio was 2.41x, due to the impact of IFRS16 adoption. Excluding these effects, the adjusted net debt/EBITDA ratio was 1.99x. At December 31, 2018 the ratio was 2.34x and at December 31, 2017 it was 3.67x.

As of December 31, 2020, the Company's current liquidity ratio (thus understood as the ratio obtained by dividing current assets by current liabilities) was 1.05, compared to 0.97 as of December 31, 2019 and 1.48 as of December 31, 2018. The increase in the liquidity ratio was mainly due to the higher balance of cash and cash equivalents.

In the fiscal years ending December 31, 2020, 2019 and 2018, the Company used the resources from the partnership and divestment program, from various sources of borrowing and financing (ECAs, bank market, capital market, among others), as well as its operating cash flow for liability management and to make investments, preserving its liquidity and solvency.

b) *Capital Structure*

The table below presents the capital structure of Petrobras representative of the financing pattern of its operations:

In millions of reais Fiscal year ended December 31	2020	2019	2018
Shareholders' Equity (Equity)	311.150	299.137	283.543
Current Liabilities + Non-Current Liabilities (Third-Party Capital)	676.269	626.874	576.930
Total Liabilities (Third Party Capital + Shareholders' Equity)	987.419	926.011	860.473

c) *Ability to pay in relation to financial commitments*

In the year ended December 31, 2020 and the fiscal years ended December 31, 2019 and 2018, the Company used the funds provided by its operating cash generation, borrowings and divestments primarily to meet debt service and finance investments in business areas.

The Company believes that through its cash and cash equivalents position, including federal government bonds and time deposits with maturity over three months, of R$ 64,280 million as of December 31, 2020, the generation of operating cash flow, funds from divestments, and access to traditional sources of financing, it will maintain the ability to pay its commitments without compromising its financial health.

As of December 31, 2020, the Company had cash and cash equivalents of R$ 60,856 million, which, added to federal government bonds and time deposits maturing in over three months of R$ 3,424 million, totaled R$ 64,280 million. On the same date, the Company had a total adjusted Net Debt/EBITDA ratio of 2.22x, including the effects of IFRS 16 on Net Debt. As of December 31, 2019, the Company had cash and cash equivalents of R$ 29,714 million, which, added to federal government bonds and *time deposits* maturing over three months of R $3,580 million, totaled R$ 33,294 million. On the same date, the Company had a Net Debt/adjusted EBITDA ratio of 2.41x. As of December 31, 2018, the Company had cash and cash equivalents of R$ 53,854 million, which added to federal government securities and time deposits maturing over three months of R$ 4,198 million, totaled R$ 58,052 million. On the same date, the Company had a Net Debt/adjusted EBITDA ratio of 2pág.34x.

d) Sources of financing for working capital and non-current asset investments used

In the fiscal year ending December 31, 2020, the funds generated by our operations, plus the disposal of assets, were more than sufficient to pay for investments, principal repayments, and interest.

Operating activities arising from continuing operations generated cash flows of R$ 148,106 million in the year ended December 31, 2020. Such operations generated R$ 101,766 million in the year ended December 31, 2019 and R$ 95,846 million in the fiscal year ended December 31, 2018

Among the most relevant contracts of fundraising and debt management that occurred in the last three fiscal years, we can highlight the following:

- In December 2020, Petrobras, through its wholly-owned subsidiary Petrobras Global Finance (PGF) completed the financial settlement of the early redemption of the 3.750% Global Notes, 5.375% Global Notes and 8.375% Global Notes due 2021, and of the 6.125% Global Notes and 5.875% Global Notes due 2022. The total redemption amount was equivalent to US$ 2.1 billion, excluding capitalized and unpaid interest and considering for the securities in euros the exchange rate of US$ 1.2257/€.

- In October 2020, Petrobras, through its wholly owned subsidiary Petrobras Global Finance (PGF), completed the global bond repurchase offer. The volume of principal validly delivered by investors, excluding capitalized and unpaid interest, was US$ 1.66 billion equivalent, considering exchange rates of US$ 1.1780/€. The total amount paid to these investors was $1.9 billion, considering the prices offered by Petrobras and excluding the interest capitalized until the settlement date.

The table below summarizes the final result of the offer:

Result of the repurchase offer

Level of Priority	Title	CUSIP/ISIN	Principal Amount Due (1)	Principal Amount Offered by Investors and Accepted for Repurchase	Total Payment(2)
1	4.375% Global Notes Due in May 2023	71647N AF6 / US71647NAF69	US$ 1.088.508.000,00	US$103.437.000,00	US$ 1.074,50
2	4.250% Global Notes Due in May 2023	- / XS0835890350	€ 333.583.000,00	€ 37.185.000,00	€ 1.102,50
3	6.250% Global Notes Due in May 2024	71647NAM1 / US71647NAM11	US$ 970.703.000,00	US$ 62.699.000,00	US$ 1.137,00
4	4.750% Global Notes Due in January 2025	- / XS0982711714	€ 540.971.000,00	€ 94.823.000,00	€ 1.132,00
5	5.299% Global Notes Due in January 2025	71647N AT6, 71647N AV1, N6945A AJ6 / US71647NAT63,	US$ 1.227.647.000,00	US$ 117.893.000,00	US$ 1.123,50

		US71647NAV10, USN6945AAJ62			
6	8.750% Global Notes Due in May 2026	71647N AQ2 / US71647NAQ25	US$ 1.518.936.000,00	US$ 151,545,000.00	US$ 1.286,25
7	7.375% Global Notes Due in January 2027	71647N AS8 / US71647NAS80	US$ 2.267.504.000,00	US$434.851.000,00	US$ 1.214,00
8	5.999% Global Notes Due in January 2028	71647NAW9, N6945AAK3, 71647NAY5 / US71647NAW92, USN6945AAK36, US71647NAY58	US$ 2.767.898.000,00	US$ 543.866.000,00	US$ 1.141,75
9	5.750% Global Notes Due in January 2029	71647N AZ2 / US71647NAZ24	US$ 1.329.462.000,00	US$ 96.539.000,00	US$ 1.136,25
10	5.093% Global Notes Due in January 2030	71647NBE8 71647NBF5, N6945AAL1, / US71647NBE85 US71647NBF50, USN6945AAL19,	US$ 4.115.281.000,00	US$ 0	US$ 0

(1) Includes securities held by Petrobras or its affiliates.
(2) Amounts per US$1,000 or€1,000 as the case may be.

- In October 2020, Petrobras, through its wholly owned subsidiary Petrobras Global Finance BV (PGF), completed a US$ 1.0 billion offering of securities in the international capital markets (Global Notes) by reopening PGF 5.60% Global Notes due January 2031. The funds raised through this issue were consolidated with the US$ 1.5 billion issued on June 3, 2020, forming a single series of US$ 2.5 billion.

  Below is the main information about the issue:

  • Volume issued: US$ 1.0 billion;
  • Coupon: 5.60% p.a.
  • Issue price at reopening: 109.579%;
  • Income to the investor: 4.40% p.a.
  • Due Date: January 3, 2031;
  • Payment of Interest Date: January 3 and July 3 of each year, beginning January 3, 2021;
  • Rating: BB- (Fitch) / Ba2 (Moody's) / BB- (S&P).

- In September 2020, Petrobras made full prepayment of the remaining outstanding balance of its U.S. dollar-denominated revolving credit lines in the amount of US$ 2.0 billion.

- In September 2020, Petrobras, through its wholly owned subsidiary Petrobras Global Finance (PGF), completed the global bond repurchase offer. The volume of principal validly delivered by investors, excluding capitalized and unpaid interest, was US$ 3.5 billion equivalent, considering exchange rates of US$ 1.1828/€ and US$ 1.2975/£, as applicable. The total amount paid to these investors was US$ 3.975 billion, considering the prices offered by Petrobras and excluding the interest capitalized until the

settlement date, as the case may be.

Result of the repurchase offer

Level of Priority	Title	CUSIP/ISIN	Principal Amount Due (1)	Principal Amount Offered by Investors and Accepted for Repurchase	Total Payment(2)
1	6.125% Global Notes due in January 2022	71647N AR0 / US71647NAR08	US$ 618.790.000	US$ 396.183.000	US$ 1.071,50
2	5.875% Global Notes Due in Mar 2022	- / XS0716979595	€348.642.000	€ 194.470.000(3)	€ 1.090,00
3	4.375% Global Notes Due in May 2023	71647N AF6 / US71647NAF69	US$ 1.405.620.000	US$ 317.112.000	US$1.068,50
4	4.250% Global Notes Due in May 2023	- / XS0835890350	€ 371.256.000	€ 37.673.000(3)	€ 1,094.00
5	6.250% Global Notes Due in May 2024	71647NAM1 / US71647NAM11	US$ 1.585.773.000	US$ 615.070.000	US$ 1.133,50
6	4.750% Global Notes Due in January 2025	- / XS0982711714	€ 639.649.000	€ 98.678.000(3)	€ 1.126,25
7	5.299% Global Notes Due in January 2025	71647N AT6, 71647N AV1, N6945A AJ6 / US71647NAT63, US71647NAV10, USN6945AAJ62	US$ 2.117.334.000	US$ 889.687.000	US$ 1.115,00
8	8.750% Global Notes Due in May 2026	71647N AQ2 / US71647NAQ25	US$ 2.042.471.000	US$ 523.535.000	US$ 1.290,50
9	6.250% Global Notes Due in December 2026	- / XS0718502007	£ 615.182.000	£ 32.643.000	£ 1.125,50
10	7.375% Global Notes Due in January 2027	71647N AS8 / US71647NAS80	US$ 2.267.504.000	US$ 0	US$ 0
11	5.999% Global Notes Due in January 2028	71647NAW9, N6945AAK3, 71647NAY5 / US71647NAW92, USN6945AAK36, US71647NAY58	US$ 2.767.898.000	US$ 0	US$ 0

12	5.750% Global Notes Due in January 2029	71647N AZ2 / US71647NAZ24	US$ 1.588.527.000	US$ 259.065.000	US$ 1,137.50
13	5.375% Global Notes Due in October 2029	- / XS0835891838	£ 390.878.000	£ 34.280.000	£ 1.073,00
14	6.625% Global Notes Due in January 2034	- / XS0982711474	£ 460.316.000	£ 18.570.000	£ 1.105,00
15	6.875% Global Notes Due in January 2040	71645WAQ4 / US71645WAQ42	US$ 1.093.129.000	US$ 0	US$ 0
16	6.725% Global Notes Due in January 2041	71645W AS0 / US71645WAS08	US$ 1.058.788.000	US$ 0	US$ 0
17	5.625% Global Notes Due in May 2043	71647N AA7 / US71647NAA72	US$ 618.064.000	US$ 0	US$ 0
18	7.250% Global Notes Due in Mar 2044	71647N AK5 / US71647NAK54	US$ 1.647.605.000	US$ 0	US$ 0
19	6.900% Global Notes Due in Mar 2049	71647N BD0 / US71647NBD03	US$ 2.250.000.000	US$ 0	US$ 0

(1) Includes securities held by Petrobras or its affiliates.
(2) Amounts per US$1,000 or€1,000 as the case may be.

- In September 2020, Petrobras, completed the exchange offer of unregistered securities issued on September 18, 2019, for Securities and Exchange Commission (SEC) registered securities made by its wholly owned subsidiary Petrobras Global Finance B.V. (PGF). Holders of US$ 4,037,681,000 of the 5.093% Global Notes due 2030 have agreed to exchange their unregistered securities for SEC-registered securities, with terms and conditions identical to those provided in the offering of the old securities. The table below summarizes the result of the exchange offer.

Exchange for the new bonds maturing in 2030

Titles	CUSIPs current	ISINs current	Principal amount to be settled (US$)(1)	Principal amount accepted for exchange (US$)	New bond principal amount (US$)	New CUSIP/ISIN registered
5.093% Global Notes due 2030	71647N BF5/ N6945A AL1	US71647NBF50/ USN6945AAL19	US$ 4.115.281.000	US$ 4.037.681.000	US$ 4.037.681.000	71647N BE8 / US71647NBE85

(1) Starting September 2020, including old and new titles

- In August 2020, Petrobras made a partial prepayment of its revolving credit lines in the

amount of US$ 2.1 billion.

- In July 2020, Petrobras made a partial prepayment of its revolving credit lines in the amount of US$ 3.5 billion.

- In June 2020, Petrobras, through its subsidiary Petrobras Global Finance BV (PGV), completed an offering of securities in the international capital market (Global Notes), in the amount of US$ 3.25 billion, of which US$ 1.5 billion with the issuance of a new bond maturing in 2031 and US$ 1.75 billion with the issuance of a new bond maturing in 2050.

  Below is the main information about the issue:

	Bond maturing in 2031	Bond maturing in 2050
Amount	US$ 1.5 billion	US$ 1.75 billion
Coupon	5.6% p.a.	6.75% p.a.
Issue Price:	99.993%	98.110%
Income to the investor	5.6% p.a.	6.9% p.a.
Maturity	01/03/2031	06/03/2050
Payment of Interest Date	January 3 and July 3 of each year, beginning January 3, 2021	June 3 and December 3 of each year. Starting on June 3, 2020
Rating	BB- (Fitch) / Ba2 (Moody's) / BB- (S&P).	

In March 2020, Petrobras disbursed committed credit lines (Revolving Credit Lines) amounting to about US$ 8 billion and disbursed two new lines totaling R$ 3.5 billion.

- In December 2019, Petrobras made full prepayment of a financing agreement with China Development Bank (CDB), totaling US$ 5 billion, and maturing in 2027. This prepayment entailed the termination of the obligation to supply a total volume of 100,000 barrels of oil equivalent per day to Chinese companies on a preferential basis, at market conditions and for the same term as the financing.

- In September 2019, Petrobras issued debentures in two (2) series in the amount of R$ 3 billion, as shown in the table below:

Result of the 7th debenture issue

Serie	First Series	Second Series
Type	Incentive debenture	Incentive debenture
Maturity	09/15/2029	09/15/2034
Final Rate (after *bookbuilding*)	IPCA + 3.60% p.a.	IPCA + 3.90% p.a.
Total Volume	R$ 1.529.339.000,00	R$1.489.670.000,00

- On September 20, 2019, Petrobras and Apolo Fundo de Investimento em Direitos Creditórios entered into an Assignment Agreement of Credit Rights, without right of recourse or co-obligation, related to the debts confessed by energy distributors in 2014 ("2014 IADs"), for the updated amount of R$ 8,935 million with financial settlement occurring on September 26, 2019 and recording a discount of R$509 million.

- In September 2019, Petrobras, through its wholly owned subsidiary Petrobras Global Finance B.V. (PGF), held a global bond exchange and repurchase offer, as shown in the tables below:

Securities Buyback Result

Titles	Identification code (CUSIP/ISIN)	Amount of principal due	Principal amount accepted for repurchase	Repurchase payment (1)(2)
4.375% Global Notes due May 2023	71647NAF6 / US71647NAF69	US$ 1.500.414.000	US$ 9.656.000	US$ 1.042,98
6.250% Global Notes due Mar 2024	71647NAM1 / US71647NAM11	US$ 1.984.522.000	US$ 11.180.000	US$ 1.115,45
5.299% Global Notes due Jan 2025	71647NAV1, N6945AAJ6 / US71647NAV10, USN6945AAJ62	US$ 2.661.378.000	US$ 5.313.000	US$ 1.086,85
8.750% Global Notes due May 2026	71647NAQ2 / US71647NAQ25	US$ 2.962.000.000	US$ 12.809.000	US$ 1.255,72
7.375% Global Notes due Jan 2027	71647NAS8 / US71647NAS80	US$ 3.391.069.000	US$ 1.838.000	US$ 1.187,15
5.999% Global Notes due Jan 2028	71647NAW9, N6945AAK3, 71647NAY5 / US71647NAW92, US6945AAK36, US71647NAY58	US$ 4.790.114.000	US$ 7.153.000	US$ 1.098,80
5.750% Global Notes due Feb 2029	71647NAZ2 / US71647NAZ24	US$ 2.623.099.000	US$ 4.658.000	US$1.080,12

(1) Values per US$ 1,000.
(2) Calculated from the *spread* over the benchmark U.S. Treasury note rate for each security, in accordance with the terms described in the offering documents.

Exchange for the new bonds maturing in 2030

Titles	Identification code (CUSIP/ISIN)	Amount of principal due	Principal amount accepted for repurchase	Buyback payment
4.375% Global Notes due May 2023	71647NAF6 / US71647NAF69	US$ 1.500.414.000	US$ 85.138.000	US$ 44.398.615,62
6.250% Global Notes due Mar 2024	71647NAM1 / US71647NAM11	US$ 1.984.522.000	US$ 387.569.000	US$ 216.154.982,68
5.299% Global Notes due Jan 2025	71647NAV1, N6945AAJ6 / US71647NAV10, USN6945AAJ62	US$ 2.661.378.000	US$ 538.731.000	US$ 292.757.200,02
8.750% Global Notes due May 2026	71647NAQ2 / US71647NAQ25	US$ 2.962.000.000	US$ 906.720.000	US$ 569,293,219.20
7.375% Global Notes due Jan 2027	71647NAS8 / US71647NAS80	US$ 3.391.069.000	US$ 1.121.727.000	US$ 665.823.495,39
5.999% Global Notes due Jan 2028	71647NAW9, N6945AAK3, 71647NAY5 / US71647NAW92, US6945AAK36, US71647NAY58	US$ 4.790.114.000	US$ 2.015.063.000	US$ 664.245.367,32

5.750% Global Notes due Feb 2029	71647NAZ2 / US71647NAZ24	US$ 2.623.099.000	US$ 1.029.914.000	US$ 333.733.332,56

Exchange Offer Result - New Title Features

Amount	US$ **4.115.281.000**
Issue Price	100%
Coupon	5.093% p.a.
Return to the investor	5.093% aa. Equivalent to the investor return (yield) of benchmark U.S. Treasury notes, set at 1.873%, plus a rate of 3.220%
Maturity	01/15/2030
Interest payment date	January 15 and July 15 of each year

- In August 2019, Petrobras made full prepayment of a financing agreement with China Development Bank (CDB), totaling US$ 3 billion, and maturing in 2024.
- In August 2019, Petrobras made the prepayment of the Financial Commitment Term (TCF), in the amount of R$ 2.7 billion, and whose maturity would occur in 2028, arising from the Agreement of Reciprocal Obligations (AOR) that had been signed with Petros and several unions in 2006, aiming at a solution for the rebalancing of the plans, adjustment of its regulations, and termination of existing legal disputes.
- In August 2019, Petrobras received in advance R$ 1.275 billion of the outstanding balance of the Debt Assumption Instrument signed on December 3, 2018 with Centrais Elétricas Brasileiras S.A. - Eletrobras.
- In July 2019, Petrobras, through its wholly owned subsidiary Petrobras Global Finance B.V. (PGF), held a global bond exchange and repurchase offer, as shown in the tables below:

Result of the repurchase offer Waterfall

Titles	Identification code (CUSIP/ISIN)	Priority Level	Amount of principal due	Principal amount accepted for repurchase	Buyback payment
5.625% Global Notes due May 2043	71647NAA7 / US71647NAA72	1	US$ 765.979.000	US$ 915,000	US$ 958,75
6.750% Global Notes due Jan 2041	71645WAS0 / US71645WAS08	2	US$ 1.199.255.000	US$ 55,000	US$ 1.062,50
4.375% Global Notes due May 2023	71647NAF6 / US71647NAF69	3	US$ 1.645.736.000	US$ 3.275.000	US$ 1.006,25
5.299% Global Notes due Jan 2025	71647N AT6, 71647N AV1, N6945A AJ6 / US71647NAT63, US71647NAV10, USN6945AAJ62	4	US$3.031.005.000	US$1.567.000	US$1.046,25

6.125% Global Notes due January 2022	71647NAR0 / US 71647NAR08	5	US$ 735.001.000	US$ 53,000	US$ 1.053,75
6.875% Global Notes due January 2040	71645WAQ4 / US71645WAQ42	6	US$ 1.124.414.000	US$ 0	US$ 1.071,25
7.250% Global Notes due Mar 2044	71647NAK5 / US71647NAK54	7	US$ 1.741.650.000	US$ 420,000	US$ 1.106,25
6.250% *Global Notes* due Mar 2024	71647NAM1 / US71647NAM11	8	US$ 1.082,50	US$ 1.055.000	US$ 1.055.000
7.375% *Global Notes* due Jan 2017	71647NAS8 / US71647NAS80	9	US$ 1.133,75	US$ 238,000	US$ 238,000
5.999% *Global Notes* due Jan 2028	71647NAW9, N6945AAK3, 71647NAY5 / US71647NAW92, USN6945AAK36, US71647NAY58	10	US$ 1.045,00	US$ 56.130.000	US$ 56.130.000

- **In July 2019, Petrobras, through its wholly owned subsidiary Petrobras Global Finance B.V. (PGF), held a global bond exchange and repurchase offer, as shown in the tables below:**

Repurchase Offer Result Any-and-All

Titles	Identification code (CUSIP/ISIN)	Amount of principal due[1]	Principal Amount Offered by Investors and Accepted for Repurchase	Total payment [2]
3.750% Global Notes due Jan 2021	N/A / XS0982711987	€ 231.700.000	€ 46.664.000	€ 1.062.00
5.875% Global Notes due Mar 2022	N/A / XS0716979595	€ 433.466.000	€ 84.824.000	€ 1.148.75
4.250% Global Notes due Oct 2023	N/A / XS0835890350	€4 08.501.000	€ 37.245.000	€1.140,00
4.750% Global Notes due Jan 2025	N/A / XS0982711714	€ 693.332.000	€ 53.683.000	€1.146,25
6.250% Global Notes due Dec 2026	N/A / XS0718502007	£ 700.00.000	£ 84.818.000	£ 1.146,25
5.375% Global Notes due Oct 2029	N/A / XS0835891838	£ 418.988.000	£ 28.110.000	£ 1.058,75
6.625% Global Notes due Jan 2034	N/A / XS0982711474	£ 600.00.000	£ 139.684.000	£ 1.135,00

(1) Includes securities held by Petrobras or its affiliates. (2) Amounts per US$1,000 or €1,000 as the case may be.

- **In June 2019, Petrobras, closed the transaction for the sale of 90% of its stake in Transportadora Associada de Gás (TAG),for R$ 33.5 billion with R$ 2.0 billion going to settle TAG's debt with BNDES.**

- In March 2019, Petrobras, through its wholly owned subsidiary Petrobras Global Finance B.V. (PGV), completed an offering of securities in the international capital market (*Global Notes*), in the amount of US$ 3 billion, of which US$ 750 million with the issuance of a new bond maturing in 2029 and US$ 2.25 billion with the issuance of a new bond maturing in 2049.

- • In March 2019, Petrobras prepaid Export Credit Notes with Banco do Brasil, totaling R$ 7.0 billion, maturing in 2022.

- In March 2019, Petrobras signed a US$ 3.25 billion committed credit facility (Revolving Credit Facility- RCF), maturing in March 2024, and extendable for up to two years. The contract, signed with 18 banks, allows the company to draw on the line until the month before maturity.

- In April 2019, Petrobras, through its wholly owned subsidiary Petrobras Global Finance B.V. (PGF), held a global bond exchange and repurchase offer, as shown in the tables below:

  - **Repurchase Offer Result *Any-and-All***

Titles	Identification code (CUSIP/ISIN)	Priority Level	Amount of principal due(1)	Total Payment(2)(3)	Principal amount offered by investors	Principal amount accepted for repurchase
5.299% *Global Notes* due Jan 2025	71647NAV1, N69454AAJ6 / US71647NAV10, USN6945AAJ62	1	US$ 3.539.166.000	US$ 1.018,75	US$ 508.161.000	US$ 508.161.000
5.375% *Global Notes* due Jan 2021	71645WAR2 / US71645WAR25	2	US$ 1.103.876.000	US$ 1.036,25	US$ 138.013.000	US$ 138.013.000
6.125% *Global Notes* due Jan 2022	71647NAR0 / US71647NAR08	3	US$ 1.296.881.000	US$ 1.062,50	US$ 561.880.000	US$ 561.880.000
6.250% *Global Notes* due Mar 2024	71647NAM1 / US71647NAM11	4	US$ 2.439.500.000	US$ 1.067,50	US$ 220.276.000	US$ 220.276.000
3.750% *Global Notes* due Jan 2021	N/A / XS0982711987	5	€283.290.000	€1.063,75	€51.590.000	€51.590.000
8.375% *Global Notes* due May 2021	71647NAP4 / US71647NAP42	6	US$ 901.967.000	US$ 1.105,00	US$ 438.691.000	US$ 438.691.000
4.250% *Global Notes* due Oct 2023	N/A / XS0835890350	7	€454.807.000	€1.105,00	€46.306.000	€46.306.000
4.750% *Global Notes* due Jan 2025	N/A / XS0982711714	8	€800.000.000	€1.110,00	€106.668.000	€106.668.000
5.875% *Global Notes* due Mar 2022	N/A / XS0716979595	9	€600.000.000	€1.136,25	€166.534.000	€166.534.000

(1) Includes securities held by Petrobras or its affiliates. (2) Values per US$ 1,000. (3) Includes the Early Offer Premium equal to US$ 30.00 per US$ 1,000 principal amount for each series of U.S. dollar denominated securities accepted for repurchase and € 30.00 per € 1,000 principal amount for each series of Euro denominated securities accepted for repurchase.

- In February 2019, Petrobras conducted prepayment transactions totaling R$ 5.9 billion and US$ 1 billion, as shown in the table below:

Prepayment operations (in millions)

Bank	Pre-Payment	Original Maturity
Itaú	R$ 95	2021
	R$ 313	2023
	R$ 386	2024
BNDES	R$ 21	2021
	R$ 703	2023
	R$ 140	2024
	R$ 348	2026
Votorantim (SP)	R$ 161	2023
Caixa Econômica Federal	R$ 3.734	2023
Standard Chartered Bank	US$ 1,000	2022

- In February 2019, Petrobras finalized the bookbuilding of the Company's 6th (sixth) issue of simple, non-convertible debentures, of the unsecured kind, resulting in a total amount of R$ 3,600,000,000.00 (three billion and six hundred million reais), as shown in the table below:

Debentures issue

Serie	First Series	Second Series	3rd Series
Type	Incentivized debenture	Incentivized debenture	Incentivized debenture
Maturity	01/15/2026	01/15/2029	01/15/2026
Final Rate (after *bookbuilding*)	IPCA + 4,0460% p.a. (equivalent to Tesouro IPCA+2016 - 0,20% a.a.)	IPCA + 4,2186% p.a. (equivalent to Tesouro IPCA+2028 - 0,10% a.a.)	106.25% of CDI
Total Volume	R$ 5,000.00	R$ 1.694.089.000	R$ 1.007.514.000

- In December 2018, Petrobras carried out prepayment operations and contracting new financing, as shown in the tables below:

Pre-payment operation

Institution	Prepayment amount (R$ million)	Original Maturity
BNDES	2.560	2025

Pre-payment operation and new funding

Institution	Prepayment amount (US$ million)	Original Maturity	New Funding amount (US$ million)	New Maturity Date
Citibank	650	2020	650	2024

New Funding contract

Institution	New Funding amount (US$ million)	Maturity
Bank of America	500	2024

- In December 2018, Petrobras, through its wholly owned subsidiary Petrobras Global Finance B.V. (PGF), carried out the repurchase of securities delivered by investors in volumes equivalent to $1,212,255,091, of which (i) $1,065,376,000 for Group 1 securities and (ii) $107,621,000 and £31,012,000 for Group 2 securities. Tables 1 and 2 summarize the result of the operation, the principal value of the securities accepted for repurchase, and the cut-off premium for each series.

Result of the Group 1 buyback offer

Titles	Identification code (CUSIP/ISIN)	Amount of principal due	Principal amount offered by investors	Principal amount accepted for repurchase	Minimum price [1][2]	Cut premium [1]	Total Payment[1][2]
5.375% *Global Notes* due Jan 2021	71645WAR2 / US71645WAR25	US$ 1.211.450.000	US$ 117.016.000	US$ 107.574.000	US$ 997,50	US$ 30,00	US$ 1.027,50
8.375% *Global Notes* due May 2021	71647NAP4 / US71647NAP42	US$ 1.239.981.000	US$ 362.830.000	US$ 338.014.000	US$ 1.067,50	US$ 30,00	US$ 1.097,50
6.125% *Global Notes* due Jan 2022	71647NAR0 / US71647NAR08	US$ 1.522.388.000	US$ 248.170.000	US$ 225.507.000	US$ 1.007,50	US$ 30,00	US$ 1.037,50
4.375% *Global Notes* due May 2023	71647NAF6 / US71647NAF69	US$ 3.412.000.000	US$ 337.360.000	US$ 294.853.000	US$ 935,00	US$ 30,00	US$ 965,00

(1) Amounts per US$ 1,000 or £ 1,000, as applicable.
(2) Includes the Early Offer Premium.

Result of the Group 2 buyback offer

Titles	Identification code (CUSIP/ISIN)	Amount of principal due	Principal amount offered by investors	Principal amount accepted for repurchase	Minimum price [1][2]	Cut premium [1]	Total Payment[1][2]
5.375% *Global Notes* due Oct 2029	N/A / XS0835891838	£ 450.000.000	£ 31.012.000	£ 31.012.000	£ 912,50	£ 37,50	£ 950,00
6.875% *Global Notes* due Jan 2040	71645WAQ4 / US71645WAQ42	US$ 1.160.615.000	US$ 36.135.000	US$ 36.135.000	US$ 930,00	US$ 37,50	US$ 967,50

6.750% *Global Notes* due Jan 2041	71645WAS0 / US71645WAS08	US$ 1.222.574.000	US$ 23.079.000	US$ 23.079.000	US$ 922,50	US$ 37,50	US$ 960,00
5.625% *Global Notes* due May 2043	71647NAA7 / US71647NAA72	US$ 814.406.000	US$ 48.407.000	US$ 48.407.000	US$ 820,00	US$ 37,50	US$ 857,50

(1) Amounts per US$ 1,000 or £ 1,000, as applicable.
(2) Includes the Early Offer Premium.

- In November 2018, Petrobras made prepayments of bank debt totaling US$ 1.35 billion, as shown in the table below:

Prepayment operations

Bank	Amount (US$ million)	Original Maturity
Bank of America	500	2023
Intesa Sanpaolo	850	2022

- In October 2018, Petrobras made a prepayment of a debt with Banco Santander for US$ 1 billion, maturing in 2023. Simultaneously, it signed a new credit line with the same institution, for US$ 750 million, maturing in October 2028 and with more competitive financial costs.

- In October 2018, Petrobras made a prepayment of a debt with Banco do Brasil, amounting to R$ 2 billion, whose maturity would occur in 2020. Simultaneously, it signed a new credit line with the same institution, for US$ 2 million, maturing in October 2025.

- In September 2018, Petrobras made the prepayment of a financial leasing operation of the P- 52 platform, in the amount of US$ 750 million, contracted in March 2016 with ICBC Leasing (Industrial and Commercial Bank of China Leasing), whose original maturity was in March 2026.

- In August 2018, Petrobras, directly or through its subsidiaries, carried out the prepayment (HSBC), renegotiation (HSBC and Bank of China) and financing (New Development Bank) operations, as shown in the table below:

Prepayment, renegotiation and financing operations

Bank	Pre-Payment (US$ million)	Renegotiation / Financing (US$ million)	Original Maturity	New Maturity Date
HSBC	250	-	2022	-
	-	250	2023	2024
	-	250	2023	2023
Bank of China	-	500	2020	2023
New Development Bank	-	200	-	2030

- In July 2018, Petrobras made prepayments of bank debt totaling US$ 975 billion, as shown in the table below:

Prepayment operations

Bank	Date of Pre-Payment	Amount of Pre-Payment (US$ million)	Original Maturity
Bank of America	07/25/18	325	2022
Safra	07/31/18	150	2022
MUFG	08/03/18	500	2022

- In July 2018, Petrobras renegotiated the extension of the payment term of a debt with the Mizuho bank, in the amount of US$ 1 billion, whose maturity would occur in two tranches, one in 2020 and the other in 2022. This operation had no impact on the result for the year, according to IFRS 9/CPC 48. The new credit line conditions include maturity in 2024 and more competitive financing costs.
- In June 2018, Petrobras prepaid a US$ 500 million debt with Citibank, N.A., maturing in 2022.
- In June 2018, Petrobras made a prepayment of a US$ 500 million debt with the Crédit Agricole CIB bank, maturing in 2022. Simultaneously, it signed a new credit line with the same institution, for US$ 400 million, maturing in October 2024 and with more competitive financial costs.
- Em junho de 2018, a Petrobras realizou o pré-pagamento de uma linha de crédito com o The Bank of Nova Scotia, no valor de US$ 750 milhões, cujo vencimento ocorreria em 2022. Simultaneously, it contracted a new financing with the same bank, for the same amount, but with more competitive financial costs, maturing in 2023.
- In June 2018, Petrobras, through its wholly owned subsidiary Petrobras Global Finance B.V. (PGF), completed the financial settlement of the repurchase offer for the 3.750% Global Notes due January 2021, 4.250% Global Notes due October 2023, 6.125% Global Notes due January 2022, 5.625% Global Notes due May 2043, 6.750% Global Notes due January 2041 and 6.875% Global Notes due January 2040, as shown in the tables below:

Result of the repurchase offer

Titles	Identification code (CUSIP/ISIN)	Amount of principal due[1]	Priority Level	Total Payment[2][3]	Principal amount offered by investors	Principal amount accepted for repurchase	Pro-rata acceptance factor
3.750% *Global Notes* due Jan 2021	N/A / XS0982711987	€ 384.229.000	1	€ 1.075,00	€ 100.939.000	€ 100.939.000	100%
4.250% *Global Notes* due Oct 2023	N/A / XS0835890350	€ 700.000.000	2	€ 1.082,50	€ 245.193.000	€ 245.193.000	100%
6.125% *Global Notes* due Jan 2022	71647NAR0 / US71647NAR08	US$ 3.000.000.000	3	US$ 1.057,50	US$ 2.237.229.000	US$ 1.477.612.000	66.07%

4.375% *Global* Notes due May 2023	71647NAF6 / US71647NAF69	US$ 3.500.000.000	4	US$ 976,50	US$ 1.426.032.000	US$ 0	0%
5.375% *Global* Notes due Jan 2021	71645WAR2 / US71645WAR25	US$ 1.216.850.000	5	US$ 1.038,75	US$ 198.154.000	US$ 0	0%
8.375% *Global* Notes due May 2021	71647NAP4 / US71647NAP42	US$ 1.239.981.000	6	US$ 1.130,00	US$ 598.896.000	US$ 0	0%

(1) Includes securities held by Petrobras or its affiliates.
(2) Values per US$ 1,000.
(3) Includes the Early Offer Premium equal to US$ 30.00 per US$ 1,000 principal amount for each series of U.S. dollar denominated securities accepted for repurchase and € 30.00 per € 1,000 principal amount for each series of Euro denominated securities accepted for repurchase.

Result of the repurchase offer

Titles	Identification code (CUSIP/ISIN)	Amount of principal due(1)	Priority Level	Total Payment(2)(3)	Principal amount offered by investors	Principal amount accepted for repurchase	Pro-rata acceptance factor
5.625% *Global* Notes due May 2043	71647NAA7 / US71647NAA72	US$ 1.750.000.000	1	US$ 845,00	US$ 915.394.000	US$ 915.394.000	100%
6.750% *Global* Notes due Jan 2041	71645WAS0 / US71645WAS08	US$ 2.250.000.000	2	US$ 950,00	US$ 1.007.126.000	US$ 1.007.126.000	100%
6.875% *Global* Notes due Jan 2040	71645WAQ4 / US71645WAQ42	US$ 1.500.000.000	3	US$ 960,00	US$ 385.138.000	US$ 200.785.000	73%
5.999% *Global* Notes due Jan 2028	71647NAW9, N6945AAK3, 71647NAY5 / US71647NAW92, US71647NAW92, USN6945AAK36	US$ 5.386.134.000	4	US$ 965,00	US$ 3.481.674.000	US$ 0	0%
5.299% *Global* Notes due Jan 2025	71647NAW9, N6945AAJ6, 71647NAY5 / US71647NAT63, US71647NAW92, USN6945AAJ62	US$ 3.759.866.000	5	US$ 975,00	US$ 2.181.194.000	US$ 0	0%

(1) Includes securities held by Petrobras or its affiliates.

(2) Values per US$ 1,000.

(3) Includes the Early Offer Premium equal to $30.00 per $1,000 principal amount for each series of U.S. dollar denominated securities accepted for repurchase.

- **In June 2018, Petrobras signed with Banco Bradesco, a committed credit line in the amount of R$ 2 billion, maturing in June 2023.**
- **In May 2018, Petrobras received US$ 900 million, referring to the disbursement of the first installment of the financing contracted with the Export-Import Bank of China (China Exim Bank), in the total amount of US$ 1 billion. Its remaining balance of US$ 100 million is expected to be disbursed by May 2019.**

- In May 2018, Petrobras made the following prepayments: i) US$300 million, with Safra Bank, maturing in January 2023; and ii) US$600 million, with JP Morgan Bank, maturing in September 2022.
- In May 2018, Petrobras, through its wholly owned subsidiary, Petrobras Global Finance B.V. (PGF), completed the financial settlement of the early redemption of the 5.750% Global Notes and 4.875% Global Notes, in US dollars, both maturing in 2020. The total redemption amount was approximately US$ 1.4 billion.
- In April 2018, Petrobras, through its subsidiaries Companhia Integrada Têxtil de Pernambuco - CITEPE and Companhia Petroquímica de Pernambuco - PETROQUÍMICASUAPE, made prepayments of financing totaling R$ 1.73 billion, of which R$ 1.59 billion with the National Bank for Economic and Social Development (BNDES), and R$ 142 million with Banco do Nordeste do Brasil S.A. (BNB).
- In April 2018, Petrobras signed, through its wholly owned subsidiary Petrobras Global Trading B.V. - PGT, a financing in the amount of up to $400 million with Crédit Agricole Corporate Investment Bank (CACIB), guaranteed by the UK Export Credit Agency - UK Export Finance (UKEF). The contract matures in 2029 and the funds will support the acquisition of goods and services from UK suppliers on Petrobras projects.
- In March 2018, Petrobras, through its wholly-owned subsidiary Petrobras Global Finance B.V. (PGF), completed the financial settlement of the repurchase offer for the Floating Rate Global Notes due March 2020, 3.750% Global Notes due January 2021, 5.375% Global Notes due January 2021, 8.375% Global Notes due May 2021, 6.125% Global Notes due January 2022 and 4.375% Global Notes due May 2023, as shown in the table below:

Result of the repurchase offer

Titles	Identification code (CUSIP/ISIN)	Amount of principal due(1)	Priority Level	Payment for the repurchase offer (2)	Total payment (3)	Principal amount offered by investors	Principal amount accepted for repurchase
Floating Rate Global Notes due March 2020	71647NAL3 / US71647NAL38	US$ 181.695.000	1	US$ 1.020,00	US$ 1.050,00	US$ 96.314.000	US$ 96.314.000
3.750% *Global Notes* due Jan 2021	N/A / XS0982711987	€750.000.000	2	€ 1.047,50	€ 1.077,50	€365.771.000	€365.771.000
5.375% *Global Notes* due Jan 2021	71645WAR2 / US71645WAR25	US$ 2.712.805.000	3	US$ 1.022,50	US$ 1.052,50	US$ 1.495.955.000	US$ 1.495.955.000
8.375% *Global Notes* due May 2021	71647NAP4 / US71647NAP42	US$ 2.844.529.000	4	US$ 1.113,75	US$ 1.143,75	US$ 2.175.327.000	US$ 1.604.548.000
6.125% *Global Notes* due Jan 2022	71647NAR0 / US71647NAR08	US$ 3.000.000.000	5	US$ 1.046,25	US$ 1.076,25	US$ 2.328.891.000	US$ 0
4.375% *Global Notes* due May 2023	71647NAF6 / US71647NAF69	US$ 3.500.000.000	6	US$ 966,25	US$ 996,25	US$ 1.542.894.000	US$ 0

(1) Includes securities held by Petrobras or its affiliates.
(2) Values per US$ 1,000.
(3) Includes the Early Offer Premium.

- In June 2018, Petrobras signed with Banco Bradesco, a committed credit line in the amount of R$ 2 billion, maturing in Feb 2023. Through this instrument, the Company will be able to make drawings from the line until the month before maturity.
- In March 2018, Petrobras signed a US$ 4.35 billion committed credit facility (Revolving Credit Facility- RCF), maturing in March 2023, and extendable for up to two years. Through this instrument, the Company will be able to make drawings from the line until the month before maturity.
- In February 2018, Petrobras completed, through its wholly owned subsidiary Petrobras Global Finance B.V. (PGF), the offering of securities in the international capital markets (Global Notes) in the amount of US$ 2 billion. The net proceeds from the sale of the securities were used for the voluntary early settlement of the 3.000% Global Notes, in dollars, maturing in January 2019, 7.875% Global Notes, in dollars, maturing in March 2019 and 3.250% Global Notes, in euros, maturing in April 2019. Below is the key information on the issue:

Securities maturing in 2029

Amount	R$ 22.7 billion
Coupon	5.750%
Issue Price	98.402%
Return to the investor	5.950%
Maturity	02/01/2029
First Interest payment	08/01/2018
Payment of Interest Date	February 01 and August 01 of each year

- In February 2018, Petrobras issued Export Credit Note No. 318.000.229 for R$ 2.5 billion, Export Credit Note 318.000.230 for R$2.0 billion, and Export Credit Note 318.000.231 for R$ 2.0 billion, all in favor of Banco do Brasil, maturing in December 2024.
    - For capital market operations, domestic and international, Petrobras, directly or through one of its wholly owned subsidiaries, issued transactions totalized in the table below:

Capital Markets Funding

	In millions of US$		In Million of R$	
Period	International	Domestic	International	Domestic
2018	1.962	239	6.359	944
2019	2,980	1,685	11,462	6,808

2020	4.300	0	22.815	0

e) Funding sources for working capital and investment in non-current assets that the company plans to use to cover liquidity deficiencies

In 2021, the company projects sufficient operating cash generation to support all investments in projects foreseen in the plan, resulting, therefore, in a positive free cash flow. The cash flow is further reinforced by the inflow of resources from planned divestments. The totality of the funds, in addition to loans and financing (ECAs, bank market, capital market, among others), will be used to ensure adequate liquidity and liability management of the Company.

f) Levels of debt and the characteristics of such debt, further describing:

i. Relevant loan and financing agreements

In the year ended 2020, the company raised R$ 85,523 million, highlighting: (i) fundraising in the domestic and international banking market in the amount of R$ 15,885 million; (ii) drawing of R$ 38,628 million in committed lines (*Revolving Credit Facilities*) with domestic and international banks; and (iii) fundraising through the offering of securities in the international capital market (Global Notes) in the amount of R$ 22,815 million, of which R$ 13,920 million with the issue, and later reopening, of a new bond maturing in 2031 and R$ 8,895 million with the issue of a new bond maturing in 2050.

The company settled several loans and financings, in the amount of R$ 149,907 million, of which we highlight (i) the prepayment of R$ 19,517 million of loans in the domestic and international banking market; (ii) the repurchase and redemption of R$ 50,443 million of securities in the international capital market, with the payment of a net premium to the holders of the securities that delivered their papers in the operations in the amount of R$ 6,127 million; and (iii) total prepayment of the revolving credit lines (*Revolving Credit Lines)* abroad, in the amount of R$ 40,748 million.

Additionally, the company conducted debt swap transactions that did not involve financial settlements in the international banking market, for a total amount of R$ 10,719 million.

In the year ended December 31, 2019, the Company raised R$ 29,156 million, highlighting: (i) offering of securities in the international capital market (Global Notes) in the amount of R$ 11,462 million (US$ 2,980 million), of which R$2,833 million (US $737 million) with the reopening of the bond maturing in 2029 and R$ 8,629 million (US$ 2,243 million) with the issuance of a new bond maturing in 2049; (ii) public offering of debentures in the amount of R$ 6,608 million and (iii) fundraising in the international banking market in the amount of R$ 7,365.

The Company settled several loans and financing in 2019 in the amount of R$ 124,713 million, highlighting: (i) the repurchase and/or redemption of R$ 39,075 million (US$ 9,994 million) of securities in the international capital markets, with the payment of a net premium to the holders of the securities that delivered their papers in the operation in the amount of R$ 3,361 million; (ii) the prepayment of R$ 53,309 million of loans in the domestic and international banking market; and (iii) prepayment of R$ 2,218 million of financing with BNDES.

Additionally, in the fiscal year ending in 2019, the Company made an exchange offer for securities maturing between 2023 and 2029 in the international capital market (Global Notes), in amounts equivalent to R$ 15,043 million (US$ 3,650 million), for a new security maturing in 2030 in amounts equivalent to R$ 16,961 million (US$ 4,115 million), generating a premium of R$ 1,918 million (US$ 465 million) to be paid to the holders of the papers at maturity.

In 2018, the Company raised R$ 38,023 million, highlighting: i) offering of securities in the international capital market (Global Notes) maturing in 2029, in the amount of R$ 6,359 million (US$ 1,962 million); ii) raising of R$ 3,774 million in financing with export credit agencies; and iii) raising of funds in the domestic and international banking market, with terms between 4.5 years and 6.5 years, in the total amount of R$ 26,227 million.

Additionally, in 2018, the Company settled several loans and financing, highlighting: (i) the repurchase and/or redemption of R$ 49,719 million (US$ 13,943 million) of securities in the international capital markets with the payment of a premium to the holders of the securities who delivered their papers in the operation in the amount of R$ 1,015 million; (ii) the prepayment of R$ 55,116 million of loans in the domestic and international banking market; (iii) the prepayment of R$ 4,932 million of financing with BNDES.

As of December 31, 2020, the average debt maturity (calculated considering the number of calendar days between the reference date and the debt maturity date, multiplied by the principal repayment portion, divided by the sum of the debt principal repayments, with this calculated result being divided by 365 days) stood at 11.71 years (10.80 years as of December 31, 2019 and 9.14 years as of December 31, 2018). Interest and principal amortizations totaled R$149,907 million in 2020, 20% higher than the same period in 2019, which was R$ 124,713 million. In 2018, interest and principal amortizations totaled R$ 140,992 million.

Year ended December 31,	2020	2019	2018
Average financing rate (% p.a.)	5.9	5.9	6.1
Average maturity (in years)	11.71	10.80	9.14

Summarized information about the Company's financing as of December 31, 2020 is presented below in millions of reais:

								Consolidated
Maturity	2021	2022	2023	2024	2025	2026 onwards	Total	Fair value
Financing em Dólares (US$)(*):	17,087	11,083	19,711	22,822	27,492	121,026	219,221	252,249
Indexed to floating rates	11,014	11,083	14,890	18,699	22,378	11,180	89,244	
Indexed to fixed rates	6,073	-	4,821	4,123	5,114	109,846	129,977	
Average financing rate	4.8%	4.9%	4.8%	5.1%	5.3%	6.6%	6.1%	
Financing in Reais (R$):	4,121	5,972	9,080	8,078	2,114	12,948	42,313	45,415
Indexed to floating rates	2,602	4,835	8,270	6,218	1,672	4,503	28,100	
Indexed to fixed rates	1,519	1,137	810	1,860	442	8,445	14,213	
Average financing rate	3.0%	3.8%	4.8%	4.5%	4.2%	4.3%	4.1%	
Financing em Euro (€):	299	-	1,829	77	2,767	3,831	8,803	10,359
Indexed to fixed rates	299	-	1,829	77	2,767	3,831	8,803	
Average financing rate	4.6%	-	4.6%	4.7%	4.7%	4.7%	4.7%	
Financing em Libras (£):	244	-	-	-	-	9,457	9,701	11,666
Indexed to fixed rates	244	-	-	-	-	9,457	9,701	
Average financing rate	6.2%	-	-	-	-	6.4%	6.3%	
Total on December 31, 2020	**21,751**	**17,055**	**30,620**	**30,977**	**32,373**	**147,262**	**280,038**	**319,689**
Average financing rate	4.6%	4.8%	4.8%	5.1%	5.2%	6.4%	5.9%	
Total on December 31, 2019	**18,013**	**16,002**	**18,904**	**32,392**	**34,410**	**135,261**	**254,982**	**305,044**
Average financing rate	5.1%	5.2%	5.3%	5.3%	5.3%	6.3%	5.9%	

(*) Includes financing in national currency parameterized to the dollar variation.

Summarized information about the Company's financing as of December 31, 2019 is presented below in millions of reais:

	Consolidated							
Maturity	up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	5 years and beyond	Total	Fair value
Financing em Dólares (US$)(*):	14,155	12,721	11,195	23,549	26,234	106,710	194,564	230,114
Indexed to floating rates	11,065	6,975	8,684	17,953	20,060	15,508	80,245	-
Indexed to fixed rates	3,090	5,746	2,511	5,596	6,174	91,202	114,319	-
Average financing rate	5.3%	5.4%	5.5%	5.5%	5.6%	6.6%	6.2%	-
Financing in Reais (R$):	3,109	2,463	6,144	7,188	8,122	15,317	42,343	51,522
Indexed to floating rates	1,364	1,510	4,882	6,333	6,280	6,751	27,120	-
Indexed to fixed rates	1,745	953	1,262	855	1,842	8,566	15,223	-
Average financing rate	3.8%	4.2%	4.5%	4.3%	3.8%	2.8%	3.7%	-
Financing em Euro (€):	553	818	1,565	1,655	54	5,682	10,327	13,777
Indexed to fixed rates	553	818	1,565	1,655	54	5,682	10,327	-
Average financing rate	4.7%	4.7%	4.8%	4.6%	4.6%	4.6%	4.7%	-
Financing em Libras (£):	192	-	-	-	-	7,552	7,744	9,627
Indexed to fixed rates	192	-	-	-	-	7,552	7,744	-
Average financing rate	6.2%	-	-	-	-	6.3%	6.3%	-
Financing	4	-	-	-	-	-	4	4
Indexed to fixed rates	4	-	-	-	-	-	4	-
Average financing rate	10.1%	-	-	-	-	-	10.1%	-
Balance on 12/31/2019	**18,013**	**16,002**	**18,904**	**32,392**	**34,410**	**135,261**	**254,982**	**305,044**
Average financing rate	5.1%	5.2%	5.3%	5.3%	5.3%	6.3%	5.9%	-
Total on 12/31/2018	**14,207**	**15,193**	**27,170**	**39,978**	**46,305**	**183,308**	**326,161**	**332,956**
Average financing rate	5.5%	5.9%	5.9%	5.8%	5.8%	6.4%	6.1%	-

(1) (*) Includes financing in national currency parameterized to the dollar variation.

Summarized information about the Company's financing as of December 31, 2018 is presented below in millions of reais:

	Consolidated							
Maturity	up to 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	5 years and beyond	Total	Fair value
Financing em Dólares (US$)(*):	8,134	5,960	17,816	22,190	35,933	151,853	241,886	250,942
Indexed to floating rates	5,264	5,708	9,788	16,888	23,926	48,632	110,206	-
Indexed to fixed rates	2,870	252	8,028	5,302	12,007	103,221	131,680	-
Average financing rate	5.4%	5.9%	5.8%	5.7%	5.7%	6.5%	6.2%	-
Financing in Reais (R$):	5,347	8,384	8,099	15,134	8,369	16,692	62,025	56,653
Indexed to floating rates	3,561	7,423	7,110	13,855	7,487	12,028	51,464	-
Indexed to fixed rates	1,786	961	989	1,279	882	4,664	10,561	-
Average financing rate	6.1%	6.1%	6.7%	6.5%	6.7%	5.9%	6.3%	-
Financing em Euro (€):	481	849	1,255	2,654	2,003	6,389	13,631	16,500
Indexed to floating rates	4	674	-	-	-	-	678	-
Indexed to fixed rates	477	175	1,255	2,654	2,003	6,389	12,953	-
Average financing rate	4.5%	4.6%	4.8%	4.9%	4.6%	4.6%	4.7%	-
Financing em Libras (£):	226	-	-	-	-	8,374	8,600	8,842
Indexed to fixed rates	226	-	-	-	-	8,374	8,600	-
Average financing rate	5.9%	-	-	-	-	6.3%	6.2%	-
Financing	19	-	-	-	-	-	19	19
Indexed to floating rates	-	-	-	-	-	-	-	-
Indexed to fixed rates	19	-	-	-	-	-	19	-
Average financing rate	9.9%	-	-	-	-	-	9.9%	-
Total on 12/31/2018	**14,207**	**15,193**	**27,170**	**39,978**	**46,305**	**183,308**	**326,161**	**332,956**
Average financing rate	5.5%	5.9%	5.9%	5.8%	5.8%	6.4%	6.1%	-
Total on 12/31/2017	**23.160**	**21.423**	**31.896**	**42.168**	**59.594**	**182.483**	**360,724**	**385,780**
Average financing rate	5.6%	5.9%	5.9%	5.9%	5.7%	6.4%	6.1%	-

(1) (*) Includes financing in national currency parameterized to the dollar variation.

ii. Other long-term relationships with financial institutions

The Company has, as of the date of this report, no other long-term relationships with financial institutions.

iii. Level of subordination between the Company's debts

There is no degree of contractual subordination among the Company's unsecured corporate debts. The financial debts that have a collateral guarantee have the preferences and prerogatives provided by law.

On December 31, 2020, the Company's total loans, financing, and debt securities were R$ 280 billion. Of this amount 87.05% (R$ 243.8 billion) corresponded to obligations of an unsecured nature and 12.95% (R$ 36.2 billion) corresponded to obligations with real guarantees. At

December 31, 2019, the Company's total loans, financing and debt securities were R$ 255 billion. Of this amount 86.8% (R$ 221.3 billion) corresponded to the obligation of an unsecured nature and 13.2% (R$ 33.7 billion) corresponded to obligations with real guarantees. As of December 31, 2018, the Company's total loans, financing and debt securities were R$ 326.1 billion. Of this amount 83.4% (R$ 272.1 billion) corresponded to the obligation of an unsecured nature and 16.6% (R$ 54.0 billion) to obligations with real guarantees.

The financial institutions require guarantees from Petrobras when lending funds to the Company's subsidiaries.

Petrobras maintains the management of Special Purpose Companies ("SPEs"), which were created with the objective of providing resources for the continuous development of its oil and gas production projects, as well as refinery improvements, whose guarantees given to national and international financial agents are the projects' own assets, as well as pledges of credit rights and shares of the SPEs.

iv. Several restrictions imposed on the issuer, particularly with respect to debt limits and contracting new debt, the distribution of dividends, the disposal of assets, the issuance of new securities and the disposal of corporate control, as well as whether the issuer has been complying with these restrictions

There are financial covenants in contracts with BNDES from 2011, which restrict the ratio between net debt in reais and EBITDA to exceed 5.5x.

The Company has no other covenants related to financial indicators in the other financing agreements.

The Company has other obligations related to the financing agreements, such as: (i) the submission of financial statements within 90 days for interim periods, without review by independent auditors, and 120 days for year-end, with cure periods that extend these periods by 30 and 60 days, depending on the financing; (ii) Negative pledge/Permitted liens clauses, in which Petrobras and its relevant subsidiaries undertake not to create liens on their assets to secure debt beyond the permitted liens; (iii) clauses of compliance with laws, rules and regulations applicable to the conduct of its business, including (but not limited to) environmental laws; (iv) clauses in financing agreements that require both the borrower and guarantor to conduct their business in compliance with anti-corruption and anti-money laundering laws and to institute and maintain policies necessary for such compliance; (v) clauses in financing agreements that restrict relationships with entities or even countries sanctioned primarily by the U.S. U.S. (including, but not limited to, OFAC, Department of State and Department of Commerce), the European Union and the United Nations, (vi) clauses relating to the level of debt in certain debt agreements with BNDES, and (vii) clauses restricting the change in the Company's controlling interest without prior notice to the lender.

In fiscal years 2018, 2019 and 2020, there was no characterization of non-compliance with any covenant of the Company's financial contracts.

Additionally, Petrobras is party to contracts that contain assumptions of early maturity in the event of disposal of the Company's control and disposal of assets, provided that such disposal causes a material adverse effect on the Company.

g) *Limits on the use of financing contracted and percentages already used*

Once the conditions precedent of the contracts have been met, the following amounts were available for withdrawal on December 31, 2020:

Company	Client	Used	Balance (in 12/31/20)	Percentage acquired (in 12/31/20)
Abroad (in US$ million)				
PGT BV	8,700	1,0500	7,650	12%
In Brazil (in R$ million)				
Petrobras	6,000	2,000	4,000	33%
Transpetro	329	-	329	0%

h) *Significant changes in each item of the financial statements*

The financial information contained below is for the fiscal year ending December 31, 2020, as per Standardized Financial Statements (SFF) released on February 24, 2021.

Analysis of the Consolidated Income Statement

_Fiscal year 2020 x 2019

In R$ million	2020	2019	Vertical Analysis		Horizontal Analysis 2020 x 2019	
			2020	2019	R$	%
Sales Revenue	272,069	302,245	100.0	100.0	(30,176)	10.0
2.1 - Costs of products and services sold	(148,107)	(180,140)	(54.4)	(59.6)	32.033	(17.8)
Gross Profit	123,962	122,105	45.6	40.4	1,857	1.5
Sales	25,020	(17,746)	(9.2)	(5.9)	(7,274)	41.0
General and administrative	(5,525)	(8,368)	(2.0)	(2.8)	2.843	(34.0)
Exploration costs for oil and gas extraction	(4,170)	(3,197)	(1.5)	(1.1)	(973)	30.4
Research and development costs	(1,819)	(2,268)	(0.7)	(0.8)	449	(19.8)
Taxes	(4,971)	(2,484)	(1.8)	(0.8)	(2,487)	100.1
Asset impairment adjustments - Impairment	(34,259)	(11,630)	(12.6)	(3.8)	(22,629)	(194.6)
Other income (expenses), net	4,695	4.742	1.7	1.6	(47)	(1.0)
Operating Revenue (Expenses)	(71,069)	(40,951)	(26.1)	(13.5)	(30,118)	73.5
Earnings before interest, taxes and profit sharing	52,893	81,154	19.4	26.9	(28,261)	(34.8)
Finance income	2.821	5.271	1.0	1.7	(2,450)	(46.5)
Finance costs	(31,108)	(27,878)	(11.4)	(9.2)	(3,230)	11.6
Net monetary and exchange rate variations	(21,297)	(11,852)	(7.8)	(3.9)	(9,445)	79.7
Net financial result	(49,584)	(34,459)	(18.2)	(11.4)	(15,125)	43.9
Result of investments in investees	(3,272)	547	(1.2)	0.2	(3,819)	(698.2)
Income before taxes	37	47,242	0.0	15.6	(47,205)	(99.9)
Income tax and social contribution	6,209	(16,400)	2.3	5.4	22.609	(137.9)
Profit for the year from continuing operations	6,246	30,842	2.3	10.2	(24,596)	(79.7)
Profit for the year from discontinued operations	0	10,128	0.0	3.4	(10,128)	(100)
Net income for the tax year	6,246	40,970	2.3	13.6	(34,724)	(84.8)
Attributable to:						
Petrobras Shareholders	7.108	40.137	2.6	13.3	(33,029)	(82.3)

Non-controlling shareholders	(862)	833	(0.3)	0.3	(1,695)	(203.5)
Net income for the tax year	**6,246**	**40,970**	**2.3**	**13.6**	**(34,724)**	**(84.8)**

The main changes in the income statement are described below:

Sales Revenue

Sales revenue of R$ 272,069 million, R$ 30,176 million lower than in 2019 (R$ 302,245 million), reflecting:

- reduced revenue in the domestic market (R$ 36,147 million), mainly due to:
- lower average prices of oil products, especially diesel, gasoline, naphtha and Jet fuel, following the reduction in international prices;
- lower sales volume of oil products, especially
    - jet fuel, due to the restrictions imposed by the pandemic;
    - diesel, due to increased sales by importers and restrictions on passenger and cargo transport due to the pandemic, partially offset by commercial actions carried out in 2020;
    - gasoline, due to mobility restrictions imposed by the pandemic, and loss of *market share*, partly offset by commercial actions taken in 2020; and
    - effects partially offset by higher volumes of naphtha, due to the reduction of direct imports from Braskem, and LPG, due to social isolation, increasing residential consumption of the derivative, and lower temperatures, fostering higher consumption.
- lower revenue from natural gas, due to the reduction in demand from the thermoelectric and non-thermoelectric segments; and
- lower revenue from fertilizers, influenced by the hibernation of Araucária Nitrogenados S.A. in January 2020.

The higher revenues from exports reflect the higher volumes of oil exports, largely due to the higher production of oil in Brazil and to the shrinking of the domestic market, as well as of oil products, mainly low-sulfur fuel oil. These effects were partly offset by lower prices, following the reduction in international quotations.

The reduction in revenues from sales abroad reflects, mainly, the sale of the distribution companies in Paraguay and the Pasadena Refinery and the lower volumes commercialized due to the impact of the pandemic, as well as the lower prices realized, due to the devaluation of international quotations.

With the reduction of the interest in the capital stock of Petrobras Distribuidora - BR, which occurred on July 25, 2019, the company is no longer consolidated. Sales to Petrobras Distribuidora - BR represent more than 10% of the company's total sales, impacting mainly the Refining, Transportation and Marketing (RTM) segment.

Cost of goods sold

Cost of products sold of R$ 148,107 million, R$3 2,033 million lower than in 2019 (R$180,140 million), with emphasis on the following factors:

- actuarial review of the AMS plan regarding the benefit change, with a positive impact in 2020;
- lower costs with imported products and with government participation, following the reduction in international quotations;
- lower participation of imported oil in the load processed at the refineries and of imported products in the sales mix, with diesel and gasoline as highlights;
- lower acquisition costs of Bolivian gas, due to the variation in the basket of oils, and of partners, following the reduction in quotations; and
- lower costs with foreign operations, due to the sales of distribution companies in Paraguay and the Pasadena Refinery and lower international prices.

Selling expenses

Sales expenses of R$ 25,020 million, R$ 7,274 million higher than in 2019 (R$ 17,746 million), depicting the higher expenses for the use of the pipelines of Transportadora Associada de Gás S.A. (TAG) from the sale in June 2019, increased logistics expenses due to the higher volume of oil and oil products exports, average devaluation of the real against the dollar and the higher cost of freight rates, partially offset by the actuarial review of the AMS plan related to the benefit change, with a positive impact in 2020.

General and Administrative Expenses

General and administrative expenses of R$ 5,525 million, R$ 2,843 million lower than 2019 (R$ 8,368 million), mainly reflecting the actuarial review of the AMS plan regarding the change in the benefit's coparticipation, with a positive impact in 2020, and the lower expenses with salaries and labor charges due to the reduction in headcount, as well as lower expenses with third-party services.

Exploration costs

Exploratory costs for extraction of oil and natural gas of R$ 4,170 million, R$ 973 million higher than in 2019 (R$ 3,197 million), resulting from higher spending on projects without economic viability, with emphasis, in fiscal year 2020, on the write-off of exploratory wells in the Parque dos Doces in the Espírito Santos Basin (R$ 973 million) and the signature bonus of the Peroba exploratory block (R$ 800 million).

In fiscal 2020, Petrobras recognized provisions arising from potential contractual penalties for failure to meet the minimum required percentages of local content for 186 blocks with closed exploratory phase (125 blocks in 2019).

Impairment of assets

Asset impairment loss of R$34,259 million, R$22,629 million higher than in 2019 (R$11. 630 million), due mainly to the consistent decline as well as the global demand for oil products motivated by the pandemic, leading the company to anticipate the approval of a new set of assumptions compared to those approved in the Strategic Plan (SP) 2020-2024, as well as making the decision to hibernate mature fields that were not resilient to this new scenario, offset by the approval of the Strategic Plan 2021-2025, which brought the revision of its reserves, incorporating and updating new production curves, review of the project portfolio, updated estimates on economic assumptions, among others.

Other operating income (expenses), net

Other operating income of R$ 4,695 million, R$ 47 million lower when compared to expenses in 2019 (R$ 4,742 million), with highlights including:

- gain from the favorable and definitive decision on the exclusion of ICMS from the PIS/COFINS tax base in 2020;
- higher gains with reimbursements with operations in E&P partnerships;
- positive impact on the actuarial review of the AMS plan regarding the benefit alteration, mainly inactive;
- higher revenue from equalization of expenses with Expense and Volume Equalization Agreements (AEGV) of the Tupi, Sépia and Atapu shared fields;
- lower net gains from the disposal and write-off of assets, basically from the sale of TAG in 2019;
- higher gain from early termination and changes in lease payments;
- lower provision for losses and contingencies with lawsuits, mainly due to: i) lower loss related to the arbitration of Sete Brasil's shareholders, compared to the provision for loss in 2019; ii) lower provision for loss related to the environmental damage occurred in the State of Paraná - OSPAR (Santa Catarina - Paraná Oil Pipeline); iii) reversal of provision for loss related to the concessionaire SERGAS in the first quarter of 2020; due to the agreement homologated between the company, SERGAS and the State of SE related to loss of profits claimed by SERGAS These factors were partially offset by the provisions for losses made in 2020, highlighting: i) fine related to the ICMS accessory obligation; ii) provision related to the agreement with Technip, regarding the engineering contract signed for the execution of RPBC's diesel portfolio;

- higher provisions related to the Voluntary Dismissal Plan (PDV), due to the higher number of enrolled employees and to the update of the provisions resulting from the increase of the indemnity amount; and
- and higher expenses with unscheduled shutdowns and pre-operational expenses

Net Financial Result

Negative net financial result of R$ 49,584 million, R$ 15,125 million higher than 2019 (R$ 34,459 million), due to:

(i) increased net financial expenses, highlighting:

- higher costs with goodwill on the repurchase of debt securities in the capital markets;
- lower gains on financial investments and public securities;
- lower interest income from the electric sector's accounts receivable, due to the sale of receivables
- lower revenues with financial updating on judicial deposits;
- lower capitalized financial charges, reflecting the lower average capitalization rate, partially offset by the slight increase in the average balance of assets under construction;
- gain with the electric sector in 2019; and
- lower costs with discount related to the anticipation of receivables from the electric sector

ii) Higher negative monetary and exchange rate variation caused by:

- higher reclassification of the negative exchange variation accumulated in equity to the result from the realization of exports protected under hedge accounting, including an additional loss, recorded mainly in the first quarter of 2020, on account of exports that were no longer forecasted;
- higher expense with R$-dollar exchange variation, largely reflecting the 28.9% devaluation in 2020 of the R$ against the USD on the company's foreign exchange exposure; and
- higher expense with dollar x euro exchange variation, due to the 9.2% devaluation of the dollar against the euro on a liability exposure in 2020, compared to the 1.9% appreciation in the previous year, partially offset by the lower loss with result from derivative operations (NDF).

These effects were partly offset by: (i) gain with monetary restatement arising from the favorable and final (final and unappealable) court decision on the exclusion of ICMS from the PIS/COFINS tax base at Petrobras and two subsidiaries; and (ii) gain with monetary restatement of the accounts receivable related to the oil and alcohol account, arising from a

favorable final and unappealable court decision on the action of the monetary restatement index used on the value of the accounts receivable.

Result of investments in investees

Result of investments in investees was negative R$ 3,272 million, R$ 3,819 million lower than in 2019 (positive R$ 547 million), largely due to the lower result ascertained:

(i) at Braskem, mainly reflecting the provisions for the closure of the salt-gem wells;

ii) at BR Distribuidora, mainly reflecting the approval by the Board of Directors (BD) of the sale of the totality of the remaining stockholding (37.5%). In this context, for being higher than the fair value, the company evaluated the recoverability of the investment based on the value in use, but considering the scenario that contemplates the intention to sell the shares, implying the recognition of losses for impairment;

(iii) in MP Gulf, impacted by the recognition of loss through impairment, largely due to the devaluation of international oil prices and the effects of the pandemic.

Income tax and social contribution

Positive income tax and social contribution of R$ 6,209 million, R$ 22,609 million higher than in 2019 (negative R$ 16,400 million), due mainly to higher losses from impairment and the worse financial result, due to the greater devaluation of the real against the dollar on dollar exposure, causing the deferral of IR and CS, offset by the actuarial review of the AMS plan, which is not the basis for calculating IR and CS.

Net income from discontinued operations

Net income from discontinued operation refers to the follow on of BR Distribuidora completed in the third quarter of 2019. There are no discontinued operations in fiscal 2020.

Analysis of the Consolidated Income Statement

Fiscal 2019 x 2018 (restated)

In R$ million	2019	2018 Restated	Vertical Analysis		Horizontal Analysis 2019 x 2018	
			2019	2018	R$	%
Sales Revenue	**302,245**	**310.255**	**100.0**	**100.0**	**(8.010)**	**(2.6)**
2.1 - Costs of products and services sold	(180,140)	(191,568)	(59.6)	(61.7)	11.428	(6.0)
Gross Profit	**122,105**	**118,687**	**40.4**	**38.3**	**3,418**	**2.9**
Sales	(17,746)	13,938	(5.9)	(4.5)	(3,808)	27.3
General and Administrative	(8,368)	(8,146)	(2.8)	(2.6)	(222)	2.7
Exploration costs for oil and gas extraction	(3,197)	(1,904)	(1.1)	(0.6)	(1,293)	67,9
Research and development costs	(2,268)	(2,345)	(0.8)	(0.8)	77	(3.3)

Taxes	(2,484)	(2,475)	(0.8)	(0.8)	(9)	0,4
Asset impairment adjustments - Impairment	(11,630)	(7,689)	(3.8)	(2.5)	(3.941)	51.3
Other income (expenses), net	4.742	(21,645)	1.6	(7.0)	26.387	(121.9)
Operating Revenue (Expenses)	(40,951)	(58,142)	(13.5)	(18.7)	17,191	(29.6)
Earnings before interest, taxes and profit sharing	**81,154**	**60,545**	**26.9**	**19.5**	**20,609**	**34.0**
Finance income	5.271	8,713	1.7	2.8	(3,442)	(39.5)
Finance costs	(27,878)	(20,479)	(9.2)	(6.6)	(7,399)	36.1
Net monetary and exchange rate variations	(11,852)	(11,732)	(3.9)	(3.8)	(120)	1.0
Net financial result	**(34,459)**	**(23,498)**	**(11.4)**	**(7,6)**	**(10,961)**	**46,6**
Result of investments in investees	547	1.920	0.2	0.6	(1.373)	(71,5)
Income before taxes	**47,242**	**38.967**	**15.6**	**12.6**	**8.275**	**21,2**
Income tax and social contribution	(16,400)	(15.462)	5.4	(5,0)	(938)	6.1
Net income for the year from continuing operations	**30,842**	**23.505**	**10.2**	**7,6**	**7,337**	**31.2**
Net income for the year from continuing operations	**10,128**	**3,193**	**3.4**	**1.0**	**6,935**	**217.2**
Profit for the tax year	**40,970**	**26,698**	**13.6**	**8.6**	**14,272**	**53.5**
Attributable to:						
Petrobras Shareholders	40,137	25,779	13.3	8.3	14,358	55.7
Non-controlling shareholders	833	919	0.3	0.3	(86)	(9.4)
Profit for the tax year	**40,970**	**26,698**	**13.6**	**8.6**	**14,272**	**53.5**

The main changes in the income statement are described below:

Sales Revenue

Sales revenue of R$ 302,245 million, R$ 8,010 million lower than in 2018 (R$ 310,255 million), reflecting:

- reduction in revenue in the domestic market, mainly due to:

  (i)lower sales volume of oil products, especially

  • gasoline - due to the increase in imports by third parties, the loss of market share for ethanol in flex-fuel vehicles, the reduction in the fleet of gasoline-only vehicles, and the increase in engine efficiency in the total fleet. These factors were offset in part by growth in the flex-fuel vehicle fleet, the truck drivers' strike in May 2018, a drop in the average real consumer price (IPCA), and growth in household consumption;

•nafta, stemming from the fall in demand for Braskem;

•diesel, arising from the higher volume imported by other players, the increase in the average biodiesel content (10.3% in 2019 x 9.7% in 2018) and the decrease in infrastructure works. These factors were mitigated by the truck drivers' strike in May 2018, the growth of the economy, the increase in "safrinha" corn activities and the decrease in product prices in real terms (deflating by the IGP-DI); and

•Fuel oil, due to the reduction of deliveries to thermal power plants.

(ii)lower average prices of oil products, especially gasoline, naphtha and diesel, following the reduction in international prices;

(iii)lower revenues from the sale of electric energy, basically reflecting the reduction in energy prices;

(iv)lower revenues from services provided to third parties;

(v)partially offset by higher revenues from natural gas, mainly due to the readjustment of contract prices.

- reduction in revenues from sales abroad (R$ 14,413 million), due mainly to the sale of the Pasadena Refinery, PAI's E&P assets and distribution companies in Paraguay; and
- increase in export revenues (R$ 15,501 million), reflecting the higher volume of oil exports, due in large part to the greater production of oil in Brazil, and of oil products, mainly gasoline and fuel oils, and the higher prices.

Cost of goods sold

Cost of goods sold of R$ 180,140 million, R$ 11,428 million lower than in 2018 (R$ 191,568 million), with the following factors standing out:

- lower costs with overseas operations, due to the divestments of PAI's E&P assets, sale of distribution companies in Paraguay and the Pasadena Refinery;
- lower electricity costs, due to lower thermoelectric demand
- lower costs with services provided to third parties; and
- partly offset by higher costs with imports and domestic purchases of oil, leading to a higher share of imported oil in the processed load, and of natural gas, due to higher prices.

Selling expenses

Sales expenses of R$ 17,746 million, R $3,808 million higher than in 2018 (R$ 13,938 million), depicting the payment of the tariff for the use of TAG's pipelines from the sale in June 2019, increased logistics expenses due to the higher volume of oil and oil products exports and the effect of the average depreciation of the real against the dollar.

General and Administrative Expenses

General and administrative expenses of R$ 8,368 million, R$ 222 million higher than 2018 (R$ 8,146 million), mainly reflecting the salary adjustments pursuant to the Collective Bargaining Agreement entered into in the last quarter of 2018 and the 2018 and 2019 level advancement and promotion processes, as well as the actuarial review under AMS and Petros.

Exploration costs

Exploratory costs for extraction of oil and natural gas of R$ 3,197 million, R$ 1,293 million higher than in 2018 (R$ 1,904 million), resulting from higher expenses with projects without economic viability and expenses with geology and geophysics, partially offset by lower contractual fines of local content.

Impairment of assets

Loss through impairment of assets of R$ 11,630 million, R$ 3,941 million higher than 2018 (R$ 7.689 million), mainly due to higher losses in the oil and gas production fields in Brazil, reflecting the revision of expectations of the Brent curve, leading to lower reserve volumes, with the consequent anticipation of the economic cut-off and increase in the abandonment asset, impacting the cash flows of the fields; higher loss on the 2nd RNEST train, due to the postponement of the start-up provision; impairment provision of UFN III, reflecting the absence of the Company's intention to complete the work and the absence of firm sale offers; partly offset by the impairment losses incurred in 2018, mainly, of the E&P production fields abroad, due to the sale of PAI's E&P assets in the Gulf of Mexico; and reversal of losses related to Transpetro's vessel sets, due to the increase in the R$/US$ exchange rate projections of the 2020-24 Strategic Plan, compared to the previous year, causing a positive effect on the cash generation of the CGU (freight prices are quoted in dollars), compared to the loss recorded in 2018.

Other operating income (expenses), net

Other operating income of R$ 4,742 million, R$26.387 million lower when compared to expenses in 2018 (R$21.645 million), with highlights including:

- higher net gains from the sale and write-off of assets in the amount of R$ 22,725 million, due to:

  (i) gain on disposal of TAG;

  ii) gains from the sale of the Pargo, Carapeba and Vermelho fields (R$ 3,241 million);

  iii) gain from the sale of the Riacho da Forquilha Pole (34 onshore fields in the Potiguar Basin) (R$ 909 million);

  iv) expense with adjustment of the final sale price of 25% of the interest in Roncador in 2018;

  v) gain on disposal on the sale of distribution companies in Paraguay (R$ 531 million);

  vi) gain from the sale of the Lapa, Iara and Carcará areas in 2018 (R$ 3,223 million); and

vii) loss on the disposal of the Tartaruga Verde field and Module III of Espadarte (R$ 303 million).

- lower provision for losses and contingencies with lawsuits (R$ 6,013 million), mainly due to:

(i) provision related to the agreement with ANP on the unification of Parque das Baleias fields in 2018;

ii) agreements to close investigations with authorities in the US in 2018;

iii) provision due to arbitrations in the US on drilling service contract linked to the Titanium Explorer (Vantage) drillship in 2018;

iv) lower foreign exchange variation expenses on the liability exposure in dollars of Class Action, due to the lower devaluation of the real against the dollar between the periods, with definitive termination of the agreement occurring in September/2019;

v) provision related to Sete Brasil's shareholder arbitration in 2019.

Partially offset by:

(vi) reversal of provision due to adhesion to the amnesty program with the State of Rio de Janeiro in 2018 (R$ 1,215 million);

vii) provision due to the environmental accident that occurred in the State of Paraná - OSPAR (Santa Catarina - Paraná oil pipeline) (R$ 595 million).

- lower expense due to Petrobras' Career and Remuneration Plan (PCR) (R$ 1,149 million);
- expense due to Production Individualization Agreements (AIPs), which provide for equalization of expenses and production volumes referring to the Sapinhoá, Lula, Tartaruga Verde, Berbigão and Sururu fields in 2018 (R$ 1,064 million);
- expenses with decommissioning of areas, compared to the positive result of the previous year (R$ 3,002 million);
- lower reimbursement of resources recovered by Operation Lava Jato (R$ 927 million); and
- higher expenses with the voluntary dismissal program (PDV) (R$ 799 million).

Net Financial Result

Negative net financial result of R$ 34,459 million, R$ 10,961 million higher than 2018 (R$ 23,498 million), due to:

(i) R$ 10,841 million increase in net financial expenses, highlighted by:

- higher interest expenses related to finance leases (R$ 5,937 million), reflecting the effects of the adoption of IFRS 16;
- higher net costs (goodwill/discount) with repurchase of debt securities in the capital market (R$ 2,346 million);
- lower gains from the agreements signed regarding the electric sector (R$ 2,330 million);
- lower capitalized interest (R$ 1,334 million), due to the lower balance of assets under construction;
- increase in interest on decommissioning areas (R$ 762 million), due to the higher balance to be abandoned;
- costs with discount related to the anticipation of receivables from the electric sector (R$ 509 million);
- lower expenses with financing (R$ 2,468 million), mainly due to the lower average debt, causing lower interest expenses;

ii) Negative monetary and exchange rate variation, higher by R$ 120 million, caused by:

- lower dollar appreciation on the average active exposure in euro, compared to the previous year;
- higher reclassification of the negative exchange variation accumulated in equity to the result for the realization of exports protected under hedge accounting; and
- partially offset by the lower expense with exchange variation of the dollar against the pound.

Results in investments of investees

Results in investments in investees was R$ 547 million, R$ 1,373 million lower than 2018 (R$ 1,920 million), largely due to the lower result found at Braskem (R$ 1,945 million), reflecting provisions related to lawsuits, partially offset by the positive result found at BR Distribuidora (R$ 447 million), due to the follow-on that occurred in July/2019.

Income tax and social contribution

Income and social contribution tax expense of R$ 16,400 million, R$ 938 million higher than 2018 (R$ 15,462 million), mainly due to the higher pre-tax result and the write-offs of deferred tax assets in the Netherlands, offset in part by the higher tax benefit from higher distributed amounts of Interest on Capital (IoC), impacting the effective tax rate to 34.7% in 2019 (39.7% in 2018).

Net income from continuing operations

Net income discontinued operation of R$ 10,128 million, up R$ 6,935 million compared to 2018 (R$ 3,193 million) arising from the follow-on of BR Distribuidora, which generated a gain of R$ 13,948 million, of which R$ 7,414 million related to the effects of the remeasurement of the remaining portion and net effect of R$ 9,251 million after taxes.

PATRIMONIAL ANALYSIS

Consolidated Balance Sheet - In millions of reais										
Assets	12/31/20	12/31/19	12/31/18	Vertical Analysis (%)			Horizontal Analysis (%)			
				12/31/20	12/31/19	12/31/18	12/31/20 x 12/31/19		12/31/19 x 12/31/18	
Current										
Cash and cash equivalents	60,856	29,714	53,854	6.2	3.2	6.3	31,142	104.8%	(24,140)	(44.8%)
Securities	3,424	3,580	4,198	0.3	0.4	0.5	(156)	(4.4%)	(618)	(14.7%)
Accounts receivables, net	24,584	15,164	22,264	2.5	1.6	2.6	9,420	62.1%	(7,100)	(31.9%)
Inventory	29,500	33,009	34,822	3.0	3.6	4.0	(3,509)	(10.6%)	(1,813)	(5.2%)
Income Tax, Social Contribution and	2,170	10,050	2,863	0.2	1.1	0.3	(7,880)	(78.4%)	7,187	251.0%
Taxes and contributions	11,313	4,237	5,020	1.1	0.5	0.6	7,076	(167.0%)	(783)	(15.6%)
Deposits linked to Class Action	-	-	7,287	0.0	0.0	0.8	-	-	(7,287)	(100.0%)
Other Current Assets	6,395	6,014	5,758	0.6	0.6	0.7	381	6.3%	256	4.4%
Assets classified as held for sale	4,081	10,333	7,450	0.4	1.1	0.9	(6,252)	(60.5%)	2,793	37.0%
Total Assets Current	**143,323**	**112,101**	**143,606**	**14.4**	**12.1**	**16.7**	**30,222**	**27.0%**	**(31,505)**	**(21.9%)**
Non-current										
Long-term assets										
Accounts receivables, net	13,675	10,345	21,281	1.4	1.1	2.5	3,330	32.2%	(10,936)	(51.4%)
Securities	227	232	205	0.0	0.0	0.0	(5)	(2.2%)	27	13.2%
Judicial deposits	37,838	33,198	26,003	3.8	3.6	3.0	4,640	14.0%	7,195	27.7%
Deferred income tax and social contribution	33,524	5,593	10,384	3.4	0.6	1.2	27,931	499.4%	(4,791)	(46.1%)
Taxes and contributions	16,411	15,877	16,959	1.7	1.7	1.6	534	3.4%	(1,082)	(6.4%)
Down payment to suppliers	748	1,313	2,575	0.1	0.1	0.3	(565)	(43.0%)	(1,282)	(49.0%)
Other long-term receivables	2,551	4,748	8,071	0.3	0.5	1.3	(2,197)	(46.3%)	(3,323)	(41.2%)
Total Long-Term Assets	104,974	71,306	85,478	10.6	7.7	9.9	33,668	47.2%	(14,172)	(16.6%)
Investments	17,010	22,166	10,690	1.7	2.4	1.2	(5,156)	(23.3%)	11,476	107.4%
Fixed assets	645,434	641,949	609,829	65.4	69.3	70.9	3,485	0.5%	32,120	5.3%
Intangible assets	77,678	78,489	10,870	7.9	8.5	1.3	(811)	(1.0%)	67,619	622.1%
Total Non-Current Assets	**845,096**	**813,910**	**716,867**	**85.6**	**87.9**	**83.3**	**31,186**	**3.8%**	**97,043**	**13.5%**
Total Assets	**987,419**	**926,011**	**860,473**	**100.00**	**100.00**	**100.0**	**61,408**	**6.6%**	**65,538**	**7.6%**

Liabilities	12/31/20	12/31/19	12/31/18	Vertical Analysis (%)			Horizontal Analysis (%)			
				12/31/20	12/31/19	12/31/18	12/31/20 x 12/31/19		12/31/19 x 12/31/18	
							R$	%	R$	%
Current										
Suppliers	35,645	22,576	24,516	3.6	2.4	2.8	13,069	57.9%	(1,940)	(7.9%)
Financing	21,751	18,013	14,207	2.2	1.9	1.7	3,738	20.8%	3,806	26.8%
Leases	29,613	23,126	89	3.0	2.5	0.0	6,487	28.1%	23,037	25,884.3%
Income tax and Social contribution	1,029	1,114	817	0.1	0.1	0.1	(85)	7.6%	297	36.4%
Taxes and contributions	13,696	13,800	13,778	1.4	1.5	1.6	(104)	(0.8%)	22	0.2%
Proposed dividends	4,457	6,278	4,296	0.5	0.7	0.5	(1,821)	(29.0%)	1,982	46.1%
salaries, vacation, charges e interest.	10,150	6,632	6,426	1.0	0.7	0.5	3,518	53.0%	206	3.2%
Pension and health plan	8,049	3,577	3,137	0.8	0.4	0.3	4,472	125.0%	440	14.0%
Legal proceedings and contingencies--	-	-	13,493	0.0	0.0	0.9	-	-	(13,493)	(100.0%)
Agreement with US authorities	-	-	3,034	0.0	0.0	0.4	-	-	(3,034)	(100.0%)
Other accounts payable	8,338	7,947	9,467	0.8	0.9	1.0	391	4.9%	(1,520)	(16.1%)
Liabilities associated with assets classified as for	3,559	13,084	3,808	0.4	1.4	0.2	(9,525)	(72.8%)	9,276	243.6%
Total Current Liabilities	**136,287**	**116,147**	**97,068**	**13.8**	**12.5**	**9.9**	**20,140**	**17.3%**	**19,079**	**19.7%**
Noncurrent										
Financing	258,287	236,969	311,954	26.2	25.6	40.6	21,318	9.0%	(74,985)	(24.0%)
Leases	82,897	73,053	626	8.4	7.9	0.1	9,844	13.5%	74,427	11.569.8%
Taxes and contributions	1,853	2,031	2,139	26.2	0.2	0.3	(178)	(8.8%)	(108)	(5.0%)
Deferred income and social contribution taxes	1,015	7,095	2,536	0.1	0.8	0.5	(6,080)	(85.7%)	4,559	179.8%
Pension and health plan	75,454	103,213	85,012	7.6	11.1	8.3	(27,759)	(26.9%)	18,201	21.4%
Provision for legal and administrative	11,427	12,546	15,202	1.2	1.4	1.9	(1,119)	(8.9%)	(2,656)	17.5%
Provision for dismantling areas	97,595	70,377	58,637	9.9	7.6	5.6	27,218	38.7%	11,740	20.0%
Other accounts and expenses payable	11,454	5,443	3,756	1.2	0.6	0.4	6,011	110.4%	1,687	44.9%
Total Non-Current Liabilities	**539,982**	**510,727**	**479,862**	**54.7**	**55.2**	**57.7**	**29,255**	**5.7%**	**30,865**	**6.4%**
Shareholders' Equity										
Realized capital stock	205,432	205,432	205,432	20.80	22.2	24.7	-	-	-	-
Trans. of capita	2,449	2,449	2,458	0.2	0.3	0.3	-	-	-	-
Profit reserve	127,512	124,829	95,364	12.9	13.5	9.3	2,683	2.1%	-	-
Other comprehensive income	(26,983)	(37,169)	(26,029)	(2.7)	(4.0)	(2.6)	10,186	(27.4%)	(11,140)	42.8%
Attributed to non-controlling shareholders	2,740	3,596	6,318	0.3	0.4	0.7	(856)	(23.8%)	(2,722)	(43.1%)

Consolidated Balance Sheet (cont.)

Total Shareholders' Equity	311,150	299,137	**283,543**	31.5	32.3	32.4	12,013	4.0%	15,594	5.5%
Total liabilities	987,419	926,011	860,473	100.00	100.00	100.00	61,408	6.6%	65,538	7,6%

Analysis of Consolidated Assets

Fiscal 2020 x 2019

The main changes in the income statement are described below:

Cash and cash equivalents

Increase of R$ 31,142 million, resulting mainly, from the resources constituted substantially provided by an operating cash generation of R$ 148,106 million, receipts from the sale of assets and stakes of R$ 10,212 million, and by a series of measures to reduce disbursements and preserve cash in the uncertain scenario of the pandemic, in order to reinforce the financial solidity and resilience of the company's business. The exchange effect on cash and cash equivalent balances arising from investments abroad was R$ 8,323 million.

The main investments of these funds in the year ended on December 31, 2020 were for compliance with debt service, net of loans through the offering of securities on the international market, including pre-payments of loans on the domestic and international banking market, repurchase and redemption of securities on the international capital market, and amortization of leases, totaling R$ 94,659 million, and the realization of investments in the amount of R$ 35,586 million.

Accounts receivable, net - Current and Non-Current

The increase of R$ 12,750 million was mainly due to amounts to be received from partners in E&P consortia, related to the nationalization of platforms P-52, P-54, P-55 and P-62, acquired by Petrobras in the context of the migration of assets previously owned by companies based in the Netherlands, due to the changes introduced by Law 13.586 of 2017.

Inventories

Reduction of R$ 3,509 million, highlighting the inventory of oil and oil products, resulting from the adjustments to net realizable value that mainly impacted the first and second quarters of 2020, due to the significant reduction of the prices in oil and its oil products on the market, resulting from COVID-19 and the oil price shock. On December 31, 2020, a a provision of R$ 1,518 million was recorded (R$ 68 million on December 31, 2019).

Income tax and social contribution

The reduction of R$ 7,880 million reflects mainly by the use of tax credits resulting from the calculation process of IRPJ and CSLL, in addition to the respective negative balances related to calendar years 2018 and 2019 for offsets with PIS/COFINS/CIDE payable.

Taxes and contributions - Current and Non-current

The increase of R$ 7,610 million due mainly to the effects of the recognition of the amounts of PIS and COFINS contributions overpaid due to the inclusion of ICMS in the calculation basis of

PIS and COFINS contributions, justified by the favorable and definitive decision about the recovery.

Assets classified as maintained for sale / Liabilities associated to assets classified as maintained for sale

Lower assets classified as maintained for sale, and respective liabilities, mainly due to the write-offs by disposal of assets related to the Pampo and Enchova fields and the Baúna field.

Judicial deposits

The increase in the amount of R$ 4,640 million refers mainly to judicial deposits made in 2020 in the amount of R$ 4,672 million, including: (i) R$ 1,446 million referring to platform chartering for the legal discussion related to the incidence of IRRF; (ii) R$ 1,469 million referring to IRPJ and CSLL for not adding the profits of subsidiaries and affiliates domiciled abroad to the calculation basis of IRPJ and CSLL; (iii) R$ 1.130 million related to the Unification of Fields (Cernambi, Tupi, Tartaruga Verde and Tartaruga Mestiça); (iv) R$ 421 million of deposit in guarantee abroad for a ship seizure action; and (v) R$ 359 million related to the collection of IRPJ and CSLL due to the deduction of expenses for the contribution in the Petros Plan.

Deferred Income Tax and Social Contribution

The increase of R$ 27,931 million in deferred tax assets results, mainly, from the increase in the value of impairment and accounts receivable/payable, loans, financing and leasing contracts, due to the significant exchange variation that occurred during the period.

Other long-term receivables - Current and Non-Current

The reduction of R$ 1,816 million is due, mainly, to the lower anticipated expenses referring to the write-offs of contracts of nationalized assets related to equipment and platforms.

Investments

The reduction of R$ 5,156 million is due mainly to the divestments that took place in the TAG and to the lower results from the stakes in Braskem and BR Distribuidora.

Fixed assets

The increase in the amount of R$ 32,120 million was mainly due to the investments made in the development of the production of oil and natural gas fields, primarily in the pre-salt. In 2020, the FPSO P-70, a production system located in the Atapu field, also started operating.

Intangible assets

The R$ 811 million reduction is due, mainly, to the higher expenses with projects that are not economically viable, due, mainly, to the write-off of the signature bonus of the Peroba exploratory block.

Analysis of Consolidated Assets

Fiscal Year 2019 x 2018

The main changes in the income statement are described below:

Cash and cash equivalents

The reduction of R$ 24,140 million was mainly due to: compliance with debt service, including pre-payments, and lease amortizations totaling R$ 145,373 million, in addition to investments in the business segments in the amount of R$ 97,151 million. These investments were substantially provided by an operational cash generation of R$ 101,766 million, receipts from the sale of assets and stakes of R$ 41,049 million, a review of the onerous assignment of R$ 34,414 million, captations of R$ 29,156 million, and the exchange effect on cash and cash equivalent balances of R$ 8,397 million.

Accounts receivable, net - Current and Non-Current

The reduction of R$ 18,036 million was mainly due to the receivables related to the electricity sector, amounting to R$ 15,800 million, due to the assignment contract of credit rights signed with the Credit Rights Investment Fund, anticipation of payments by Eletrobras, by the receipts of billings occurring in 2019 for receivables related to the Instruments of Debt Assumption and by the transfer of receivables from BR to assets held for sale.

Additionally, dividends and interest on capital capital were received from several companies in the amount of R$ 1,188 million and from the economic subsidy program for diesel oil sales in the amount of R$ 1,550 million.

Inventories

A reduction of R$ 1,813 million, especially in the inventory of oil and oil products, due to the decrease in the average unit costs, partially offset by higher imports of materials and supplies to service the operation.

Income tax and social contribution

The increase of R$ 7,187 million results mainly from the tax incentive of using the depreciation expense of production development assets in an accelerated manner to 2.5 times, according to the new income tax regulation, and tax benefit on remuneration to shareholders approved in the form of interest on capital.

Deposits linked to Class Action

Petrobras (together with its subsidiary Petrobras Global Finance B.V. PGF) agreed to pay US$ 2,950 million, in two installments of US$ 983 million and a final installment of US$ 984 million, which were deposited on March 1, 2018, July 2, 2018 and January 15, 2019, respectively.

The reduction of R$ 7,297 million is due to the authorization made on September 24, 2019 by the District Court, of the start of the distribution of the amounts deposited in the account designated by the lead plaintiff to the investors who had their claims admitted by the trustee or District Court. As a consequence, the three installments deposited into the account designated by the lead plaintiff in the Class Action were fully reversed to the obligation constituted as a result of the termination of the class action.

Assets classified as maintained for sale / Liabilities associated to assets classified as maintained for sale

Larger assets classified as held for sale, and respective liabilities, for the sales of assets related to the Baúna field, Pampo and Enchova poles, fields in the Potiguar Basin, Frade field and sale of Liquigás Distribuidora S.A.

Judicial deposits

The increase in the amount of R$ 7,195 million refers mainly to judicial deposits of a fiscal nature, in the amount of R$ 6,203 million, with emphasis on: (i) R$ 2.8 billion related to leased platforms for the legal discussion related to levy of the IRRF; (ii) R$ 1.8 billion related to IRPJ and CSLL for the non addition of profits from subsidiaries and affiliates domiciled abroad to the IRPJ and CSLL calculation base; (iii) R$ 0.7 billion related to ANP questionings about differences in the calculation of royalties and special stake; (iv) R$ 0.7 billion related to the civil lawsuit related to IPI credit. These deposits were partially compensated, mainly, by the sale operation of participation in Petrobras Distribuidora.

Other long-term receivables - Current and Non-Current

The reduction of R$ 3,067 million is due to the divestment of Petrobras Distribuidora S.A. and of assets linked to the Tartaruga Verde field and of Module III of Espadarte, contract write-offs linked to nationalized assets and to lower demobilization and docking costs.

Investments

The increase of R$ 11,476 million is due mainly to the divestments in TAG and BR Distribuidora, which became affiliated companies.

Fixed assets

The increase of R$ 32,120 million was mainly due to the initial adoption of IFRS 16 - Leases, R$ 102,970 million - as explained in Lease Operations, in the analysis of consolidated liabilities, additions of R$ 41,594 million and constitution/revision of estimated dismantling of areas of R$ 22,633 million, offset by depreciation of R$ 63,518 million and transfers to be maintained for sale of R$ 35,037 million and revision of onerous assignment of R$ 34,238 million.

Intangible assets

The increase of R$ 67,619 million results from the acquisition of oil exploration rights, as detailed below: (i) in surplus of the Transfer of Rights of the Búzios field amounting to R$ 63,141 million and R$ 1,766 million in the Itapu field; (ii) in production sharing in the Aram field located in the Santos Basin amounting to R$ 4,040 million; and (iii) in the concession fiscal regime of block C-M-477 in Campos deep waters amounting to R$ 1,431 million, offset by transfers occurring in the financial year of R$ 1,053 million.

Analysis of Consolidated Liabilities

Fiscal 2020 x 2019

The main changes in consolidated liabilities, as described below:

Financing [1] - Current and Non-Current

The increase in the amount of R$ 25,056 million is mainly due to capitalization in the period, the cumulative conversion adjustment - CTA and exchange and monetary variations, which exceeded the prepayment of debts and the repurchase of securities.

Leasing* (1) *- Current and Non-Current

The increase of R$ 16,031 million, of which R$ 14,571 million refers to the remeasurement of new contracts, R$ 6,813 million to charges incurred in the period, R$15,113 million to monetary and exchange variations and R$ 9,901 million to accumulated conversion adjustments - CTA, offset by R$ 29,924 million in payments occurring in the period.

(1) Although gross debt in reais increased by 12%, due to the devaluation of the Real against the Dollar, in 2020 the company reduced gross debt in dollars by US$ 11.6 billion, ending the year with US$ 75.5 billion (US$ 87.1 billion at December 31, 2019).

Proposed dividends

The reduction of R$ 1,821 million, basically reflects the payment of R$ 6,209 related to the approved 2019 interest on capital and 2019 supplemental dividends, offset in part by the proposed 2020 mandatory minimum dividends for preferred shares in the amount of R$ 4,411 million.

The proposed additional 2020 dividends of R$ 5,861 million are highlighted in an equity account on December 31, 2020 until the proposal is approved at the 2021 Annual General Assembly, when they will be recognized as a liability.

Pension and Health Care Plan - Current and Non-Current

The reduction of R$ 23,287 million, results mainly from the gain recognized in the earnings of R$ 7,215 million, impacted by the positive effect of the change in the costing rule of the AMS plan offset in part by the actuarial expense, the remeasurement gains of R$ 12,853 million, in view of the intermediate revision recognized in the PL, and the payment of contributions R$ 5,433 million.

Provision for dismantling

The increase in the provision for dismantling areas of R$ 27.218 billion, is mainly due to the reflection of the Strategic Plan 2021-2025 and the review of technical assumptions, highlighting the main factors: (i) increase of R$ 20.5 billion attributable to the devaluation of the Real against the US Dollar; (ii) increase of R$ 11.6 billion resulting from the anticipation of the abandonment schedule in some fields, mainly in the Tupi, Marlim Sul, Roncador and Jubarte fields, given that the change of scenarios in 2020 anticipated the cut-off year of the concessions due to the replacement projects of some Production Units having become uneconomic; (iii) increase of R$ 0.7 billion due to the reduction of the risk-adjusted discount rate from 4.22% p. a. in 2019 to 4.15% p.a. in 2020, reflecting an improvement in the perception of risk in the global outlook; and (iv) reduction of R$ 6.7 billion due to the review of technical premisses of wells and equipment.

Provision for legal and administrative proceedings

Reduction in the provision for legal proceedings of R$ 1,119 million, due, mainly, to the changes that occurred in the following cases: (i) reduction of R$ 2,991 million referring to litigation of a civil nature involving contractual issues, predominantly as a result of agreements; and (ii) reduction of R$ 331 million referring to an agreement approved in the STF in a claim for compensation for loss of profit in a lawsuit filed by Sergás and the State of Sergipe; mainly offset by: (iii) R$ 509 million in the provision for civil litigation involving contractual issues; (iv) R$ 390 million in the provision for a claim involving engineering contract in a refinery; (v) R$ 508 million for the transfer to probable loss in lawsuits for environmental fines related to the company's operation; (vi) R$ 181 million for the transfer to probable loss in lawsuit for collection of ICMS on internal consumption operations of the refinery; and (vii) R$ 477 million of fines in the state sphere related to accessory obligations.

Shareholders' Equity

The increase of R$ 12,013 million reflects: (i) the profit attributable to Petrobras shareholders in the period in the amount of R$ 7,108 million; (ii) other comprehensive earnings of R$ 10,172 million, impacted due, basically, to the effects of the accumulated conversion adjustment in investees and actuarial gains with defined benefit plans, offset, in part, by the unrealized earnings with cash flow hedge exports. These effects were partly offset by the allocation of the minimum mandatory dividends of 2020 (R$ 4,411 million).

Analysis of Consolidated Liabilities

Fiscal Year 2019 x 2018

Financing - Current and Non-Current

The reduction in the amount of R$ 71,179 million stems mainly from the prepayment of debt and repurchase of securities, which exceeded capitalizations in the period, as described in items 10.1.d and 10.1.f.

Financing by Lease - Current and Non-Current

The increase of R$ 95,464 million, of which R$ 102,970 million refers to the adoption of IFRS 16 - Leases, which became effective as of the fiscal year starting January 1, 2019, containing principles for identification, recognition, measurement, presentation and disclosure of leases, R$ 9.100 million referring to the remeasurement of new contracts, R$ 5,975 million referring to charges incurred in the period, R$ 2,458 million referring to monetary and exchange variations, offset by R$ 20,827 million in payments occurred in the period and R$ 5,553 million referring to transfer to assets maintained for sale.

Proposed dividends

Increase of R$ 1,982 million, basically reflects the 2019 dividend proposal (R$ 10,682 million), offset by anticipation of interest on capital in the year, of R$ 3,913 million, payment related to dividends for fiscal year 2018 and income tax payable on interest on capital of non-exempt shareholders, amounting to R$ 538 million.

Pension and Health Care Plan - Current and Non-Current

The increase of R$18,641 million mainly from the 2019 actuarial calculation, which reflects changes in financial assumptions impacted by the reduction in the discount rate, offset by the actuarial gain in the assumptions by experience in the AMS plan, with a registration of losses of R$ 23,011 million. This increase was partially offset by reclassification of the balance of BR Distribuidora (R$ 4,908 million), benefit payments (R$ 3,551 million), financial commitment term (R$ 3,938 million) and net interest on liabilities/assets of R$ 7,018 million.

Provision for decommissioning

The increase in the provision for decommissioning areas of R$ 11,740 million, is due mainly to the revision of the provision (R$ 23 billion), due mainly to the following factors: (i) increase of R$ 5 billion attributable to the depreciation of the real against the U.S. dollar, with direct impact on dollar costs; (ii) increase of R$ 7 billion resulting from the anticipation of the abandonment schedule in some projects; (iii) increase of R$ 7 billion due to the reduction of the risk-adjusted discount rate from 5.17% p. p.a. in 2018 to 4.22% p.a. in 2019, due to the improvement in the perception of country risk in the market; (iv) increase of R$ 5 billion due to the revision of well and equipment estimates and the decrease in the average abandonment year of some production fields. This increase was partially offset by the reclassification of the balance of fields in which there were divestment (R$ 12,261 million).

Provision for legal and administrative proceedings - Current and Non-Current

Reduction in the provision for legal proceedings of R$ 15,647 million, due mainly to the payment of the Class Action settlement (R$ 13,493 million), the payment related to the arbitration proceeding of the drilling vessel Titanium Explorer (R$ 3,576 million) and the tax process on Parque das Baleias (R$ 2,700 million), partially offset by the provision related to litigation involving the company Sete Brasil (R$ 2,828 million).

Agreement with American authorities

There was a balance settlement, with a deposit classified in assets under Deposits linked to the Class Action. *linked to Class Action*

Deferred income tax and social contribution liabilities - net

Increase of R$ 9,150 million related mainly to the accelerated depreciation for assets dedicated to the exploration and development of the production of E&P fields, the gain on remeasurement on the sale of BR and the transfers related to companies available for sale, partially offset by the recognition in shareholders' equity of the effect of benefits granted to employees.

Shareholders' Equity

The increase in the amount of R$ 15,594 million reflects the net income attributable to Petrobras' shareholders in the period (R$ 40,970 million), offset by:

-other comprehensive earnings of R$ 11,026 million, impacted by actuarial losses with defined benefit plans (R$ 16,876) and the effects of the export cash flow hedge (R$ 707 million), offset in part by the accumulated conversion adjustment of R$ 6,286 million; and

-distribution of dividends and interest on capital of R$ 11,740 million.

10.2 - Operating and Financial Result

a) Earnings of the operations of the issuer, in particular:

i. Description of any significant components of revenue

Revenues arise from:

- local sales, which consist of sales of oil products (such as: diesel oil, gasoline, jet fuel, naphtha, fuel oil, liquefied petroleum gas, natural gas, electric power, renewables and nitrogenous) and revenues from unexercised rights;
- export sales, which consist mainly of sales of crude oil, fuel oil and other oil products;
- sales on international units; and
- other revenues, including services, investment income and foreign exchange gains.

In the period from January to December 2020, net operating revenues totaled R$ 272,069 million, showing a decrease of 10% compared to the amount of R$ 302,245 million verified in the same period of 2019.

In the period from January to December 2019, net operating revenues totaled R$ 302,245 million, showing a decrease of 2.6% compared to the amount of R$ 310,255 million verified in the same period of 2018 (figures restated in 2019).

Individually, the most important product in terms of revenue generation in the period from January to December 2020 was diesel, as in fiscal years 2019 and 2018.

SALES REVENUE BY PRODUCT (R$ millions)	2020	2019	2018 Restated
Diesel	70,984	90,770	86,401
Diesel Subsidy	-	-	5,461
Gasoline	32,074	38,710	42,706
Liquefied petroleum gas (LPG)	17,347	16,400	16,380
Jet Fuel	6,965	15,113	15,430
Naphtha	8,470	6,579	9,017
Fuel oil (including bunker)	4,016	4,038	4,541
Other oil products	13,945	13,453	13,809
Subtotal of oil products	**153,801**	**185,063**	**193,745**
Natural Gas	18,485	23,379	19,904
Renewables and nitrogenous	296	960	1,343
Revenues from non-exercised rights (breakage)	2,283	2,539	2,470
Electricity	5,635	5,196	7,549
Services and others	4,182	3,692	4,916
Domestic market	**184,682**	**220,829**	**229,927**
Exports	80,229	71,612	56,111
Sales abroad	7,158	9,804	24,217
Foreign market	**87,387**	**81,416**	**80,328**
Sales Revenue	**272,069**	**302,245**	**310,255**

(1) Amounts restated in 2019 due to the discontinued operation related to BR Distribuidora, according to section 10.3.

ii.Factors that materially affected the operating results

The main factor that led to the increase in operating income for the year ended December 31, 2020, when compared to the same period in 2019, was the lower Brent prices, the biggest impairment, lower gains from divestments and the devaluation of the Real against the American dollar.

On the other hand, the initiatives that increased resilience, efficiency and the continuity of the work to reduce debt contributed to partially offset the impacts of the crisis, as can be verified by the reversal of past expenses of the AMS plan, resulting from the review of the company's future obligations, the gains from the exclusion of ICMS from the calculation basis of PIS/COFINS, lower general and administrative expenses, lower contingencies and lower interest on debt.

The main factor that led to the increase in operating income in the year ended December 31, 2019, when compared to the same period in 2018, was the gain on disposal of assets, mainly by TAG and E&P assets, increased export revenues, lower production costs and lower contingencies.

These factors were partially offset by higher impairment, mainly in 4Q19, higher selling expenses due to the payment of fees for the use of TAG's gas pipeline, reduction of revenues abroad, due to the sale of PAI's E&P assets, the sale of distribution companies in Paraguay and the Pasadena Refinery, lower average prices and sales volume of oil products in the domestic market, higher costs with imports and higher logistics costs with exports, influenced by the effect of the devaluation of the Real against the Dollar.

The main factors that enabled the improvement in the operating earnings in 2018, when compared to 2017, were the higher prices of oil products in the domestic market, mainly diesel and gasoline, and exports, following the 31% increase in the Brent price and the 14% depreciation of the Real against the Dollar. Despite the higher volume of diesel sales, there was a decrease in the total volume of sales of oil products in the domestic market by 3% and in exports by 10%, due to the lower oil production.

During 2018, there was an increase in costs and sales expenses, mainly due to the payment of tariffs for the use of gas pipelines, higher expenses with government participation and imports, and the occurrence of special items. There was also a reduction in general and administrative expenses.

Finally, the events below also impacted the Company's earnings, namely

- gains with agreements signed with the electric sector;
- positive result with dismantling of areas;
- losses with impairment;
- losses with judicial contingencies; and
- negative exchange effect on contingencies.

b) Variations in revenues attributable to changes in prices, exchange rates, inflation, changes in volumes and introduction of new products and services

Sales revenues related to exports and revenues from sales on the domestic market of oil products parameterized to the international market are influenced by exchange rate variations and variations in international oil prices.

MAIN QUOTATIONS AND AVERAGE PRICES	Fiscal year ended December 31, 2019				
	2020	2019	2018	2020 x 2019 (%)	2019 x 2018 (%)
Quotations					
Brent average (US$/bbl)	41.67	64.30	71.04	(35.2)	(9.5)
Dollar average selling (R$)	5.16	3.95	3.65	31.1	8.2
Dollar final sale (R$)	5.20	4.03	3.87	29	1
Average Price Indicators					
Basic oil products - domestic market (R$/bbl)	254.37	296.01	299.70	(14.1)	(1.2)
Sale price - Brazil					
Oil (US$/bbl) (1)	39.96	61.25	66.66	(34.8)	(8.1)
Natural Gas (US$/bbl)	33.76	46.29	42.87	(27.1)	8
Sale price - Brazil					
Oil (US$/bbl) (2)	-	-	66.13	-	-
Natural Gas (US$/bbl)	-	-	24.34	-	-

(1) Average of export prices and internal transfer prices from the E&P area to the Refining, Transportation and Marketing area (RTC).

(2) As of 2019 the Company no longer discloses International market prices of oil and gas.

TOTAL SALES VOLUME (thousand barrels/day)	Fiscal year ended December 31, 2019				
	2020	2019	2018 Restated	2020 x 2019	2019 x 2018 (%)
Diesel	687	725	731	(5,2)	(0.8)
Gasoline	343	378	402	9,3	(6.0)
Fuel oil	40	39	46	2.6	(15.2)
Naphtha	116	82	97	41,5	(15.5)
LPG	235	229	231	2.6	(0.9)
Jet fuel	60	119	123	(49,6)	(3.3)
Others	182	166	157	9,6	5.7
Total oil products	**1,663**	**1,738**	**1,787**	**(4.3)**	**(2.7)**
Alcohols, renewable nitrogenated and others	8	7	17	14.3	(58.8)
Natural Gas	292	350	345	(16.6)	1.4
Total domestic market	**1,963**	**2,095**	**2,149**	**(6.3)**	**(2.5)**

Exports of oil, oil products and others	957	735	594	30,2	23.7
International sales	85	101	236	(15.8)	(57.2)
Total external market	**1,042**	**836**	**830**	**24,6**	**0,7**
Overall Total	**3,005**	**2,931**	**2,979**	**2,5**	**(1.6)**

(1) Amounts restated in the 2019 financial statements due to the discontinued operation related to BR Distribuidora, according to section 10.3.
(2) Consolidated financial statements for the fiscal years ended December 31, 2018 and comparative period, as per DFP released on February 27, 2018.8.

c) Impact of inflation, price variation of the main supplies and products, foreign exchange and interest rate on the issuer's operating earnings and financial result

2020 x 2019 Analysis

Operating Results

The main impacts on the operating result, in the variables cited, were:

- Products - drop in Brent prices, with consequent lower average realization price of oil products, and reduction in the price of electricity - settlement price of differences (PLD). There was also an increase in export revenues, reflecting the volume and due to the effect of the devaluation of the Real against the Dollar.

- Supplies - lower spending with oil and natural gas imports, influenced by the drop in Brent prices and by the lower volume.

Financial Outcome

The main impact of the variables mentioned was derived from the devaluation of the real against the dollar, liability management and the monetary updating of PIS and Cofins caused by the exclusion of ICMS from its calculation base.

In the fiscal year ending December 31	2020	2019	2020 x 2019 (%)
Financial Revenues	**2,821**	**5,271**	**(46.5)**
Revenue from financial investments and public securities	1,017	2,212	(54.0)
Gains with signed agreements (electric sector)	-	310	-
Interest on Oil and Alcohol Account	417	35	1091.4
Others	1,387	2,714	(48.9)
Financial Expenses	**(31,108)**	**(27,878)**	**11.6**
Financing Expenses	(18,507)	(19,060)	(2.9)
Leasing expenses	(6,806)	(5,973)	13.9
Premium on repurchase of debt securities	(6,139)	(3,380)	81.6
Capitalized finance charges	4,805	5,250	(8.5)
Financial variation of the decommissioning provision	(3,251)	(3,128)	3.9
Others	(1,210)	(1,587)	(23.8)

Monetary and exchange variations, net	**(21,297)**	**(11,852)**	**79.7**
Exchange variations	(6,834)	(253)	2601.2
Reclassification of hedge accounting	(24,308)	(12,397)	96.1
Monetary correction of Pis and Cofins - Exclusion of ICMS in the calculation base	8,886	-	-
Others	**959**	**798**	**20.2**
Total	**(49,584)**	**(34,459)**	**43.9**

2019 x 2018 Analysis

Operating Results

The main impacts on the operating result, in the variables cited, were:

- Products - lower average realization price of oil products, highlighting the prices of gasoline, naphtha and diesel, and reduction in the price of electricity - settlement price of differences (PLD). There was also an increase in revenues from exports, a reflection of the higher prices in Reais due to the effect of the devaluation of the Real against the Dollar.
- Supplies - higher expenses with oil and natural gas imports, influenced by the devaluation of the real against the dollar.

Financial Results

The main impact of the aforementioned variables was derived from the portion of interest added as a result of the adoption of IFRS 16, in addition to debt management, which made it possible to extend the term and reduce the average rate from 6.2% to 5.9% over year.

In the fiscal year ending December 31	2019	2018	2019 x 2018 (%)
Financial Revenues	**5,271**	**8,713**	**(39.5)**
Revenue from financial investments and public securities	2,212	2,051	7.8
Premium on repurchase of debt securities	19	1,190	(98.4)
Gains with signed agreements (electric sector)	310	2,640	(88.3)
Others	2,730	2,832	(3.6)
Financial Expenses	**(27,878)**	**(20,479)**	**(36.1)**
Financing Expenses	(19,060)	(21,528)	11.5
Expenses with commercial leases	(5,973)	(36)	(16491.7)
Premium on repurchase of debt securities	(3,380)	(2,205)	(53.3)
Capitalized finance charges	5,250	6,584	(20.3)
Financial restatement of dismantling provision	(3,128)	(2,366)	(32.2)
Others	(1,587)	(928)	(71.0)

Monetary and exchange variations, net	**(11,852)**	**(11,732)**	**(1.0)**
Exchange variations	(253)	(307)	17.6
Reclassification of hedge accounting	(12,397)	(12,121)	(2.3)
Others	798	696	14.7
Total	**(34,459)**	**(23,498)**	**(46.6)**

10.3 - Events with relevant effects, occurred and expected, on the financial statements

(a) introduction or disposal of operating segment

No change in relation to 2019.

b) incorporation, acquisition or disposal of ownership interest

During 2020, the Company received the amount of R$ 10,212 million from the sale of assets.

The divestments listed below, contracts signed in 2020, as they are subject to precedent conditions, are classified as assets and liabilities maintained for sale:

- Onshore fields in Bahia (Rio Ventura Pole);
- Onshore fields in Espírito Santo;
- Sale of Petrobras Uruguay Distribuición S.A. (PUDSA);
- Sale of onshore fields in Bahia (Recôncavo Pole);
- Onshore fields in Bahia (Remanso Pole);
- Sale of BSBios;
- Eólica Mangue Seco 1; and
- Eólicas Mangue Seco 3 and 4.

The divestments listed below were completed during fiscal year 2020:

- Petrobras Oil & Gas B.V.;
- Pampo and Enchova Poles;
- Polo Macau;
- Remaining 10% stake in Transportadora Associada de Gás S.A. - TAG;
- Baúna Field; and
- Liquigás Distribuidora S.A.

Contingent portion of the sale of stake in exploratory block BM-S-8

On July 28, 2016, Petrobras carried out the sale of its total stake (equivalent to 66%) in block BM-S-8 where the Bacalhau field (former Carcará area) is located, in the pre-salt of the Santos Basin, to Equinor, for US$2.5 billion.

The first two installments in the amount of US$1.55 billion were received in 2016 and 2018. The third installment, in the amount of US$ 950 million, remains contingent, depending on the approval of the Production Individualization Agreement (AIP) by ANP, whose submission to ANP by Equinor occurred on January 29, 2021, or 12 (twelve) months after the submission of the AIP to ANP, whichever occurs first.

Incorporation of Petrobras Negócios Eletrônicos S.A. (E-Petro)

On March 4, 2020, the Board of Directors of Petrobras approved the incorporation of E-Petro, with its extinction, without increasing the capital stock of Petrobras.

Incorporation of subsidiaries

In November and December 2020, the subsidiaries Refinaria de Mucuripe S.A, Refinaria de Manaus S.A., Paraná Xisto S.A. and Refinaria de Mataripe S.A. were incorporated.

For further information, see explanatory note 32 of the December 31, 2020 financial statements.

c) unusual events or operations

COVID

In January 2020, China reported that it had identified a new variant of the coronavirus, COVID-19, which would be spreading rapidly in its population. On March 11, 2020, COVID-19 was declared a pandemic by the World Health Organization (WHO). The social isolation measures resulting from this pandemic affected the global economic environment, reducing demand for oil and oil products and causing a shock to the oil and gas sector.

In early April, the member and non-member countries of the Organization of Petroleum Exporting Countries and their allies (OPEC+) announced a new agreement by which the combined production of the participants would be reduced by 9.7 MM bpd (barrels of oil per day) for the months of May and June, after oil prices in March and April showed a strong reduction in quotations, reaching the lowest price of the year in mid-April ($19.33/bpd). In July 2020, in a new meeting, OPEC decided not to change the planned schedule for implementing the combined production cuts, maintaining the reduction of 9.7 MM bpd for July and 7.7 MM bpd starting in August, remaining at this level until December 2020. On December 3, 2020, the entity decided that the member countries of the organization will increase their production by 500,000 barrels per day per month starting in January 2021. In addition, there may be successive and gradual increases in oil production in subsequent months. With the new agreement, the production cut will be 7.2 million bpd as of January 2021.

Aware of the global crisis, the company also revised some key premises such as price, exchange rate, and demand, because the short, medium, and long-term planning scenarios for these premises were no longer compatible with those approved in the Strategic Plan 2020-2024, reflecting directly in the financial statements for the first quarter of 2020.

The regular monitoring of the projections of its reference price assumptions throughout 2020, in view of the realized prices and the external environment, signaled changes in market conditions, such as the recovery of the Brent oil price and the devaluation of the Real against the Dollar, leading the company to incorporate in its Strategic Plan 2021-2025, approved in November 2020, a revision of the short and medium-term trajectory, but maintaining the convergence of the Brent oil price at US$ 50 per barrel in the long term, such as the projections used to prepare the financial statements for the first three quarters of 2020

This scenario had as the main impact on the financial statements of the 1st quarter 2020, as well as financial statements of December 31, 2020, the results with asset recovery test, as described below:

- oil price and expectations about the growth of the world economy, notably from the end of the 1st quarter of 2020, suffered a consistent decline, as well as the global demand for oil products was also severely affected in this period, leading the company to anticipate the approval of a new set of assumptions compared to those approved in the Strategic Plan (SP) 2020-2024, as well as to make the decision to hibernate mature fields not resilient to this new scenario. With this, losses in the recoverability of assets were recognized in the first quarter of 2020 in the amount of R$ 65 billion.

- At the end of 2020, the company approved its Strategic Plan 2021-2025, revised its reserves by incorporating and updating new production curves, revised its project portfolio, and made updated estimates about economic assumptions, among others. In this context, the losses in the recoverability of assets, recorded in the first quarter, were partially offset, totaling a net loss for 2020 of R$ 34 billion.

For more information, see explanatory note 27 of the December 31, 2020 financial statements.

<u>State amnesty programs</u>

In 2020, Petrobras joined state amnesty programs, as presented below (in millions of reais):

State	Device Legal no.	Benefits obtained	Existing Debts (*)	Reduction Benefit	Amount after benefit
RJ	Law 9041/2020	Reduction of 90% of interest and 90% of fines on tax credits.	3,110	(1,298)	1,812
ES	Decree 4.709-R/2020	Remission of 50% of the due tax, 90% of the due fine and interest.	783	(586)	197
AL	Decree 71.800/2020 Decree 72.199/2020	Reduction of 95% of the fine and interest due Remission of 50% of the tax and 90% of the fine and interest due	32	(24)	8
SE	Decree 40.691/2020	Reduction of 90% of the fine and interest due	16	(10)	6
RN	Law 10.784/2020	Reduction of 95% of the fine and interest due	9	(6)	3
			3,950	(1,924)	2,026

(*) R$ 3,188 were classified as possible loss and R$ 705 refer to spontaneous denunciation (RJ).

<u>Exclusion of ICMS from the PIS and COFINS calculation base</u>

In 2020, Petrobras and subsidiaries obtained a favorable and definitive judicial decision regarding the exclusion of ICMS from the calculation basis of PIS and COFINS contributions and recognized the amount of R$ 16,764 million, recorded in current assets as taxes and contributions. The credits recognized in assets refer to the exclusion of ICMS effectively collected from the calculation basis of PIS and COFINS contributions, whose amounts were paid improperly in competencies between the months of October 2001 and August 2020.

The recognition of the credits as assets complies with technical pronouncement CPC 25 - Provisions, Contingent Liabilities, and Contingent Assets, as the entry of economic benefit for the company is practically certain, since (i) the unappealable decision in 2020 constitutes a direct that ceased to be contingent on the date of this decision; and (ii) the measurement methodology adopted is uncontroversial as it is that accepted by the Brazilian Federal Revenue Service (RFB).

For further information, see explanatory note 17.1 of the December 31, 2020 financial statements.

<u>AMS Plan</u>

On December 31, 2020, considering the changes in the proportion of the costing of the AMS Plan brought about by the signature of ACT 2020-2022 caused a change in the plan, the company recognized a gain in the earnings for the year of R$ 13.1 billion (R$ 12.8 billion in the Parent Company) as a past service cost, part of which was recognized in costs and expenses related to active participants and part recognized in other operating expenses related to assisted participants. For further information, see explanatory note 19.1 of the financial statements of December 31, 2020.

<u>Exclusion of ICMS from the PIS and COFINS calculation base</u>

The company filed a lawsuit against the Federal Government claiming the unconstitutionality of the inclusion of ICMS in the calculation base of PIS and COFINS from 2001 to 2020. This lawsuit was fully upheld, recognizing that Petrobras had the right to offset the amounts unduly paid under PIS and COFINS, with this decision being final and the respective asset recognized in the fiscal year 2020, according to explanatory note 17 of Taxes.

The credit recognized in the assets refers to the exclusion of the ICMS effectively collected from the calculation base of the PIS and COFINS contributions, as per orientation of the Federal Revenue Service of Brazil (COSIT Consultation Solution 13), while the difference for the ICMS criterion highlighted on the invoice was not recorded in the assets, since it still depends on a decision of the STF.

Events arising from "Operation Car Wash"

In 2009, the Brazilian Federal Police began an investigation called Operation Car Wash, aimed at investigating money laundering practices by criminal organizations in several Brazilian states. Operation Car Wash is an extremely broad investigation regarding several criminal practices being carried out by several work fronts, whose scope involves crimes committed by agents acting in various parts of the country and different sectors of the economy.

As of 2014, the Federal Public Prosecutor's Office focused part of its investigations on irregularities committed by Petrobras contractors and suppliers and uncovered a wide scheme of improper payments, which involved a large number of participants, including former Petrobras employees.

The Company has always collaborated with the work of the Public Prosecutor's Office, the Federal Police, the Internal Revenue Service and other competent authorities since the beginning of the investigations.

Petrobras is officially recognized as a victim of the crimes investigated in "Operation Car Wash" and will continue to adopt the appropriate legal measures against the individuals and legal entities, including former employees and political agents, who caused financial and image damages to Petrobras. As a victim, the Company has received, since the beginning of "Operation Car Wash", reimbursements that have already reached R$ 4.948 billion.

The following are unusual operations from 2018, 2019 and 2020, as a result of Operation Car Wash:

(a) Securities and Exchange Commission - SEC and U.S. Department of Justice - DoJ

On November 21, 2014, Petrobras received a subpoena from the US Securities and Exchange Commission (SEC) requesting documents relating to the Company regarding, among other items, Operation Car Wash and any charges related to violations of the U.S. Foreign Corrupt Practices Act. The U.S. Department of Justice (DoJ) was conducting a similar proceeding.

On September 27, 2018, Petrobras disclosed the closing of agreements to close SEC and DoJ investigations related to the Company's internal controls, accounting records and financial statements during the period from 2003 to 2012.

The agreements completely closed the investigations of the US authorities and established payments of US$ 85.3 million to the DoJ and US$ 85.3 million to the SEC. Additionally, they recognized the allocation of US$ 682.6 million to the Brazilian authorities. Thus, the amount of US$ 853.2 million was recorded in other operating expenses in the third quarter of 2018.

Petrobras already paid, in October 2018, US$ 85.3 million to the DoJ, deposited, in January 2019, US$ 682.6 million earmarked to the Brazilian authorities, and, in March 2019, paid the last US$ 85.3 million earmarked to the SEC.

The settlements served the best interests of Petrobras and its shareholders and ended uncertainties, burdens and costs associated with potential litigation in the United States.

b) U.S. Commodity Futures Trading Commission - CFTC

On May 30, 2019, Petrobras was contacted by the U.S. Commodity Futures Trading Commission - CFTC with requests for information regarding trading activities that are the subject of investigation in Operation Car Wash. Petrobras will continue to cooperate with the authorities, including the CFTC, in connection with any investigation.

c) Class Action in the Netherlands

On January 23, 2017, Stichting Petrobras Compensation Foundation ("Foundation") filed a class action lawsuit in the Netherlands in the Rotterdam District Court against Petróleo Brasileiro S.A. - Petrobras, Petrobras International Braspetro B.V. (PIB BV), Petrobras Global Finance B.V. (PGF), Petrobras Oil & Gas B.V. (PO&G) and certain former Petrobras managers.

The Foundation alleges that it represents the interests of an unidentified group of investors and claims that, based on the facts revealed by Operation Car Wash, the defendants have acted unlawfully towards the investors. Based on these allegations, the Foundation seeks a series of judicial declarations from the Dutch court.

On August 23, 2017, a hearing was held at the Rotterdam District Court ("Court") to establish the case schedule. Petrobras and other defendants filed preliminary defenses on November 29, 2017, and the Foundation filed its response on March 28, 2018. On June 28, 2018, a hearing was held for oral arguments by the parties. On September 19, 2018, the Court issued its decision on these preliminary issues, finding that it has jurisdiction to hear most of the claims made by the Foundation. There was no analysis regarding the merits of the case, as the court ruled only on procedural issues.

On January 29, 2020, the Court determined that shareholders who understand Portuguese and/or who bought shares through intermediaries or other agents that understand such language, among other shareholders, are subject to the arbitration clause provided for in the company's bylaws, and are excluded from the class action proposed by the Foundation. The Court also considered the binding effect of the agreement signed to terminate the United States class action. Thus, the Foundation needs to demonstrate that it represents a sufficient number of investors to justify pursuing a class action in the Netherlands. The Foundation and Petrobras have come forward regarding the issues addressed in said decision and presented their oral arguments at a hearing held on January 26, 2021.

The class action concerns complex issues and the outcome is subject to substantial uncertainties, which depend on factors such as: the legitimacy of the Foundation to represent the interests of investors, the laws applicable to the case, the information obtained from the production of evidence phase, expert analyses, timeline to be defined by the Court and judicial decisions on key issues of the case as well as the fact that the Foundation seeks only a declaratory relief. It is not possible to predict at this time whether the Company will be responsible for the actual payment of compensation in any future individual actions, as this analysis will depend on the outcome of these complex proceedings. Moreover, it is not possible

to know which investors will be able to file subsequent individual actions related to this matter against Petrobras.

Furthermore, the allegations made are broad, cover a multi-year period and involve a wide variety of activities, and in the current scenario the impacts of these allegations are highly uncertain. The uncertainties inherent in all of these issues affect the value and duration of the final resolution of this action. As a result, Petrobras is unable to estimate a possible loss resulting from this action. Petrobras is a victim of the corruption scheme revealed by the Operation Car Wash and intends to present and prove this condition before the Dutch court.

In view of the uncertainties existing at the moment, it is not possible to make any safe assessment regarding possible risks related to this litigation. The eventual compensation for the alleged damages will only be determined by court decisions in subsequent actions to be filed by individual investors. The Foundation cannot demand compensation for damages in the scope of the collective action.

Petrobras and its subsidiaries deny the allegations made by the Foundation and intend to defend themselves firmly.

d) Arbitrations in Brazil

Petrobras responds to seven arbitrations filed before the Market Arbitration Chamber, linked to B3 - Brasil, Bolsa, Balcão. Six of these arbitrations were filed by multiple national and foreign investors. The other, filed by an association that is not a shareholder of the Company, intends to be collective, by representing all the minority shareholders of Petrobras who acquired shares in B3 between January 22, 2010 and July 28, 2015. The investors want the Company to indemnify them for the alleged financial losses caused by the decrease in the price of Petrobras shares listed on the stock exchange in Brazil, resulting from the acts revealed by Operation Car Wash.

These arbitrations involve very complex issues, subject to substantial uncertainties and that depend on factors such as: unpublished legal theses, timelines yet to be defined by the Arbitral Tribunals, the obtaining of evidence held by third parties or opponents and expert analysis.

Furthermore, the claims formulated are broad and cover several years. The uncertainties inherent in all these issues affect the amount and timing of the final decision of these arbitrations. As a result, the Company is unable to produce a reliable estimate of the potential loss in these arbitrations.

Depending on the outcome of all these cases, the Company may have to pay substantial amounts, which could have an adverse material effect on its financial condition, its consolidated earnings or its consolidated cash flow in a given period. However, Petrobras does not recognize liability for the alleged losses alleged by investors in these arbitrations, nor the appropriateness of collective arbitration.

Most of these arbitrations are still far from an outcome, either in preliminary stages or beginning the phase of production of evidence, so there is no forecast for a judgment from the respective arbitration tribunals.

However, in one of the arbitrations, proposed by two institutional investors, on May 26, 2020, a partial arbitral judgment was rendered that indicates the company's liability, but does not determine the payment of amounts by Petrobras, nor does it terminate the proceedings. This

arbitration is confidential, as are the other arbitrations in progress, and the partial judgment does not represent a position of the CAM, but only of the three arbitrators who make up this arbitration panel, and does not extend to the other existing arbitrations.On July 20, 2020, Petrobras filed a lawsuit for the annulment of this partial arbitration judgment, believing that it contains serious flaws and improprieties. On November 11, 2020, the 5th Business Court of Rio de Janeiro annulled the partial arbitral judgment, due to the serious flaws and improprieties pointed out by Petrobras. This decision can still be appealed. In respect for the CAM rules, the lawsuit is being handled in secret. Petrobras reiterates that it will continue to defend itself vigorously, in respect to its current shareholders, in all arbitrations to which it is a party.

e) Arbitration in Argentina

On September 11, 2018, Petrobras was served with the arbitration demand proposed by Consumidores Financieros Asociación Civil para su Defensa ("Association") against the Company and other individuals and legal entities, before the Arbitration Court of the Buenos Aires Stock Exchange ("Arbitration Court"). Among other issues, the Association alleges the responsibility of Petrobras for an alleged loss of market value of Petrobras shares in Argentina, due to the facts revealed by Operation Car Wash.

On June 14, 2019, the Company reported that the Arbitral Tribunal recognized the withdrawal of the arbitration due to the Association's failure to pay the arbitration fee on time. The Association appealed to the Argentine Judiciary against this decision, and the appeals were rejected by the Court of Appeals on November 20, 2019. The Association filed a new appeal addressed to the Supreme Court of Argentina, and a final decision is pending.

Petrobras denies the allegations presented by the Association and will strongly defend itself in the arbitration in reference.

f) Civil Inquiry to investigate potential damages caused to investors in the securities market

On December 15, 2015, Civil Inquiry Ordinance No. 01/2015 was issued by the Public Prosecutor's Office of the State of São Paulo (MP/SP), initiating a Civil Inquiry to investigate potential damages caused to investors in the securities market, with Petrobras as the Respondent. After a decision by the Attorney General's Office, this inquiry was sent to the Federal Public Prosecutor's Office since the MP/SP does not have legal authority to conduct the proceedings. The Company has been providing all relevant information.

g) Criminal lawsuits in Argentina

Petrobras was included as a defendant in criminal lawsuits in Argentina:

(i) (i) Criminal action for alleged failure to comply with the obligation to publish as a "relevant fact" in the Argentine market the existence of a collective action filed by Consumidores Financieros Asociación Civil para su Defensa before the Commercial Court, in accordance with the provisions of the Argentine capital markets law. It is worth noting that Petrobras was never cited in the scope of this collective action. Petrobras has presented procedural defenses in the criminal action, but some of them have not yet been decided by the judge. This criminal action is before the Criminal Economic Court No. 3 of the city of Buenos Aires;

(ii) Criminal action related to an alleged fraudulent offering of securities, aggravated by the fact that Petrobras allegedly declared false data in its pre-2015 financial statements. Petrobras has filed procedural defenses, but some of them have not

yet been decided by the judge. On 09/14/2020, the judge in charge accepted the Company's defense of immunity from jurisdiction and ruled that Petrobras cannot be sued in a criminal action before the Argentine Justice. The Association appealed against this decision, and the appeal is pending. This criminal action is before the Criminal Economic Court No. 2 of the city of Buenos Aires.

10.4 - Relevant Changes in the Accounting Practices - Exceptions and Emphasis in the Auditor's Expert Opinion

a) Significant changes in accounting practices

The accounting policies and calculation methods used in the preparation of the Company's annual financial statements for the year ended December 31, 2020 are the same as those adopted in the preparation of the Company's annual financial statements for the year ended December 31, 2019.

b) Significant effects of changes in accounting practices

Not applicable.

c) Considerations and emphases present in the auditor's opinion

There were no qualifications in the relative opinions of our independent auditors to the 2020, 2019 and 2018 financial statements.

10.5 - Critical Accounting Policies

Significant estimates and judgments

The preparation of financial statements requires the use of estimates and judgments for certain transactions that reflect on the recognition and measurement of assets, liabilities, revenues and expenses. The assumptions used are based on historical data and other factors considered relevant and are periodically reviewed by Management. The actual results may differ from the estimated values. The impacts of COVID-19 and the change in the economic environment have been considered in preparing these financial statements.

Information is presented below on estimates that require a high degree of judgment or complexity in their application and that may materially affect the company's financial position and results.

Oil and natural gas reserves

Oil and natural gas reserves are calculated based on economic, geological, and engineering information, such as well profiles, pressure data, and fluid sample data. The reserves are used for the calculation of depreciation/depletion/amortization rates in the unit-of-production method, in the asset recoverability tests (impairment), in the calculations of provisions for decommissioning areas and are also related to highly probable exports that are subject to cash flow hedges.

The reserve estimate is subject to revision, at least annually, based on the re-evaluation of pre-existing data and/or new information available related to the production and geology of the reservoirs, as well as changes in prices and costs used in the estimate. Revisions can also result from significant changes in the company's development strategy or production capacity.

The company calculates reserves according to the SEC (Securities and Exchange Commission) and ANP/SPE (National Agency of Petroleum, Natural Gas and Biofuels - ANP/Society of Petroleum Engineers - SPE) criteria. The main differences between these criteria are associated mainly with the use of different economic assumptions and the possibility of considering as reserves, in the ANP/SPE criterion, the volumes expected to be produced beyond the contractual concession term in the Brazilian fields, according to the ANP's technical regulation of reserves.

According to the definition established by the SEC, proved oil and gas reserves are the quantities of oil and gas that, through analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible as of a given date, from known reservoirs, and under existing economic conditions, operating methods, and government regulation. Proved reserves are subdivided into developed and undeveloped.

Developed proved reserves are those from which recovery can be expected: (i) by means of existing wells, equipment and operating methods, or in which the cost of the required equipment is relatively small compared to the cost of a new well; or (ii) by means of extraction equipment and operating infrastructure installed at the time of the reserve estimate, if extraction is by means not involving a well.

While the company understands that proven reserves will be produced, the quantities and timing of recovery may be affected by a number of factors, which include the completion of development projects, reservoir performance, regulatory issues, and significant changes in long-term oil and natural gas price levels.

Further information on reserves is presented in the supplementary information on oil and natural gas exploration and production activities.

a) Impact of oil and natural gas reserves on depreciation, depletion and amortization

The estimates of proved reserves volumes used in the calculation of depreciation, depletion and amortization rates, under the unit-of-production method, are prepared by specialized professionals of the company, in accordance with the definitions established by the SEC. Revisions to developed and undeveloped proved reserves impact prospectively the amounts of depreciation, depletion and amortization recognized in the results and the book values of oil and natural gas assets.

Thus, keeping the other variables constant, a reduction in the estimate of proved reserves would prospectively increase the periodic amount of expenses with depreciation/depletion/amortization, while an increase in reserves would prospectively result in a reduction in the periodic amount of expenses with depreciation/depletion/amortization.

b) Impact of oil and natural gas reserves on impairment *test*

For the calculation of the recoverable value of assets linked to the exploration and development of oil and natural gas production, the estimated value in use is based on proven reserves and probable reserves in accordance with the criteria established by the ANP/SPE.

c) Impact of oil and natural gas reserves on cost estimates for decommissioning obligation areas

The estimate of the moment of realization of the costs with obligations of decommissioning of areas is based on the time of exhaustion of proved reserves in accordance with the criteria established by the ANP/SPE. Revisions in reserve estimates that imply changes in the timing of depletion can affect the provision for decommissioning areas.

d) Impact on highly probable exports that are subject to cash flow hedges

The calculation of "highly probable future exports" is based on the exports forecast in the Strategic Plan and changes in the oil and gas production forecast may impact expectations regarding future exports and, consequently, the designations of hedge relationships.

Assumptions for Impairment Tests

The impairment tests involve uncertainties related mainly to key assumptions: average price of Brent and average exchange rate (real/dollar), whose estimates are relevant for practically all the company's business segments. A significant number of interdependent variables for determining value in use, whose application in impairment testing involves a high degree of complexity, are derived from these estimates.

The oil and natural gas markets have a history of significant price volatility, and while there may occasionally be significant price declines, over the long-term prices tend to continue to be dictated by market supply and demand fundamentals.

The projections related to the key assumptions are derived from the Strategic Plan and are consistent with market evidence, such as independent macroeconomic forecasts, industry and expert analysis. Statistical tests, such as backtesting and feedback, are also performed to continuously improve the company's forecasting techniques.

The company's price forecasting model is based on a non-linear relationship between variables that aim to represent the fundamentals of market supply and demand. This model also considers the impact of Organization of Petroleum Exporting Countries (OPEC) decisions, industry costs, idle capacity, oil and gas production forecasted by specialized firms, and the relationship between the oil price and the US dollar exchange rate.

The process of elaborating the exchange rate projections is based on econometric models that use as explanatory variables the long-term trend involving mainly observable data, such as commodity prices, country risk, the US interest rate, and the value of the dollar against a basket of currencies (Dollar Index Indicator).

Changes in the economic environment may generate changes in assumptions and consequently the recognition of impairment losses (or reversals of losses) on certain assets or CGUs, since, for example, the price of Brent directly impacts the company's sales revenues and refining margins, while the exchange rate of the US dollar against the Brazilian real essentially impacts investments and operating expenses.

Changes in the economic and political environment can also result in higher country risk projections causing the discount rates used in *impairment tests to rise*.

Reductions in future oil and natural gas prices that are considered a long-term trend, as well as negative effects resulting from significant changes in the volume of reserves, the expected production curve, extraction costs, or discount rates, as well as investment decisions that result in the postponement or interruption of projects, may be indications of the need to perform asset recoverability tests.

The recoverable value of certain assets may not substantially exceed their carrying amounts and, for this reason, it is reasonably possible that impairment losses will be recognized for these assets in the coming years due to the observation of a different reality in relation to the assumptions made

Definition of cash-generating units for impairment tests

This definition involves judgments and evaluation by the Management, based on its business model and management. Changes in the CGUs may occur due to the review of investment, strategic or operational factors that may result in changes in the interdependencies between assets and, consequently, in the aggregation or disaggregation of assets that were part of certain CGUs, which may cause additional losses or reversals in the recovery of assets. The level of disaggregation of assets into CGUs can go as far as assets being tested individually. The definitions adopted are the following:

a) CGUs of the E&P segment:

i. Field or cluster of oil and gas production: composed of a set of assets linked to the exploration and development of the production of a field or cluster (a set of two or more fields) in Brazil or abroad. On December 31, 2020, the CGUs in the Exploration and Production segment in Brazil totaled 132 fields and 30 poles. Drilling rigs are not associated with any CGU and are tested individually for recoverability.

b) CGUs in the RTM segment:

i. Downstream CGU: set of assets that comprise the refineries, terminals and pipelines, as well as the logistics assets operated by Transpetro, with the combined and centralized operation of logistics and refining assets, with the common goal of serving the market at the lowest global cost and, above all, preserving the strategic value of the set of assets in the long term. Operational planning is done in a centralized way and the assets are not managed, measured or evaluated by their individual economic-financial results in isolation. The refineries do not have the autonomy to choose the oil to be processed, the mix of oil products to be produced, the markets to which they will be destined, what portion will be exported, which intermediaries will be received, and the sales prices of the products. The operational decisions are analyzed by means of an integrated operational planning model for market service, considering all the production, import, export, logistics and stock options and seeking to maximize the company's global performance. The decision on new investments is not based on the individual evaluation of the asset where the project will be installed, but on the additional result for the CGU as a whole. The model that supports all of the planning, used in the technical and economic feasibility studies of new investments in refining and logistics, seeks to allocate a certain type of oil, or mix of oil products, to define market service (area of influence), aiming for the best results for the integrated system. Pipelines and terminals are complementary and interdependent parts of the refining assets, with the common objective of serving the market;

ii. UGC Rio de Janeiro Petrochemical Complex (Comperj): assets referring to train 1 of Comperj. Only the utilities module is under construction, the necessary infrastructure to serve the UPGN of the integrated route 3 project. The assets are tested separately.

iii. UGC 2nd refining train RNEST: assets from the second refining train of Refinaria Abreu e Lima and associated infrastructure, tested separately.

iv. Transport CGU: assets from Transpetro's fleet of ships. In 2020, the Cartola and Ataulfo Alves ships were excluded from the CGU due to the end of their operations. These ships are now being tested separately;

v. PANAMAX CGU: PANAMAX class ships under construction (EI-512, EI-513 and EI-514);

vi. Comboios-Hidrovia CGU: set of vessels (convoys) under construction for the Hidrovia project (ethanol transportation along the Tietê River);

vii. SIX CGU: shale processing plant; and

viii. Other CGUs: overseas assets valued at the smallest identifiable group of assets that generates cash inflows independent of the cash inflows from other assets or other groups of assets.

c) (c) Gas & Power segment CGUs:

i. Natural Gas CGU: set of assets that make up the natural gas commercial network (gas pipelines) and the natural gas processing units (UPGN), consolidating the natural gas purchasing, transportation and treatment segments, in order to enable the

commercialization of natural gas and its liquids (LPG, NGL and Ethane). During 2020, the management decided to stop the operations of UPGN Atalaia, which will now be tested in isolation.

ii. CGUs Nitrogen Fertilizer Units: the fertilizer and nitrogen plants, tested in isolation.

iii. UGC Energia: set of assets that make up the portfolio of thermoelectric plants (UTE).

iv. Termocamaçari CGU: the assets of the Termocamaçari TPP, tested in isolation due to the lack of future operating prospects.

v. Other CGUs: overseas assets valued at the smallest identifiable group of assets that generates cash inflows independent of the cash inflows from other assets or other groups of assets.

d) CGUs in the Biofuel business

i. Biodiesel CGU: set of assets that make up the biodiesel plants. The definition of the CGU, with a joint evaluation of the plants, reflects the process of planning and carrying out production, considering the conditions of the domestic market and the supply capacity of each plant, as well as the results achieved in auctions and the supply of raw material; and

ii. Quixadá CGU: Quixadá-CE Biodiesel Plant, tested separately due to the decision to close its operations.

Pension and other post-employment benefits

The actuarial commitments and costs with defined benefit pension and retirement plans and health care plans depend on a series of economic and demographic assumptions, among which the main ones used are:

- Discount rate - comprises the projected market-based inflation curve plus real interest computed using an equivalent rate that matches the maturity profile of the pension and health care obligations with the future return curve of longer-term Brazilian government bonds; and

- Medical and hospital cost growth rate - assumption represented by the projected growth rate of medical and hospital costs, based on the company's historical disbursements for each individual (per capita) over the last five years, which equals the general inflation rate of the economy over 30 years.

These and other estimates are reviewed annually and may differ from actual results due to changes in market and economic conditions and the behavior of the actuarial assumptions.

Estimates related to lawsuits and contingencies

The company is a party to arbitrations, lawsuits and administrative proceedings involving civil, tax, labor and environmental issues arising in the normal course of its operations and uses estimates to recognize the amounts and probability of outflow of resources based on technical opinions and assessments of its legal advisors and Management's judgments.

These estimates are made individually or by grouping cases with similar theses and essentially take into consideration factors such as the analysis of the requests made by the plaintiffs, the robustness of the existing evidence, case law precedents of similar cases and doctrine on the subject. Specifically, for labor suits of outsourced workers, the company estimates the expected loss through a statistical procedure due to the volume of suits with similar characteristics.

Arbitration, judicial and administrative decisions in lawsuits against the company, new jurisprudence and changes in the existing body of evidence may result in changes in the probability of outflow of resources and their measurement through analysis of their grounds.

Estimates of costs with obligations of dismantling of areas

The company has legal obligations to remove equipment and restore land or marine areas at the end of operations, the latter being the most significant. Cost estimates of future environmental removal and recovery are made based on current information on expected costs and reclamation plans. These obligations are recognized at present value using a risk-free discount rate adjusted for the company's credit risk. Due to the long periods until the abandonment date, variations in the discount rate, however small, can cause large variations in the recognized value.

The calculations of these estimates are complex and involve significant judgments since: i) the obligations will occur over the long term; ii) the contracts and regulations have subjective descriptions of the removal and restoration practices and the criteria to be met at the time of the actual removal and restoration; and iii) the technologies and costs of asset removal are constantly changing along with environmental and safety regulations.

The Company is constantly conducting studies to incorporate technologies and procedures in order to optimize the abandonment operations, considering industry best practices. However, the timing and amounts of future cash flows are subject to significant uncertainties.

Deferred income taxes

The company makes judgments to determine the recognition and amount of deferred taxes in the financial statements. Deferred tax assets are recognized if it is probable that future taxable profits will be available. The determination of the recognition of deferred tax assets requires the use of estimates contained in the Strategic Plan for the Petrobras Group, which is annually approved by the Board of Directors. This plan contains the main assumptions that support the measurement of future taxable income which are: i) price of Brent; ii) exchange rate; iii) net financial result.

Export cash flow hedge accounting

The calculation of "highly probable future exports" is based on the exports forecasted in the current Strategic Plan, representing a portion of the projected values for export revenue. The value estimated as highly probable is obtained considering the future uncertainty about the price of oil, oil production and demand for products in a model of optimization of the company's operations and investments, besides respecting the historical profile of the volume exported in relation to the total production of oil. The values of future exports are recalculated at each change of premise in the projection of the Strategic Plan (SP). The methodology used for its calculation and its respective parameters are reassessed at least once a year.

Write-off of additional expenses improperly capitalized

The company developed a methodology and performed write-offs of R$ 6,194 million in the third quarter of 2014, relating to capitalized costs representing amounts paid on the acquisition of property, plant and equipment in prior years.

The company continues to monitor the results of ongoing investigations and the availability of further information regarding the improper payments scheme. No new information was identified in the preparation of the financial statements for the year ended December 31, 2020 that would indicate the possibility of a material change in the amount written off.

Expected credit losses

The provision for expected credit losses (ECL) for financial assets is based on assumptions of default risk, determination of whether a significant increase in credit risk will occur, recovery factor, among others. For this, the company uses judgments in these assumptions, as well as information about payment delays and evaluations of the financial instrument based on external risk ratings and internal valuation methodologies.

Leases

The company uses incremental rates on company loans to discount cash flows from lease payments, the implied rates of which cannot be determined immediately. The incremental rates are estimated from the corporate funding rates (obtained from the yields of securities issued by Petrobras), which take into account the company's risk-free rate and credit risk premium, adjusted to reflect the specific conditions and characteristics of the lease, such as the risk of the country's economic environment, the impact of guarantees, currency, duration of the respective payment flow and the start date of each contract.

Uncertainty over Income Tax Treatment

Uncertainty of income tax treatment represents the risk that the tax authority will not accept a certain tax treatment applied by the company. The Company estimates the probability of acceptance of the uncertain tax treatment by the tax authority based on technical evaluations of its legal advisors, considering case law precedents applicable to the tax legislation in force, which may be impacted mainly by changes in tax rules or court decisions that alter the analysis of the grounds for uncertainty.

10.6 - Material Items not Included in the Financial Statements

The following table summarizes the off-balance obligations as of December 31, 2020:

Contractual obligations

Payments due per period (R$ million)					
	Total	2021	2022-2023	2024-2025	2026 onwards
Other contractual commitments (1)					
Gás natural ship or pay	115,602	12,076	24,152	24,185	55,189
Contracted services	430,859	9,504	101,005	112,643	207,707
NG purchase commitment (2)	14,450	3,582	6,060	4,808	-
Commitments related to leases not yet entered into	350,299	37,508	84,536	10,967	217,288
Short-term leases	500	500	-	-	-
Purchase commitments	26,817	8,225	10,261	7,811	520
Total	**938,527**	**71,395**	**226,014**	**160,414**	**480,704**

(1) Does not include the amount of net obligations with pension and health plan of R$ 83,503 million.
(2) The current import contract was initially scheduled to end on December 31, 2019, being automatically extended until the entire maximum contracted volume is withdrawn by Petrobras.

b. other items not evidenced in the financial statements

There are no other items not evidenced in the financial statements that are not in the previous item.

10.7 - Comments on items not evidenced in the financial statements

a) how such items change or may change revenues, expenses, operating income, financial expenses or other items in the issuer's financial statements

The contracts not evidenced in the financial statements are related to the Company's operating activities and the accounting record will result from the effective use of the good or service. Such items do not yet meet the criteria for recognition of liabilities, as they are obligations arising from contracts that have not yet been fully performed and, consequently, there is no recognition of the corresponding assets or expenses.

b) nature and purpose of the transaction

See item "a" above.

c) nature and amount of the obligations assumed and rights generated in favor of the issuer as a result of the transaction

See item "a" above.

10.8 Business Plan

a) Investments, including:

i.quantitative and qualitative description of ongoing and planned investments:

In November 2020, the Petrobras Board of Directors approved the Strategic Plan for the five-year period 2021-2025 (PE 2021-2025).

Petrobras reaffirms its vision of "Being the best energy company in generating shareholder value, with a focus on oil and gas and with safety, respect for people and the environment." To do so, the company aims to eliminate the performance gap that separates it from the best global oil and gas companies (concept Mind the Gap) and presents the dual resilience model: economic, resilient to low oil price scenarios; and environmental, with a focus on low carbon.

The plan maintains the five pillars that act as support for the implementation of the company's set of strategies, and two themes that cut across the strategic pillars - cultural transformation and digital transformation:


CULTURAL TRANSFORMATION
Maximization of return on capital employed
Portfolio management, natural owner
Discipline in capital allocation
Value over volume
Reduction of cost of capital
Deleveraging path
Transparency and liability management
Relentless search for low costs and efficiency
Resilience to low-price scenarios
Meritocracy
Value Culture
Merit-based variable compensation program
FVA®
Safety, health, respect for people and the environment
Transparent communications
Safety culture
Decarbonization and renewable fuels
DIGITAL TRANSFORMATION

The company's strategies were adjusted, defining the focus of actions for the segments detailed below:

Exploration an Production	_Maximize portfolio value, focusing on deep and ultra-deepwaters, seeking operational efficiency, recovery factor optimization,partnerships and low greenhouse gas intensity; and _Grow sustained by world-class oil and gas assets in deep and ultra-deepwaters.
Gas and Energy	_Act competitively in the trading of our own gas; _Optimize the thermoelectric portfolio focusing on self-consumption and trading of its own gas; and _Withdraw from gas distribution and transport completely.
Refining	_Operate competitively in refining activities, with assets focused on the proximity of the oil supply and of the consumer market; _Withdraw from fertilizers, LPG and biodiesel businesses completely; and _Add value to the refining park with more efficient processes and new Biorefining products, such as Biokerosene and Renewable Diesel Fuel, moving towards a low carbon market.
Logistics & Trade	_Provide and manage integrated logistics solutions, ensuring an optimal allocation of assets, inputs, and products, with competitive costs, operation sustainability, reliability and security; and _Operate in the oil and oil product trade, in a competitive environment, generating value for the company and its customers through the integration of our production chain and subsidiaries.
Energy Transition	_Undertake research aimed at operating, in the long term, in petrochemical and renewable energy businesses with a focus on wind and solar power in Brazil.
Competitiveness	_Transform us digitally by delivering solutions to challenges, empowering our employees, generating value and increasing operational safety; _Develop critical skills and a high performance culture to meet the new company challenges using economic value added as a management tool; _Constantly pursue a competitive and efficient cost and investment structure with a high safety standard and respect for the environment; and _Strengthen our credibility and reputation.

The PE 2021-25 presents four top metrics that should directly impact the compensation not only of executives, but of all company employees in 2021. Two metrics are related to sustainability (ESG).

Petrobras keeps the TRI indicator (total recordable injury rate per million man-hours) as a top metric for 2021, but adjusts the target to below 0.7, reinforcing respect for life. Following the example of the Zero Fatality Ambition inserted in the 2020 Plan, the Zero Spill Ambition was inserted for the 2021-2025 PE, in order to reinforce Petrobras' commitment to the environment.

The infographic below illustrates the company's metrics for 2021.

TARGETS 2021

AMBITION: zero fatalities and zero leakage

GHG Intensity[1]	Spilled volume[2]	Gross debt	ΔEVA®	TRI[3]
E&P 17 $kgCO_2e$/boe **Refining** 40 $kgCO_2e$/CWT	120 m^3 Alert limit	US$ 67 billion	US$ 1.6 billion	< 0.7

1) Intensity of Greenhouse Gases Effect emissions
2) VAZO: Spilled volume of oil and oil products
3) Total Recordable Injuries

Debt reduction and financial deleveraging will continue to be priorities, with operating cash generation and divestments being key to these ends. From January 2019 to September 2020, even with the impacts of Covid-19 and the oil shock in 2020, the company managed to reduce gross debt by US$ 31 billion and maintained its goal of reaching US$ 60 billion by 2022.

The projected CAPEX for the 2021-2025 period is US$ 55 billion, of which 84% is allocated to Oil and Gas Exploration and Production (E&P). Of that total, US$ 35 billion are dedicated investments for growth ("Growth CAPEX") and US$ 20 billion are related to maintenance ("Sustaining CAPEX").

PROJECTED INVESTMENTS 2021-2025


TOTAL CAPEX[1] DISTRIBUTION
55
US$ billion
46.5
2
2
1
4
E&P - 84%
Refining - 7%
Gas & Energy - 2%
Logistics & Commercialization - 4%
Corporate - 3%
ANNUAL DISTRIBUTION
10
11
12
12
10
8.1
9.1
10.5
10.2
8.7
2021
2022
2023
2024
2025
E&P
Refining
G&E
L&C
Corporate
Growth CAPEX: 63%

Of the US$ 46.5 billion of investments in E&P, 70% will be allocated for pre-salt assets, particularly in the Búzios field, where 36% of the total investment foreseen for the E&P segment in the 2021-2025 timeframe should be allocated. The allocation is adherent to the company's

strategic positioning, with a focus on world-class assets in deep and ultra-deep waters, of which it is the natural owner, taking into account the quality of its human capital, technological knowledge stock, and capacity to innovate.

The estimated CAPEX for the Campos Basin is US$ 13 billion. In addition, it is planned to invest in other basins outside Southeast Brazil about US$ 1 billion in exploration of the Equatorial Margin and US$ 2 billion in the Sergipe deepwater development project.

The scarcity of capital imposes competition between projects for funding, with only those that are resilient to the Brent oil price of US$ 35/bbl being approved.

PROJECTED E&P INVESTMENTS 2021—2025


MARLIM LUSTER
RONCADOR
BARRACUDA/CARATINGA
SEAP
14%
25%
22%
46.5
US$ billion
3%
36%
TUPI
JUBARTE
SÉPIA
ATAPU
MERO
SAPINHOÁ
ITAPU
BERBIGÃO/SURURU
Post-Salt
Exploration
Other Pre-Salt
Búzios
Others
Pre-Salt 70%
Growth CAPEX: 69%

The figure below allows us to visualize the expected entry of 13 new FPSOs by 2025, eleven in the pre-salt and two in the post-salt.

FPSO PROJECTS

6 fields and 13 new FPSOs from 2021 to 2025


2021
2022
2023
2024
2025
MERO 1
FPSO GUANABARA
SÉPIA
FPSO CARIOCA
BÚZIOS 5
FPSO ALM. BARROSO
ITAPU
P-71
MERO 2
FPSO SEPETIBA
MARLIM 1
FPSO A. GARIBALDI
MARLIM 2
FPSO ANNA NERY
IPB
BÚZIOS 6
FPSO ALM. TAMANDARÉ
MERO 3
FPSO MAL. DUQUE DE CAXIAS
BÚZIOS 7
P-78
BÚZIOS 8
P-79
MERO 4

In the Refining segment, the intention is to be smaller in production capacity, however, generating more value. This will be possible by focusing on the premium market, close to consumption, oil supply and logistics. Of the 13 current refineries, located in various regions of the country, the aim is to keep the five refineries in the Southeast.

REFINING PORTFOLIO:


REFINING PORTFOLIO: SMALLER WITH HIGHER VALUE
REDUC
REVAP
RECAP
RPBC
REPLAN
Focus on premium market, near to consumers, oil supply and logistics
ATUAL
2025
REFINERIES
REFAP
RNEST
REPAR
RLAM
LUBNOR
SIX
REMAN
REGAP
RPBC
REDUC
RECAP
REPLAN
REVAP
RPBC
REDUC
RECAP
REPLAN
REVAP
Capacity 2.2 MMbpd
Capacity 1.15 MMbpd
OTHER ASSETS
Liquigás
Braskem
BR Distribuidora
No participation

For the next 5 years, a CAPEX of US$ 3.7 billion is forecast, of which 34% will be for the development of new projects, for the refineries that will remain in the company's portfolio. The investments are concentrated in the projects highlighted below:

REFINING CAPEX

PROJECTED REFINING INVESTMENTS 2021-2025


14%
19%
3.7
US$ billion
16%
8%
35%
8%
HDT REDUC, REVAP and REPLAN
HCC GASLUB
Others
Operational continuity
Operational efficiency
HSE¹
Growth CAPEX: 34%
Main Projects
3 HDT projects for higher production of Diesel S-10 and HCC from Polo Itaboraí to produce more advanced lubricants
Increased operational efficiency and energy efficienty
HSE actions including reducing emissions and increasing water reuse

In the Gas & Power segment, Petrobras will continue as a relevant player even after the opening, acting actively in its portfolio. We highlight the investments in Rota 3 and in the natural gas processing unit, which will allow the flow of natural gas from the pre-salt production. Efforts are focused on the projects highlighted below:

GAS & ENERGY CAPEX

PROJECTED GAS AND POWER INVESTMENTS 2021-2025


11%
22%
7%
1.1
US$ billion
60%
NGPUs
Thermal power plants
Others
Outflow
Growth CAPEX: 53%
Main Projects
Construction of Itaboraí natural gas treatment unit
Upgrades in natural gas turbines in thermal power plants
Modernization of the control and dispatch system in thermal power plants

In the Commercialization and Logistics segment, we highlight the projects of the São Paulo pipeline master plan, to remove oil, LPG, and naphtha pipelines from populated areas in São Paulo. The investments are distributed as follows:

PROJECTED MARKETING, SALES & LOGISTICS INVESTMENTS 2021-2025


Main Projects
3%
27%
2.1
US$ billion
70%
Logistics
Transpetro
Others
Growth CAPEX: 22%
Pipeline and terminals maintenance
Ship docking maintenance
"Pró-Dutos" Pipelines Program, WTPs¹
SantosTerminal Bid (Alemoa)
Pipeline Master Plan - São Paulo
Pipeline replacement

Oil, NGL and Natural Gas Production

The estimated oil and gas production curve for the 2021-2025 period, without considering divestments, indicates continued growth focused on the development of value-generating projects, with increased participation of pre-salt assets that have lower extraction costs. During this period, 13 new production systems are expected to come on stream, all allocated to deep and ultra-deep projects.

Oil production for 2021 reflects the impacts associated with Covid-19 and divestments that occurred in 2020. A variation of 4% up or down is considered for the 2021 production.

The production curve estimated in the strategic plan is shown below.

FOCUS ON VALUE MAXIMIZATION, WITH GREATER CONCENTRATION ON PRE-SAL AND DIVESTMENTS

ESTIMATED OIL AND GAS PRODUCTION[1]


2.75
2.9
3.1
3.3
3.3
2.72
2.8
2.9
2.7
2.7
2.43
2.5
2.6
2.5
2.5
2.21
2.3
2.3
2.3
2.3
2021
2022
2023
2024
2025
67
68
75
79
80
% Pre-salt in total production
Divestments impact 2025
Onshore and shallow: 0.3
Marlim cluster: 0.2
Albacora + Albacora Leste: 0.1
Total: 0.6
Production of non-commercial gas
Production of commercial natural gas
Oil production
Total production pre-divestments
Total production post-divestments

As in the previous plan, a commercial view of production is presented that reflects precisely the financial impact on the company's results, deducting from the production of natural gas the volumes of gas reinjected in the reservoirs, consumed in the E&P facilities and burned in the production processes.

This curve is sustained by a portfolio that generates more value and is more resilient to low oil prices. In 2021, for example, production is expected to be 2.75 million boed before divestments and 2.72 million boed after divestments.

In 2025, for example, production is expected to be 3.3 million boed before divestments and 2.7 million boed after divestments. This difference of 600 thousand barrels/day is due to the divestments in onshore assets, in shallow waters and in Albacora, Albacora Leste and Polo Marlim.

The production chart also shows the increase in the pre-salt's share of total production, rising from 67% in 2020 to 80% in 2025.

Operating Costs

According to the company's strategic pillar, it relentlessly pursues low costs and greater efficiency.

The Strategic Plan 2021-2025 contemplates cost optimization and reduction initiatives, with cost reduction targets in the plan's horizon, as in the case of lifting cost, as presented in the figure below.

LOW BREAKEVEN AND EXTRACTION COSTS STRENGTHEN OUR COMPETITIVENESS


LIFTING COST PRE-SALT¹
4.3
3.8
Average2015-2019
2021-25
LIFTING COST E&P¹
9.0
5.2
Average 2015-2019
2021-25
Prospective Breakeven
19
Prospective Breakeven
20

Financeability

The expected strong generation of free cash flow will result from the projected higher efficiency, the control of expenses and the financial resources obtained as a result of the active portfolio management. This will allow a gradual reduction of the gross debt, with a consequent decrease in interest expenses and an increase in the estimated values of dividend distribution, through the company's current Dividend Policy, generating a higher remuneration for shareholders. Additionally, by anticipating cash flow via divestments of assets, Petrobras will make its investments, reducing its debt, without the need for new net funding within the Strategic Plan horizon.

Low carbon and sustainability commitments

Petrobras reiterates its commitment to the environment and to the decarbonization of its processes and products through the use of new technologies, involving, for example, the reduction of natural gas flaring, CO_2 reinjection, and gains in energy efficiency in the assets' operations. An executive management team focused on climate change has been created, under the Institutional Relations and Sustainability Department, and its goal is to keep Petrobras at the top quartile of the industry in relation to low carbon emissions.

In this regard, our ten commitments to sustainability have been revised:

1) Reducing total absolute operational emissions by 25% by 2030;

2) Zero routine flaring by 2030[1];

3) Re-injection of approximately 40 MM tons CO_2 by 2025 into capture, utilization and carbon storage projects (CCUS);

4) 32% reduction in carbon intensity in the E&P segment by 2025 (15 $kgCO_2e$/boe, maintained until 2030);

5) 40% reduction in the intensity of methane emissions in the E&P segment by 2025;

6) 16% reduction in refining carbon intensity by 2025, increasing to 30% until 2030 (30 $kgCO_2e$/CWT);

7) 50% reduction in freshwater withdrawal in our operations by 2030;

8) Zero growth in process waste generation by 2025;

9) 100% of our facilities with a biodiversity action plan by 2025;

10) Investments in socio-environmental projects, human rights programs, and community relations.

It plans to invest over the next five years approximately $1 billion related to low-carbon and sustainability commitments that will be distributed through innovation initiatives in operations, BioRefining (renewable diesel, Biojet fuel, bioproducts and lubricants) and the development of skills for the future through R&D in modern renewables, petrochemicals and low-carbon products and offset projects.

The Strategic Plan 2021-25 proposes a set of strategies that give visibility to issues that were relevant in 2020 for the future of Petrobras, such as: (i) transparency and focus on sustainability (ESG), particularly in relation to the decarbonization of operations; (ii) strengthening logistics, marketing and sales activities; (iii) search for a more efficient and sustainable Refining - BioRefining; and (iv) strengthening Petrobras' management model.

With the execution of the Strategic Plan, Petrobras reaffirms its commitment to become a more financially robust company, with low debt and capital cost, focused on world-class oil and gas assets and value generation, always acting ethically and transparently, with safety in its operations and respect for people and the environment.

Combating Covid-19 and Resilience Actions in 2020

In view of the impacts of the Covid-19 pandemic and the oil price shock in early 2020, the company has adopted a series of measures to reduce disbursements and preserve cash in this scenario of uncertainty, in order to reinforce its financial solidity and the resilience of its business, in addition to measures aimed at employee health, its priority, among which we highlight :


Employees' and company's health is our priority
Fight against COVID
Home office, massive testing, tracking and quarantining
Special care for boarding
Adjustments to operational routines
Wide distribution of personal protection equipment
Continuous risk assessment
Cooperation with society
Financial resiliency
CAPEX reduction in 2020
Disbursement of Revolving Credit Lines
Postponement of bonuses and dividends
Expense reduction and postponement
Working capital optimization
Hibernation of shallow waters platforms
COVID-19 + Global recession
Uncertainties
Fast response + Strategy acceleration
Solid performance in 2020

As a result of the implementation of the measures described, the company was able to balance its cash flow, showing a solid financial performance in 2020.

ii. Funding sources for investments

Through cost discipline and commitment to profitability, the company projects in the period of the Strategic Plan 2021-2025 sources of funds of US$ 150 billion, coming from operating cash generation and divestments. These resources will support Petrobras' planned investments in world-class assets, as well as the search for debt reduction and dividend distribution, as shown in the figure below:

STRONG EXPECTED FREE CASH FLOW CREATION AT THE CENTER OF CAPITAL MANAGEMENT



150
150
40 - 50
Cash flow from investment
Cash flow generation after taxes and judicial deposits
115 -125
30 - 35
Dividends
30 - 35
Net amortizations
Active portfolio management
25 - 35
30 - 35
Leases amortizations
5 - 10
Financial expenses
Sources
Uses
Projects are NPV positive with *Brent* @ US$ 35/bbl

iii. relevant ongoing and planned divestments:

The active portfolio management, allied to the strategy of acting in partnership, results in an important source of resources for the company, through the establishment of partnerships and divestments, which comprise the sale of minority, majority, or entire positions in some subsidiaries, controlled companies, joint ventures, associates, and assets, to strategic or financial investors or through public offerings.

Aligned with the legislation in force, the following steps of the Company's divestment system are disclosed to the public:

Opportunity Disclosure (Teaser)
Stage in which the intention to divest is made public and potential interested parties are invited to participate in the competitive process

Start of the Non-Binding Phase (when applicable)
Optional step, carried out to identify and select the participants who are really interested in the acquisition and who saw greater value in the assets / companies in divestment

Beginning of the Binding Phase
Stage in which competition for the selection of the best offer by potential interested parties occurs, in order to maximize the value of the sale;

Concession of Exclusivity for Trading (when applicable)
Optional stage, which occurs when exclusivity is formally granted to a potential buyer, after the binding phase;

Approval of the Transaction by Senior Management (Executive Office and Board of Directors) and Signature of Contracts
Stage in which the purchase and sale agreements (or assignment of rights) are signed, containing the conditions under which the transaction should take place, including the conditions precedent for the closing;

Transaction closing
Step where the transaction is completed with the fulfillment of the contractual conditions previously foreseen.

In the following table are the values of the transactions that were completed in the period January 1, 2020 through February 26, 2021:

Signature date	Closure rate	Transaction	Nominal Value[1] (US$ million)
10/31/2018	01/14/2020	Full divestment of the equity stake held by Petrobras (50%) in Petrobras Oil & Gas B.V. ("PO&G BV")	1.53

08/09/2019	05/29/2020	Sale of the totality of the interest in a set of production fields, onshore and offshore, called Polo Macau, in the Potiguar Basin, located in the state of Rio Grande do Norte	0.19
07/24/2019	07/15/2020	Sale of the entire interest in the Pampo and Enchova Fields, located in shallow waters in the Campos Basin	0.451[2]
09/30/2019	07/15/2020	Sale of the entire interest in the Ponta do Mel and Redonda onshore fields, located in the state of Rio Grande do Norte	0,007
07/20/2020	07/20/2020	Sale of the remaining stake (10%) in Transportadora Associada de Gás S.A. (TAG)	0.205[3]
10/11/2019	09/30/2020	Sale of the entire interest in the onshore fields of the Lagoa Parda Pole, located in the state of Espírito Santo	0.009
07/24/2019	11/06/2020	Sale of the entire interest in the Baúna field (BM-S-40 concession area), located in shallow waters in the Santos Basin	0.665[4]
03/09/2020	12/09/2020	Sale of the entire interest in the onshore fields of the Tucano Sul Pole, located in the state of Bahia	0.003
11/19/2019	12/23/2020	Full sale of the equity stake in Liquigás Distribuidora S.A.	0.879[3]
11/28/2019	02/052021	Full sale of the Frade concession participation, located in the Campos Basin, northern coast of the state of Rio de Janeiro	0.100
10/02/2020	02/05/2020	Full sale of interest in Petrobras Uruguay Distribuición S.A. (PUDSA)	0.062
Total			**4,101**

(1) Considers the values of the contracts at the signing of the transactions.

(2) As per amendment to the purchase and sale agreement.

(3) These operations were negotiated in reais. Thus, for purposes of composition in the table, the values were converted by the exchange rate (PTAX) at the signing of the transaction.

(4) The transaction includes contingent payments of US$ 285 million.

In the following table are the signed contracts related to the transactions that have not yet been concluded, as they await the fulfillment of contractual and legal conditions precedent:

Date Signed	Transaction	Nominal Value[1] (US$ million)
12/21/2020	Assignment of rights of 10% of the Lapa field to Total, in Block BM-S-9. Exercising the put option of the remainder of our participation, as provided for in the contract signed in January 2018, when Total acquired 35% of Petrobras' participation, in the scope of the strategic partnership, keeping the operation of the field	0,05
07/09/2020	Sale of the total interest in the Pescada, Arabaiana and Dentão fields located in shallow waters of the Potiguar Basin (Pescada Pole), in the state of Rio Grande do Norte.	0.002
08/14/2020	Total assignment of the rights to the onshore fields Fazenda Belém and Icapuí, located in the Potiguar Basin, jointly called the Fazenda Belém Pole	0.035
08/21/2020	Sale of the total stakes in eight onshore exploration and production concessions, located in the state of Bahia, jointly denominated Polo Rio Ventura	0,094
08/27/2020	Total assignment of rights in 27 mature onshore fields, located in the state of Espirito Santo, jointly named Polo Cricaré	0,155

12/17/2020	Sale of total interests in 14 onshore exploration and production concessions, located in the state of Bahia, collectively named the Recôncavo Pole	0.250
12/23/2020	Total assignment of rights in 12 mature onshore fields, located in the state of Bahia, jointly denominated Polo Remanso	0,030
01/07/2021	Sale of the entire equity stake in Eólica Mangue Seco 1	0,008[2]
01/07/2021	Sale of the entire equity stake in Eólica Mangue Seco 3 and 4	0,017[2]
01/29/2021	Sale of the entire stakes in the producing fields of Peroá and Cangoá, jointly denominated Polo Peroá, in concession BM-ES-21, located in the Espírito Santo Basin	0,055
02/24/2021	Sale of the entire participation in nine onshore fields, jointly denominated Polo Miranga, in the state of Bahia	0.220
02/26/2021	Sale of the entire equity stake in Eólica Mangue Seco 2	0,006[2]
Total		0.922

(1) Amounts subject to adjustment at the closing of the transaction.
(2) Transaction negotiated in reais. Thus, for purposes of composing the table, the value was converted by the exchange rate (PTAX) on the day the purchase and sale contract was signed.

Completed transactions and down payments on signed transactions contributed to cash inflows of US$ 2.1 billion over the period January 2020 through February 26, 2021.

Agreements with CADE

In 2019, the Company signed two agreements with the Administrative Council for Economic Defense (CADE) in the form of Cessation Commitment Terms that (i) consolidate understandings between the parties on the execution of divestment of refining assets in Brazil and (ii) another aimed at promoting competition in the natural gas sector in Brazil.

Refining

With the execution of the refining agreement, among other commitments, the Company undertakes to divest approximately 50% of our refining capacity, which represents the sale of 8 refining units (REPAR, REFAP, RLAM, RNEST, REGAP, LUBNOR, REMAN and the shale processing unit - SIX), with its associated logistics, through competitive processes.

The agreement also provides that (i) RLAM and RNEST; (ii) REPAR and REFAP; and (iii) REGAP and RLAM cannot be acquired by the same buyer or Companies of the same economic group.

The monitoring of the schedule and the compliance with the commitments assumed with CADE will be monitored by an external agent that is being hired by the Company, according to specifications to be established by mutual agreement.

Gas Natural

The agreement signed in July 2019 provides for the Company's commitment to sell the following equity interests:

(i) Nova Transportadora do Sudeste S.A. - NTS (NTS) - 10%;

(ii) Transportadora Associada de Gás S.A. (TAG) - 10%;

(iii) Transportadora Brasileira Gasoduto Bolívia-Brasil S.A. (TBG) - 51%; and

(iv) indirect participation in gas distribution companies, either by selling its 51% participation in Gaspetro, or by selling its indirect participation in the distribution companies.

During 2020 the Company announced the beginning of divestment processes of its remaining 10% stake in NTS and its full stake in TBG and Gaspetro. The sale of the entire remaining stake in TAG was completed in July 2020.

Additionally, the company has other projects in the structuring phase of its portfolio. Petrobras believes in a portfolio management strategy that maintains focus on core business in order to improve capital allocation, reduce debt and the cost of capital, and increase value generation for its shareholders.

Competitive processes in progress

Following up on ongoing competitive processes, the Company released *teasers*, and initiated non-binding and binding phases for assets that are currently part of its divestment portfolio.

Market (updated through 02/26/2021)

PHASES	Date of the Transactions
NON-BINDING	Sale of the entire equity stake (51%) in Transportadora Brasileira Gasoduto Brasil-Bolívia (TBG).
	Full sale of 51% stake in Transportadora Sulbrasileira de Gás S.A. (TSB).
	Sale of the totality of the interest in a set of 28 concessions of onshore fields located in the Recôncavo and Tucano basins in the state of Bahia, jointly called Bahia Land Pole.
	Sale of the totality of the interest in a set of 11 concessions of onshore fields located in the Sergipe-Alagoas basin in the state of Sergipe, jointly denominated Carmópolis Pole.
	Sale of interest in the Albacora field, located in the Campos Basin, northern coast of the state of Rio de Janeiro.
	Sale of a stake in the Albacora Leste field, located in the Campos Basin, northern coast of the state of Rio de Janeiro.
	Sale of interest in the Marlim, Voador, Marlim Leste and Marlim Sul fields, located in the Campos Basin, northern coast of the state of Rio de Janeiro, jointly called Marlim Pole.
BINDING	Sale of the totality of the interest in a set of 26 concessions of onshore fields and shallow waters located in the Potiguar basin, in the state of Rio Grande do Norte, jointly denominated Potiguar Pole.
	Sale of the totality of the interest in a set of 4 concessions of onshore fields located in the Espírito Santo basin, in the state of Espírito Santo, jointly denominated Polo Norte Capixaba.
	Full sale of the interest (51%) in Petrobras Gas S.A. Petrobras Gas S.A. (Gaspetro).
	Sale of assets in refining and associated logistics in the country: Gabriel Passos Refinery (REGAP) in Minas Gerais, Isaac Sabbá Refinery (REMAN) in Amazonas, Lubricants and Petroleum Oil products of the Northeast (LUBNOR) in Ceará and Shale Industrialization Unit (SIX) in Paraná, as well as their corresponding logistics assets.
	Sale of assets in refining and associated logistics in the country: Refinery Abreu e Lima (RNEST) in Pernambuco, Landulpho Alves (RLAM) in Bahia, and Alberto Pasqualini (REFAP) in Rio Grande do Sul and their corresponding logistics assets.

	Full sale of participation in Petrobras Colombia Combustibles (PECOCO).
	Sale of the remaining stake (10%) in Nova Transportadora do Sudeste S.A. (NTS). (NTS).
	Sale of the total participation in the Papa-Terra field, located in deep waters in Campos Basin.
	Sale of total stakes in 11 producing fields located in shallow waters in Campos Basin, jointly called Polo Garoupa.
	Full sale of participation (100%) in Araucária Nitrogenados S.A. (ANSA).
	Full sale of the interest (100%) in Petrobras Biocombustíveis S.A. (PBIO), including three biodiesel plants.
	Sale of the entire stake in five power generation companies: Brasympe Energia S.A. ("Brasympe"), Energética Suape II S.A. ("Suape II"), Termoelétrica Potiguar S.A. ("TEP"), Companhia Energética Manauara S.A. (CEM) and Brentech Energia S.A. ("Brentech").
	Sale of full stakes in four thermoelectric plants, three of which run on fuel oil and are located in Camaçari - BA, and one on biofuel, located in Canoas - RS.
	Sale of full stakes (100%) in the Nitrogen Fertilizer Unit III (UFN III).
	Sale of the entire interest in the Manati field, a concession for offshore production in shallow waters located in the Camamu Basin, in the state of Bahia.
	Sale of the totality of the interest in a set of 7 onshore field concessions located in the Solimões Basin in the State of Amazonas, jointly called Urucu Pole.
	Sale of the totality of the participation in a set of seven concessions of onshore fields and shallow waters located in the State of Alagoas, jointly denominated Polo Alagoas.
	Sale of the totality of the interest in the Atum, Curimã, Espada and Xaréu Fields, maritime production concessions in shallow waters located in the Mundaú sub-basin, in the State of Ceará.
	Sale of the totality of the participation in two sets of maritime concessions in deep waters in the post-salt, named Polo Golfinho and Polo Camarupim, located in the Espírito Santo Basin.

Besides the divestments already announced, the Company is also studying the potential sale of certain thermoelectric plants and pre-salt gas pipelines, post-salt assets and assets located in Bolivia, as well as the sale of an equity stake in Braskem. However, the studies are in progress and the Company's internal bodies have not yet deliberated on the ideal structure for these transactions or on their effective execution, which will depend on market conditions and the Company's strategic repositioning.

In the case of the sale of Petrobras' remaining interest in BR Distribuidora, the proposal for the follow on was approved by the Company's Board of Directors on 08/26/2020, however, according to a notice to the market published on the same date, the operation is subject to, among other factors, market conditions, additional approvals from Petrobras' internal bodies, notably regarding price, and the analysis of the Securities and Exchange Commission of Brazil (CVM) and other regulatory and self-regulatory bodies, under the terms of the applicable legislation.

Main judicial and administrative decisions that affected the transactions

The sale transaction of Liquigás Distribuidora S.A to Ultragaz was judged and disapproved by CADE in February 2018. The purchase and sale contract, signed in 2016, was terminated,

applying a fine to Ultragaz, in favor of Petrobras, in the amount of R$ 286.2 million. The project was launched to the market again in March 2019, with another configuration, which aims to mitigate the competitive risks experienced in the first attempt. In November 2019 the purchase and sale agreement was signed with Copagaz and Nacional Gas Butane. The closing of the transaction occurred on 12/23/20 after all the conditions precedent were met, among them the approval by CADE.

On January 14, 2020, the Company informed, through a material fact, the beginning of the hibernation of Araucária Nitrogenados S.A. (ANSA), which was completed in August. In September we announced the beginning of a new divestment process for the sale of our stake in this fertilizer plant and in October we started the binding phase.

Partnerships

The Company has entered into several partnerships over the past years, with the following highlights:

- Equinor: between 2017 and 2020 the Company signed several agreements with Equinor, the last one in 2020 for technical cooperation, research and development focusing on technologies for pre-salt reservoirs, offshore wind generation and other technologies to reduce CO_2 emissions, digitalization and artificial intelligence for E&P, deepwater flow, recovery in heavy oil fields, and E&P project management.
- Murphy: formation of a joint venture (Petrobras America Inc - PAI and Murphy Exploration & Production Company), formed in 2018, consisting of oil and natural gas assets in production in the U.S. Gulf of Mexico.
- The partnerships made with CNPC and Total were terminated in 2019 and 2020, respectively.

b) Since already disclosed, indicate the acquisition of plants, equipment, patents or other assets that should materially influence the issuer's production capacity

In the first quarter of 2019 the platforms P-67, P-76 and P-77 went into operation, and in the fourth quarter the production of P-68 started. The four platforms are located in the Santos Basin and have a daily processing capacity of 150,000 barrels of oil each.

On June 25, 2020, the P-70 platform went into operation. It has the capacity to process up to 150,000 barrels of oil a day and handle up to 6 million m^3 of natural gas. It operates in the shared Atapu field, in the Santos Basin pre-salt area, which comprises the West Atapu and Atapu fields and a portion of the Union's non-contracted area, and the unitization process was completed in September 2019. Petrobras holds 89.257% of the rights to the field.

In the first quarter of 2020, the Company performed the extended well west in the area called Farfan, located approximately 90 km off the coast of Sergipe. It was the first extended well test carried out in ultra-deep waters in the Northeast. The data acquired about the behavior of the reservoir in production and the characteristics of its oil will be analyzed and will subsidize the development of the field, which is part of the Sergipe Deepwater Project.

For the other segments, there was no acquisition of plants, equipment, patents, or other assets that should materially influence the issuer's production capacity in the period.

c) New products and services, indicating:

i. description of ongoing research already disclosed

The Petrobras invests in area of research and development as a way to broaden the search and creation of value at new production frontiers and achieve continuous improvements in its operations. It is among its research, development and innovation priorities to provide technologies for deepwater and ultra-deepwater, pursue operational efficiency, seek recovery factor optimization and provide technologies for gas and power and renewables intended for the long term.

The Company has a successful track record in developing and deploying innovative technologies, such as in the areas of drilling, completion and production of deepwater wells. As a result, it won for the fourth time the main award in the oil and gas industry, the Distinguished Achievement Award for Companies, granted annually by the Offshore Technology Conference (OTC), where it was awarded for the set of innovations developed to enable production in the Búzios field, in the pre-salt of the Santos Basin. It had previously received this international recognition in 1992, for the innovations developed for the Marlim field, in the Campos Basin; in 2001, for the solutions designed for Roncador; and in 2015, for the set of ten technologies especially created for pre-salt production. Also, in 2019, the Brazilian edition of the conference (OTC Brasil) also granted it the Distinguished Achievement Award, for the set of innovations implemented during the Libra Long Duration Test (EWT), in the pre-salt of the Santos Basin.

Petrobras operates a dedicated research and development center (Cenpes), which is one of the biggest in the energy sector and one of the biggest in the Southern Hemisphere. The Cenpes facilities have a total area of 308,000 m2, with 147 laboratories and more than 8,000 pieces of equipment, including state-of-the-art technology. As of December 31, 2020, Cenpes had 1,237

employees, 1,097 of whom are dedicated exclusively to the R&D area, 30% of whom have master's degrees and 22% PhDs.

With the mission to "imagine, create, and make the future of Petrobras today," the Cenpes has several laboratories in its facilities specially dedicated to pre-salt technologies, our main valuable asset. It also works in partnership with domestic and foreign universities and research institutions, suppliers, and other operators and aims to develop technologies to make the fulfillment of the Strategic Plan feasible, in addition to anticipating trends and investing in technological routes aligned to its strategy.

The main results in research and development obtained by Petrobras in 2020 were:

- First diverless class inspection application of the P-48 successfully carried out, providing 67% reduction of the onboard team (from 15 to only 5 people), elimination of 153 hours of diving, generating savings and 20% reduction of the time to obtain the class certificate.
- Focusing on increasing the reliability and efficiency of offshore production processes, computer tools for monitoring, artificial intelligence, control, and production optimization were implemented in ten platforms at UN-BC and UN-E.
- Use and licensing of the painting robot solution to a market company, generating savings of indirect costs, logistics and waste of paint of about R$ 350 million for an area of 500 m2. The final product also provides a 30% reduction in onboard personnel and a 10.000% reduction in human exposure to risk.
- The automated mineralogical mapping of pre-salt rocks using artificial intelligence was made available, allowing an exponential increase in the resolution of the mineral information and a reduction in information acquisition time, with the impact of reducing uncertainties in the rock characterization process.
- Developed a model of sulfate-mineral distribution in the pre-salt, which allowed the refinement of the geological models besides generating input data for the wide simulation of the reactive flow of water and rock in the reservoir, contributing for the prevention of fouling.
- Laboratory analyses and computer simulation of the reactivity of the water injected with the rock allowed the impact of the partial by-pass of the Sulphate Removal Unit (SRU), applied in FPSO Cidade de Mangaratiba and Cidade de Itaguaí, to be evaluated, by allowing the optimal control of the injection and fouling prevention parameters.
- A new generation of flow-enhancing chemicals was developed and subsea injection was carried out in 49 wells in the BC and ES units, generating increased oil production and additional revenues.
- Reduc's emergency water network was implemented, based on the development of a new route, providing lower costs with water collection and treatment and less water vulnerability at the refinery.
- Deployed the refining Advanced Digital Twin (DTA), which added to the digital twin new collaborative functionalities for optimization as well as hybrid modeling based on AI, providing an increase in the profitability of the refining park.
- The modules for recording and processing off hire events in the SADN (Ships Performance Analysis System) tool were implemented, allowing the storage and retrieval of documents related to ship operation data.

- Availability of the HBio technology for S10 diesel oil with renewable content, allowing the assessment of its implementation in all refineries.

ii. total amounts spent by the issuer in research for the development of new products or services

Year	2018	2019	2020
R&D Expenditures (R$ billion)	2.345	2.268	1.819

iii. projects in development already disclosed

See item 10.8.c.i

iv. total amounts spent by the issuer on the development of new products or services

See item 10.8.c.i

10.9 - Other factors with relevant influence

The Company discloses, in this item, information about expenses with advertising, sponsorships, partnerships and agreements, as well as the criteria used by Petrobras to allocate resources for such expenses:

Sponsorships

Petrobras' sponsorship policy is structured based on continuous corporate programs and lines of action that define the company's strategies and priorities in the cultural, sports, business, and science and technology areas. The strategies and priorities for sponsorship in these areas are defined by the Executive Management of Communication and Brands and approved by the Executive Board. The sponsorship action lines, as well as their advertising actions, aim at strengthening the Company's image and reputation before its stakeholders.

Proposals for cultural, sports and business, science and technology sponsorships are received via public selection or direct choice. The public selection of projects corresponds to a broad and transparent process, with its own regulation, national disclosure and collegiate selection committees to choose the projects to be developed. In the direct selection, project opportunities are forwarded directly to Petrobras using its own system for sponsorship management and must meet the criteria of analysis and suitability for contracting, as well as relevance to achieving the company's objectives.

Proposals for sponsorship projects go through several processes of technical, documentary and budgetary analysis before the contracting begins - ensuring that governance and compliance procedures are followed, mitigating risks and avoiding possible conflicts of interest

Each project submitted to Petrobras undergoes technical analysis and - if they meet the criteria and are considered relevant - are forwarded for recommendation by the Statutory Technical Committee of Institutional Relations and Sustainability (CTE-RIS) and subsequent approval by the Director of Institutional Relations and Sustainability (DRIS).

In addition, an Integrity Due Diligence (IDD) analysis of the counterparties is performed to learn about and assess the integrity risks inherent in our relationship with the holders of sponsorship or agreement opportunities. The result of the DDI is expressed by the Integrity Risk Rating (GRI). Additionally, the projects also undergo analysis and verification of compliance by the Special Secretariat for Communication - SECOM.

After the signing of sponsorship contracts for the implementation of our cultural and sports projects, we maintain internal control procedures for execution and monitoring, with the objective of strengthening ethical behavior and preventing acts of fraud and corruption.

In the cultural sphere, the sponsorships are related to projects with outstanding cultural value, that are innovative, have potential for image return, and are aligned to Petrobras' brand strategy. The sponsored projects follow lines of action focused on music, performing arts, multiple expressions and audiovisual, including sponsorship for the production, circulation and expansion of access to cultural products. Projects are prioritized by public calls for proposals, ensuring not only transparency in the process and participation by society, but also agendas that provided positive visibility for the company in the media throughout the year.

In 2020, three public calls for cultural sponsorship were also launched, in the performing arts, audiovisual (animation) and multiple expressions (literary fairs) lines, selecting projects focusing on the public linked to Early Childhood. The first two have already had great participation from the cultural segment - with 8 and 16 selected projects, respectively - and the third is in progress, expected to be concluded and contracted in 2021. The selection relied on the support of both specialists in the cultural area and those linked to the Early Childhood theme, in order to obtain the projects that were most aligned with the company's positioning.

In sports sponsorships, the investments are in brand visibility opportunities and relationship actions. The highlight goes to the continued support for the training of Olympic sports athletes who together form the so-called Time Petrobras, and who will represent Brazil in the upcoming Olympic and Paralympic Games in Tokyo. The project ensures the company ample visibility, a presence with the athletes, and relationship and activation actions with them, always associating the Petrobras brand with positive attributes such as high performance, teamwork, reaching goals, overcoming challenges, and positive results, among others.

In addition to cultural and sports projects, the Company invested about R$ 7.6 million in 2020 in sponsorship for business, science and technology events - such as the Rio2C, Campus Party Digital Edition, Brazilian Science and Engineering Fair - Febrace, Brazilian Robotics Competition - RoboCup Brazil, and Hackin.Rio - intensifying the relationship with partners, investors, suppliers, customers, the scientific and academic community and, as a way to increase the population's access to discussions on these topics, the events were held online, avoiding the risk of exposure to Covid-19. This focus on projects related to science, technology and innovation contributes to reinforcing principles that are pillars for our activities and for overcoming our challenges.

Petrobras measures the return obtained by its sponsorship projects based on a brand exposure and spontaneous media obtained evaluation methodology. It also carries out image and reputation surveys that generate specific indicators for these activities by segmenting those who are aware or unaware of the actions carried out.

The amount realized in 2020 in the cultural, sports and business events, science and technology sponsorship accounts was R$30.78 million (cultural: R$ 18.37 million; sports: R$ 4.77 million; business, science and technology events: R$ 7.63 million).

The distribution of the socio-environmental, cultural and sports investment over the last three years can be seen in the following graph:


Cultural, sporting, social and environmental investiments
R$ million
133
87
121
116
31
89
2018
2019
2020
Social and environmental sponsorships and agreements

(*) As of 2018, the Company started publishing the amounts of sponsorships to business, science and technology events.

It is worth noting that in 2020, the execution of the activities planned in the socio-environmental, cultural, sports and business, science and technology projects was impacted by social isolation measures, since many of them involved collective and face-to-face events. In order to mitigate the risks related to Covid-19, the projects acted in an agile manner, adopting a series of measures to safeguard the health of the technical teams and their beneficiaries while maintaining the distance activities.

In the socioenvironmental sphere, Petrobras invested R$ 89 million in projects in 2020.

In addition to the social and environmental investment, the company made cash and material donations to society, aimed at tackling the Covid-19 pandemic and other emergencies in Brazil, such as floods in the states of Minas Gerais and Espírito Santo, fires in the Pantanal region, and blackouts in Amapá. Among the donated materials we can mention: fuels, Covid-19 tests, individual protection equipment, food baskets, hygiene and cleaning products, equipment and support materials to fight forest fires, among others. The amount of donations in 2020 totals R$ 25.5 million. Therefore, the donations and investment in social and environmental projects totals R$ 114.5 million transferred directly to society in 2020.

The performance lines of the Petrobras Socioenvironmental Program were revised in January 2020 and are aligned to the 2021-2025 Strategic Plan, as well as to the Sustainable Development Goals, particularly SDG 4 (Quality Education), SDG 8 (Decent Work and Economic Growth), SDG 14 (Life on Water), and SDG 15 (Life on Earth). We sought to focus efforts in territories where Petrobras operates, in the transition strategy for a low carbon economy, and in the company's offshore operations. Thus, the themes worked on are Education, Sustainable Economic Development, Ocean and Climate, and the priority cross-cutting themes are early childhood, human rights, and innovation.

In this model, the purpose of socioenvironmental investment is to contribute to the communities where we operate and to the sustainability of the business by supporting social and environmental initiatives that generate value for Petrobras and for society.

In order to enhance the results of our socioenvironmental investment, we promote the integrated performance of the projects in networks, highlighting the Guanabara Waters Conservation Network and its surroundings - REDAGUA (four environmental projects that operate in the surroundings of Guanabara Bay - RJ), Biomar Network (six reference projects in marine biodiversity) and Duque de Caxias Territorial Network - RJ (social projects in the region of the REDUC, Termo-Rio, TECAM, and Pipeline area units). These networks operate in strategic themes and territories relevant to the company, focusing on the treatment of social risks, social and environmental demands and sustainability challenges related to our business.

In 2020, the company voluntarily supported 18 projects in the Oceano line of action, which aims to conserve marine and coastal species and environments. These projects cover 52 species of fauna threatened with extinction and, during their execution, shared the knowledge acquired through more than 320 technical and scientific publications (such as articles, papers in scientific events, books and booklets), contributing to society and to environmental conservation.

With the adoption of the Early Childhood prioritization strategy, adopted in 2019, we jumped from around 3,000 children aged 0 to 6 years, served that year by our socio-environmental projects, to more than 24,000 children served in 2020. We also sponsored the launch of the digital platform "Observa", in partnership with ANDI - Communication and Rights - and the National Network for Early Childhood (RNPI). The platform brings together indicators related to early childhood in the areas of health, social assistance and education in all 5,570 Brazilian municipalities. Besides this, bibliography on the theme and the analysis of 100 Municipal Plans from different regions of the country are available on the platform. In the scope of the partnership with ANDI, we also carried out training for the elaboration of Municipal Plans for Early Childhood, in distance learning modality, for 650 people from all over the country, among representatives of public authorities, Civil Society Organizations (CSOs) and community leaders.

We estimate that more than 139,000 people will have benefited from the projects in effect by 2020, through classroom activities or those developed at a distance due to social isolation, such as: complementary education during after-school hours, environmental education, educational sports, teacher training, job training, training for sustainable tourism in coastal and marine environments, and technical support for actions that promote the recovery of forests and natural areas, among other actions carried out by the supported projects. In their activities, the projects engage children and teenagers, women, black people, people with disabilities, indigenous peoples, and traditional peoples and communities, promoting inclusion actions for these audiences.

The program is aligned to the Company's Social Responsibility Policy, which advocates the commitment to supply energy, respecting human rights and the environment, relating responsibly with the communities and overcoming the challenges of sustainability.

For more information about Petrobras' sponsorships, please see the 2019 Sustainability Report, available at the following address:
https://sustentabilidade.petrobras.com.br/src/assets/pdf/Relatorio-Sustentabilidade.pdf

Advertising

Petrobras' institutional advertising actions are:

- Strategically and tactically planned in annual cycles, fully aligned with the communication plan in effect which, in turn, is unfolded from the Company's Strategic Plan.
- Developed based on the defining elements of Petrobras' brand positioning.
- Carried out in accordance with Petrobras' interests and based on the dynamism and changes in the scenario in which the company operates; the market as a whole and, particularly, the oil and energy industry; the national and global geopolitical context; imminent opportunities or emergency situations; the need to make public and amplify the brand's positioning; the need to communicate the corporation's attitudes and measures; the Company's business objectives and goals. In each of these cases a problem or communication need must be characterized, for which the advertising tool is the most efficient and technically adequate, as long as this activation is in line with and contributes to the strategic objectives of Petrobras' communication plan and Strategic Plan.
- Always carried out with respect and appreciation for ethnic, geographic, gender, age and disability diversity, in addition to combating any form of discrimination, disrespect or embarrassing situation, in compliance with the laws and the Brazilian Self-Regulatory Advertising Code, which establishes the ethical standards applicable to advertising and propaganda, especially the articles listed below:

  "Article 1 - Every advertisement must be respectful and conform to the laws of the country; it must also be honest and true."

  "Article 2 - Every advertisement must be prepared with a due sense of social responsibility, avoiding accentuating, in a derogatory manner, social differentiations arising from the greater or lesser purchasing power of the groups it is aimed at or that it may eventually reach."

  "Article 20 - No advertisement should favor or encourage any kind of offense or racial, social, political, religious or nationality discrimination."

As governed by Decree No. 6,555/2008 in its Art. 9 and Law 12.232 in its Art. 4, advertising services must be contracted by the public administration through advertising agencies. Thus, the planning and execution of Petrobras' advertising actions are carried out by advertising agencies hired via public competition, which follow technical criteria and quality levels established by the Company, charged through constant inspection and aligned with SECOM Normative Instruction No. 2 of April 20, 2018, which disciplines the advertising of the bodies and entities of the Federal Executive Branch and provides complementary guidance.

The two current contracts with advertising agencies were the result of a public tender and followed Petrobras' hiring procedures, as ruled at the time by Decree 2,745/98 and the Petrobras Manual for Contracting (MPC), and, complementarily, Laws 4,680/1965 and 12,232/2010. The hirings were appraised by the Statutory Committees and approved by Petrobras' Executive Board and Board of Directors, with prior and subsequent opinions from the Compliance and Legal areas, which accompanied the entire process. The bid for advertising services was also submitted to the prior and subsequent appreciation of SECOM, as determined by Normative Instruction no. 4 of December 21, 2010. These contracts have as their object the execution of advertising services, such as the creation and production of advertising content and the purchase of media space in communication vehicles.

Advertising actions are approved and authorized in accordance with the Company's current Limits of Action Matrix and Limits of Competence Table. The content of the advertising pieces and the media spaces to be contracted must obtain prior compliance from SECOM, as governed by Normative Instruction No. 2 of April 20, 2018.

Petrobras' contract expenses are listed in its Transparency Portal, as well as the total advertising spending in recent years. These advertising expenditures are not described in the financial statements. In the twelve-month period ended December 31, 2020, Petrobras' advertising spending was approximately R$ 73.4 million, as shown in the table below.

MEDIA	AMOUNT
Open TV	**R$ 52,678,274.90**
Radio	R$ 5,067,551.19
Internet	**R$ 12,676,558.72**
External Media	R$1,290,375.44
Production	**R$ 1,250,971.72**
TOTAL	**R$ 73,392,658.04**

Annual Publicity Expenditures [1] (R$ million)



2020
73
2019
73
2018
122

(1) Data referring to the amount of advertising broadcast in each year, including the purchase of media space and the production of advertising materials. The values for 2020 contemplate updated data according to the evolution of the checking process, whose consolidation date for this report occurred on 02/08/2020.

Partnerships and Agreements

Regarding partnerships and agreements, the Company has partnership contracts and agreements in the following areas:

(i) Supports technological cooperation with universities and science and technology institutes. In investments in Research, Development and Innovation (RD&I) projects, it counts on a network of technological partners involving universities and national and foreign research institutions. In this sense, several channels of engagement and articulation with the scientific and academic community are used, among them:

- Establishing technological partnerships through cooperation agreements with science and technology institutions and companies in which resources are invested to leverage productivity in R&D.
- Technical meetings with institutional representatives and researchers from the academic-scientific community for alignment between specific technological offers and demands.
- Public calls for the selection, presentation and execution of research projects in response to specific technological challenges.
- Promotion of internal and external workshops for the generation of innovative ideas focused on critical technological bottlenecks and approximation between research groups from universities/research institutes.
- Holding lectures with universities and research institutes aiming at the presentation of our current technological demands.

(ii) The activities to foster the training of human resources for the oil, gas, energy and biofuels sector are carried out through the Science without Borders Program (PCSF) and the Human Resources Training Program (PFRH). The PFRH invested, in the period from 2012 to 2019, approximately R$ 104 million in higher education agreements, signed between the company and Federal Universities. In 2020, approximately R$ 700,000 were disbursed for the agreement with the Federal University of Rio Grande do Norte, referring to the last installment. As of December 31, 2020, there were no more active higher education agreements.

In relation to the Science without Borders Cooperation Protocol (PCSF), to which Petrobras, CAPES and CNPq are signatories, since 2019 there has been no contribution of resources.

Regarding the agreements related to the claim of unions in ACT 2017, which provides in its clause 25 of the Educational Benefits and Young University Program, since the signing of ACT 2019-2020, the clause for the agreements referring to the claim of unions in ACT 2017 has left to exist.

EXTRAORDINARY GENERAL MEETING

PRESENTATION TO SHAREHOLDERS

ITEM I

INCORPORATION OF COMPANHIA DE DESENVOLVIMENTO E MODERNIZAÇÃO DE PLANTAS INDUSTRIAIS S.A (CDMPI) BY PETRÓLEO BRASILEIRO S.A.

Dear shareholders,

The Board of Directors of Petróleo Brasileiro S.A. - Petrobras ("Company") hereby presents the following information about the merger of Companhia de Desenvolvimento e Modernização de Plantas Industriais S.A ("CDMPI") into Petrobras, a matter on the Agenda for the Extraordinary General Meeting to be held on April 14, 2021:

CDMPI is a joint stock company, with a fully subscribed and paid-up capital of R$ 50,000.00 (fifty thousand reais), divided into 50,000 (fifty thousand) shares, with a nominal value of R$ 1.00 (one real), all held by Petrobras.

The incorporation of CDMPI by Petrobras is part of the scenario of reorganization and optimization of the Company's portfolio of holdings, in order to rationalize costs by consolidating its activities.

The maintenance of several administrative structures, besides leading to an increase in operating costs, implies a loss of relevant synergies in the conduct of the Company's affairs of interest.

In addition, in 2019, CDMPI fully paid the financing obtained with third parties for the construction of its assets in the form of project finance (project finance) and Petrobras exercised the consequent option to purchase its shares, and there is no longer any operational, economic and financial justification for maintaining CDMPI as an independent company, particularly because the assets it owns are leased to Petrobras and are operated and maintained by it. Therefore, the merger aims at transferring all assets, rights and obligations of CDMPI to the Company and is part of a reorganization process whose objective is to simplify the corporate structure, reduce costs and manage assets more efficiently.

Considering that the Company owns 100% (one hundred percent) of the shares representing CDMPI's capital stock, there will be no change in PETROBRAS' capital stock, since its financial statements already consolidate the accounting records of the company to be merged.

Therefore, the Board of Directors submits for the high appreciation and deliberation of this Extraordinary General Meeting, with a favorable opinion from the Fiscal Council, the proposal of merger of CDMPI by Petrobras, in the form of the Merger Protocol and Justification signed between the Company and CDMPI on 02/24/2021, the respective Evaluation Report, prepared by MOREIRA ASSOCIADOS AUDITORES INDEPENDENTES (MOREIRA ASSOCIADOS) and of the other provisions contained in item I in the Agenda contained in the Call Notice.

Annexes: Protocol and Justification of the Incorporation of Companhia de Desenvolvimento e Modernização de Plantas Industriais S.A by Petróleo Brasileiro S.A. - Petrobras; Evaluation Report of CDMPI's net worth, at book value, prepared by MOREIRA ASSOCIADOS; Contract signed with MOREIRA ASSOCIADOS; copy of the Fiscal Council's opinion; forms in accordance with Annex 20A and 21 of CVM Instruction nº 481.

Rio de Janeiro, March 12, 2021.

Roberto Castello Branco
CEO

PROTOCOL AND JUSTIFICATION FOR THE INCORPORATION OF COMPANHIA DE DESENVOLVIMENTO E MODERNIZAÇÃO DE PLANTAS INDUSTRIAIS S.A (CDMPI) **BY PETRÓLEO BRASILEIRO S.A. - PETROBRAS**

That among themselves agree

I. PETRÓLEO BRASILEIRO S.A. - PETROBRAS, a mixed economy company, headquartered at Avenida República do Chile No. 65, Centro, in the City and State of Rio de Janeiro, registered with the National Registry of Legal Entities of the Ministry of Finance (CNPJ/MF) under No. 33.000.167/0001-01, herein duly represented in the form of its Bylaws, hereinafter referred to as "**PETROBRAS**", or further, "**PETROBRAS". 33.000.167/0001-01, herein duly represented in the form of its Articles of Incorporation, hereinafter referred to as "PETROBRAS**", or "**Resulting Company**"; and

II. Companhia de Desenvolvimento e Modernização de Plantas Industriais S.A (CDMPI)**,** a privately-held corporation, headquartered in the City and State of Rio de Janeiro, at Praia do Flamengo, 200, 14º andar, enrolled with the CNPJ/MF under No. 05. 408.189/0001-70, herein duly represented in the form of its Bylaws, hereinafter referred to as "**CDMPI**" or even "**Acquired Company**";

Being **PETROBRAS** and **CDMPI** hereafter jointly referred to as "**PARTIES**", or any of them, singly, as "**PARTY**";;

Where:

(i) **CDMPI** is a closed corporation, with fully subscribed and paid-up capital stock in the amount of R$50,000.00 (fifty thousand reais), the shares having no par value, all owned by **PETROBRAS**;

(ii) **CDMPI** was formed as a vehicle for a project finance facility (*project finance*) to obtain the necessary funds forstructured project to modernize the Refinaria Henrique Lage (REVAP);

(iii) With the prepayment of the financing in 2019 and the consequent acquisition of all the shares of **CDMPI** by **PETROBRAS** through the exercise of a purchase option, **CDMPI** has already, fully, fulfilled its objectives, and the maintenance of the lease contract of the assets it owns to **PETROBRAS** represents an unnecessary operational cost;

(iv) The **PARTIES** intend to perform an incorporation transaction, whereby **PETROBRAS** will incorporate **CDMPI**, with the extinction of full right of the latter, which will be universally succeeded in all rights and obligations by **PETROBRAS**, pursuant to Article 227, of Law No. No. 6,404, of December 15, 1976 ("Law No. 6,404/76" or "LSA");

(v) The Merger will result in the simplification of the corporate structure of the **PETROBRAS** System by means of the consolidation, in the **Resulting Company**, of the assets of the **Acquired Company**, with the consequent reduction of costs and rationalization of activities;

(vi) The Merger will not involve any increase in the capital stock of **PETROBRAS** and may have a residual impact on its results; and

RESOLVE the **PARTIES**, having among themselves certain and agreed, to execute this Protocol and Justification of Merger ("Protocol and Justification"), pursuant to Articles 224, 225 and 227 of Law No. 6. 404/76, and in compliance with the provisions of the Instruction of the Securities and Exchange Commission (CVM) No. 565, of June 15, 2015 ("ICVM 565/2015") and the Circular-Officer/CVM/SEP/Nº02/2020, of February 28, 2020 ("SEP Circular-Officer 02/2020"), whose following terms and conditions shall guide the merger proposal to be forwarded to their respective shareholders:

CLAUSE ONE - OBJECT AND OPERATION

1.1. Purpose. The object of this Protocol and Justification is to define the bases of the merger proposal that will be submitted to the shareholders of the **PARTIES** for deliberation.

1.2. Proposed Operation. The transaction consists of the merger of **CDMPI** into **PETROBRAS**, with the full contribution of **CDMPI**'s equity, valued at book value, to **PETROBRAS** ("Transaction" or "Merger").

> 1.2.1. As a result of the Transaction, **CDMPI** will be extinguished by operation of law, for all legal purposes and effects, so that the **Resulting Company** will succeed **CDMPI** universally in all its rights and obligations, in accordance with Article 227, of Law No. 6.404/76.

CLAUSE TWO - JUSTIFICATION OF INCORPORATION

2.1. Operation Justification. The management of the companies involved in the Operation has been analyzing alternatives for the best conduction of its activities and management policies, taking into account the intention of rationalizing costs, through the consolidation of its activities, considering that the maintenance of several administrative structures leads to an increase in its operating costs, at the same time that it implies the loss of relevant synergies in the conduction of the matters of its interest.

2.2. Considering that the **PARTIES** belong to the same de facto group, with the **Acquired Company** being a wholly owned subsidiary of the **Resulting Company**, which holds all the shares, without par value, issued by the **Acquired Company**, the Merger will bring considerable administrative, economic and financial benefits to the **PARTIES**, to the extent that:

2.2.1. In 2019, **CDMPI** made full payment of the financing obtained with third parties for the construction of its assets in the form of project finance (*project finance*), leaving only the debt with BB Fund (maturing in May/2021). On 01/05/2021 **PETROBRAS** exercised the consequent option to purchase its shares, and there is no longer any operational, economic and financial justification to maintain **CDMPI** as an independent company, especially since the assets it owns are leased to and operated and maintained by **PETROBRAS**.

2.2.2. The purpose of the Merger is the transfer of all assets, rights and obligations of **CDMPI** to **PETROBRAS** and is part of a corporate reorganization process whose objective is the simplification of the corporate structure, rationalization of **PETROBRAS' activities,** cost reduction and more efficient management of the assets involved.

2.2.3. The operational integration of the **PARTIES** will allow better use of already existing synergies, greater flexibility for new investments and greater efficiency in the execution of strategic decisions, and is therefore entirely beneficial to the social interests of the **PARTIES**.

2.2.4. In addition, the pooling of the corporate resources and assets of the **PARTIES** will allow better management of operations, assets, and cash flows, resulting in the optimization of the use of operating and financial resources and, consequently, in obtaining greater benefits for the corporate activities performed by the **PARTIES**, which would not be possible if another type of corporate operation were adopted.

2.3. Considering that **PETROBRAS** owns one hundred percent (100%) of the shares representing the capital stock of **CDMPI**, the proposed Merger will not change the capital stock of **PETROBRAS**, to the extent that the financial statements of **PETROBRAS** consolidate the accounting records of **CDMPI**.

CLAUSE THREE - EVALUATION OF CDMPI'S NET ASSETS AND BASED DATE OF EVALUATION

3.1. Evaluating Company. Pursuant to the provisions of article 226 of Law 6,404/76, the **PARTIES** have retained the specialized company Moreira Associados Auditores Independentes S/S, enrolled with the CNPJ/MF under no. 09.285. 766/0001-34, headquartered at Rua Brasil 632, Canoas, Rio Grande do Sul ("Appraisal Company"), to prepare an accounting appraisal report of the net equity of **Acquired Company** to be transferred to **Resulting Company** ("Accounting Appraisal Report").

3.1.1. The indication of the specialized company Moreira Associados Auditores Independentes S/S, as responsible for the preparation of the Accounting Evaluation Report, must be ratified by deliberation of the Extraordinary General Meeting of **CDMPI**and **PETROBRAS**, under the terms of article 227, § 1 of Law 6.404/76.

3.1.2. According to Annex III, item X, "d", of CVM Instruction 361, of March 5, 2002, the Appraiser Company, responsible for preparing the Accounting Appraisal Report, declared in the referred document: (i) not to hold, directly, through its controller, and persons linked to them, on the date of issue of the Accounting Evaluation Report, any securities, or derivatives referenced therein, issued by the **PARTIES**, either in its own name or under its discretionary management; (ii) does not have, with the **PARTIES**, commercial and credit relations of any nature that may impact the Accounting Appraisal Report; (iii) does not have any conflict of interest that may reduce the necessary independence for the performance of its functions; (iv) has received, for the appraisal services, the fixed net remuneration, in national currency, in the amount equivalent to R$13,000.00 (thirteen thousand reais); and (v) have not received from the **PARTIES** in the twelve (12) months prior to the date of the Accounting Appraisal Report, any other amount, other than the one mentioned

above, as remuneration for any consulting, appraisal, auditing and similar services.

3.2. Evaluation Criteria. Considering the provisions of item 7.2 of the Circular-Officer/CVM/SEP/Nº 02/2020, of 02/28/2020, which informs that in a meeting held on 02/15/2018, in the scope of proceeding 19957.011351/2017-21, by unanimity, the Collegiate of CVM manifested that article 264 of Law 6. 404/1976 in merger operations of a wholly-owned subsidiary by a controlling public company, since, in the absence of non-controlling shareholders, the fundamental condition provided for in the provision would not be present, the **PARTIES** opted to adopt the accounting criterion for evaluating the net equity of the **Acquired Company**.

3.3 Base Date of Incorporation. Moreira Associados Auditores Independentes S/S is a company specialized in accounting appraisals, having proceeded, at the request of the management of the **PARTIES**, (i) the appraisal of the net equity of **CDMPI** by book value, based on the elements contained in the Balance Sheet of **CDMPI**, raised on 10/01/2021 ("Merger Base Date"), thus constituting the value of the equity to be transferred to **PETROBRAS**, and (ii) the preparation of the Accounting Appraisal Report, which constitutes Annex I to this Protocol and Justification, subject to the prior review and approval of the shareholders of **PETROBRAS**, pursuant to law.

3.4. Financial Statements. The preparation of financial statements audited by an independent auditor registered with the CVM, pursuant to article 6 of ICVM 565/2015, and of *pro forma* financial information, pursuant to article 7 also of ICVM 565/2015, was waived, since the effects of the Merger comply with the provisions of article 10, *caput*, of said Instruction.

CLAUSE FOUR - OF THE OVERALL AMOUNT OF NET ASSETS TO BE INCORPORATED

4.1. According to the evaluation made in the Evaluation Report of the Net Accounting Assets, the book value of the net equity of **CDMPI** to be transferred to **PETROBRAS,** already adjusted to meet IFRS standards is **negative** in R$ 3,321,687,815 (three billion three hundred and twenty-one million six hundred and eighty-seven thousand eight hundred and fifteen reais), subject to the provisions of Clause Five below.

4.2. The calculated **negative** equity value corresponds exactly to the active investment account of **PETROBRAS**, since **CDMPI** is a controlled company of **PETROBRAS**. Thus, as a result of the Merger, there will be, in the accounting of **PETROBRAS**, a mere substitution of the assets of **PETROBRAS** represented by its investment account related to the interest in the capital stock of **CDMPI** by the assets and liabilities on the balance sheet of **CDMPI**.

4.3. The replacement of **PETROBRAS'** investments in **CDMPI** with the assets and liabilities on **CDMPI's** balance sheet may promote a residual change in **PETROBRAS'** equity.

4.4. The assets, rights and obligations of **CDMPI** that make up the negative equity to be transferred to **PETROBRAS** are those indicated in the Accounting Evaluation Report.

4.5. The balances of the credit and debit accounts of the **Resulting Company** will pass to the accounting books of the **Acquired Company**, making the necessary adaptations.

CLAUSE FIVE - TREATMENT OF PATRIMONIAL VARIATIONS UP TO THE DATE OF INCORPORATION

5.1. The equity variations ascertained in the period between the Merger Base Date and the effective Merger will remain recorded in the books of **CDMPI** and will be absorbed and transferred to the books of **PETROBRAS** by their

respective values on the date of the Merger, not modifying the values adopted in this Protocol and Justification for the accomplishment of the Merger.

CLAUSE SIX - TERMINATION OF CDMPI

6.1. No Substitution Relationship. For the purposes of the Merger proposed in this Protocol and Justification, no shares of **PETROBRAS** will be assigned to the partners of **CDMPI**, given that **PETROBRAS** owns all the shares issued by **Acquired Company**.

6.1.2. As a consequence, all the shares issued by **CDMPI** will be extinguished, based on article 226, paragraph 1 of Law 6.404/76, proceeding with the necessary adjustments and adaptations in the accounting records of **PETROBRAS**.

6.1.3. There will be no cancellation or issue of new shares of **PETROBRAS** as a result of the Merger, nor will there be any change in the value of its capital stock, so that, at the end of the Merger, the capital stock of **PETROBRAS** will remain unchanged in the amount of R$2>205. 431,960,490.52 (two hundred and five billion, four hundred and thirty-one million, nine hundred and sixty thousand, four hundred and ninety reais and fifty-two cents), divided into 13. 044,496,930 (thirteen billion, forty-four million, four hundred and ninety-six thousand, nine hundred and thirty) shares with no par value, of which 7,442,454. 142 (seven billion, four hundred and forty-two million, four hundred and fifty-four thousand, one hundred and forty-two) common shares and 5,602,042,788 (five billion, six hundred and two million, forty-two thousand, seven hundred and eighty-eight) preferred shares. Consequently, there will be no change in the Bylaws of **PETROBRAS** as a result of the Merger.

6.2. Right of Withdrawal. Considering that the **Resulting Company** is the sole shareholder of the **Acquired Company**, the approval of the Merger at the general meeting of the **Acquired Company** will depend on the affirmative vote of its sole shareholder. Thus, there will be no dissenting shareholder, under the

terms of article 137 and article 230 of Law 6,404/76. Furthermore, under the terms of articles 136 c/c 137 of Law 6,404/76, the shareholders of the **Resulting Company** will not be entitled to withdrawal rights arising from the approval of the Merger by the general meeting of shareholders. Thus, no adjustments to shareholdings will be necessary due to the exercise of the withdrawal right.

6.3. Shares of a Company Held by Another. The **Acquired company** does not hold any shares issued by the **Resulting company**.

6.4 Extinction of **CDMPI**and Succession. The **CDMPI** will be extinguished by right, according to the law, with the approval of the Merger by the **Resulting Company**. With the registration of the acts of the Incorporation at the Board of Trade and its publication, third parties will be made aware of its legal cessation. Pursuant to article 234 of Law 6,404/76, the certificate of the Merger, issued by the Board of Trade, will be a proper document for the annotation, in the competent public and private registers, of the universal succession by **PETROBRAS** in all the assets, rights and obligations of **CDMPI**.

6.5. It shall be incumbent upon the managers of **PETROBRAS** to perform all acts, registrations and entries necessary for the regularization, formalization and implementation of the Merger and of what is set forth in this Protocol and Justification, bearing all costs and expenses arising from such implementation, including expenses with publications, registrations and entries necessary.

CLAUSE SEVEN - APPROVAL OF THE PROTOCOL BY THE ADMINISTRATORS, OPINION OF THE STATUTORY AUDIT BOARD AND CALL FOR THE MEETING

7.1. Management and Fiscal Council. In compliance with the determinations of Article 163, item III, of Law No. 6. 404/76, the Bylaws of **PETROBRAS** and the Bylaws of **CDMPI**, the Audit Committee of **PETROBRAS** and the Audit Committee of **CDMPI** shall opine on the Operation, and the Board of Directors of **PETROBRAS** and the Board of Directors of **CDMPI** shall approve the

Protocol and Justification of the Merger, also ratifying the hiring of the company to evaluate the net equity of **CDMPI**.

7.2. Extraordinary General Assembly. For the implementation of the Transaction, the Board of Directors of PETROBRAS and the Board of Directors of CDMPI shall call the Extraordinary General Meeting of the shareholders of **PETROBRAS** and **CDMPI**, respectively, observed the deadlines and other procedures provided for in law, to: (i) approve this Protocol and Justification of the Merger; (ii) ratify the hiring of the Appraisal Company for the preparation of the Accounting Appraisal Report; (iii) approve the Accounting Appraisal Report; (iv) approve the Merger, with the consequent extinction of the **Acquired Company**; and (v) authorize the managers to practice all acts necessary to effectuate the Merger.

CLAUSE EIGHT - GENERAL PROVISIONS

8.1. Documents Available to Shareholders. All documents mentioned in this Protocol and Justification will be available to the shareholders of **PETROBRAS** and may be consulted at the headquarters and on the *PETROBRAS website* (www.petrobras.com.br), at the Comissão de Valores Mobiliários - CVM, at Rua Sete de Setembro, nº 111, 5º andar - Centro de Consultas, Centro, Rio de Janeiro/RJ or at Rua Cincinato Braga, nº 340, 2º a 4º andares - Ed. Delta Plaza, São Paulo/SP and on its website (www.gov.br/cvm) and at B3 S.A., at Praça Antonio Prado, 48, Centro, São Paulo/SP and on its website (http://www.b3.com.br).

8.1.1. In order to have access to these documents, **PETROBRAS** shareholders (or their duly appointed proxies) must prove their status as shareholders, in accordance with Article 126 of Law 6404/76.

And, in witness whereof, the **PARTIES** sign this Protocol and Justification, in two (2) counterparts of equal content and form and for one sole purpose, together with two witnesses identified below.

Rio de Janeiro, February 24, 2021.

PETROLEO BRASILEIRO S.A. - PETROBRAS

____

Signed on behalf of Ricardo Rodriguez Besada Filho

Finance Executive Manager

____

Companhia de Desenvolvimento e Modernização de Plantas Industriais S.A (CDMPI)

Reynaldo Lopes Carvalho Sobrinho

Individual Taxpayer's ID (CPF): 071.009.387-08

Officer

Witnesses:

Tomaz Andres Barbosa

Individual Taxpayer's ID (CPF): 079.624.907-56

Leandro Fonseca de Oliveira

Individual Taxpayer's ID (CPF): 093.078.127-99

Annex I - Appraisal Report

Moreira Auditores
By your side

ASSESSMENT REPORT OF THE SHAREHOLDERS' EQUITY

COMPANHIA DE DESENVOLVIMENTO E MODERNIZAÇÃO DE PLANTAS INDUSTRIAIS - CDMPI

JANUARY 10TH, 2021

ASSESSMENT REPORT OF THE SHAREHOLDERS 'EQUITY ASSESSED THROUGH THE ACCOUNTING BOOKS OF COMPANHIA DE DESENVOLVIMENTO E MODERNIZAÇÃO DE PLANTAS INDUSTRIAIS - CDMPI

To the Shareholders and Managers of
COMPANHIA DE DESENVOLVIMENTO E MODERNIZAÇÃO DE PLANTAS INDUSTRIAIS - CDMPI
RIO DE JANEIRO - RJ

1. Audit Firm Details

MOREIRA ASSOCIADOS AUDITORES INDEPENDENTES S/S, a company incorporated in the city of Canoas, Rio Grande do Sul, at Rua Brasil, number 632 neighborhood Centro, registered with CNPJ [Corporate Tax ID] no. 09.285.766/0001-34, registered with the Regional Council of Accounting CRC-RS under No. 4632/0-1 S RJ represented by its undersigned member, Mr. Diego Rotermund Moreira, accountant, bearer of RG no. 9060709161 – SSP/RS, registered with CPF [Individual Tax ID] no. 906.939.220 – 87 and in the Regional Council of Accounting CRC-RS under no. 68603 S-RJ, residing and domiciled at Porto Alegre- RS having principal place of business in the same address of the represented company, appointed by the management of COMPANHIA DE DESENVOLVIMENTO E MODERNIZAÇÃO DE PLANTAS INDUSTRIAIS – CDMPI to carry out the assessment of the accounting shareholders' equity dated January 10th, 2021, in accordance with Brazilian accounting practices, below reports the results of its work.

2. Assessment Objective

This report is issued aiming at determining the book value of the collection of shareholders' equity of COMPANHIA DE DESENVOLVIMENTO E MODERNIZAÇÃO DE PLANTAS INDUSTRIAIS – CDMPI, a company having principal place of business at Praia do Flamengo no. 200, 14º andar, Parte, Bairro Flamengo, Rio de Janeiro-RJ, registered with CNPJ under no. 05.408.189/0001-70, with effective date of January 10th, 2021.

CDMPI's collection of shareholders' equity were comprised of the equity elements listed in Annex I, whose values refer to the company's accounting records on January 10th, 2021.

The assessment of CDMPI's collection of shareholders' equity followed the legal determinations and parameters usually applied for this purpose, and in accordance with the criteria established in the Brazilian Corporate Act, Act No. 6.404/76, as amended by Act No. 11.638/07.

3. Going Concern

The Company is in operational activity expressed in heavy equipment leasing contracts for Petroleo Brasileiro S.A. – Petrobras, scheduled to end in 2021. The Company has been having Negative Shareholders' Equity since 2018, at least, and R$ 1,887,853 thousand in 2018, R$ 1,958,577 thousand in 2019 and R$ 3,321,688 thousand on 1/10/2021. Such a picture may show the existence of a difficult financial situation capable of leading to a vision of uncertainty regarding the capacity for going concern. However, according to Management Information (Note no. 1 of the Financial Statements dated 12/31/2019), CDMPI has a contractual right to adjust the amounts receivable from the commitments signed with Petróleo Brasileiro S.A. - Petrobras, as a way of ensuring that the Company has sufficient cash to honor its short-term debts. With the merger by Petróleo Brasileiro S.A. - Petrobras is guaranteed the Company's operational continuity capacity. Our opinion is not qualified due to this matter.

4. Uncertainty

No updated negative debt certificates were presented by the Company before the Municipality of Rio de Janeiro and the State of Rio de Janeiro. Our opinion is not qualified due to this matter.

5. Management's Responsibility for Accounting Information

The Company's management is responsible for the bookkeeping and preparation of accounting information in accordance with Brazilian accounting practices, as well as for the relevant internal controls that it deemed necessary to allow the preparation of such accounting information free of material misstatement, regardless of whether it is caused for fraud or error. The summary of the main accounting practices adopted by the Company is described in Annex II of the appraisal report.

6. Scope of Work and Independent Auditor's Responsibility

Our responsibility is to express a conclusion on the value of the value of the accounting Shareholders' Equity of company on January 10th, 2021, based on the work carried out in accordance with the Technical Notice CTG 2002, approved by the Federal Accounting Council (CFC) on November 2nd, 2018, which provides for the application of examination procedures in the balance sheet to issue the appraisal report. Accordingly, we carried out an examination of the aforementioned balance sheet of the Company in accordance with the applicable accounting standards, which require compliance with ethical requirements by the accountant and that the work is planned and performed aiming at obtaining reasonable assurance that the accounting shareholders' equity for the preparation of our appraisal report is free from material misstatement.

The issuance of an appraisal report involves the execution of selected procedures to obtain evidence regarding the amounts recorded. The selected procedures depend on the accountant's judgment, including the assessment of the risks of material misstatement in shareholders' equity, regardless of whether caused by fraud or error. In this risk assessment, the accountant considers the internal controls relevant to the preparation of the Company's balance sheet to plan the procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of these internal controls of the Company.

The work also includes assessing the adequacy of the accounting policies used and the reasonableness of the accounting estimates made by the management. We believe that the evidence obtained is sufficient and appropriate to support our conclusion.

7. Rationale and Indication of the Adopted Assessment Method and Criterion

In compliance with article 8 of Act no. 6.404/76, as amended by Act no. 11.638/07, we inform that for the determination of the Collection of Accounting Shareholders' Equity of the net book value of the Companhia de Desenvolvimento e Modernização de Plantas Industriais – CDMPI, on the effective date of January 10th, 2021, we adopted the equity valuation method, or net book value.

The criteria for assessing the net book value were supported by our examination of the financial statements of January 10th, 2021, carried out in accordance with the auditing standards applicable in Brazil which include: (i) planning the work, considering the relevance of the balances, transaction volume and accounting and internal control systems; (ii) finding, based on tests, evidence and records that support the amounts and accounting information disclosed; and (iii) assessing the most representative accounting practices and estimates adopted by CDMPI's Management.

When carrying out the procedures described above, we observe the following points identified as relevant:

a) CDMPI was incorporated aiming at meeting the needs of operations and the business plan of Petróleo Brasileiro S.A. - Petrobras (Note no. 1 to the Financial Statements on the effective date of 12/31/2019). It has been operating since October 18th, 2010 and having Negative Shareholders' Equity since 2018, at least, and R$ 1,887,853 thousand in 2018, R$ 1,958,577 thousand in 2019 and R$ 3,321,688 thousand on 1/10/2021. Such a picture may provide evidence the existence of a difficult financial situation and might lead to uncertainty regarding the capacity for going concern. However, according to Management Information (Note no. 1 of the Financial Statements dated 12/31/2019), CDMPI has a contractual right to adjust the amounts receivable from the commitments signed with Petróleo Brasileiro S.A. - Petrobras, as a way of ensuring that the Company has sufficient cash to honor its short-term debts.

b) CDMPI does not have assets in Property, Plant and Equipment (movable and immovable assets) and Intangible Assets (software, contracts, etc.), and is unable to provide security interests for operations that require it.

8. Conclusions

Based on the work carried out, we concluded that the value of the assets, rights and obligations that make up the accounting shareholders' equity of COMPANHIA DE DESENVOLVIMENTO E MODERNIZAÇÃO DE PLANTAS INDUSTRIAIS – CDMPI, according to the balance sheet of January 10th, 2021, summarized in Annex I, is negative, representing an unsecured liability in the amount of three billion, three hundred and twenty-one million, six hundred and eighty-seven thousand, eight hundred and fifteen reais and cents (R$ 3,321,687,815), and is recorded in the accounting books, in accordance with Brazilian accounting practices.

Rio de Janeiro, January 27th, 2021.

MOREIRA ASSOCIADOS AUDITORES INDEPENDENTES S/S
Registered with CRC RS 4632/0-1 S RJ
DIEGO ROTERMUND MOREIRA
Accountant registered with CRC RS 68603 S RJ
CNAI No. 1128
Manager - Technical Person in Charge

Moreira Auditores
By your side

ANNEX 1

COMPANHIA DE DESENVOLVIMENTO E MODERNIZAÇÃO DE PLANTAS INDUSTRIAIS – CDMPI

Balance Sheet prepared on January 10th, 2021
Amounts in Brazilian Real

	BRL
Assets	
Current Assets	
Cash and Cash Equivalents	28,454
FIDC	2,124,146,410
Accounts Receivable	429,098,562
Taxes to be Recovered	379,881,196
	2,933,154,622
Non-Current Assets	
Accounts Receivable	
Taxes to be recovered	80,019,557
Judicial Deposits	62,377,002
	142,396,559
Total Assets	**3,075,551,181**
Liabilities and Shareholders' Equity	
Current Liabilities	
Financing Activity	5,569,877,698
Accounts Payable	13,068,484
Taxes and Contributions to pay	101,753,958
	5,684,700,139
Non-Current Liabilities	
Accounts Payable LP	610,413,399
Deferred Income Tax and Social Contribution PNC	102,125,458
	712,538,857
Shareholders' Equity	
Capital	50,000
Income Summary	(1,976,982,988)
Accumulated Profits or Losses	(1,344,754,827)
	(3,321,687,815)
Total Liabilities and Shareholders' Equity	**3,075,551,180**

ANNEX II

Summary of Key Accounting Policies

1. Operational Context

A COMPANHIA DE DESENVOLVIMENTO E MODERNIZAÇÃO DE PLANTAS INDUSTRIAIS – CDMPII ("Company"), a corporation, was originally formed on November 12th, 2002 as PDET Onshore S.A. By decision of the Special Shareholders' Meeting held on March 9th, 2005, it changed its name to Companhia de Desenvolvimento e Modernização de Industriais Industriais - CDMPI, has principal place of business in the city and state of Rio de Janeiro - Brazil and operates basically in the incorporation of assets, construction, technical studies, project preparation and technical drawings, planning and installation of industrial plants, rental or lease of goods built by it, incorporated or installed, maintenance and technical assistance provision of technical services and related activities.

The Company was controlled by CDMPI Investment Co. Ltd. and was acquired by Petróleo Brasileiro S.A. on January 5th, 2021.

2. Reporting Basis

The financial statements were prepared in accordance with the accounting practices adopted in Brazil, established by the Brazilian Corporate Act, Act No. 6.404/76 and its amendments, prepared in accordance with the Brazilian Accounting Standards (NBCs), resolutions and instructions issued by the Securities and Exchange Commission (CVM), and in accordance with international financial reporting standards (International Finance Reporting Standards (IFRS)) issued by International Accounting Standards (IASB).

3. Functional Currency and Presentation Currency

The items included in the financial statements are measured by using the currency of the economic environment in which the Company operates. These financial statements are reported in Brazilian Real (BRL), which is the company's functional and presentation currency.

4. Foreign Currency

Foreign currency transactions are translated into the functional currency by using the exchange rates prevailing on the transaction and assessment dates, in which the items are remeasured.

Exchange gains and losses resulting from the settlement of these transactions and from the translation at exchange rates at the end of the year, referring to monetary assets and liabilities in foreign currencies, are recognized in the income statement.

5. Assessment Rationale

The financial statements have been prepared considering historical cost as the basis for value. The historical cost is generally based on the fair value of the consideration paid in exchange for assets.

6. Accounting Estimates

The preparation of the financial statements in accordance with CPC standards requires that Management make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates.

Estimates and assumptions are reviewed on an ongoing basis. Revisions with respect to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

7. Main Accounting Policies

The main accounting practices used when preparing the financial statements are defined below:

7.1. Cash and Cash Equivalents

It includes cash, bank deposits in cash and short-term investments considered to be of immediate liquidity, which are subject to an insignificant risk of change in value, which were recorded at cost values plus income earned up to the balance sheet dates, which do not exceed their value market or realization.

7.2. Financial Instruments

Non-derivative financial instruments include financial investments, investments in debt and equity instruments, accounts receivable and other receivables, cash, and cash equivalents, as well as vendors, accounts payable, and other debts.

Financial instruments were recognized in accordance with NBC TG 48 (IFRS) - Financial Instruments, adopted by the company on January 1st, 2018, according to Securities Commission Instruction (CVM) Resolution 763/16.

After initial recognition, the company classifies financial assets as subsequently measured by:

- Amortized Cost: when financial assets are held for the purpose of receiving contractual cash flows and the contractual terms of these assets must originate, exclusively, cash flows arising from payments of the principal and interest on the principal amount outstanding.

- Fair Value through other comprehensive income (VJORA): when financial assets are held both for the purpose of receiving contractual cash flows, and for the sale of these financial assets. In addition, the contractual terms must exclusively originate cash flows from the principal and interest on the principal amount outstanding;

- Fair value through profit or loss (VJR): when financial assets are not measured at amortized cost, fair value through other comprehensive income or when they are designated as such at initial recognition. Financial instruments are designated for measurement at fair value through profit or loss when the Company manages and makes decisions to buy and sell such investments, based on their fair value and in accordance with the investment strategy and risk management documented by the Company. After initial recognition, attributable transaction costs are recognized in the income statement when incurred, as well as the results of their fluctuations in fair value.

Non-derivative financial liabilities are measured by:

- Fair value through profit or loss: when classified as held for trading or designated as such at the time of initial recognition. The transaction costs are recognized in the income statement as incurred. Financial liabilities measured at fair value through profit or loss are measured at fair value and changes in the fair value of these liabilities, including gains with interest and dividends, are recognized in the income for the year.

- Amortized cost: Non-derivative financial liabilities are initially measured at fair value plus, provided that it is not an item measured at fair value through profit or loss, transaction costs that are directly attributable to its acquisition or issue.

- The classification of financial assets is based both on the Company's business model for the management of financial assets and on its cash flow characteristics; likewise, the Company classifies financial liabilities as subsequently measured at amortized cost or at fair value through profit or loss. Financial liabilities measured at amortized cost use the effective interest rate method, adjusted for any reductions in the settlement value.

7.3. Investments

Investments in Entities where the Company wields significant influence or control are accounted using the equity method, and they are initially recorded in the balance sheet at cost, plus changes after the acquisition of equity interest.

The income statement reflects the portion of the results of operations of subsidiaries based on the equity method. Any changes recognized in the shareholders' equity of these investees will be recognized by the Company as the variations that have occurred, which will disclose when applicable in the statement of shareholders' equity.

7.4. Non-Current Assets and Liabilities

They comprise realizable assets and rights and duties and obligations due after twelve months following the effective date of such financial statements, plus the corresponding charges and monetary variations incurred, if applicable, up to the balance sheet date.

7.5. Impairment Reduction

The Company's Management did not identify any signs of devaluation of the recoverable amount of its fixed assets, as provided for in CPC 01 (R1) - Impairment Reduction.

7.6. Vendors

Accounts payable to vendors are obligations to pay for goods or services that were acquired from vendors in the normal course of business, and they are classified as current liabilities if payment is due within a period of up to one year (or in the business operating cycle, even if longer). Otherwise, accounts payable are reported as non-current liabilities. They are initially recognized at fair value and subsequently measured at amortized cost, using the effective interest rate method. In practice, they are usually recognized at the corresponding invoice amount.

7.7. Income Tax and Social Contribution

Tax expenses for the period comprise current income tax and social contribution. Income tax is recognized in the income statement, except to the extent that it relates to items recognized directly in shareholders' equity. Current income tax and social contribution charges are calculated based on tax laws in force or substantially enacted on the balance sheet date.

Taxation on profit comprises Income Tax and Social Contribution, which are calculated based on taxable results (adjusted profit), at the rates applicable under the current legislation: 15%, plus 10% on what exceeds R$ 240 thousand per year for income tax and 9% for Social Contribution. Therefore, the additions to the accounting profit of expenses, temporarily non-deductible, or exclusions of revenue, temporarily non-taxable, considered for the assessment of the current taxable profit, generate tax credits or debts.

7.8. Provisions

Provisions are recognized when the Company has a present legal or implicit obligation as a result of past events and an outflow of funds is likely to be required to settle the obligation. Provisions for lawsuits are recorded based on the best risk estimates involved and are recorded in amounts considered sufficient to cover probable losses. Demands assessed as possible losses are disclosed in a note and those assessed as remote are neither created as provision nor disclosed.

Other provisions are measured at the amount of expenses that must be required to settle the obligation by using a pre-tax rate that reflects current market assessments for value of money in time and for the specific risks of the obligation.

7.9. Result Assessment

The result of operations is determined in accordance with the accrual basis.

7.10. Statement of Cash Flows

The cash flow statements were prepared using the indirect method based on the accounting information, in accordance with the instructions contained in CPC 3 - Statement of Cash Flows.

PETROBRAS

CDMPI CONTRACT LETTER

ICJ No. 0077-0115735.20.2

Petronect Opportunity No. 7002996198

PETRÓLEO BRASILEIRO SA - PETROBRAS, a mixed capital company, registered in the National Register of Legal Entities of the Ministry of Finance under nº 33.000.167 / 0001-01, headquartered at Avenida República do Chile, 65, Rio de Janeiro - RJ, hereinafter referred to as **PETROBRAS**, hereby represented by its Financial Managers and Tomaz Andres Barbosa and André Luis Campos Silva

Moreira Associados Auditores Independente SS, registered in the National Register of Legal Entities of the Ministry of Finance at CNPJ / MF under number 09.285.766 / 0001-34, headquartered at Rua Brasil 632, Canoas, Rio Grande do Sul, hereinafter **CONTRACTED PARTY**, in this act represented *according to its Social Contract, by its partner* DIEGO ROTERMUND MOREIRA

The **CONTRACTED PARTY's partners are:**DIEGO ROTERMUND MOREIRA, enrolled in the CPF under number 906.939.220-87, and FLAVIA TATIANE SILVEIRA WERNER, enrolled in the CPF under number 936.351.250-91.

PETROBRAS and **CONTRACTED PARTY**, jointly referred to as PARTIES, and individually, PARTY, celebrate this CONTRACT LETTER, linking the PARTIES to the **CONTRACTED PARTY** 's proposal contained in Petronect opportunity no. in item II of article 29 of Law No. 13,303 / 2016, and in article 120, II, of the Petrobras Bidding and Contracts Regulation ("RLCP"), and subject to the following clauses and conditions:

1. OBJECT: Services for the preparation of appraisal reports of the net accounting assets for the Company for the Development and Modernization of Industrial Plants - CDMPI in accordance with the conditions established herein and with the General Contractual Conditions, attached to this CONTRACT LETTER.

2. PRICE: R$13,000.00 (thirteen thousand Brazilian Reais), including all costs, inputs, expenses and other legal and tax obligations to comply with the contractual provisions until the end of this CONTRACT LETTER, with no claims for price revision, compensation or refund, except for the cases of refund when foreseen in the Service Specification Annex and subject to the provisions of item 8 -INCIDENTIAL TAXATION of Annex No. 1 - General Contractual Conditions.

2.1. The costs related to labor reflect the prices updated in the month of the proposal, therefore, there is no room for any claim that is based on salary review due to agreements, conventions or disagreements that occurred in the course of contracting.

3. DATE OF THE PROPOSAL: 3/6/2020

4. FINES:

4.1 MORATORIAL - 0.5% (zero point five percent) on the contractual value, per day of delay in delivering the service or meeting contractual requirements, provided that the causative reasons are attributable to the **CONTRACTED** PARTY.

4.1.1 - In Annex 1 of this contract in item 10 - FINES**,** the other types of fines are included.

5. FIXED AND IRREJUSTABLE PRICES: Contract prices are fixed and non-adjustable.

6. BANK DATA:

Bank Code : Itaú, Branch: 0897, Current Account: 64236-9

7. DEADLINE FOR PERFORMING THE SERVICE: 15 (fifteen) business days after requesting the reports.

7.1. - THE TERM OF THE VALIDITY OF THE CONTRACT LETTER: 360 (three hundred and sixty) days from the date of the execution of this CONTRACT LETTER.

START: 08/14/2020 END: 08/08/2021

The days of service interruption due to causes that do not depend on the CONTRACTED PARTY's will or control will be added to the term indicated above, verified and accepted by Petrobras' inspection.

8 - FORUM

The Central Forum of the Judicial District of the Capital City of the State of Rio de Janeiro will be the competent jurisdiction to settle any issues arising from this Binding Letter or from its execution, the parties expressly renouncing any other, no matter how privileged it may be.

This CONTRACT LETTER will be governed and interpreted, and all disputes arising from or related to it will be resolved in accordance with Brazilian law.

9. MISCELLANOUS

9.1. The termination of the contract will not affect the ineffectiveness of the Tax Incidence, Dispute Resolution and Applicable Law, Ownership over Results and Copyright Law, Secrecy, Compliance and items 1.10 and 1.10.1 of Annex No. 1, which will remain in effect for the terms established therein or by the statutory

statute of limitations.

9.2 - The following annexes are part of this CONTRACT LETTER:

Annex No. 01 - General Contractual Conditions
Annex No. 02 - Price Sheet
Annex No. 03 - Specification of Services
Annex No. 04 - Service Measurement Criteria
Annex No. 05 - CONTRACTED PARTY's Proposal

9.3 - In case of divergence between the clauses of the Annexes and of this instrument, this last shall prevail.

9.4 - Amendments to the provisions shall be made upon an Amendment, when resulting from supervening factors or opportunities requiring revision thereof.

9.5 - This CONTRACT LETTER is also governed by Law 13,303 / 16 of June 30, 2016, and by the Petrobras Bidding and Contracts Regulation.

Rio de Janeiro, August, 14, 2020.

Petróleo Brasileiro S/A	**Petróleo Brasileiro S/A**
Tomaz Andres Barbosa	André Luis Campos Silva
CPF: 079.624.907-56	CPF:
016.611.127-90	

Moreira Associados Auditores Independente S.S
DIEGO ROTERMUND MOREIRA
CPF: 906.939.220-87

WITNESSES:

Name: Leandro Fonseca de Oliveira	Name: Ricardo de Melo Londe
CPF: 093.078.127-99	CPF: 339.036.031-04

GENERAL CONTRACTUAL CONDITIONS

ANNEX No. 1

1. SPECIFICATIONS

1.1 - In carrying out the service, the **CONTRACTED PARTY** shall strictly comply with the specifications included in this CONTRACT LETTER and its Annexes. Any changes can only be made with prior written consent from **PETROBRAS**.

2. PAYMENT METHOD

2.1 - The payments due will be made by **PETROBRAS**, by means of a collection slip registered by a bank institution (type of collection registered with maturity and unlocked value) in the name of the **CONTRACTED PARTY**, whose maturity will be on the 30th (thirtieth) day, counted from the date of acceptance by Petrobras in accordance with annex 03, provided that the **CONTRACTED PARTY** makes the protocol of the collection documents (receipts, invoice and / or invoice that contains express indication of the establishment of Petrobras taking the service), up to the 7th (seventh) business day month following acceptance.

2.1.1 - Eventually payments may be made by means of a deposit in the **CONTRACTED PARTY's current account,** which must, for that purpose, register a single account with **PETROBRAS**.

2.1.2 - The presentation of the collection document outside of the period specified in item 2.1 or inconsistent with the provisions of item 2.1.4 shall require the postponement of the payment for the same period as the delay in the delivery of such documentation.

2.1.3 - No invoicing of the **CONTRACTED PARTY** shall be processed without previously issuing the respective Measurement Report.

2.1.4 - The collection documents must be issued without erasure, and must contain, in addition to the date of signature of this CONTRACT LETTER, the following information:

. The number of the contractual instrument - ICJ;
. Place and date of its issuance and number of the billing document;
. The number of the Measurement Report;
. The name and code of the bank, branch code, current account code of the **CONTRACTED PARTY**.
. The item of the tax legislation of the competent municipality corresponding to the item in the attached list of Complementary Law 116/2003, indicated in the Price Sheet - Annex No. 2;
. Other information as required by the relevant municipal legislation.

2.1.4.1 - If the CONTRACTED PARTY issues, for collection purposes, a tax document in breach of the municipal tax legislation, as well as in breach of the provisions of this Contract, item 2.4.3 will apply and the CONTRACTED PARTY will proceed with administrative actions with the Municipal Tax Authority for the cancellation of the nonconforming document, under the applicable legislation,

otherwise the appropriate penalties will apply. In this case, the CONTRACTED PARTY will be subject to the fine provided for in item 10.2.3 and must reimburse PETROBRAS for other amounts paid and/or costs incurred due to any tax assessment it may suffer as a result of the irregularity.

2.1.4.2 - There is no compensation for the course of time needed to pay the invoices.

2.2 - **PETROBRAS** is guaranteed the right to deduct from the payment due to the **CONTRACTED** PARTY, pursuant to this CONTRACT LETTER or in any contract maintained with **PETROBRAS**, communicating to him, in any event, the decision, in advance of 05 (five) days useful, in writing, amounts corresponding to:

2.2.1 - All debts that have given rise, notably fines of any kind, and those arising from taxes obligations, social security and labor, plus any addidtionals;

2.2.2 - Costs related to the correction of any failure;

2.2.3 - If **PETROBRAS** perform deductions in the invoices of the **CONTRACTED PARTY** , which subsequently check to be incorrect or in disagree with what is determined in this Agreement, the values incorrectly deducted must be returned within 05 (five) business days counted from the completion of the internal procedure of **PETROBRAS** that recognize the achievement of unauthorized deductions, updated exclusively based on the SELIC rate, considering the period between the day of deduction made and the prior day to the return of the amounts deducted.

2.3 - The values of basic prices and additions shall appear prominently in a single collection document

2.4 - In case Petrobras is appointed as a withholding source or tax substitute for ISS, under the terms of the legislation, except for the contracted services corresponding to items I to XXII of art. 3 of LC 116/2003, it is mandatory to issue an Invoice for Services using registration, even if provisional, of the Municipality (ies) in which the CONTRACTED PARTY's Economic Unit is identified, as indicated in this CONTRACT LETTER, under penalty of refusal of the tax document presented. The payment is conditional on the submission of the Service Invoice as provided herein, and is not subject to adjustment for inflation and/or interest.

2.4.1 - An Economic Unit is characterized in the place where there is a complex of goods organized to enable the activity of providing services, that is, mobilization of materials, instruments, machines, equipment and people applied to the execution of the contract scope.

2.4.2 - For the service portions corresponding to the other Municipalities, for which the CONTRACTED PARTY is solely and exclusively responsible for the payment of the service tax, the Services Invoices must be issued in compliance with the respective municipal tax legislation, under its full responsibility.

2.4.3 - The presentation of the collection document after the due date, or in disagreement with the provisions of its sub-items may imply its rejection and the postponement of payment for up to the same period of time as the delay in the delivery of such documentation in accordance with the terms of the Letter of Contract.

3 - OBLIGATIONS OF THE CONTRACTED PARTY

3. 1 - Maintain during the execution of this CONTRACT LETTER all conditions of qualification, of qualification and of the proposal, required at the time of the contracting and the regularity before the Labor Justice, periodically proven by the Negative Certificate of Labor Debts - or Positive with Negative Effects, as well as the regularity with the Social Security, periodically proven by the Negative or Positive Certificate with Negative Effects of Debts related to Federal Tax Credits and the Federal Active Debt (CND or CPEND/CPEN).

3.2 - Execute the service now contracted, in accordance with the provisions of this CONTRACT LETTER and its Annexes, within the terms and conditions established therein.

3.3 - Facilitate the action of the Inspection of **PETROBRAS**, providing information and documents related to the service in execution and promptly attending to the observations and requirements presented by it.

3.4 - Repair, correct or replace in whole or in part, at your expense and within the deadlines stipulated by the Inspection, the object of the CONTRACT LETTER in which there are defects, defects or inaccuracies resulting from the execution, even those already registered in the Measurement Report .

3.4.1 - In case it is necessary to remake the service, the **CONTRACTED PARTY** is obliged to perform it under the conditions hired, and shall bear its own costs. If **CONTRACTED PARTY fails** to do so, **PETROBRAS** shall be entitled to hire a third party to perform the service, and **CONTRACTED PARTY hereby** acknowledges CONTRACTED PARTY's responsibility to reimburse **PETROBRAS** for the amount paid to such third party, and the provisions on item 8 - LIABILITIES OF THE PARTIES shall not apply for purposes of this item.

3.5 - Respond for any damage or loss caused to **PETROBRAS** or third parties, subject to the provisions of item 8 - PARTIES 'RESPONSIBILITY.

3.6 - To ensure that no employee of the staff, by action or omission, hides, joins the concealment or tolerates that the occupational accident is hidden, occurred as a result of the execution of this CONTRACT LETTER.

3.7 - Issue required Occupational Accident Notification - CAT under the conditions and abiding by the legal deadlines in the case of Occupational Accident with any employees working at **PETROBRAS** facilities.

3.8 – **PETROBRAS** reserves the right to inspect the fulfillment of the obligation set forth in item 3.1.9, and may demand of the **CONTRACTED PARTY** the proof that it issued the Work Accident Notification - CAT, under the conditions and within the legal deadlines.

3.9 - Facilitate and not hinder the action of inspection by **PETROBRAS** regarding the fulfillment of the obligations set forth in items 3.1.9 and 3.1.10, and it may be required to prove that it, as well as any subCONTRACTED PARTY, issued the Work Accident Communication - CAT, under the conditions and within the legal deadlines.

3.10 - Use, exclusively, of its employees, for the performance of the contracted services, except in the case of subcontracting previously authorized by **PETROBRAS**.

3. 11 - Abstain from using, in all activities related to the execution of this CONTRACT LETTER, child labor, in the terms of item XXXIII of article 7 of the Constitution of the Republic, as well as not using labor in conditions analogous to slavery, and shall include a specific clause to this effect in contracts signed with suppliers of its inputs and/or CONTRACTED PARTYs, under penalty of fine or termination of this CONTRACT, without prejudice to the adoption of other applicable measures, and whenever requested by **PETROBRAS**, it must issue a written statement that it meets the requirement set forth in this item.

3.12 - Present monthly, under penalty of withholding the Measurement Report, the supporting documentation of the performance of their labor obligations, social security contributions and FGTS deposits, related to their employees, including the following information.

a) payment of salaries, premium, overtime, paid weekly rest and thirteenth salary, as appropriate;

b) concession of paid holidays and payment of the respective premium;

c) grant of transport allowance, food allowance and sick pay, when due;

d) FGTS deposits; and

e) payment of labor and social security obligations of employees dismissed up to the date the information was sent.

3.13 - Be responsible for any and all labor, social security, tax and fund obligations arising from the execution of the contractual object, bearing all costs and expenses related to administrative, judicial and arbitration proceedings, in any instance or court, which may be filed against **PETROBRAS**, assuming, in or out of court, all responsibility related to these obligations, protecting **PETROBRAS'** interests, including providing the necessary guarantees for its release.

BR PETROBRAS

3.1.13.1 - The provisions of item 3.1.13 do not exempt the **CONTRACTED PARTY** from refunding **PETROBRAS** the amount imputed to it in a conviction, handed down by the Judiciary, by an Arbitration Court or other competent authorities, in respect of labor, social security and tax obligations and FGTS deposits referring to the **CONTRACTED PARTY**'s employees. The referred amount will be added of all ancillary charges, such as procedural expenses, attorneys' fees, extrajudicial expenses, monetary correction and interests.

[3.14– Provide, under penalty of being held, the Measuring Report - RM:

a) Copy of the complete GFIP - Collection Form for the Severance Premium Reserve Fund and Information to Social Security, referring to this CONTRACT LETTER and its respective proof of delivery, in the terms of the current legislation. Additionally provide, every six months, clearance certificates or equivalent, with regards to the FGTS (Government Severance Indemnity Fund for Employees).

b) Certified copy of the GPS - Social Security Guide paid with the amount indicated in the GFIP report and certified copy of the DARF CASE The CONTRACTED PARTY is subject to CPRB - Social Security Contribution on Gross Revenue. If the payment of this bill is made by the internet, only the payment proof shall be presented, accompanied by the GPS.

b.1) If the CONTRACTED PARTY is subject to the use of eSocial and EFD-Reinf, provide a certified copy of the paid DARF with the composition of the collection document generated through the DCTF Web system.

b.2) If payment has been made over the internet, proof of payment must be presented, accompanied by GPS and/or DARF.

3.15 - Filing the documents mentioned in items and , shall not be required when issuing the Measurement Report - MR of the first event of payment, if the deadline for the collection of funds due to the Federal Revenue Service (RFB) has not elapsed , and the documents must be delivered to the next measurement.

3.16 - The execution of this CONTRACT LETTER has ended, for the signing of the Definitive Receipt Term (TRD), the CONTRACTED PARTY must present, within 60 (sixty) days, the documents mentioned in items “a” and “b”, referring to the last month of measurement, under penalty of applying the appropriate administrative sanctions.

3.17 - Present to the Inspection, a copy of the Registration in the Board of Trade or Registry Office of Legal Entities, when there is a change in the corporate composition of the **CONTRACTED PARTY**.

3.18 - Do not, during the execution of the CONTRACT LETTER, maintain an administrator, partner or professional with management power who is a spouse, partner or relative in a direct or collateral line, by consanguinity or affinity, up to the third degree, of a **PETROBRAS** employee holding a position of trust: (i) who authorized the hiring; (ii) who signed the CONTRACT LETTER; (iii) responsible

for the demand; (iv) responsible for the hiring; (v) hierarchically immediately superior to the responsible for the demand; (vi) hierarchically immediately superior to the responsible for the hiring.

3.1.18.1 – Failure to comply with the above obligation will result in a fine or contract termination.

3.19 - Comply with Procedures, Policies, Guidelines and the Information Security Rules of **PETROBRAS**.

3.1.19.1 Procedures, Policies, Guidelines and Information Security Standards of PETROBRAS are available on Petronect Portal on the Internet at www.petronect.com.br, for registered users with login and password.

3.1.19.2 - Give the appropriate treatment to the information received or generated, directly or indirectly, due to this CONTRACT LETTER, according to the degree of confidentiality established by **PETROBRAS**.

3.1.19.3 - To keep their staff informed about **PETROBRAS** Procedures, Policies, Guidelines and Information Safety Standards.

3.1.19.4 - Report immediately to **PETROBRAS** possible cases of breach of standard relating to the Information Security of **PETROBRAS** keeping **PETROBRAS** informed of the treatment given to the incident.

3.1.19.5 – For purposes of Information Security, the **CONTRACTED PARTY** is obliged by its administrators, employees, agents of any title, successors and commissioners, as well as by third parties hired by it.

3.1.19.6 - Allow **PETROBRAS** to supervise the practices adopted by the **CONTRACTED PARTY** regarding Information Security.

3.1.20 - Not using PETROBRAS' name, **PETROBRAS**' trademark, the expression "at the service of **PETROBRAS**" and similar expressions, particularly in uniform, vehicles, tools and equipment, owned or not by the **CONTRACTED PARTY**, unless previously and expressly authorized in writing by **PETROBRAS**.

4. COMPLIANCE

4.1. - The **CONTRACTED PARTY**, in relation to the activities, operations, services and works related to the object of this CONTRACT LETTER, declares and guarantees that it, the members of its Group, in the case of a Corporate or Consortium Company, and the Group of each one of the companies that make up the Consortium:

(i) did not make, offer, promise or authorize any payment, gift, promise, entertainment or any other advantage, whether directly or indirectly, for the direct or indirect use or benefit of any authority or public official, as defined in articles 327, caput, § § 1 and 2, and 337-D *caput* and sole paragraph, both of the Brazilian Penal Code, political party, political party authority, candidate for elective office,

or any other individual or entity, when such offer, payment, gift, promise, entertainment or any other advantage constitutes a violation of applicable laws, including, but not limited to Law 12. 846/13, the Brazilian Criminal Code, the *United Kingdom Bribery Act* 2010 or the *United States Foreign Corrupt Practices Act* of 1977, including any future amendments thereto, and all other rules and regulations made thereunder (collectively the "Anti-Corruption Laws");

(i) undertake not to practice any of the acts mentioned in the item above and to comply with the Anti-Corruption Laws.

(ii) have not used or will not use goods, rights or amounts deriving directly or indirectly from illegal activities, as well as not concealed or disguised their nature, origin, location, disposition, movement and property, and will comply with the other rules relating to money laundering, including, but not limited to, the conduct described in Law No. 9.613/98 and other legislation applicable to the **CONTRACTED PARTY**; and

(iii) have complied and will comply with the regime of international embargoes and sanctions applicable to them, including the decrees that provide for the implementation, in the national territory, of sanctions applied by the United Nations Security Council.

(iv) The **CONTRACTED PARTY** declares that it is aware of and agrees with the provisions contained in the Petrobras Code of Ethics, in the Petrobras Conduct Guide and in the Petrobras Social Responsibility Policy, available at the electronic address http://www.petrobras.com.br/pt/, and that it will disseminate to its employees the information contained in the referred documents, reinforcing, but not limiting itself, to moral harassment, sexual harassment and discrimination.

4.1.1 - For the purposes of this item, "Group" means, in relation to a natural or legal person whether regularly incorporated or not, the natural or legal person, its controlled, controlling and companies under common control, its successors, assignees, its administrators, directors, agents, employees, representatives and agents, including subCONTRACTED PARTYs.

4.2 The **CONTRACTED PARTY** undertakes to immediately notify **PETROBRAS** of any investigation or proceeding initiated by a governmental authority related to an alleged violation of the aforementioned Anti-Corruption Laws and of the obligations provided for in this item and its sub-items. The **CONTRACTED PARTY** shall make every effort to keep **PETROBRAS** informed of the progress and nature of investigations or procedures, providing all information that may be requested by **PETROBRAS.**]

4.3 - The **CONTRACTED PARTY** declares and warrants that it, the members of its Group, in the case of a Corporate or Consortium Company, and of the Group of each of the companies that constitute the Consortium, have been informed of their obligations in relation to the Anti-Corruption Laws and that everyone has

adequate policies and procedures in place and in relation to business ethics and conduct and the Anti-Corruption Laws. The existence of such policies and procedures may be audited by **PETROBRAS**.

4.4 – The **CONTRACTED PARTY** shall defend, indemnify and hold **PETROBRAS** harmless in respect of any claims, damages, losses, fines, costs and expenses, arising from or related to any breach by the **CONTRACTED PARTY** of the representations and warranties set forth in this clause and the Anti-Corruption Laws.

4.5 - The **CONTRACTED PARTY** shall respond, in a prompt and detailed manner, with due documental support, any notification from PETROBRAS related to the commitments, guarantees and declarations provided for in this clause.

4.6 - The **CONTRACTED PARTY** shall, in relation to the matters subject to this CONTRACT LETTER:

(i) Develop and maintain appropriate internal controls related to the **CONTRACTED PARTY**'s obligations provided for in item 4.1;
(ii) Develop and prepare its books, records and reports in accordance with accounting practices usually used, applicable to the **CONTRACTED PARTY**;
(v) Prepare appropriate books, records and reports of CONTRACTED PARTY's transactions in order to reflect correctly and accurately and in reasonable detail level the assets and liabilities of **CONTRACTED PARTY**;
(vi) Keep the above mentioned books, records and reports for a minimum period of ten (10) years after the termination of this Contract Letter
(vii) Comply with the applicable legislation.

4.7 - From signing date of this agreement and within 10 (ten) following years, by written notice with at least 05 (five) business days in advance, the **CONTRACTED PARTY** shall allow Petrobras, through representatives appointed by the it, have access to books, records, policies and procedures in this Agreement and all documents and information available, and shall provide all necessary access to **PETROBRAS** to interview **CONTRACTED** PARTY'S members, managers and staff considered necessary by **PETROBRAS** , in order to check the compliance of the **CONTRACTED PARTY** with the commitments made in clause 21.1.

4.8 - The **CONTRACTED PARTY** agrees to cooperate and assist the audit, verification or investigation conducted by **PETROBRAS**, in relation to any alleged, suspected or proven non-compliance with the obligations of this CONTRACT LETTER or the Anti-Corruption Laws by the **CONTRACTED PARTY** or by any of the members of the its Group, in the case of a Corporate Company or Consortium, and the Group of each of the companies that make up the Consortium.

4.9 - The **CONTRACTED PARTY** shall report in writing to the email address https://www.contatoseguro.com.br/petrobras, any explicit or implicit request of any personal advantage made by PETROBRAS employees or by any member of the **PETROBRAS** Group, to the **CONTRACTED PARTY** or to any member of the

Group of the CONTRACTED PARTY with respect to the activities, operations, services and work related to the purpose of this contract.

5. MEASUREMENT AND ACCEPTANCE OF SERVICES

5.1 - **PETROBRAS** will measure the services performed after its conclusion, gathering the results found in the Measurement Report (RM) signed by both parties and delivered to the **CONTRACTED** PARTY by the 1st (first) day of the month following the measurement, for purposes presentation of billing documents.

5.1.1. - The period of execution of the services to be considered is the 26th (twenty-sixth) day of the previous month until the 25th (twenty fifth) day of the month of competence.

5.1.2 – The final acceptance of the services shall be made upon completion thereof and after the contracting parties have signed the Term of Definitive Reception (TRD).

5.1.3 - Prior to signing the Term of Definitive Reception, **CONTRACTED PARTY** shall comply with all requirements from the Inspection related to any pending issues without any charge to **PETROBRAS**.

5.1.4 - The signing of the Definitive Receipt Term (TRD) does not exempt the **CONTRACTED PARTY** from the responsibilities entrusted to it by the legislation in force and by the CONTRACT LETTER, nor does it exclude legal and contractual guarantees, which may be challenged by **PETROBRAS**.

6. TAX INCIDENCES

6.1 - Taxes of any nature, which are owed as a direct result of this CONTRACT LETTER or execution thereof, are the sole responsibility of the taxpayer as defined in the tax rule, without the right to reimbursement.

13.1.1 - Taxes due as a direct result of this CONTRACT LETTER are not those whose economic burden must be borne by the **CONTRACTED PARTY**, such as: IRPJ, CSLL, IOF, social security contributions on payroll, among others.

6.1.2 - The **CONTRACTED PARTY** declares to have taken into account, in the presentation of its proposal, the taxes levied on the execution of the service, not being applicable any claim based on error in this evaluation, for the purpose of requesting price revision or reimbursement for payments determined by the competent authority.

6.1.3 - The **CONTRACTED PARTY** undertakes to reduce the contractual price by virtue of the undue increase in the value of the contract amounts corresponding to taxes of any nature, non-use of tax benefits, non-deduction or non-use of credits authorized by law, with the consequent restitution or

compensation to **PETROBRAS** of the amounts paid to the **CONTRACTED** PARTY, updated exclusively based on the SELIC Rate, considering the period between the day of payment made to the **CONTRACTED** PARTY and the day prior to the restitution or compensation of which treat this Clause.

6.2 – **PETROBRAS**, as the tax withholding agent, shall withhold and pay, within the terms stipulated under the Law, all taxes that are required by the legislation in force, and the **CONTRACTED PARTY shall** not be entitled to any adjustment to the tax calculation base nor to any such revision referred to in item 6.3.

6.2.1 - The **CONTRACTED PARTY** will previously provide all the necessary documents for the eventual reduction or elimination of the retention to be made by **PETROBRAS**, without the need for notice or notice.

6.3 – If after the date of submission of the proposal there is the creation of new taxes, the alteration of rates and/or alteration of the calculation base, or even the extinction of existing taxes, the institution of tax incentives of any nature and/or the exemption or reduction of taxes, which directly increase or reduce, demonstrably, the burden of the **CONTRACTED PARTY**, the price will be revised proportionally to the increase or reduction occurred, compensating, at the first opportunity, the difference arising from the respective changes.

6.3.1 - The revision referred to in item 6.3, to increase the contractual prices, shall only occur if the increase of the tax burden is not the result of the decision of the **CONTRACTED PARTY**, such as the modification of the establishment rendering services, adherence to Simplified Taxation System, among others, or even of mere economic circumstance, as the classification for higher level of taxation due to revenue growth, already existing when the proposal was presented.

6.3.2 - The **CONTRACTED PARTY** shall provide all necessary documents to avoid burden arising from joint liability of **PETROBRAS** provided by law, including those relating to their subCONTRACTED PARTYs, without prior notice or notification, on pain of compensation, in the first opportunity, of the amount of taxes for which apply to joint liability under the law.

6.4 – The contract price shall be adjusted immediately in order to purge the value of such undue tax, where any taxes composing the taxation base is no longer due, in whole or in part, due to: (i) declaratory act issued by the Attorney General of the National Treasury, approved by the State Minister of Finance, authorizing the forfeit to file an appeal or the waiver of any appeal filed by the Federal Government; (ii) binding precedent; (iii) final decision of the Supreme Court, by way of Direct Action of Unconstitutionality (ADI) or Declaratory Action of Constitutionality (ADC); (iv) suspension of the rule by the Senate; or (v) eligibility or classification for a tax incentive scheme.

7. SECRECY

7.1- The **CONTRACTED PARTY** undertakes for a period of 20 (twenty) years not to disclose any confidential data or information transmitted to it or that has access due to the performance of the purpose hereof, except in the case described in item 7.1.3.

7.1.1 - For purposes of the General Law of Data Protection (Law No. 13,709/18), in the event that as a result of this Agreement the **CONTRACTED PARTY** performs the processing of personal data as an operator or controller, the CONTRACTED PARTY shall adopt the technical, legal and administrative security measures to protect such personal data from unauthorized access or any form of inappropriate or illicit processing, observing the minimum standards defined by the National Data Protection Authority and in accordance with the provisions of the data protection and privacy legislation in effect, without prejudice to the provisions of this Contract Letter

7.1.2 - The **CONTRACTED PARTY** may only share with, grant access to or carry out the processing of personal data by systems with employees or CONTRACTED PARTYs who need to carry out the processing of such data for the purposes strictly necessary for the execution of the Contract-Letter.

7.1.3. - The **CONTRACTED PARTY** is responsible for the improper use that its employees or CONTRACTED PARTYs make of personal data, as well as for any flaws in the systems used by it for the treatment of the data.

7.1.4 - The **CONTRACTED PARTY** shall not provide, transfer or make available personal data to third parties, unless on the basis of explicit written instructions from **PETROBRAS** or by order of a judicial authority, in the latter case informing **PETROBRAS** within 24 (twenty-four) hours after receiving the judicial order, except in the legal cases of secrecy in the investigation in which the confidential treatment has been expressly required by the judicial authority, when the **CONTRACTED PARTY** is exempted from notifying **PETROBRAS**.

7.1.5 - If the **CONTRACTED PARTY** considers that the processing of personal data based on instructions given by PETROBRAS violates the data protection and privacy legislation, it shall immediately notify Petrobras.

7.1.6 - Confidential information shall include all stored information or data to which **CONTRACTED PARTY** has access, and also those transmitted orally, in writing or electronically, in virtue of the implementation of this Contract Letter, irrespective of whether express mention of confidentiality is made or not.

7.1.7. - The term provided in item 7.1 does not apply to the information and data related to business secrets (*know-how*, *trade secret*), commercial strategy and whatever represents a competitive advantage to **PETROBRAS**, which shall be kept indefinitely confidential by the **CONTRACTED PARTY** unless otherwise authorized by **PETROBRAS**.

7.1.8. - For confidentiality purposes, the **CONTRACTED PARTY** shall be bounded by its managers, representatives, successors and grantors.

7.1.9. - Any information obtained by the **CONTRACTED PARTY** during the execution of the contract, on the premises of **PETROBRAS** or originating from it, which are not directly related to the object of this CONTRACT LETTER, must be kept confidential under the terms and terms of this Clause.

7.2 - Failure to comply with the secrecy obligation, by disclosing confidential information and data or facilitating their disclosure, will imply:

a) upon contractual termination, if the CONTRACT LETTER is in force;

b) in any event, in the liability for losses and damages, in which case, an eventual limit of value does not apply, if provided for in item 8 - PARTIES 'RESPONSIBILITIES;

c) adoption of suitable legal measures enforceable according to Law No. 9.279/96 and applicable legislation;

d) application of liquidated damages in the amount of 10% (ten percent) of the contract value, regardless the compensation that treats the Alinea "b", of this item contractual, if in force the CONTRACT LETTER.

7.2.1– **CONTRACTED PARTY** failure to comply with the obligation of confidentiality under this section shall imply in serious irregularity for the purpose of registration status, participation in bidding and potential contracting.

7.3 - Only the following hypotheses are an exception to the obligation of secrecy:

a) information proven to be known before contract negotiations, both direct and through Bidding procedure;

b) previous and express consent of the holder of the information, by means of authorization of the highest authority of the body responsible for the CONTRACT LETTER, regarding the release of the secrecy obligation;

c) the information was proven to be known from another source, in a legal and legitimate way, regardless of this CONTRACT LETTER;

d) court and/or government decision for disclosure of information, provided that the owner of such information is immediately notified, prior to release, and secrecy of legal proceedings is required in the judicial and/or administrative treatment of such information.

7.4 – Any disclosure of any information or data from this CONTRACT LETTER shall depend on previous authorization from **PETROBRAS**, except for the mere news of its existence.

7.5. - In the event that it is necessary to carry out the processing of personal data of holders linked to the CONTRACTED PARTY as a result of this Agreement, PETROBRAS shall adopt security measures (technical, legal and administrative), able to protect personal data from non-access. authorized or accidental or illicit

situations of destruction, loss, alteration, communication or any form of inappropriate or illicit treatment, observing the minimum standards defined by the National Data Protection Authority and in accordance with the provisions of data protection legislation and privacy and privacy in force, especially Law No. 13,709 / 18, without prejudice to the provisions of Item 7 - Secrecy.

7.6 - The **CONTRACTED PARTY** will allow and adopt means for **PETROBRAS** to verify compliance with the practices adopted regarding the protection of personal data, committing itself to cooperate in the event of the need to carry out the personal data protection impact report.

8. RESPONSIBILITIES OF THE PARTIES

8.1. - For the purposes of this item 8, the following definitions apply:

(i) Direct Damages: damages caused directly and immediately by the infringing party's action or omission;

(ii) Malice: action or omission with the intention of causing damage to people, property, or the environment.

8.2 - The liability of the Parties for Direct Damages shall not exceed 10% (ten percent) of the Adjusted Contract Value.

8.3 The Parties undertake to indemnify the environmental damages and the losses suffered by third parties, as a result of the execution of this CONTRACT LETTER, as follows:

8.3.1 - The **CONTRACTED PARTY** undertakes, when it causes the damage, to indemnify up to the limit of 10% of the adjusted contractual value.

8.3.1.1 - The limit above shall not apply to environmental damage resulting from non-compliance with environmental legislation.

8.3.2 - **PETROBRAS** agrees to indemnify the amount that exceeds the liability of the **CONTRACTED PARTY**.

8.3.3 - Each party shall have their right of recourse guaranteed, as provided by law, so as to reimburse themselves for any amounts paid to third parties by virtue of final and unappealable court decision, when said payments are contract obligations of the other party, to the limits set up above.

8.3.3.1 - Respecting the limit set out in item 8.3.1, it will be subject to return what the third party effectively obtains in court, plus all accessories, such as legal expenses and attorney's fees.

8.4 - The limits established in this clause shall not apply to direct damages, provided for in items 8.2 and 8.3, in the cases listed below:

8.4.1 - Dolo by any of the parties in the execution of the contractual object, causing damages to the other or to third parties, observing the provisions in articles 927 and 932, item III, of the Civil Code;

8.4.2 - Non-compliance with the environmental, tax, labor and social security law.

8.4.3 - Neither Party will be liable for lost profits and indirect damages suffered by the other Party.

8.5 - The Party shall be liable for lost profits and indirect damages as a result of non-compliance with the contractual obligations of compliance, secrecy and infringement of intellectual property rights of the other Party and third parties.

8.6 - For purposes of this clause exclusively, it is understood by readjusted contractual value the initial value of the CONTRACT LETTER plus its adjustments and additions.

9. TERMINATION

9.1 - **PETROBRAS** may terminate this CONTRACT LETTER, without the **CONTRACTED** PARTY being entitled to indemnity and retention of services, in the following cases:

9.1.1 - Non-fulfillment or irregular fulfillment of contractual clauses, specifications, projects or deadlines.

9.1.2 - Slowness in compliance, leading **PETROBRAS** to assume the impossibility of completing the service within the stipulated deadlines.

9.1.3 - Unjustified delay in the start of the execution of the contractual object.

9.1.4 - Stoppage of the execution of the contractual object without just cause and prior communication to **PETROBRAS**.

9.1.5 - Assignment or subcontracting, total or partial of its object, without the prior and express consent of **PETROBRAS**.

9.1.6 - Assignment or donation in guarantee of the rights of this CONTRACT LETTER, totally or partially, without previous and express consent of **PETROBRAS**.

9.1.7 - Association, merger, split or consolidation of the **CONTRACTED PARTY** without prior notice to **PETROBRAS**.

9.1.8 - Non-compliance with the regular determinations of the **PETROBRAS** representative appointed to follow up and inspect its execution, as well as those of his superiors.

9.1.9 - Repeated committing of faults in its execution, noted in a proper register, as long as the limit established in the CONTRACT LETTER is reached for the sum of the values of the fines applied..

9.1.10 - Decree of bankruptcy, dissolution, social alteration or modification of the purpose or structure of the company, which, in the opinion of **PETROBRAS**, affects the execution of the work or service.

9.1.11 - Failure to provide sufficient bond to ensure compliance with contractual obligations, at the discretion of **PETROBRAS**, in cases of approval of judicial recovery plan.

9.1.12 - Suspension of services by determination of competent authorities, motivated by the **CONTRACTED PARTY**, which will be responsible for any increase in costs resulting therefrom and for losses and damages that **PETROBRAS**, as a consequence, may suffer.

9.1.13 - Failure to present, by the **CONTRACTED PARTY**, proof of compliance with labor obligations, including social security contributions and FGTS deposits, for its employees, when requested by the Inspection, without prejudice to the respective fine.

9.2 - If there is cause for termination, **PETROBRAS** will take immediate and exclusive possession of the services executed, handing them over to whoever it deems fit, regardless of judicial authorization and without any consultation or interference by the **CONTRACTED PARTY**, who will respond in the legal and contractual manner for the violation or inadequate execution that caused the termination.

9.2.1 - In the case provided for in item 911.2, **CONTRACTED PARTY** undertakes to repair the damage and losses earned on termination, including what PETROBRAS has to spend beyond the contractual amount, for execution of the remainder of the purpose, observing the provisions of **CLAUSE EIGHT - LIABILITY OF THE PARTIES**.

9.2.2 - Upon termination of the CONTRACT LETTER, **PETROBRAS**, if it so wishes, may contract with others the services object of this, regardless of the **CONTRACTED PARTY**'s authorization.

9.3 - The termination will result in the retention of credits arising from the CONTRACT LETTER, up to the limit of the losses caused to **PETROBRAS**.

9.4 - Notwithstanding the penalties provided in this CONTRACT LETTER, **PETROBRAS** may suspend their execution, until the **CONTRACTED PARTY** fully comply with the contractual condition breached - perform or have performed the obligation by a third party, the contractual condition breached, to the cost of the **CONTRACTED PARTY**, informing them of the decision.

9.5 - The **CONTRACTED PARTY** may terminate the CONTRACT LETTER in the following cases:

9.5.1 - - Suspension of execution, by written order of **PETROBRAS**, for a period exceeding 120 (one hundred and twenty) days, except in case of public calamity, grave disturbance of internal order or war.

PETROBRAS

9.5.2 - Delay of more than 90 days in payments due by **PETROBRAS**, except in case of public calamity, serious disturbance of the internal order or war.

9.5.3 - Non release, by fault of **PETROBRAS**, of area, place or equipment for execution of services, in the terms and contractual terms.

9.6 - In any case of contractual termination, **CONTRACTED PARTY shall** receive the amounts payable and not paid by **PETROBRAS**, due to the services performed or being carried out until the effective date of termination, if there is no need for any discount or retention, in accordance with the CONTRACT LETTER.

10. FINES

10.1. Always after written notification and without prejudice to the right to terminate this Letter of Contract, **PETROBRAS**, subject to the provisions of item 10.3, may apply to the **CONTRACTED PARTY** the following default fines, based on private law:

10.1.1. Due to the delay in meeting the contractual deadlines or in meeting the contractual requirements: fixed amount established in the table below, according to the value range of the CONTRACT LETTER, per day of delay, limited to 30% of the measurement value of the period in which there was the event generating the fine.

Contract Value Range (R $)	Daily fine for late payment (R $)
Up to 10,000.00	8.00
10,000.01 to 25,000.00	20.00
25,000.01 to 50,000.00	40.00
50,000.01 to 100,0000.00	50.00
100,000.01 to 200,000.00	100,00
200,000.01 to 400,000.00	200.00
400,000.01 to 700,000.00	400.00
700,000.01 to 1,000,000.00	700.00

10.1.2. The sum of the values of the late payment fines is limited to 10% (ten percent) of the value of the Letter of Contract.

10.1.3 - Failure to inform **PETROBRAS** of the occurrence of an accident at **PETROBRAS** 'premises, with its employees or third parties at its service, linked to the execution of this Contract Letter: R $ 1,200.00 (one thousand and two hundred reals), for each occurrence.

10.1.4 - For the non-issue of the Work Accident Notice - CAT, under the conditions and legal deadlines, in case of an accident at work in **PETROBRAS premises,** with its employees bound to execute this Contract: R $ 1,200.00 (one thousand two hundred reals), for each occurrence.

10.2 - Always after written notice, without prejudice to the option to terminate this Agreement, subject to the provisions of item 10.3, PETROBRAS shall be able to apply to **CONTRACTED PARTY** the following compensatory fines, and **CONTRACTED PARTY shall** also be liable for any additional indemnity in the amount equivalent to the surplus that may be caused, pursuant to the sole paragraph of article 416 of the Civil Code:

10.2.1 - For the total non-compliance with the contractual object: 30% (thirty percent) levied on the value of the CONTRACT LETTER.

10.2.2 - For non-fulfillment, irregular or defective fulfillment of part of the contractual object: 10% (ten percent) on the value of the CONTRACT LETTER.

10.2.3 - For non-compliance, or irregular or defective compliance, with the tax legislation or this CONTRACT LETTER relating to the issuance of invoice/invoice that results in tax assessment against **PETROBRAS** by the tax authorities: the amount of the tax assessment, with all its legal consequences.

10.3 When the **CONTRACTED PARTY** is notified of conduct subject to fines, it will be granted a period of 3 working days for defense.

10.4. The calculation basis for the application of the fine that refers to the value of the Contract Letter will take into account the PRICE defined above, also considering the update resulting from the price readjustment clause and eventual economic and financial rebalancing, as well as the additions and deletions subject to additives entered into up to the date of the event giving rise to the fine, excluding additions proportional to any extension.

11. ADMINISTRATIVE SANCTIONS

11.1 - Without prejudice to Private Law fines or contract termination, as well as other applicable legal and regulatory sanctions, **PETROBRAS** may apply to the **CONTRACTED** PARTY, always after regular administrative procedure in which the right to contradict and wide defense are ensured, the following Administrative Sanctions:

a) Warning

b) Administrative Fine; and

c) Temporary suspension from participating in bidding processes and impediment to enter into contracts with **PETROBRAS**

11.1.1 - The Warning is applicable whenever the act performed has not caused damages to **Petrobras**, its facilities, people, image, environment or to third parties, and that does not justify the imposition of a more serious penalty.

11.1.2 - The temporary suspension from participating in bidding processes and impediment to enter into contracts with **PETROBRAS** ("Suspension") is applicable whenever action or omission is practiced with potentiality to cause or

that has caused damage to **PETROBRAS**, its facilities, people, image, environment or to third parties, and that does not justify the imposition of a less serious penalty.

11.1.2.1 - Suspension may be classified as Mild, Regular or Severe depending on the specific case.

11.1.3 - **PETROBRAS** may, justifiably:

a) apply a mild, regular or severe Administrative Fine, respectively, in full replacement to Mild, Regular or Severe Suspension;

b) impose a regular or severe Administrative Fine, combined with a Mild, Regular Suspension or Warning instead of a Severe Suspension;

c) apply a regular or mild Administrative Fine, accumulated with a Mild Suspension or Warning instead of a Regular Suspension;

d) apply a mild Administrative Fine, accumulated with a Warning instead of a Mild Suspension;

11.1.3.1 - The Administrative Fine shall have its value defined according to the following formulas:

Mild Administrative Fine = (0.1% RB + 0.1% VC + VPA)/3

Regular Administrative Fine = (0.2% RB + 0.2% VC + VPA)/3

Severe Administrative Fine = (0.4% RB + 0.4% VC + VPA)/3

Where:

RB = The **CONTRACTED PARTY** 's gross income in the last fiscal year immediately preceding the conduct that leads to the application of the fine

VC = Contract amount or amount of the bid notice (contract)

VPA = value of the loss calculated from the **CONTRACTED PARTY** 's conduct (there being no loss or impossibility of calculation, the allocated VPA shall be equal to zero), limited to the sum of RB and VC, except in cases in which the sanction refers to default of labor obligations, when such limit shall not be applied

11.1.3.1.1 - The Amount of the Administrative Fine will be limited to 10% of the Contract Letter amount, except in cases in which the penalty refers to default of employment obligations, when such limit will not be applied.

11.1.3.1.2 - The replacement of the Suspension sanction for the Administrative Fine, provided for in item 11.1.3.1,WIll only occur upon the full compliance of the substitute Administrative Fine by the **CONTRACTED PARTY**. Until the actual payment occurs, the Suspension penalty will take effect from its application.

11.1.3.2 - The payment of the Administrative Fine may be made by deducting any payments due by **PETROBRAS**.

11.1.3.2.1 - Without prejudice to item 11.1.3.2 above, the **CONTRACTED PARTY** may directly make the payment related to the amount of the Administrative Fine in the manner provided for in the notification of sanction application.

12. ASSIGNMENT OR SUBCONTRACTING

12.1 - The **CONTRACTED PARTY** may only assign, in whole or in part, or subcontract, with prior written authorization from **PETROBRAS**, which does not exempt it from any of its contractual responsibilities.

13. STATEMENTS OF THE PARTIES

13.1 - The parties declare that they exercise their freedom to contract, observing the public order precepts and the principle of the social function of the CONTRACT LETTER, which also complies with the principles of economy, reasonableness, probity and good faith, regardless of no chance, in abuse of rights, in any capacity whatsoever.

PETROBRAS

PRICE SHEET

ANNEX No. 2

CONTRACTED PARTY:. **Moreira Associados Auditores Independente** S.S					
ICJ No. 0077-0115735.20.2					
Item	Service Description	Unit	Quantity	Unit prices (R $)	Totals (R $)
01	Preparation of an accounting appraisal report on the shareholders' equity of the Company for the Development and Modernization of Industrial Plants - CDMPI to be incorporated by **PETROBRAS**, issued in Portuguese, English and Spanish in 4 (four) copies for each language.	UN	1	13,000.00	13,000.00
Total (BRL)				13,000.00	13,000.00

Petróleo Brasileiro S/A
Tomaz Andres Barbosa
CPF: 079.624.907-56

Petróleo Brasileiro S/A
André Luis Campos Silva
CPF: 016.611.127-90

Moreira Associados Auditores Independente S.S
DIEGO ROTERMUND MOREIRA
CPF: 906.939.220-87

WITNESSES:

Name: Leandro Fonseca de Oliveira
CPF: 093.078.127-99

Name: Ricardo de Melo Londe
CPF: 339.036.031-04

PETROBRAS

SPECIFICATION OF SERVICES

ANNEX No. 3

Description of the Services:

Services for the preparation of an appraisal report for the net book value in Portuguese for the Company for the Development and Modernization of Industrial Plants - CDMPI, aiming at the incorporation of the same in **PETROBRAS**, with versions in 4 (four) copies in Spanish and 4 (fourth) copies in English, in accordance with the legislation and normative instructions in force for their issuance.

- **Deadline for preparing the Report:**

The service for issuing the report will be initiated after the demand for email by the contracting party of the report, with the deadline for the conclusion of the preparation being 15 (fifteen) business days after the demand.

- **Service Execution Site**

The service mentioned in the object of the CONTRACT LETTER and in that annex 03, will be carried out on the **CONTRACTED PARTY**'s premises, notwithstanding any eventual arrival of its employees at PETROBRAS headquarters, for the purpose of meetings and for certification of information and at the Extraordinary General Meeting that resolve on the aforementioned merger.

PETROBRAS

MEASUREMENT CRITERIA

Annex No.4

The measurement by **PETROBRAS** of the services object of this contract, detailed in Annex 3 - Specification of the Services, will be made when the **CONTRACTED** PARTY delivers the appraisal report and its respective versions, observing the procedures contained in annex 1, item 5 - Measurement and Acceptance of Services.

Payment will be made upon delivery by the CONTRACTED PARTY of the appraisal report in Portuguese and its respective versions in English and Spanish received and approved by Petrobras, following the procedures contained in Annex 1, item 2 - Form of Payment.

PROPOSAL

Annex No.5

Rio de Janeiro (RJ), March 05, 2021.

To
PETRÓLEO BRASILEIRO S/A
Rio de Janeiro – RJ

Dear Sirs,

MOREIRA ASSOCIADOS AUDITORES INDEPENDENTES S/S, CNPJ nº 09.285.766/0001-34, headquartered at Rua Brasil, nº 632, bairro Centro, Canoas/RS, through its undersigned legal representative, hereby presents a Commercial Proposal for the performance of the following services:

1. Object

Preparation of an appraisal report of the net worth of Companhia de Desenvolvimento e Modernização de Plantas Industriais – CDMPI to be incorporated by **PETROBRAS**, issued in Portuguese, English and Spanish in 4 (four) copies for each language.

2. Price

The total amount for the performance of the service is R$ 13.000,00 (thirteen thousand reais), firm and unadjustable.

3. Validity

The validity period of this proposal is 60 (sixty) days, counted from the date of its opening.

Sincerely,

MOREIRA ASSOCIADOS
AUDITORES INDEPENDENTES S/S
CRC/RS 004632/O-1 T PR
DIEGO ROTERMUND MOREIRA
Accountant CRC/RS 68.603
Partner – Director

PRICE SPREADSHEET

ANNEX Nº 2

CORPORATE NAME: MOREIRA ASSOCIADOS AUDITORES INDEPENDENTES S/S					
Item	**Service Description**	**Unit.**	**Quant.**	**Unit prices (R$)**	**Total (R$)**
01	Preparation of an appraisal report of the net worth of Companhia de Desenvolvimento e Modernização de Plantas Industriais – CDMPI to be incorporated by **PETROBRAS**, issued in Portuguese, English and Spanish in 4 (four) copies for each language.	UN	1	R$ 13.000,00	R$ 13.000,00
				Total (R$)	**R$ 13.000,00**

Sincerely,

MOREIRA ASSOCIADOS
AUDITORES INDEPENDENTES S/S
CRC/RS 004632/O-1 T PR
DIEGO ROTERMUND MOREIRA
Accountant CRC/RS 68.603
Partner – Director

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
OPINION OF THE FISCAL COUNCIL

The Fiscal Council of Petróleo Brasileiro S.A. - PETROBRAS, in the exercise of its legal and statutory functions, in a meeting held on this date, appreciated the decisions of the Company's Board of Directors (taken at the Board of Directors Meeting of February 24, 2021), in the sense of submitting to the Extraordinary General Meeting - EGM - the Merger of COMPANHIA DE DESENVOLVIMENTO E MODERNIZAÇÃO DE PLANTAS INDUSTRIAIS - CDMPI. Based on the content of the documents that were forwarded to this Collegiate, and also on the Evaluation Report issued on 01.10.2021 by Moreira Associados Auditores Independentes S/S, based on the elements contained in CDMPI's Balance Sheet, on the base date of 01.10. 2021, and in the respective Protocol and Justification of the Merger, in accordance with the provisions of articles 224, 225 and 227 of Law 6404/76, and in compliance with the provisions of the Instruction of the Securities and Exchange Commission (CVM) No. 565, of June 15, 2015, the Fiscal Council understands that the formalities applicable to the case were observed, and the documentation is in order to be submitted for discussion and voting at the Extraordinary General Meeting of PETROBRAS' Shareholders. We emphasize, however, the need for prior manifestation of the Secretariat of Coordination and Governance of State Companies - SEST, as per article 41, item VI, point "b" of Decree-law n° 9.035, de 20.04.2017, for deliberation on the matter in the Ordinary Shareholders' Meeting.

Rio de Janeiro, February 24, 2021.

JOSE FRANCO MEDEIROS DE MORAIS:66555957115 Digitally signed by JOSE FRANCO MEDEIROS DE MORAIS:66555957115 Date: 02/24/2021 09:01:13 p.m.-03'00'

José Franco Medeiros de Morais
President

AGNES MARIA DE ARAGAO DA COSTA:08090918794 Digitally signed by AGNES MARIA DE ARAGAO DA COSTA:08090918794 Data: 02/24/2021

Agnes Maria de Aragão da Costa
Board member

DANIEL ALVES FERREIRA:2058 8 624580 4 Digitally signed by DANIEL ALVES FERREIRA:20586245804 Data: 02/24/2021 05:21:28 p.m.-03'00'

Daniel Alves Ferreira
Board member

MARCELO GASPARINO DA SILVA:80738346934 Digitally signed by MARCELO GASPARINO DA SILVA:80738346934 Data: 02/24/2021

Marcelo Gasparino da Silva
Conselheiro

SERGIO HENRIQUE LOPES DE SOUSA:88493970700 Digitally signed by SERGIO HENRIQUE LOPES DE SOUSA:88493970700 Data: 02/24/2021 06:24:12 p.m.-03'00'

Sergio Henrique Lopes de Sousa
Board member

EDUARDO DAMAZIO DA SILVA REZENDE:03536512739 Digitally signed by EDUARDO DAMAZIO DA SILVA REZENDE:03536512739 Data: 02/24/2021 05:04:19 p.m.-03'00'

Eduardo Damázio da Silva Rezende
Technical Advisor
CRC/RJ- 084155/O-3

|

INFORMATION RELATING TO THE INCORPORATION OF

COMPANHIA DE DESENVOLVIMENTO E MODERNIZAÇÃO DE PLANTAS INDUSTRIAIS (CDMPI)

as ACQUIRED COMPANY, by

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

as RESULTING COMPANY

(as per article 20 of CVM Instruction No. 481, of December 17, 2009)

Rio de Janeiro, February 24, 2021

1. Protocol and justification of the operation, pursuant to articles 224 and 225 of Law 6404, of December 15, 1976 ("Corporation Law").

The Protocol and Justification of the Merger of COMPANHIA DE DESENVOLVIMENTO E MODERNIZAÇÃO DE PLANTAS INDUSTRIAIS - CDMPI ("ACQUIRED COMPANY") by PETRÓLEO BRASILEIRO S.A. - PETROBRAS ("RESULTING COMPANY"), hereinafter jointly referred to as "PARTIES", or any of them, individually, as "PARTIES", can be found in Annex I - Protocol and Justification of the Merger.

2. Other agreements, contracts and pre-contracts regulating the exercise of voting rights or the transfer of shares issued by the surviving companies or resulting from the operation, filed at the company's headquarters or to which the company's controller is a party.

There are no agreements, contracts or pre-contracts regulating the exercise of voting rights or the transfer of shares issued by RESULTING COMPANY, filed at its headquarters or to which its controller is a party.

3. Operation description, including:

(a) Terms and conditions

The purpose of the merger of COMPANHIA DE DESENVOLVIMENTO E MODERNIZAÇÃO DE PLANTAS INDUSTRIAIS - CDMPI into PETRÓLEO BRASILEIRO S.A. - PETROBRAS ("Merger") is to rationalize costs by consolidating its activities, since the maintenance of several administrative structures generates increases in its operating costs, while implies the loss of relevant synergies in the conduct of its affairs of interest.

The Merger will bring advantages to both PARTIES and their shareholders by providing greater administrative efficiency, reduced operating costs, and more efficient management of the assets involved.

The appraisal of the net worth of the ACQUIRED company, for the purposes of the respective accounting entries in the RESULTING COMPANY, was performed at the net book value, based on the elements included in the Balance Sheet, by the specialized company MOREIRA ASSOCIADOS AUDITORES INDEPENDENTES ("Appraisal Company"), on the base date of 01/10/2021 ("Base Date"), as stated in the Appraisal Report included in Annex II - Appraisal Report.

According to the Appraisal Report prepared by the Appraisal Company, the book value of the net worth of the ACQUIRED company, on the Base Date of 01/10/2021, corresponds to the negative value of R$ 3,321,687,815 (three billion, three hundred and twenty-one million, six hundred and eighty-seven thousand and eight hundred and fifteen reais).

The equity variations related to the net worth of the ACQUIRED COMPANY, ascertained in the period between the Base Date and the effective Merger, shall remain recorded in the books of the ACQUIRED COMPANY and shall be absorbed and transferred to the books of the RESULTING COMPANY by their respective values on the date of the Merger, not modifying the values adopted in the Protocol and Justification for the accomplishment of the Merger.

Considering that the RESULTING COMPANY holds 100% (one hundred percent) of the shares representing the capital stock of the ACQUIRED COMPANY, the Merger will not imply the alteration of the capital stock of the RESULTING COMPANY, to the extent that its financial statements already consolidate the accounting records of the ACQUIRED COMPANY.

The substitution of RESULTING COMPANY's investments in ACQUIRED COMPANY by the assets and liabilities elements contained in RESULTING COMPANY's Balance Sheet will not imply alteration in the value of RESULTING COMPANY's net worth and capital stock, nor the issuance of new shares or any modification to the voting rights, dividends or any other political or patrimonial rights granted to RESULTING COMPANY's current shareholders.

The balances of the credit and debit accounts of ACQUIRED COMPANY will pass to the accounting books of RESULTING COMPANY, making the necessary adjustments.

The assets, rights and obligations of the ACQUIRED COMPANY, which compose the net worth to be transferred to the RESULTING COMPANY, are those detailed in the Appraisal Report, at book value.

The approval of the Merger shall cause the full right extinction of the ACQUIRED COMPANY company, for all legal purposes and effects, so that the RESULTING COMPANY shall universally succeed the ACQUIRED company in all its rights and obligations, pursuant to article 227 of the Corporation Law.

(b) Obligations to indemnify: (i) the directors of any of the companies involved; and (ii) if the transaction does not go through.

There are no indemnification obligations as a result of the Merger.

(c) Comparative table of the rights, advantages and restrictions of the shares of the involved or resulting companies, before and after the operation

There will be no change in the rights, advantages and restrictions of the RESULTING COMPANY's shares as a result of the Merger.

(d) Possible need for approval by debenture holders or other creditors

There is no need for approval of the Merger by creditors of the PARTIES.

(e) Assets and liabilities that will make up each portion of equity in case of a spin-off

Not applicable.

(f) Intention of the resulting companies to obtain registration as issuer of securities

Not applicable.

4. Plans for conducting corporate business, notably with regard to specific corporate events that are intended to be promoted.

There are no specific corporate events intended to be promoted after the Merger.

5. Analysis of the following aspects of the operation:

(a) Description of the main expected benefits, including: (i) synergies, (ii) tax benefits, and (iii) strategic advantages.

The Merger will bring considerable administrative, economic and financial benefits to the PARTIES and their shareholders to the extent that:

(i) the operational integration of the PARTIES will allow a better use of already existing synergies, and rationalization of costs through the consolidation of their activities, being, therefore, entirely beneficial to the social interests of the PARTIES;

(ii) the pooling of the corporate resources and assets of the PARTIES will allow better management of operations, assets and cash flows, resulting in the optimization of the use of operating and financial resources and, consequently, in obtaining greater benefits for the corporate activities performed by the PARTIES, which would not be possible if another type of corporate operation were adopted; and

(iii) will result in the rationalization and simplification of the corporate structure, and consequently in the consolidation and reduction of operating expenses.

(b) Costs

The PARTIES estimate that the total costs and expenses for carrying out and effecting the Merger, including the costs for performing and publishing the corporate acts, and the expenses with the fees of appraisers and other hired professionals, shall not exceed the amount of two hundred and ten thousand reais (R$210,000.00).

(c) Risk Factors

The Administration believes that there are no risks that deserve comment or emphasis. More details about risk factors are in item 11 (a).

(d) If it is a related party transaction, any alternatives that could have been used to achieve the same objectives, indicating the reasons why these alternatives were discarded

There are no possible alternatives, considering that the purpose of the PARTIES is to simplify the corporate structure of the PETROBRAS System and to extinguish the ACQUIRED COMPANY, which could only be obtained by means of a corporate merger operation.

(e) No Substitution Relationship

The Merger shall be carried out without any relation of replacement of the shares issued by the ACQUIRED COMPANY, considering that: (i) the RESULTING COMPANY is the holder of the totality of the shares representing the capital stock of the ACQUIRED COMPANY, there being no non-controlling shareholders that shall migrate to the RESULTING COMPANY; (ii) the totality of the shares issued by ACQUIRED COMPANY and held by RESULTING COMPANY shall be extinguished upon the Merger; (iii) the Merger shall not result in a capital stock increase in RESULTING COMPANY; and (iv) the Merger shall not result in the issuance of new shares by RESULTING COMPANY.

(f) In transactions involving controlling companies, subsidiaries or companies under common control: (i) share replacement ratio calculated in accordance with article 264 of Law 6404 of 1976; (ii) detailed description of the substitution ratio negotiation process and other transaction terms and conditions; (iii) if the operation has been preceded, in the last twelve (12) months, by an acquisition of control or acquisition of participation in a control block: comparative analysis of the replacement ratio and of the price paid in the acquisition of control, and reasons justifying any valuation differences in the different operations; and (iv) justification as to why the replacement relationship is commutative, with a description of the procedures and criteria adopted to ensure the commutativity of the transaction or, if the replacement relationship is not commutative, details of the payment or equivalent measures adopted to ensure adequate compensation.

The Merger will take place without any substitution relationship of the shares issued by ACQUIRED COMPANY, since the entire capital stock of ACQUIRED COMPANY is held by RESULTING COMPANY.

6. Copy of the minutes of all meetings of the board of directors, fiscal council and special committees at which the transaction was discussed, including any dissenting votes

The minutes of the meetings of the Board of Directors, Fiscal Council and Investment Committee, in which the Merger was discussed, can be found in Appendix III - Minutes of Meetings.

7. Copies of studies, presentations, reports, opinions, or appraisal reports of the companies involved in the operation made available to the controlling shareholder at any stage of the operation

The Appraisal Report prepared by MOREIRA ASSOCIADOS AUDITORES INDEPENDENTES is available in the Appendix - Appraisal Report.

7.1. Identification of possible conflicts of interest between the financial institutions, companies and professionals that have prepared the documents mentioned in item 7 and the companies involved in the operation

In accordance with Annex III, item X, "d", of CVM Instruction 361, of March 5, 2002, the Appraisal Company, responsible for preparing the Accounting Appraisal Report, declared in the referred document: (i) not to hold, directly, through its controller, and persons linked to them, on the date of issuance of the Accounting Evaluation Report, any securities, or derivatives referenced therein, issued by the PARTIES, either in its own name or under its discretionary administration; (ii) not to have, with the PARTIES, commercial and credit relations of any nature that may impact the Accounting Evaluation Report; (iii) does not have a conflict of interest that diminishes the necessary independence for the performance of its functions; (iv) has contracted, for the evaluation services, the net fixed remuneration, in national currency, in the amount equivalent to R$ 13,000.00 (thirteen thousand reais); and and (v) have not received from the PARTIES in the twelve (12) months prior to the date of the Accounting Appraisal Report, any other amount, other than the one mentioned above, as remuneration for any consulting, appraisal, auditing and similar services.

8. Draft bylaws or amendments to the bylaws of the companies resulting from the transaction

As the Merger will be carried out without cancellation or issuance of new shares by RESULTING COMPANY, and without alteration of its capital stock, there will be no change in RESULTING COMPANY's bylaws.

9. Financial statements used for the purposes of the operation, in accordance with the specific standard

The obligation to disclose financial statements audited by an independent auditor registered with the CVM, with a base date no earlier than 180 (one

hundred and eighty) days from the date of the meeting that resolves on the transaction, does not apply to the transaction under analysis, by virtue of article 10, *caput*, of CVM Instruction No. 565, dated June 15, 2015.

10. Pro forma financial statements prepared for the purposes of the operation, under the terms of the specific standard

The preparation of financial statements audited by an independent auditor registered with the CVM, pursuant to article 6 of ICVM 565/2015, and of *pro forma* financial information, pursuant to article 7 also of ICVM 565/2015, was waived, since the effects of the Merger comply with the provisions of article 10, *caput*, of said Instruction.

11. Document containing information about the companies directly involved that are not publicly traded companies (in this case, the ACQUIRED COMPANY):

(a) Risk factors, pursuant to items 4.1 and 4.2 of the reference form

There are no relevant market risks to report. The RESULTING COMPANY will succeed the ACQUIRED COMPANY in all its rights and obligations, assuming the totality of its assets and liabilities.

(b) Description of the main changes in risk factors that occurred in the previous year and expectations regarding the reduction or increase in exposure to risks as a result of the operation, pursuant to item 5.4 of the reference form

In relation to the previous year, the Administration understands that no relevant changes have occurred in the exposure to risks.

(c) Description of its activities pursuant to items 7.1, 7.2, 7.3 and 7.4 of the reference form

The business purpose of ACQUIRED COMPANY is the incorporation of assets, construction, technical studies, elaboration of projects and technical drawings, planning, installation of industrial plants, leasing or renting of assets constructed, incorporated or installed by it, maintenance and technical assistance, rendering of technical services, and any and all activities related to the above and necessary to the achievement of its business purposes. Thus, the main objective of this project was to increase the capacity of the Refinaria Henrique Lage (REVAP) to process national heavy oil, adjust the diesel produced by it to the new national specifications, and reduce the amount of pollutant emissions.

The assets constituted by ACQUIRED COMPANY started operating on 10/18/2010 (U-276, Delayed Coking Unit) and on 12/16/2010 (U-266, Coke Naphtha Hydrotreatment Unit).

ACQUIRED COMPANY is in operational activity expressed in a lease agreement (*rental agreement*) for equipment to RESULTING COMPANY, which defines semi-annual rental payments (May and November each year), scheduled to end in May 2021.

ACQUIRED COMPANY closed the fiscal year of 2020 with an uncovered liability (negative Net Worth) in the amount of R$ 3,094,999,000.00, having as its main liability the financing, maturing in May 2021, through BB FUND, in the amount of R$ 5,367,707,000.00, equivalent to US$ 1,102,000,000.00, considering the interest accrued until 12/31/2020.

(d) Description of the economic group, pursuant to item 15 of the reference form

The ACQUIRED COMPANY is controlled by the INCORPORATOR, Petróleo Brasileiro S.A. - PETROBRAS, Brazilian, registered in the CNPJ/MF under number 33.000.167/0001-01.

The capital stock of ACQUIRED COMPANY, fully subscribed and paid-up, is R$50,000.00 (fifty thousand reais), divided into 50,000 (fifty thousand) common,

nominative shares with a par value of R$1.00 (one real) each, all held by RESULTING COMPANY, as indicated below:

COMPANHIA DE DESENVOLVIMENTO E MODERNIZAÇÃO DE PLANTAS INDUSTRIAIS (CDMPI)								
Shareholder	Nationality	Individual/Corporate Taxpayer's ID	Ordinary Shares		Preferred Shares		Total Shares	
			No.	%	No.	%	No.	%
PETROBRAS	Brazilian	33.000.167/ 0001-01	50,000	100%	0	0.00%	50,000	100%
Other	----	----	0	0.00%	0	0.00%	0	0.00%
Treasury Shares	----	----	0	0.00%	0	0.00%	0	0.00%
Total	----	----	50,000	100%	0	0.00%	50,000	100%

There is no shareholders' agreement filed at ACQUIRED COMPANY's headquarters or to which ACQUIRED COMPANY's controlling shareholder is a party.

The RESULTING COMPANY is directly controlled by the Federal Government, registered with CNPJ/MF No. 00.394.460/0409-50, holding 3,740,470,811 (three billion, seven hundred and forty million, four hundred and seventy thousand, eight hundred and eleven) common, book-entry shares with no par value.

The capital stock of RESULTING COMPANY, fully subscribed and paid up, is R$ 205,431,960,490.52 (two hundred and five billion, four hundred and thirty-one million, nine hundred and sixty thousand, four hundred and ninety reais and fifty-two cents), divided into 13,044,496,930 (thirteen billion, forty-four million, four hundred and ninety-six thousand, nine hundred and thirty) shares, without par value, of which 7,442,454,142 (seven billion, four hundred and forty-two million,

four hundred and fifty-four thousand, one hundred and forty-two) common shares and 5,602,042,788 (five billion, six hundred and two million, forty-two thousand, seven hundred and eighty-eight) preferred shares, distributed among the RESULTING COMPANY's shareholders as follows:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS						
Shareholder Nationality Individual/Corporate Taxpayer's ID	Shares Common Shares		Preferred Shares		Total Shares	
	No.	%	No.	%	No.	%
União Federal Brasileira 00.394.460/0409-50	3,740,470,811	50.26%	0	0%	3,740,470,811	28.67%
BNDESPar	17,700,392	0.24%	900,210,496	16.07%	917,910,888	7.04%
BNDES	-	-	135,248,258	2.41%	135,248,258	1.04%
Other	3,684,060,179	49.50%	4,566,511,125	81.52%	8,250,571,304	63.25%
Treasury Shares	222,760	0%	72,909	0%	295,669	0.00%
Total:	7,442,454,142	100%	5,602,042,788	100%	13,044,496,930	100%

The RESULTING COMPANY acquired all of ACQUIRED COMPANY's shares and control of the company on 05/01/2021.

The ACQUIRED COMPANY has no shareholders other than the RESULTING COMPANY.

COMPANHIA DE DESENVOLVIMENTO E MODERNIZAÇÃO DE PLANTAS INDUSTRIAIS (CDMPI)	
NUMBER OF INDIVIDUAL SHAREHOLDERS	0
NUMBER OF CORPORATE SHAREHOLDERS	1

NUMBER OF INSTITUTIONAL INVESTORS	NOT APPLICABLE
SHARES OUTSTANDING	NOT APPLICABLE



FEDERAL GOVERNMENT
SUBSIDIARY
50.26%*
PETRÓLEO BRASILEIRO S.A. -PETROBRAS *
DIRECT SUBSIDIARY
100%*
COMPANHIA DE DESENVOLVIMENTO E MODERNIZAÇÃO DE PLANTAS INDUSTRIAIS (CDMPI)
ACQUIRED COMPANY

* VOTING CAPITAL

(e) Description of share capital, pursuant to item 17.1 of the reference form

COMPANHIA DE DESENVOLVIMENTO E MODERNIZAÇÃO DE PLANTAS INDUSTRIAIS (CDMPI)	
CAPITAL ISSUED, SUBSCRIBED AND INTEGRALIZED	R$50,000.00
CURRENT NUMBER OF COMMON SHARES	50,000
NUMBER OF PREFERRED SHARES	0
AUTHORIZED CAPITAL	0
SECURITIES CONVERTIBLE INTO SHARES	0

12. Descrição da estrutura de capital e controle depois da operação, nos termos do item 15 do formulário de referência.

There will be no change in the capital and control structure after the transaction.

13. Number, class, kind and type of securities of each company involved in the transaction held by any other companies involved in the transaction, or by persons linked to such companies, as defined by the rules dealing with public offerings for acquisition of shares.

There are no other securities of companies involved in the Merger, held by other companies involved in the Merger, or by persons linked to these companies, under the terms of article 3, VI of CVM Instruction No. 361, of March 5, 2002, besides the shares issued by ACQUIRED COMPANY, held by RESULTING COMPANY, as described in item 11, "d" above.

14. Exposure of any of the companies involved in the operation, or of persons linked to them, as defined by the rules that deal with public offerings for acquisition of shares, in derivatives referenced in securities issued by the other companies involved in the operation

There is no exposure of any company involved in the Merger or of persons related to it, under the terms of article 3, VI of CVM Instruction 361, of March 5, 2002, in derivatives referenced in securities issued by the other companies involved in the operation.

15. Report covering all the trades carried out in the last six (6) months by the persons indicated below with securities issued by the companies involved in the operation:

(a) Companies involved in the operation:

(i) Private purchase transactions: the average price, quantity of shares involved, security involved; percentage in relation to the class and kind of security; other relevant conditions.

There have been no transactions between ACQUIRED COMPANY and RESULTING COMPANY in the last six (6) months.

(ii) Private purchase transactions: the average price, quantity of shares involved, security involved; percentage in relation to the class and kind of security; other relevant conditions.

There have been no transactions between ACQUIRED COMPANY and RESULTING COMPANY in the last six (6) months.

(iii) Purchase operations on regulated markets: the average price, quantity of shares involved, security involved; percentage in relation to the class and kind of security; other relevant conditions; and

There have been no transactions between ACQUIRED COMPANY and RESULTING COMPANY in the last six (6) months.

(iv) Sales operations in regulated markets: the average price, quantity of shares involved, security involved; percentage in relation to the class and kind of security; other relevant conditions.

There have been no transactions between ACQUIRED COMPANY and RESULTING COMPANY in the last six (6) months.

(b) Parties related to companies involved in the transaction:

(i) Private purchase transactions: the average price, quantity of shares involved, security involved; percentage in relation to the class and kind of security; other relevant conditions.

There are no operations to report.

(ii) Private sale transactions: the average price, quantity of shares involved, security involved; percentage in relation to class and kind of security; other relevant conditions.

There are no operations to report.

(iii) Purchase transactions on regulated markets: the average price, quantity of shares involved, security involved; percentage in relation to class and kind of security; other relevant conditions.

There are no operations to report.

(iv) Sales transactions on regulated markets: the average price, quantity of shares involved, security involved; percentage in relation to class and kind of security; other relevant conditions.

There are no operations to report.

16. Document through which the Special Independent Committee submitted its recommendations to the Board of Directors, if the transaction was negotiated pursuant to CVM Guidance Opinion No. 35, of 2008.

Not applicable.

EXHIBITS:

Protocol and Justification of the Incorporation.
Appraisal Report.
Meetings Minutes.

EXHIBIT 21

1. List the evaluators recommended by the Management

MOREIRA ASSOCIADOS AUDITORES INDEPENDENTES S/S, hereinafter referred to as MOREIRA ASSOCIADOS, was appointed to ascertain the book value of **COMPANHIA DE DESENVOLVIMENTO E MODERNIZAÇÃO DE PLANTAS INDUSTRIAIS – CDMPI**, shareholders' equity to be merged with PETROBRAS.

2. Describe Evaluators' recommended expertise

MOREIRA ASSOCIADOS is an Audit firm, registered with the Regional Accounting Council under registration CRC RS 4632/0-1 S RJ, and is qualified to issue a Valuation Report on COMPANHIA DE DESENVOLVIMENTO E MODERNIZAÇÃO DE PLANTAS INDUSTRIAIS – CDMPI in compliance with current regulations.

3. Provide a copy of the proposal including both the work and the fees of the recommended Evaluators

See Exhibit nº 5 of signed agrément with MOREIRA ASSOCIADOS – Proposal.

4. Describe any relevant relationship over the last 3 (three) years between the recommended evaluators and parties related to the company, as defined by the accounting rules that deal with this matter.

The Auditors have no direct or indirect interest in the companies involved or in the operation, just as there is no other relevant circumstance that may characterize a conflict of interest.

PETROBRAS

Publicly Held Company
Corporate Taxpayer's ID
(CNPJ/MF): 33.000.167/0001-
01 Company Registry (NIRE):
33300032061

MANIFESTATION OF THE INVESTMENT COMMITTEE ("COINV")

In its meeting #27, held on 02-22-2021, the Petrobras Investment Committee on the subject "Incorporation, by Petrobras, of Companhia de Desenvolvimento e Modernização de Plantas Industriais (CDMPI)" manifested itself favorably to the proposal of incorporation of Companhia de Desenvolvimento e Modernização de Plantas Industriais (CDMPI) by Petróleo Brasileiro S.A. (PETROBRAS) and its consequent extinction.

Rio de Janeiro, February 23, 2021.

Original Signed By

Fernanda Hissa Pereira Tieppo
SEGEPE/SCA
Coordinator

SEGEPE - Secretaria-Geral da Petrobras
Av. Henrique Valadares nº 28 – Torre A - 19º andar
Telephone: (21) 3224-2244 / Fax: (21) 3224-9920
CEP 20231-030 - Rio de Janeiro - RJ - Brazil

Companhia de Desenvolvimento e Modernização de Plantas Industriais - COMPI

Consolidated position on Jan, 10th, 2021
R$

Assets	**R$**
Current	
Cash and cash equivalents	28.454
FIDC	2.124.146.410
Accounts receivable	429.098.562
other taxes to recover	379.881.196
	2.933.154.622
Non-current	
Receivable	-
Taxes to recover	80.019.557
Judge accounts	62.377.002
Guarantees	-
	142.396.559
Total Assets	3.075.551.181

Liabilities	**R$**
Current	
Financing	5.569.877.698
Payable	13.068.484
Taxes and contribution to pay	101.753.958
	5.684.700.138,59
Non-current	
Long Term payable accounts	610.413.399
Income tax, social contribution - PNC	102.125.458
	712.538.856,84
Shareholders' equity (Short-term liabilities)	
Share capital	50.000
Fiscal Year results	(1.976.982.988)
Accumulated losses/profits	(1.344.754.827)
	(3.321.687.815)
Total Net Assets	3.075.551.180

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

MINUTES OF THE 820 FISCAL COUNCIL MEETING HELD ON FEBRUARY 24, 2021

At 11:30 am on February 24, 2021, the Fiscal Council of Petróleo Brasileiro SA - PETROBRAS met and, in order to preserve the health of all, this meeting was held entirely by videoconference, transmitted from the City Rio de Janeiro, due to the coronavirus pandemic (Covid-19), with the participation of the Board members, Agnes Maria de Aragão da Costa, Daniel Alves Ferreira, José Franco Medeiros de Morais, Marcelo Gasparino da Silva and Sergio Henrique Lopes de Sousa; also present was the Technical Advisor of this Collegiate, Eduardo Damazio da Silva Rezende, who served as secretary to the meeting, with the following Agenda: Opinion of the Fiscal Council on the Merger Proposal of the COMPANY FOR DEVELOPMENT AND MODERNIZATION OF INDUSTRIAL PLANTS - CDMPI. The Board members and the Technical Advisor of this Board, in response to the invitation contained in the SEGEPE / SCA Electronic Mail, of February 23, 2021, participated in the PETROBRAS Board of Directors (CA) Meeting, held on February 24, 2021, at 8:30 am hours, during which the Board considered the aforementioned merger proposal, which will be submitted to the deliberation of the Extraordinary General Meeting of PETROBRAS 'Shareholders. After the meeting of the C.A. and the prior analysis of the various documents, forwarded in due time by the Company, of which the main ones are listed below: 1st) EXECUTIVE SUMMARY BOARD OF DIRECTORS originated by the Financial and Investor Relations area; 2nd) EVALUATION REPORT OF THE ACCOUNTING NET ASSETS THROUGH THE ACCOUNTING BOOKS OF THE COMPANY FOR DEVELOPMENT AND MODERNIZATION OF INDUSTRIAL PLANTS - CDMPI, base date of January 10, 2021, issued on January 27, 2021, by the Technical Responsible of Moreira Associados Auditores Independentes S/S - Diego Rotermund Moreira - CRC-RS 68603 S RJ CNAI No. 1128; 3rd) PROTOCOL AND JUSTIFICATION OF THE MERGER OF THE COMPANY FOR THE DEVELOPMENT AND MODERNIZATION OF INDUSTRIAL PLANTS - CDMPI, by PETRÓLEO BRASILEIRO S.A. - PETROBRAS; 4th) LEGAL ADVICE ON THE MERGER OF CDMPI BY PETROBRAS; and 5th) ACCOUNTING AND TAX ANALYSIS OF THE MERGER OF CDMPI BY PETROBRAS, the Board issued the following opinion: "The Fiscal Council of Petróleo Brasileiro SA - PETROBRAS, in the exercise of its legal and statutory functions, at a meeting held on this date, considered the decisions of the Company's Board of Directors (taken at the CA Meeting of February 24, 2021), in the sense of submit to the deliberation of the Extraordinary General Meeting - AGE - the Merger of the COMPANY COMPANHIA DE DEVELOPMENT AND MODERNIZATION OF INDUSTRIAL PLANTS - CDMPI.

Based on the content of the documents sent to this Board, and also on the Valuation Report issued on January 27, 2021 by Moreira Associados Auditores Independentes S/S, based on the elements contained in the CDMPI Balance Sheet, on the base date of January 10, 2021, and the Merger Protocol and Justification, in accordance with the provisions of articles 224, 225 and 227 of Law 6404/76, and in compliance with the provisions of the Securities and Exchange Commission (CVM) Instruction 565, of 15 As of June 2015, the Fiscal Council understands that the formalities applicable to the case have been observed, with the documentation in order to be submitted for discussion and voting at the Extraordinary General Meeting of PETROBRAS 'Shareholders. We emphasize, however, the need for prior manifestation by the State Companies Coordination and Governance Secretariat - SEST, in the form of art. 41, item VI, item "b" of Decree No. 9,035, dated April 20, 2017, for resolution of the matter at the General Shareholders' Meeting. Rio de Janeiro, February 24, 2021. Ass .: Board members, José Franco Medeiros de Morais, Agnes Maria de Aragão da Costa, Daniel Alves Ferreira, Marcelo Gasparino da Silva and Sergio Henrique Lopes de Sousa ". Finally, considering that no one else wanted to speak, the meeting was adjourned at twelve o'clock, from which these minutes were drawn up, which, after being read and approved, were signed by the Fiscal Councilors and the Board's Technical Adviser Supervisor; a copy of it will be forwarded to the Company's Management.

José Franco Medeiros de Morais
Presidente

Agnes Maria de Aragão da Costa
Conselheira

Daniel Alves Ferreira
Conselheiro

Marcelo Gasparino da Silva
Conselheiro

Sergio Henrique Lopes de Sousa
Conselheiro

Eduardo Damazio da Silva Rezende
Assessor Técnico
CRC/RJ- 084155/0-35

PETROBRAS

Public Company
CNPJ/MF - 33.000.167/0001-01
NIRE - 33300032061

CERTIFICATE

I hereby certify, for all due purposes, that the Board of Directors of Petróleo Brasileiro S.A. - Petrobras, at a meeting held on 02-24-2021 (Meeting No. 1.651), being the Chairman of the meeting Eduardo Bacellar Leal Ferreira and with the presence of the following Board members: Rosangela Buzanelli Torres, João Cox Neto, Leonardo Pietro Antonelli, Marcelo Mesquita de Siqueira Filho, Omar Carneiro da Cunha Sobrinho, Paulo Cesar de Souza e Silva, Roberto da Cunha Castello Branco, Rodrigo de Mesquita Pereira and Ruy Flaks Schneider (Nivio Ziviani absent for justified reasons) and in the presence of the Fiscal Council on the matter **INCORPORATION OF COMPANHIA DE DESENVOLVIMENTO E MODERNIZAÇÃO DE PLANTAS INDUSTRIAIS (CDMPI) BY PETRÓLEO BRASILEIRO S.A. - PETROBRAS**, under the terms of the respective Executive Summary and its attachments, with favorable vote from all attendees, a) approved and sent to the appraisal of the General Meeting the following matters: a.i) the proposal for approval of the Incorporation Protocol and Justification (Attachment 5 of the Executive Summary) to be signed between Companhia de Desenvolvimento e Modernização de Plantas Industriais S.A. – CDMPI, as a merged company, and Petrobras, as the incorporating company; a.ii) acknowledgement and ratification of the specialized company Moreira Associados Auditores Independentes S.A. to carry out the valuation of da Companhia de Desenvolvimento e Modernização de Plantas Industriais S.A. – CDMPI at book value; a.iii) approval of the Appraisal Report (Attachment 4 of the Executive Summary); a.iv) the proposed merger of the Companhia de Desenvolvimento e Modernização de Plantas Industriais S.A. – CDMPI by Petróleo Brasileiro S.A., with the consequent extinction of that company; and a.v) authorize the Company's Executive Board to perform all the acts necessary to carry out the incorporation as provided for in article 227 of Law No. 6,404 / 76; and b) authorized the issuance of voting instructions to represent Petrobras at the General Meeting of Shareholders to be carried out by CDMPI, with the purpose of b.i) drawing up the minutes of the Meeting in summary form, pursuant to article 130, paragraph 1 of Law No. 6,404 / 76; b.ii) approve the Merger Justification Protocol, signed between the CDMPI, in the quality of Incorporated, and Petrobras, as Incorporator; b.iii) acknowledge and ratify the hiring of the specialized company Moreira Associados Auditores Independentes S.A. to carry out the appraisal, at book value, of CDMPI; b.iv) approve the Appraisal Report; b.v) approve the incorporation of CDMPI by Petrobras, with its consequent extinction; and b.vi) to authorize the Company's Executive Board to perform all the acts necessary for the realization of the merger.

Rio de Janeiro, March 10, 2021.

João Gonçalves Gabriel
General Secretary of Petrobras

SEGEPE - Petrobras General Secretariat
Av. Henrique Valadares 28 - Tower A - 192nd floor
Tel. (21) 3224-2244
ZIP Code 20231-030 - Rio de Janeiro State - RJ - Brazil